   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 16, 1997

                                                        REGISTRATION NO. 33-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                      NEW MANORCARE HEALTH SERVICES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                           8051                 52-2053999
     (STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL  (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)  IDENTIFICATION NO.)

                             11555 DARNESTOWN ROAD
                          GAITHERSBURG, MD 20878-3200
                                (301) 979-4000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                JAMES H. REMPE
                            SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                      NEW MANORCARE HEALTH SERVICES, INC.
                             11555 DARNESTOWN ROAD
                          GAITHERSBURG, MD 20878-3200
                                (301) 979-4000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:
                               J. MICHAEL SCHELL
                                 MARK C. SMITH
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                              NEW YORK, NY 10022
                                (212) 735-3000

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED OFFER TO EXCHANGE AND CONSENT
                                 SOLICITATION:

  As soon as practicable after this Registration Statement becomes effective and all other conditions to the exchange offer (the "Exchange Offer") described in the enclosed Prospectus and Consent Solicitation have been satisfied or waived.

  If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE
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
                                                        PROPOSED MAXI-
   TITLE OF CLASS OF                   PROPOSED MAXIMUM MUM AGGREGATE
    SECURITIES TO BE     AMOUNT TO BE   OFFERING PRICE     OFFERING       AMOUNT OF
       REGISTERED        REGISTERED(1) PER SECURITY(2)     PRICE(2)    REGISTRATION FEE
---------------------------------------------------------------------------------------
7 1/2% Senior Notes due
 2006..................  $150,000,000        100%        $150,000,000      $45,455

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(1) Represents the approximate maximum principal amount of New MCHS Senior
    Notes to be offered in exchange for Old Senior Notes in the Exchange Offer, which aggregate principal amount corresponds to the aggregate
    principal amount of Old Senior Notes outstanding as of October   , 1997.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(2) under the Securities Act of 1933.

                                ---------------

  THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                      PROSPECTUS AND CONSENT SOLICITATION
                (SUBJECT TO COMPLETION, DATED OCTOBER 16, 1997)

                                  $150,000,000

                     NEW MANORCARE HEALTH SERVICES, INC.

                (TO BE RENAMED MANORCARE HEALTH SERVICES, INC.)

                               OFFER TO EXCHANGE

  $150,000,000 7 1/2% SENIOR NOTES OF NEW MANORCARE HEALTH SERVICES, INC. DUE JUNE 15, 2006 FOR ANY AND ALL 7 1/2% SENIOR NOTES OF MANOR CARE, INC. DUE JUNE
                                    15, 2006

                                      AND

                                MANOR CARE, INC.
                              CONSENT SOLICITATION

                                  ----------

  New ManorCare Health Services, Inc. ("ManorCare Health Services"), a newly formed wholly owned subsidiary of Manor Care, Inc. ("Manor Care"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and Consent Solicitation (the "Prospectus") and in the accompanying Letter of Transmittal and Consent (the "Letter of Transmittal"), to exchange $1,000 principal amount of its 7 1/2% Senior Notes due June 15, 2006 (the "New MCHS Senior Notes") for each $1,000 principal amount of 7 1/2% Senior Notes due June 15, 2006 of Manor Care (the "Old Senior Notes") properly tendered.

  Concurrently with the Exchange Offer, Manor Care is soliciting (the "Solicitation") consents ("Consents") from the holders of Old Senior Notes to certain amendments (the "Proposed Amendments") to the Indenture dated as of June 4, 1996, as supplemented by the Supplemental Indenture thereto dated as of June 4, 1996 between Manor Care and Wilmington Trust Company, as trustee (the "Old Indenture") pursuant to which the Old Senior Notes were issued. The Proposed Amendments would, among other things, eliminate the covenants in the Old Indenture that restrict (i) the creation, incurrence or assumption of liens, (ii) sale leaseback transactions and (iii) transactions with affiliates. See "The Proposed Amendments." Holders of Old Senior Notes who tender into the Exchange Offer will be deemed, as a condition to a valid tender, to have given their consent to the Proposed Amendments. The proper completion, execution and delivery of a Letter of Transmittal with respect to Old Senior Notes will constitute the giving of a Consent to the Proposed Amendments with respect to such Old Senior Notes. See "The Exchange Offer--The Solicitation."

 THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
            , 1997, UNLESS EXTENDED (THE "EXPIRATION DATE"). TENDERS OF OLD SENIOR NOTES MAY BE WITHDRAWN ONLY IF THE EXPIRATION DATE IS AFTER 12:01 A.M. ON , 1997. WITHDRAWAL OF TENDERED OLD SENIOR NOTES WILL BE DEEMED A REVOCATION OF THE CONSENT TO WHICH SUCH TENDERED OLD SENIOR NOTES RELATE.

                                  ----------

SEE "RISK FACTORS" COMMENCING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING THE EXCHANGE OFFER AND SOLICITATION.

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE COMMISSION PASSED UPON THE ACCURACY OR
  ADEQUACY OF THIS PROSPECTUS AND CONSENT SOLICITATION. ANY REPRESENTATION TO THE CONTRARY IS CRIMINAL OFFENSE.

                                  ----------

  Please handle this matter through your bank or broker. You may direct any questions concerning the Exchange Offer to your bank or broker. To tender Old Senior Notes and for further information relating to the Exchange Offer, please call the Dealer Manager at the telephone numbers set forth on the back cover page of this Prospectus. To obtain copies of this Prospectus and Consent Solicitation, please contact the Information Agent.

                                  ----------

         The Dealer Manager for the Exchange Offer and Solicitation is:

                             CHASE SECURITIES INC.


        , 1997

(continuation of cover page)

  The Exchange Offer is being made in connection with the contribution by Manor Care to ManorCare Health Services of (i) all of the assets relating to the assisted living business previously conducted by Manor Care and (ii) all of Manor Care's stock in Vitalink Pharmacy Services, Inc. and In Home Health, Inc., following which Manor Care will distribute on a pro rata basis 100% of the outstanding Common Stock, par value $.01 per share, of ManorCare Health Services to the holders of Manor Care's outstanding Common Stock, par value $.01 per share (the "Distribution"). Following the Distribution, Manor Care will change its name to Manor Care Realty, Inc. ("Manor Care Realty") and New ManorCare Health Services, Inc. will change its name to ManorCare Health Services, Inc.

  Consummation of the Exchange Offer is conditioned on, among other things, acceptance of the Exchange Offer by holders of at least a majority in principal amount of the outstanding Old Senior Notes (the "Minimum Tender Condition"). ManorCare Health Services may in its sole discretion waive the Minimum Tender Condition and any other condition and accept for exchange any Old Senior Notes properly tendered.

  New MCHS Senior Notes will be exchanged for Old Senior Notes promptly following the Expiration Date and contemporaneously with or following the Distribution (the "Exchange Date"). Interest on the New MCHS Senior Notes issued in exchange for the Old Senior Notes will accrue from, and including, the Exchange Date at the applicable interest rate on such New MCHS Senior Notes. Interest on Old Senior Notes exchanged in the Exchange Offer will continue to accrue up to, but not including, the Exchange Date and will be paid in cash to exchanging holders concurrently with the delivery of New MCHS Senior Notes to such holders.

  The New MCHS Senior Notes will be senior unsecured obligations of ManorCare Health Services and will rank pari passu in right of payment with all senior debt of ManorCare Health Services, whether outstanding on the date hereof or hereafter created, incurred, assumed or guaranteed. The terms of the New MCHS Senior Notes will be identical in all material respects to the terms of the Old Senior Notes prior to the implementation of the Proposed Amendments except that the New MCHS Senior Notes (i) will be issued by ManorCare Health Services and (ii) will except from the Limitation on Affiliate Transactions covenant certain additional transactions, including the Distribution and related transactions as well as certain other transactions after the Distribution between Manor Care Realty and ManorCare Health Services. See "Description of New MCHS Senior Notes" and "Risk Factors--Certain Considerations Relating to New MCHS Senior Notes."

  The Proposed Amendments cannot become effective unless and until the holders of at least a majority in principal amount of the outstanding Old Senior Notes have given Consents (the "Requisite Consents") and the Exchange Offer has been consummated. The proper tender of Old Senior Notes will constitute the giving of a Consent with respect to such Old Senior Notes. If the Exchange Offer is consummated, then, unless the Requisite Consents have not been received, the Proposed Amendments will become effective as to the Old Senior Notes and each non-exchanging holder of such Old Senior Notes will be bound by the Proposed Amendments even through such holder did not consent to the Proposed Amendments. The proper completion, execution and delivery of a Letter of Transmittal will constitute the giving of a Consent to the Proposed Amendments with respect to such Old Senior Notes. See "The Exchange Offer--The Solicitation."

  Consummation of the Exchange Offer and adoption of the Proposed Amendments with respect to the Old Senior Notes may have certain consequences for holders of such Old Senior Notes who elect not to tender in the Exchange Offer, including the following: (i) the Old Indenture will be amended to delete the principal restrictive covenants therein; (ii) upon consummation of the Distribution the outstanding Old Senior Notes will continue to be senior unsecured obligations of Manor Care Realty and will rank pari passu in right of payment with all existing and future senior debt of Manor Care Realty, whose senior debt securities are expected to have a lower debt rating than that of (x) the Old Senior Notes prior to the Distribution (the Old Senior Notes are currently rated Baa2 by Moody's Investors Services, Inc. and BBB by Standard & Poor's Corporation) and (y) ManorCare Health Services after the Distribution, and will be effectively subordinated to all creditors of Manor Care Realty's subsidiaries including the holders of the Manor Care Notes (as herein defined) and the lenders under the Credit Facilities (as herein defined) and (iii) the trading market for such Old Senior Notes could become more limited, which may adversely affect the market price of such Old Senior Notes. See "Risk Factors--Certain Considerations Relating to Holders Not Tendering in the Exchange Offer" and "The Exchange Offer--The Solicitation."

  No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Registration Statement and, if given or made, such information or representation may not be relied upon as having been authorized by Manor Care, ManorCare Health Services or the Dealer Manager. Neither the delivery of this Registration Statement nor any sale hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof, or that there has been no change in the affairs of Manor Care or ManorCare Health Services as of such date.

                             AVAILABLE INFORMATION

  ManorCare Health Services has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the New MCHS Senior Notes offered hereby (together with all amendments thereto, the "Registration Statement"). This Prospectus does not contain all of the information set forth in such Registration Statement and the exhibits and schedules thereto. For further information with respect to Manor Care, ManorCare Health Services and the New MCHS Senior Notes, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed or incorporated by reference as an exhibit to the Registration Statement and each such statement is qualified in all respects by such reference.

  Manor Care is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Following consummation of the Distribution, ManorCare Health Services will be subject to the information requirements of the Exchange Act, and, in accordance therewith, will file periodic reports and other information with the Commission.

  The Registration Statement, and exhibits thereto, and the proxy statements and reports of Manor Care can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Northwestern Artium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained by mail from the public reference branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, the Commission maintains a Web site containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. The address for such Web site is http://www.sec.gov. Certain of Manor Care's securities are listed on the New York Stock Exchange. Reports, proxy statements and other information concerning Manor Care may also be inspected at the offices of the New York Stock Exchange, Inc. located at 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by Manor Care with the Commission (File No. 1-8195) pursuant to the Exchange Act are incorporated by reference and shall be deemed a part hereof:

    (a) Manor Care's Annual Report on Form 10-K for the fiscal year ended May 31, 1997;

    (b) Manor Care's Current Report on Form 8-K dated September 15, 1997;

    (c) Manor Care's Quarterly Report on Form 10-Q for the period ended August 31, 1997; and

    (d) All other reports filed by Manor Care pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and Consent Solicitation and prior to the termination of the offering of the securities offered hereby.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and Consent Solicitation to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus and Consent Solicitation. Subject to the foregoing, all information appearing in this Prospectus and Consent Solicitation is qualified in its entirety by the information appearing in the documents incorporated herein by reference.

  This Prospectus and Consent Solicitation incorporates documents by reference with respect to Manor Care that are not presented herein or delivered herewith. These documents are available without charge to any person, including any beneficial owner, to whom this Prospectus and Consent Solicitation is delivered, upon written or oral request to Secretary, Manor Care, Inc., 11555 Darnestown Road, Gaithersburg, Maryland 20878-3200, telephone: (301) 979-4000. To ensure timely delivery of the documents, any
request should be made by      , 1997.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION......................................................  ii
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................  ii
SUMMARY....................................................................   1
RISK FACTORS...............................................................  12
DESCRIPTION OF THE TRANSACTIONS............................................  32
THE EXCHANGE OFFER.........................................................  34
  Introduction.............................................................  34
  Terms of the Exchange Offer..............................................  34
  The Solicitation.........................................................  35
  Expiration Date; Extensions; Termination; Amendments.....................  35
  Effect of Tender.........................................................  36
  Acceptance of Old Senior Notes Tendered for Exchange; Delivery of New
   MCHS Senior Notes.......................................................  36
  Procedures for Tendering Old Senior Notes and Giving Consents............  36
  Conditions to the Exchange Offer.........................................  38
  Withdrawal Rights........................................................  39
  Exchange Agent...........................................................  40
  Information Agent........................................................  40
  Dealer Manager...........................................................  40
  Other Fees and Expenses..................................................  40
THE PROPOSED AMENDMENTS....................................................  41
DESCRIPTION OF NEW MCHS SENIOR NOTES.......................................  42
BUSINESS OF MANOR CARE REALTY AFTER THE DISTRIBUTION.......................  51
MANOR CARE REALTY PRO FORMA FINANCIAL DATA.................................  62
MANAGEMENT OF MANOR CARE REALTY AFTER THE DISTRIBUTION.....................  67
DESCRIPTION OF CERTAIN INDEBTEDNESS OF MANOR CARE REALTY...................  69
BUSINESS OF MANORCARE HEALTH SERVICES AFTER THE DISTRIBUTION...............  71
MANORCARE HEALTH SERVICES PRO FORMA FINANCIAL DATA.........................  89
MANORCARE HEALTH SERVICES SELECTED HISTORICAL FINANCIAL DATA...............  94
MANAGEMENT'S DISCUSSION AND ANALYSIS OF MANORCARE HEALTH SERVICES' RESULTS
 OF OPERATIONS AND FINANCIAL CONDITION.....................................  95
DESCRIPTION OF CERTAIN INDEBTEDNESS OF MANORCARE HEALTH SERVICES...........  99
MANAGEMENT OF MANORCARE HEALTH SERVICES.................................... 100
THE BOARD OF DIRECTORS OF MANORCARE HEALTH SERVICES........................ 106
CERTAIN RELATIONSHIPS AND TRANSACTIONS..................................... 108
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS............................ 109
BENEFICIAL OWNERSHIP OF MANAGEMENT......................................... 111
RELATIONSHIP BETWEEN MANOR CARE REALTY AND MANORCARE HEALTH SERVICES AFTER
 THE DISTRIBUTION.......................................................... 113
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS.................................. 120
LEGAL MATTERS.............................................................. 122
EXPERTS.................................................................... 122
INDEX TO COMBINED FINANCIAL STATEMENTS OF NEW MANORCARE HEALTH SERVICES,
 INC. ..................................................................... F-1

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto set forth elsewhere in this Prospectus and Consent Solicitation. As used herein, "Manor Care" refers to Manor Care, Inc. and its subsidiaries prior to the Distribution, "Manor Care Realty" refers to Manor Care, Inc. and its subsidiaries after the Distribution and "ManorCare Health Services," refers to New ManorCare Health Services, Inc. and its subsidiaries after the Distribution. As used herein, "Distribution" means, collectively, the Contribution of Assets, the Assumption of Liabilities, the Capital Contribution, and the distribution of capital stock of ManorCare Health Services to Manor Care's shareholders and "Pro Forma Basis" means after giving pro forma effect to the Debt Offering and the use of proceeds therefrom, the Distribution and related borrowings including the Manor Care Notes, the Realty Note and assuming that all holders of outstanding Old Senior Notes accept the Exchange Offer. See "Risk Factors" for a discussion of certain factors that should be considered in connection with the Exchange Offer and Solicitation.

                                    GENERAL

  The Exchange Offer is being made in connection with the pro rata distribution by Manor Care to its stockholders of 100% of the outstanding stock of ManorCare Health Services, a newly formed wholly owned subsidiary of Manor Care. As a result of the Distribution, Manor Care will have separated into two independent publicly traded companies: Manor Care Realty and ManorCare Health Services. Manor Care Realty will (i) be a health care real estate company focused on the ownership, construction, development and acquisition of health care properties, including skilled nursing and assisted living facilities and (ii) own Mesquite Community Hospital ("Mesquite Hospital") in Mesquite, Texas. ManorCare Health Services will (i) own all the business and assets of, and subject to certain exceptions, be responsible for the liabilities associated with, Manor Care's assisted living business (the "Assisted Living Business"), (ii) operate and manage Manor Care's skilled nursing facilities and (iii) own all of Manor Care's stock in Vitalink Pharmacy Services, Inc. ("Vitalink") and In Home Health, Inc. ("In Home Health") See "The Distribution."

                               MANOR CARE REALTY

  Manor Care Realty will own 168 skilled nursing facilities in 28 states (the "Skilled Nursing Facilities") and will be a leading health care real estate company focused on the ownership, construction, development and acquisition of health care properties, including skilled nursing and assisted living facilities. Manor Care Realty will also own and operate Mesquite Hospital, a 172 licensed bed medical/surgical acute care hospital located in Mesquite, Texas. At or prior to the Distribution, Manor Care Realty will enter into a series of agreements with ManorCare Health Services pursuant to which ManorCare Health Services will lease and operate all of Manor Care Realty's 168 Skilled Nursing Facilities and Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services. Manor Care and its predecessor companies have been engaged in the development, construction and acquisition of health care properties since 1959. See "Business of Manor Care Realty After the Distribution," "Description of The Transactions" and "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution."

  Manor Care was incorporated in August 1981 in the State of Delaware. Manor Care's principal executive offices are located at 11555 Darnestown Road, Gaithersburg, Maryland 20878-3200 and its telephone number is: (301) 979-4000.

                           MANORCARE HEALTH SERVICES

  ManorCare Health Services was incorporated in the State of Delaware on August 29, 1997 and is currently a wholly owned subsidiary of Manor Care. ManorCare Health Services was formed for the purpose of consummating the Distribution and currently conducts no business other than that related to consummating the Distribution. Following the Distribution, ManorCare Health Services will (i) own all of the business and assets of, and, subject to certain exceptions, be responsible for the liabilities associated with, the Assisted Living Business currently conducted by Manor Care, (ii) operate and manage the Skilled Nursing Facilities, (iii) own joint venture interests in, operate and manage three additional skilled nursing facilities,
(iv) own approximately 51% of Vitalink, a public company that operates institutional pharmacies, and (v) own approximately 64% of the voting stock of In Home Health, a public company that provides health care services to clients in their homes. See "Business of ManorCare Health Services After the Distribution," "Description of The Transactions" and "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution." ManorCare Health Services' principal executive offices are located at 11555 Darnestown Road, Gaithersburg, Maryland 20878-3200 and its telephone number is:
(301) 979-4000.

                          DESCRIPTION OF TRANSACTIONS

  Pursuant to the Distribution Agreement to be entered into between Manor Care and ManorCare Health Services (the "Distribution Agreement"), on or prior to the date the Distribution is effected (the "Effective Date"), Manor Care will convey or cause to be conveyed to ManorCare Health Services all of the right, title and interest of Manor Care and its subsidiaries in: (i) all of the business and assets of the Assisted Living Business; (ii) the shares of Common Stock of Vitalink owned by Manor Care; and (iii) the shares of Common and Preferred Stock of In Home Health owned by Manor Care (collectively, the "Contribution of Assets").

  Manor Care will assign to ManorCare Health Services and ManorCare Health Services will assume certain liabilities, including, subject to certain exceptions, all liabilities arising from (i) the operation of the Assisted Living Business or the ownership or use of assets or other activities in connection therewith arising after the Effective Date, (ii) the operation of the Skilled Nursing Facilities after the Effective Date and (iii) the ownership of stock in Vitalink and In Home Health whether arising before, on or after the Distribution (collectively, the "Assumption of Liabilities").

  At or prior to the Distribution, Manor Care will make or cause to be made a capital contribution (the "Capital Contribution") to ManorCare Health Services consisting of (i) approximately $250 million in cash and (ii) $250 million of senior notes (the "Realty Note") of ManorCare Health Services, Inc., Manor Care's principal operating subsidiary ("Old ManorCare Health Services"), which will change its name to Manor Care Real Estate Corp. ("Manor Care Real Estate"). See "Description of Certain Indebtedness of Manor Care Realty--The Realty Note."

  Following the Contribution of Assets, the Assumption of Liabilities and the Capital Contribution, Manor Care will distribute to the holders of record of Manor Care's common stock, par value $.01 per share ("Manor Care Common Stock"), one share of the common stock, par value $.01 per share, of ManorCare Health Services for every share of Manor Care Common Stock. Following the Distribution, Manor Care will change its name to Manor Care Realty, Inc.

                             CONCURRENT FINANCINGS

  Concurrently with the Exchange Offer made hereby, Manor Care Real Estate is offering $350 million aggregate principal amount of % Senior Notes due 2007 (the "Manor Care Notes") pursuant to a separate prospectus (the "Debt Offering"). The Manor Care Notes will be fully and unconditionally guaranteed on a senior unsecured and joint and several basis (the "Guarantees") by Manor Care Realty and substantially all of Manor Care Realty's present and future subsidiaries, other than Unrestricted Subsidiaries (as defined herein)

(collectively, the "Guarantors"). Concurrently with the consummation of the Exchange Offer made hereby, Manor Care Real Estate anticipates entering into new credit facilities to be provided by a group of banks (the "Credit Facilities"). Manor Care is currently negotiating a commitment letter relating to the Credit Facilities. Manor Care Real Estate anticipates that the Credit Facilities will consist of a $300 million revolving credit facility and a $150 million term loan facility. Manor Care Real Estate expects that the Credit Facilities will be secured by substantially all of the assets of Manor Care Realty and its subsidiaries and will be available for general corporate purposes and working capital purposes, including acquisitions. For a description of the Manor Care Notes and the Credit Facilities, see "Description of Certain Indebtedness of Manor Care Realty."

                      THE EXCHANGE OFFER AND SOLICITATION

The Exchange Offer..........  ManorCare Health Services is offering to exchange
                              $1,000 principal amount of its 7 1/2% Senior
                              Notes due June 15, 2006 (i.e., the New MCHS
                              Senior Notes) in exchange for each $1,000 principal amount of 7 1/2% Senior Notes due June 15, 2006 of Manor Care properly tendered (i.e., the Old Senior Notes).

                              The terms of the New MCHS Senior Notes will be identical in all material respects to the terms of the Old Senior Notes prior to the Proposed Amendments, except that the New MCHS Senior Notes
                              (i) will be issued by ManorCare Health Services and, (ii) will except from the Limitation on Affiliate Transactions covenant certain additional transactions, including the Distribution and related transactions as well as certain other transactions after the Distribution between Manor Care Realty and ManorCare Health Services. See "The Exchange Offer--Terms of the Exchange Offer" and "Description of New MCHS Senior Notes."

Interest on New MCHS Senior
 Notes; Accrued Interest on
 Old Senior Notes...........  Interest on the New MCHS Senior Notes issued in exchange for the Old Senior Notes will accrue from, and include, the Exchange Date at the applicable interest rate on the New MCHS Senior Notes. Interest on the Old Senior Notes exchanged in the Exchange Offer will continue to accrue up to, but not include, the Exchange Date and will be paid in cash to exchanging holders concurrently with the delivery of New MCHS Senior Notes to such holders. See "The Exchange Offer-- Acceptance of Old Senior Notes Tendered for Exchange; Delivery of New MCHS Senior Notes."

Conditions of the Exchange
Offer.......................  Consummation of the Exchange Offer is conditioned upon, among other things, acceptance of the Exchange Offer by holders of at least a majority in principal amount of the Old Senior Notes (i.e., the Minimum Tender Condition). ManorCare Health Services may in its sole discretion waive any such conditions and accept for exchange any Old Senior Notes properly tendered. See "The Exchange Offer--Conditions to the Exchange Offer" and "Certain Federal Income Tax Considerations."

Solicitation................  Concurrently with the Exchange Offer, Manor Care is soliciting Consents from the holders of the Old Senior Notes to the Proposed Amendments to the Old Indenture. The Proposed Amendments would, among other things, eliminate the covenants in the Old Indenture that restrict (i) the creation, incurrence or assumption of liens, (ii) sale leaseback transactions and (iii) transactions with affiliates. If Consents are received from the holders of at least a majority in principal amount of the Old Senior Notes (i.e., the Requisite Consents), the Old Indenture will be amended in accordance with the Proposed Amendments. See "The Exchange Offer--The Solicitation" and "The Proposed Amendments."

                              Manor Care and Wilmington Trust Company, as trustee (the "Old Trustee"), will execute a supplemental indenture (the "Supplemental Indenture") implementing the Proposed Amendments to the Old Indenture after certification to the Old Trustee that the Requisite Consents have been received. The Proposed Amendments will become operative only upon consummation of the Exchange Offer. If the Exchange Offer is consummated, then, unless the Requisite Consents have not been obtained, the Proposed Amendments will become effective and each non-exchanging holder of the Old Senior Notes will be bound by such amendment even though such holder did not consent to the Proposed Amendments. See "The Exchange Offer-- Terms of the Exchange Offer--The Solicitation" and "The Proposed Amendments." All references herein to the Exchange Offer shall be deemed to include the Solicitation unless otherwise specified.

                              Holders of Old Senior Notes who tender into the Exchange Offer will be required, as a condition to valid tender, to have given their Consent to the Proposed Amendments. The proper completion, execution and delivery of a Letter of Transmittal with respect to particular Old Senior Notes will constitute the giving of a Consent to the Proposed Amendments with respect to such Old Senior Notes. Withdrawal of tendered Old Senior Notes will be deemed a revocation of the Consent to which such Old Senior Notes relate.

Expiration Date.............  The Exchange Offer will expire at 5:00 p.m., New
                              York City time, on        , 1997 or at any later
                              time and date to which the Exchange Offer may be extended by ManorCare Health Services pursuant to the procedures described herein (i.e., the Expiration Date). See "The Exchange Offer-- Expiration Date; Extensions; Termination; Amendments."

Certain Consequences to
 Holders Tendering in the
 Exchange Offer.............  Holders of Old Senior Notes who participate in the Exchange Offer will receive New MCHS Senior Notes. The New MCHS Senior Notes will be unsubordinated and unsecured senior obligations of ManorCare Health Services and will rank pari passu with all existing and future unsecured and unsubordinated indebtedness of

                              ManorCare Health Services. The indenture pursuant to which the New MCHS Senior Notes will be issued (the "New Indenture") will be identical in all material respects to the Old Indenture prior to implementation of the Proposed Amendments except
                              (i) the New MCHS Senior Notes will be issued by ManorCare Health Services and (ii) the New MCHS Senior Notes will except from the Limitation on Affiliate Transactions covenant certain additional transactions, including the Distribution and related transactions as well as certain other transactions after the Distribution between Manor Care Realty and ManorCare Health Services. See "Description of New MCHS Senior Notes" and "Risk Factors--Certain Considerations Relating to New MCHS Senior Notes."

Certain Consequences to
 Holders Not Tendering in
 the Exchange Offer.........  Consummation of the Exchange Offer and the
                              adoption of the Proposed Amendments will have certain consequences to holders of the Old Senior Notes who elect not to tender in the Exchange Offer, including the following: (i) the Old Indenture will be amended to delete the principal restrictive covenants therein, see "The Proposed Amendments," (ii) upon consummation of the Exchange Offer, the unexchanged Old Senior Notes will continue to be senior unsecured obligations of Manor Care Realty, which securities are expected to have a lower debt rating than the Old Senior Notes prior to the Distribution (which are currently rated Baa2 by Moody's Investors Service, Inc. and BBB by Standard & Poor's Corporation) and the New MCHS Senior Notes after the Distribution, and will be effectively subordinated to all creditors of Manor Care Realty's subsidiaries including the holders of the Manor Care Notes and the lenders under the Credit Facilities and (iii) the trading market for unexchanged Old Senior Notes could become more limited, which may adversely affect the market price of Old Senior Notes. See "Risk Factors--Certain Considerations Relating to Holders Not Tendering in the Exchange Offer."

Procedure for Tendering Old
 Senior Notes and Giving
 Consents...................  A holder of Old Senior Notes held with The
                              Depository Trust Company ("DTC") must follow the following instructions to tender Old Senior Notes in the Exchange Offer: (i) call such holder's broker and inform such broker of such holder's interest in tendering such holder's Old Senior Notes pursuant to the Exchange Offer, (ii) instruct such broker to effect a book-entry transfer of all Old Senior Notes to be tendered in the Exchange Offer by such holder into the
                              account of        (the "Exchange Agent") at DTC,
                              (iii) instruct such broker to complete and sign the Letter of Transmittal in accordance with the instructions set forth therein, and (iv) instruct such broker to deliver the properly completed and executed Letter of Transmittal (or a facsimile thereof) to the Exchange Agent on or prior to 5:00 p.m., New York City time, on the Expiration Date. The proper completion, execution and delivery of the Letter of Transmittal will constitute the giving of a Consent to the Proposed

                              Amendments. See "Exchange Offer--Procedures For Tendering Old Senior Notes and Giving Consents."

                              LETTERS OF TRANSMITTAL MUST BE SENT ONLY TO THE EXCHANGE AGENT. DO NOT SEND LETTERS OF TRANSMITTAL TO MANORCARE HEALTH SERVICES, THE INFORMATION AGENT, THE OLD TRUSTEE OR THE DEALER MANAGER.

Acceptance of Old Senior
 Notes and Delivery of New
 MCHS Senior Notes..........  Upon satisfaction or waiver of the conditions to the Exchange Offer, ManorCare Health Services will accept for exchange (and thereby acquire) any and all Old Senior Notes that are properly tendered in the Exchange Offer and not withdrawn on or before 5:00 p.m., New York City time, on the Expiration Date, and ManorCare Health Services will (i) deliver the New MCHS Senior Notes and (ii) pay accrued interest in cash on the Old Senior Notes surrendered. See "The Exchange Offer--Acceptance of Old Senior Notes Tendered for Exchange; Delivery of New MCHS Senior Notes."

Withdrawal Rights and
 Revocation of Consents.....  Tenders of Old Senior Notes may be withdrawn by delivering a written notice of withdrawal to the Exchange Agent only if the Expiration Date is
                              after 12:01 a.m.    , 1997. Withdrawal of
                              tendered Old Senior Notes will be deemed a revocation of the consent with respect to such Old Senior Notes. Any Old Senior Notes not accepted for exchange for any reason will be returned to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer. See "The Exchange Offer--Withdrawal Rights."

Certain Federal Income Tax
 Considerations.............  A holder of Old Senior Notes that exchanges Old
                              Senior Notes for New MCHS Senior Notes pursuant to the Exchange Offer will recognize gain or loss equal to the difference between (i) the fair market value of the New MCHS Senior Notes and
                              (ii) the holder's adjusted tax basis in the Old Senior Notes. A holder of Old Senior Notes who does not exchange Old Senior Notes for New MCHS Senior Notes pursuant to the Exchange Offer should not, as a result of the adoption of the Proposed Amendments, be treated as if such holder engaged in a constructive exchange of Old Senior Notes. If, however, the Proposed Amendments were to cause such a constructive exchange, a holder of Old Senior Notes should not recognize gain or loss because the constructive exchange should qualify as a tax-free recapitalization. See "Certain Federal Income Tax Considerations."

No Dissenters' Rights.......  Holders of Old Senior Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law or the Old Indenture in connection with the Exchange Offer.

Aggregate Principal Amount
 of Old Senior Notes........  As of October  , 1997, there were $150,000,000 aggregate principal amount of Old Senior Notes outstanding.

Exchange Agent..............

Dealer Manager..............  Chase Securities Inc. (the "Dealer Manager"). The
                              address and phone numbers of the Dealer Manager are set forth on the back cover page of this Prospectus.

Information Agent...........              (the "Information Agent"). The
                              address and phone number of the Information Agent are set forth on the back cover page of this Prospectus.

Toll Free Information
Numbers.....................  Questions concerning the terms of the Exchange
                              Offer should be directed to the Dealer Manager at 1-800-523-9736.

                              Questions concerning tender procedures and requests for additional copies of this Prospectus should be directed to the Information Agent at 1-800-XXX-XXXX.

TERMS OF NEW MCHS SENIOR NOTES

  The terms of the New MCHS Senior Notes will be identical in all material respects to the terms of the corresponding series of Old Senior Notes prior to the implementation of the Proposed Amendments except that (i) the New MCHS Senior Notes will be issued by ManorCare Health Services, and (ii) the New Indenture will except from the Limitation on Affiliate Transactions covenant certain additional transactions, including the Distribution and related transactions as well as certain other transactions after the Distribution between Manor Care Realty and ManorCare Health Services.

Issuer......................  New ManorCare Health Services, Inc. (to be
                              renamed ManorCare Health Services, Inc.)

Ranking.....................  The New MCHS Senior Notes will be senior unsecured obligations of ManorCare Health
                              Services and will rank pari passu in right of payment with all senior debt of ManorCare Health Services whether outstanding on the date hereof or hereafter created, incurred, assumed or guaranteed.

                                MATURITY    INTEREST        INTEREST
                                  DATE        RATE        PAYMENT DATES
                                --------    --------      -------------
New MCHS Senior Notes.......  June 15, 2006  7 1/2%  payable semi-annually on
                                                     June 15 and December 15
                                                     each year, commencing
                                                                 , 1997

Optional Redemption.........  The New MCHS Senior Notes will be redeemable, at the option of ManorCare Health Services, in whole at any time or in part from time to time, on at least 30 days but not more than 60 days prior notice mailed to the registered address of each holder of New MCHS Senior Notes to be so redeemed, at a redemption price equal to the greater of (i) 100% of their principal amount and
                              (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate (as defined herein), plus 15 basis points, plus accrued interest thereon to the date of redemption.

Certain Covenants...........  The New Indenture will contain substantially identical covenants to those contained in the Old Indenture prior to implementation of the Proposed Amendments, except that (i) the New MCHS Senior Notes will be issued by ManorCare Health Services and (ii) the New Indenture will except from the Limitation on Affiliate transactions covenant certain additional transactions including: (w) transactions pursuant to existing agreements; (x) the Distribution and the related transactions;
                              (y) any transaction between ManorCare Health
                              Services and Manor Care Realty in the ordinary course of business or approved by a majority of the Independent Directors (as defined herein) of ManorCare Health Services; and (z) post-Distribution transactions contemplated by the agreements to be entered into by ManorCare Health Services and Manor Care Realty in connection with the Distribution.

  For more detailed information regarding the New MCHS Senior Notes, see "Description of New MCHS Senior Notes."

                SUMMARY HISTORICAL FINANCIAL DATA OF MANOR CARE
               AND PRO FORMA FINANCIAL DATA OF MANOR CARE REALTY

  The following table sets forth a summary of selected historical financial data of Manor Care and pro forma financial data of Manor Care Realty. The historical financial data are not necessarily indicative of the results of operations or financial position that would have been obtained if Manor Care Realty had been a separate, independent company during the periods shown nor necessarily indicative of Manor Care Realty's future performance as an independent company. The historical statements of income data for the fiscal years ended May 31, 1995, 1996 and 1997 and the historical balance sheet data for the fiscal years ended May 31, 1995, 1996 and 1997 are derived from the audited consolidated financial statements of Manor Care. The historical statements of income data for the three month periods ended August 31, 1996 and 1997 and the historical balance sheet data for the three month periods ended August 31, 1996 and 1997 are derived from the unaudited consolidated financial statements of Manor Care. The historical financial data set forth below should be read in conjunction with Manor Care's Consolidated Financial Statements and the notes thereto found elsewhere in this Prospectus.

  The summary pro forma financial data for the fiscal year ended May 31, 1997 and the three month period ended August 31, 1997 make adjustments to the historical balance sheet and the historical statement of income, as if the Distribution and related transactions (including the Exchange Offer) had occurred on May 31, 1997 and August 31, 1997, respectively for purposes of the pro forma balance sheet, and on June 1, 1996 and June 1, 1997, respectively for purposes of the pro forma statement of income. The pro forma financial statements of Manor Care Realty may not reflect the future results of operations or financial position of Manor Care Realty or what the results of operations would have been if Manor Care Realty had been a separate, independent company during such period. The pro forma adjustments reflect the impact of the Distribution and related borrowings, including the Credit Facilities and the Realty Note, Lease Agreements, Assisted Living Facility Management Agreements, net additional costs associated with general corporate functions, the consummation of the Exchange Offer, the Debt Offering and the use of proceeds thereof, and the related income tax effects of these adjustments. See "Manor Care Realty Pro Forma Financial Data" and the accompanying footnotes for a discussion of the principal adjustments made in the preparation of the pro forma financial information.

                                                                            THREE MONTHS ENDED
                                 FISCAL YEARS ENDED MAY 31,                     AUGUST 31,
                          -------------------------------------------  -------------------------------
                                                            PRO FORMA                        PRO FORMA
                            1995       1996        1997       1997       1996       1997       1997
                          ---------  ---------  ----------  ---------  ---------  ---------  ---------
                                             (DOLLARS IN THOUSANDS)
Statements of Income Da-
 ta:
Revenues................  $ 893,471  $ 985,150  $1,056,095  $ 217,132  $ 250,226  $ 274,054  $  40,394
Expenses:
 Operating..............    670,987    735,671     789,074     59,013    191,539    208,247      4,317
 Depreciation and
  amortization..........     48,284     56,503      60,243     60,608     14,586     15,985     15,985
 General corporate and
  other.................     60,240     63,127      60,177        --      14,163     11,265        --
 Provisions for asset
  impairment and
  restructuring.........        --      25,100         --         --         --         --         --
                          ---------  ---------  ----------  ---------  ---------  ---------  ---------
 Total expenses.........    779,511    880,401     909,494    119,621    220,288    235,497     20,302
                          ---------  ---------  ----------  ---------  ---------  ---------  ---------
Income from continuing
 operations before other
 income and (expenses)
 and income taxes.......    113,960    104,749     146,601     97,511     29,938     38,557     20,092
 Interest income from
  advances to
  discontinued lodging
  segment...............     15,492     19,673      21,221     21,221      5,079      2,604      2,604
 Interest expense.......    (18,872)   (18,951)    (24,514)   (66,299)    (5,302)    (6,829)   (14,945)
 Other income
  (expenses), net.......      6,372      3,452       6,400      6,400      1,653      2,592      2,592
                          ---------  ---------  ----------  ---------  ---------  ---------  ---------
Income from continuing
 operations before
 income taxes...........    116,952    108,923     149,708     58,833     31,368     36,924     10,343
Income taxes............     46,101     44,563      60,783     24,842     12,327     14,100      4,093
                          ---------  ---------  ----------  ---------  ---------  ---------  ---------
Income from continuing
 operations.............     70,851     64,360      88,925     33,991     19,041     22,824      6,250
Income from discontinued
 assisted living,
 pharmacy and home
 health operations......      6,824      1,111      36,188        --       1,225     (2,964)         0
Income from discontinued
 lodging operations.....     16,811     20,436      11,829     11,829      3,419          0          0
                          ---------  ---------  ----------  ---------  ---------  ---------  ---------
Net income..............  $  94,486  $  85,907  $  136,942  $  45,820  $  23,685  $  19,860  $   6,250
                          =========  =========  ==========  =========  =========  =========  =========
Other Financial and Op-
 erating Data:
EBITDA(1)...............    162,244    186,352     206,844    158,119     44,524     54,542     36,077
EBITDA margin...........      18.16%     18.92%      19.59%     72.82%     17.79%     19.90%     89.31%
Average number of
 operating beds.........     22,252     23,227      23,865     23,506     23,724     23,724     23,724
Ratio of EBITDA to
 interest expense.......       8.60x      9.83x       8.44x      2.38x      8.40x      7.99x      2.41x
Ratio of earnings to
 fixed charges(2).......       6.43x      5.62x       6.03x      1.78x      5.71x      5.46x      1.59x
Balance Sheet Data:
Working capital.........     51,053    (33,357)     33,718    (12,845)   (29,933)   200,813    107,323
Total assets............  1,247,241  1,593,193   1,547,578  1,228,530  1,640,087  1,638,292  1,229,395
Long-term debt..........    315,271    490,575     491,190    806,530    512,784    551,507    796,547
Total equity............    624,873    707,769     690,431      5,406    737,124    710,677      8,231

-------
(1) EBITDA represents earnings before interest, income taxes, depreciation, amortization and certain other special charges, including the addition of $25.1 million in fiscal year 1996 relating to the impairment of assets. EBITDA is not intended to represent cash flows for the period, is not presented as an alternative to operating income as an indicator of operating performance, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See Manor Care's consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus.
(2) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before provision for income taxes including dividends from less than 50% owned companies and Manor Care's share of pre-tax income of 50%-owned companies carried at equity, before fixed charges net of capitalized interest. Fixed charges comprise interest on long-term and short-term debt, including capitalized interest, the portion of rentals representative of an interest factor and Manor Care's share of fixed charges of 50%-owned companies carried at equity.

   MANORCARE HEALTH SERVICES SUMMARY PRO FORMA AND HISTORICAL FINANCIAL DATA

  The following table sets forth a summary of selected historical and pro forma financial data for ManorCare Health Services. The historical financial data relates to the businesses of ManorCare Health Services as they were operated as part of Manor Care and may not necessarily be indicative of the results of operations or financial position that would have been obtained if ManorCare Health Services had been a separate, independent company during the periods shown nor necessarily indicative of ManorCare Health Services' future performance as an independent company. See "Risk Factors--Operating History and Future Prospects." The historical statements of income data for the fiscal years ended May 31, 1995, 1996 and 1997 and the historical balance sheet data for the fiscal years ended May 31, 1995, 1996 and 1997 are derived from the audited combined financial statements of ManorCare Health Services. The historical statements of income data for the three month periods ended August 31, 1996 and 1997 and the historical balance sheet data for the three month periods ended August 31, 1996 and 1997 are derived from the unaudited combined financial statements of ManorCare Health Services. The historical financial data set forth below should be read in conjunction with ManorCare Health Services' Combined Financial Statements and the notes thereto found elsewhere in this Prospectus. The operations of ManorCare Health Services will consist principally of the pharmacy operations, assisted living operations and home health operations formerly conducted by Manor Care directly or through Manor Care's subsidiaries. As such, historical statements of income and other financial data include results of pharmacy, assisted living and home health operations. See "Management's Discussion and Analysis of Results of ManorCare Health Services' Operations and Financial Condition." The summary pro forma financial data for the fiscal year ended May 31, 1997 and the three month period ended August 31, 1997 make adjustments to the historical balance sheet and the historical statement of income, as if the Distribution had occurred on May 31, 1997 and August 31, 1997, respectively for purposes of the pro forma balance sheet, and on June 1, 1996 and June 1, 1997, respectively for purposes of the pro forma statement of income. See "Pro Forma Financial Data of ManorCare Health Services" and the accompanying footnotes for a discussion of the principal adjustments made in the preparation of the pro forma financial information. The pro forma financial statements of ManorCare Health Services may not reflect the future results of operations or financial position of ManorCare Health Services or what the results of operations would have been if ManorCare Health Services had been a separate, independent company during such period. The pro forma adjustments reflect the impact of the Distribution, Lease Agreements, Assisted Living Facility Management Agreements, net additional costs associated with general corporate functions, TeamCare (as defined herein) operations from June 1, 1996 to January 31, 1997 (the portion of the fiscal year prior to the TeamCare Merger (as defined herein)), the issuance of the New MCHS Senior Notes, and the related income tax effects of these adjustments. See "Pro Forma Financial Data of ManorCare Health Services."

                                                                             THREE MONTHS
                                 FISCAL YEARS ENDED MAY 31,                ENDED AUGUST 31,
                            ----------------------------------------  ----------------------------
                                                          PRO FORMA                      PRO FORMA
                              1995      1996      1997       1997      1996      1997      1997
                            --------  --------  --------  ----------  -------  --------  ---------
                                                     (IN THOUSANDS)
STATEMENTS OF INCOME DATA:
Revenues..................  $125,987  $263,047  $471,152  $1,681,966  $86,253  $158,696  $436,798
Expenses:
  Operating expenses......    99,011   227,410   413,762   1,494,809   74,533   153,619   403,446
  Depreciation and
   amortization...........     6,090    11,583    20,135      27,797    3,718     7,199     7,199
  General corporate and
   other..................     2,957     9,195     8,385      70,592    1,814     3,292    13,994
  Provision for asset
   impairment.............       --      1,200       --          --       --        --        --
                            --------  --------  --------  ----------  -------  --------  --------
    Total expenses........   108,058   249,388   442,282   1,593,198   80,065   164,110   424,639
                            --------  --------  --------  ----------  -------  --------  --------
Income before other income
 and (expenses) and income
 taxes....................    17,929    13,659    28,870      88,768    6,188    (5,414)   12,159
Other income and
 (expenses):
  Gain on issuance of
   Vitalink stock.........       --        --     50,271      50,271      --        --        --
  Interest expense........    (3,898)  (11,387)  (17,317)    (25,113)  (3,840)   (4,527)   (5,520)
  Other income (expenses),
   net....................    (1,152)      276    (1,719)     30,590      150     7,727    16,790
                            --------  --------  --------  ----------  -------  --------  --------
Income before income
 taxes....................    12,879     2,548    60,105     144,516    2,498    (2,214)   23,429
Income taxes..............     6,055     1,437    23,917      60,824    1,273       750    10,757
                            --------  --------  --------  ----------  -------  --------  --------
Net income................  $  6,824  $  1,111  $ 36,188  $   83,692  $ 1,225  $ (2,964) $ 12,672
                            ========  ========  ========  ==========  =======  ========  ========

                                                                            THREE MONTHS
                               FISCAL YEARS ENDED MAY 31,                 ENDED AUGUST 31,
                          ----------------------------------------  ------------------------------
                                                        PRO FORMA                       PRO FORMA
                            1995      1996      1997       1997       1996      1997       1997
                          --------  --------  --------  ----------  --------  --------  ----------
                                                    (IN THOUSANDS)
OTHER FINANCIAL DATA:
EBITDA(1)...............  $ 24,019  $ 26,442  $ 49,005  $  116,565  $  9,906  $  1,785  $   19,358
EBITDA margin...........     19.06%    10.05%    10.40%       6.93%    11.48%     1.12%       4.43%
Ratio of EBITDA to
 interest expense.......      6.16x     2.32x     2.83x       4.64x     2.58x     0.39x       3.51x
Ratio of earnings to
 fixed charges(2).......      3.45x     1.07x     3.64x       5.84x     1.49x     0.54x       4.73x
Cash provided (used) by
 operating activities...    16,701     8,043     4,401         N/A     8,793   (11,015)        N/A
Investment in property
 and equipment..........    25,020    32,001    39,974         N/A     9,466     5,072         N/A
Total assets............   134,502   334,880   787,377   1,380,474   345,544   728,767   1,410,474
Long-term debt..........     1,837    51,387   180,843     330,843    51,070   193,308     313,308
Investments and advances
 from Manor Care........    90,020   193,807   277,066         --    204,178   277,235         --
Common stock and paid-
 in-capital.............       --        --        --      682,026       --        --      699,446

--------
(1) EBITDA represents earnings before interest, income taxes, depreciation, amortization and certain other special charges, including the addition of $1.2 million in fiscal year 1996 relating to the impairment of assets. EBITDA is not intended to represent cash flows for the period, is not presented as an alternative to operating income as an indicator of operating performance, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See ManorCare Health Services' consolidated financial statements and the notes thereto appearing elsewhere in this Registration Statement.
(2) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before provision for income taxes including dividends from less than 50% owned companies and ManorCare Health Services' share of pre-tax income of 50%-owned companies carried at equity, before fixed charges net of capitalized interest. Fixed charges comprise interest on long-term and short-term debt, including capitalized interest, the portion of rentals representative of an interest factor and ManorCare Health Services' share of fixed charges of 50%-owned companies carried at equity.

                                 RISK FACTORS

  The following factors and other information described elsewhere herein should be carefully considered by each prospective investor before deciding whether to tender Old Senior Notes pursuant to the Exchange Offer.

              CERTAIN CONSIDERATIONS RELATING TO OLD SENIOR NOTES

THE PROPOSED AMENDMENTS

  The Proposed Amendments would, among other things, delete the principal restrictive covenants therein. If the Proposed Amendments become operative, the holders of the Old Senior Notes will be bound thereby regardless of whether they consented to the Proposed Amendments.

MANOR CARE REALTY'S INDEBTEDNESS AND DEBT RATING OF UNEXCHANGED OLD SENIOR
NOTES

  Upon consummation of the Distribution, unexchanged Old Senior Notes will remain obligations of Manor Care Realty. Immediately after the Distribution, Manor Care Realty will have approximately $797 million of outstanding indebtedness. See "--Substantial Leverage; Ability to Service Indebtedness." It is currently expected that the unexchanged Old Senior Notes will have a debt rating lower than the Old Senior Notes' current debt rating (the Old Senior Notes are currently rated Baa2 by Moody's Investors Services, Inc. and BBB by Standard & Poor's Corporation) and the New MCHS Senior Notes expected debt rating.

REDUCED LIQUIDITY OF OLD SENIOR NOTES

  The trading market for unexchanged Old Senior Notes could become more limited due to the reduction in the amount of Old Senior Notes outstanding after the Exchange Offer, which might adversely affect the liquidity and market price of such Old Senior Notes. There is no assurance that an active market in the unexchanged Old Senior Notes will develop and no assurance as to the prices at which the unexchanged Old Senior Notes may be traded.

HOLDING COMPANY STRUCTURE; SUBORDINATION

  Manor Care Realty is a holding company with no material business operations, sources of income or assets of its own other than the shares of its subsidiaries. Because substantially all of Manor Care Realty's operations are conducted through subsidiaries, Manor Care Realty's cash flow and, consequently, its ability to meet its debt service obligations, including payment of principal, premium, if any, and interest on the Old Senior Notes, is dependent upon the cash flow of its subsidiaries and the payment of funds by those subsidiaries to Manor Care Realty in the form of loans, dividends, fees or otherwise. The subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Old Senior Notes or to make any funds available therefor, whether in the form of loans, dividends or otherwise. See "--Fraudulent Transfer Considerations, Legal Dividend Requirements." Any right of Manor Care Realty to receive assets of any of its subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the Old Senior Notes to participate in the distribution of proceeds from those assets) will be effectively subordinated to the claims of such subsidiary's creditors (including holders of the Manor Care Notes, tax authorities, trade creditors, and the lenders under the Credit Facilities, subject to the considerations described under "--Fraudulent Transfer Considerations; Legal Dividend Requirements," as well as other lenders to those subsidiaries), except to the extent that Manor Care Realty is itself a creditor of such subsidiary, in which case Manor Care Realty's claims would still be subordinated to any security interest in the assets of such subsidiary and indebtedness of such subsidiary senior to that held by Manor Care Realty. In addition, although the Indenture relating to the Manor Care Notes limits the ability of Manor Care Realty's subsidiaries to incur additional indebtedness and to enter into agreements that restrict the ability of each subsidiary to pay dividends or make or repay loans or other payments to Manor Care Realty, Manor Care Realty's subsidiaries may be able to incur substantial additional indebtedness which will be effectively senior to the Old Senior Notes. See "Description of Certain Indebtedness of Manor Care Realty--The Manor Care Notes."


FORWARD-LOOKING INFORMATION; HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

  This Registration Statement contains various forward-looking statements and information that are based on management's belief as well as assumptions made by and information currently available to management. When used in this document, the words "anticipate," "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. All of these forward-looking statements are based on estimates and assumptions made by management of Manor Care Realty which, although believed by management of Manor Care Realty to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed upon such estimates and statements. No assurance can be given that any of such estimates will be realized and it is likely that actual results will differ materially from those contemplated by such forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Among the key factors that may have a direct bearing on Manor Care Realty's operating results is Manor Care Realty's ability to implement its plan to construct, develop, acquire or sell skilled nursing and assisted living facilities. In addition, actual future results and trends may differ materially depending on a variety of factors discussed in this "Risk Factors" section and elsewhere in this Registration Statement. Factors that may affect such plans or results include, without limitation, (i) Manor Care Realty's success in implementing its business strategy, including its success in arranging financing where required, (ii) the nature and extent of future competition, (iii) the extent of future health care reform and regulation, including cost containment measures, (iv) ManorCare Health Services' ability to manage and operate the Skilled Nursing Facilities, (v) the loss or retirement of key members of management, (vi) increases in Manor Care Realty's cost of borrowing, (vii) any costs associated with Manor Care Realty's transition to an independent public company; (viii) changes in the mix of payment sources for patient services provided by ManorCare Health Services, including any decrease in the amount and percentage of revenues derived from private payors, (ix) the ability of ManorCare Health Services to continue to deliver high quality care and to attract private pay residents (x) changes in general economic conditions and/or in the markets in which Manor Care Realty may, from time to time, compete. Many of such factors are beyond the control of Manor Care Realty and its management. Because Manor Care Realty will be dependent to a large extent on ManorCare Health Services, Manor Care Realty will also be affected adversely to the extent that any of the above factors affect ManorCare Health Services.

  The historical financial statements and data of Manor Care included, or incorporated by reference herein, do not give effect to the Distribution and related transactions. Manor Care, prior to the Distribution, had different management, revenue base and cost structures, as well as significantly different capitalization. In addition, Manor Care Realty did not operate as a separate independent company during such periods. Consequently, the historical financial statements and data included herein do not indicate the results of operations or financial condition of Manor Care Realty that would have been reported for the periods indicated. In addition, the pro forma financial statements and data, which give effect to the Distribution and related transactions, are included herein for informational purposes and, while management believes that they may be helpful in understanding the operations of Manor Care Realty, on such a pro forma basis, undue reliance should not be placed thereon. Such pro forma financial statements and data do not reflect the future results of Manor Care Realty.

OPERATING HISTORY AND FUTURE PROSPECTS

  Manor Care Realty does not have an operating history as an independent public company, and therefore, there are no historical financial results of Manor Care Realty for investors to evaluate. However, Manor Care Realty will own and conduct the operations of Manor Care's real estate development business and Mesquite Hospital. These businesses were previously conducted by Manor Care as divisions of a large public company with greater financial strength. In addition, the division of Manor Care may result in some temporary dislocation and inefficiencies to the business operations, as well as to the organizational and personnel structure. There can be no assurance that Manor Care Realty's operations will be profitable in 1998 or in future years.

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE INDEBTEDNESS

  As a result of the Distribution, Manor Care Realty will be highly leveraged, with indebtedness that is very substantial in relation to its stockholders' equity. On a Pro Forma Basis, as of August 31, 1997, Manor Care Realty's aggregate outstanding indebtedness would have been $797 million and Manor Care Realty's stockholders' equity would have been $8.2 million. Manor Care Realty expects that the Credit Facilities will permit Manor Care Realty to incur additional indebtedness, subject to certain limitations. Manor Care Realty will need to incur additional indebtedness over the next five years to fund the planned development of skilled nursing and assisted living facilities over the next five years. See "Description of Certain Indebtedness of Manor Care Realty."

  Manor Care Realty's ability to repay the indebtedness to be incurred in connection with the Distribution at its scheduled maturity is expected to be dependent in whole or in part on its obtaining additional debt and/or equity financing or, alternatively, the disposition of assets. The Credit Facilities are expected to be secured by substantially all of the assets of Manor Care Realty. No assurances can be given as to Manor Care Realty's ability to refinance other indebtedness or seek additional financing, which ability may be impaired as a result of such security. In the event Manor Care Realty is unable to obtain the necessary funds to repay its indebtedness, Manor Care Realty would be in default under the terms of its indebtedness. Such a default could result in, among other things, a foreclosure or other actions by creditors against collateral securing such indebtedness, and in cross defaults to other indebtedness resulting in the acceleration of the maturity of all principal and interest of indebtedness subject to such cross defaults.

  The degree to which Manor Care Realty is leveraged could have important consequences, including the following: (i) Manor Care Realty's ability to obtain additional financing in the future to fund construction of facilities, for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of Manor Care Realty's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to Manor Care Realty for its operations; (iii) certain of Manor Care Realty's borrowings will be at variable rates of interest, which will cause Manor Care Realty to be vulnerable to increases in interest rates and (iv) Manor Care Realty's substantial leverage may make it more vulnerable to cost increases and adverse economic conditions and limit its ability to withstand competitive pressures or take advantage of business opportunities.

  Manor Care Realty's ability to make scheduled principal payments or to refinance its obligations with respect to its indebtedness depends primarily on the financial and operating performance of ManorCare Health Services, which, in turn, is subject to prevailing economic conditions and to financial, business, industry and other factors are beyond its control. See "--Forward-Looking Information; Historical and Pro Forma Financial Information" for a description of factors that may affect Manor Care Realty's and ManorCare Health Service's financial and operating performance. There can be no assurance that Manor Care Realty's operating results will be sufficient for payment of Manor Care Realty's indebtedness.

  Manor Care Realty's business is capital intensive and Manor Care Realty will continue to have significant capital requirements in the future. As a highly leveraged corporation, any new financings and refinancings by Manor Care Realty of its existing debt may be at higher interest rates and on less advantageous terms than would have been the case had the Distribution not taken place. Manor Care Realty's ability to meet certain financial tests in the Credit Facilities will be dependent upon its ability to reduce its leverage over the next three to five years. Such reductions may require Manor Care Realty to raise additional equity, which will be dependent upon conditions then prevailing in the United States equity capital markets. See "Description of Certain Indebtedness of Manor Care Realty--The Credit Facilities."

HOLDING COMPANY STRUCTURE

  Manor Care Realty is a holding company with no material business operations, sources of income or assets of its own other than the shares of its subsidiaries. Because substantially all of Manor Care Realty's operations are conducted through subsidiaries, Manor Care Realty's cash flow and, consequently, its ability to meet its debt service obligations, including payment of principal, premium, if any, and interest on the Old Senior Notes, is dependent upon the cash flow of its subsidiaries and the payment of funds by those subsidiaries to Manor Care Realty in the form of loans, dividends, fees or otherwise. The subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Old Senior Notes or to make any funds available therefor, whether in the form of loans, dividends or otherwise. See "--Fraudulent Transfer Considerations, Legal Dividend Requirements." Any right of Manor Care Realty to receive assets of any of its subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the Old Senior Notes to participate in the distribution of proceeds from those assets) will be effectively subordinated to the claims of such subsidiary's creditors (including holders of the Manor Care Notes, tax authorities, trade creditors, and the lenders under the Credit Facilities, subject to the considerations described under "--Fraudulent Transfer Considerations; Legal Dividend Requirements," as well as other lenders to those subsidiaries), except to the extent that Manor Care Realty is itself a creditor of such subsidiary, in which case Manor Care Realty's claims would still be subordinated to any security interest in the assets of such subsidiary and indebtedness of such subsidiary senior to that held by Manor Care Realty. In addition, although the Indenture relating to the Manor Care Notes limits the ability of Manor Care Realty's subsidiaries to incur additional indebtedness and to enter into agreements that restrict the ability of each subsidiary to pay dividends or make or repay loans or other payments to Manor Care Realty, Manor Care Realty's subsidiaries may be able to incur substantial additional indebtedness which will be effectively senior to the Old Senior Notes. See "Description of Certain Indebtedness of Manor Care Realty--The Manor Care Notes."

RESTRICTIONS IMPOSED BY TERMS OF MANOR CARE REALTY'S INDEBTEDNESS

  The Indenture relating to the Manor Care Notes will restrict, among other things, the ability of Manor Care Realty and its subsidiaries other than the unrestricted subsidiaries, to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments. In addition, Manor Care Realty anticipates that the Credit Facilities will impose upon Manor Care Realty certain financial and operating covenants, including, among others, requirements that Manor Care Realty maintain certain financial ratios and satisfy certain financial tests, limitations on capital expenditures, and restrictions on the ability of Manor Care Realty to incur debt, pay dividends, or take certain other corporate actions, all of which may restrict Manor Care Realty's ability to expand or to pursue its business strategies. There can be no assurance that Manor Care Realty will be able to comply with the covenants and in addition, changes in economic or business conditions, results of operations or other factors could in the future cause a violation of one or more covenants in Manor Care Realty's debt instruments. Failure by Manor Care Realty to comply with such covenants may result in an event of default which, if not cured or waived, could have a material adverse effect on Manor Care Realty. See "--Substantial Leverage; Ability to Service Indebtedness," and "Description of Certain Indebtedness of Manor Care Realty."

FRAUDULENT TRANSFER CONSIDERATIONS; LEGAL DIVIDEND REQUIREMENTS

  It is a condition to the consummation of the Distribution that each of Manor Care Realty and ManorCare Health Services shall have received a satisfactory opinion regarding the solvency of Manor Care Realty and ManorCare Health Services and the permissibility of the Contribution of Assets, the Capital Contribution, the Assumption of Liabilities, and the Distribution under
Section 170 of the Delaware General Corporation Law (the "DGCL"). There is no certainty, however, that a court would reach the same conclusions set forth in such opinion in determining whether Manor Care Real Estate, Manor Care Realty or ManorCare Health Services was insolvent at the time of, or after giving effect to, the Contribution of Assets, the Capital Contribution, the Assumption Liabilities, and the Distribution. Manor Care's Board of Directors does not intend to consummate the Distribution unless it is satisfied regarding the solvency of Manor Care and ManorCare Health Services as of the declaration by Manor Care of the distribution of the capital stock of ManorCare Health Services to Manor

Care's shareholders and as of the consummation of the Distribution and the permissibility of the Distribution under Section 170 of DGCL.

  If a court in a lawsuit by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy, were to find that at the time Manor Care effected the Distribution, Manor Care, Manor Care Real Estate or any of the Guarantors (a) (i) was insolvent, (ii) was rendered insolvent by reason of the Distribution, (iii) was engaged in a business or transaction for which its remaining assets, as the case may be, constituted unreasonably small capital, or (iv) intended to incur, or believed it would incur, debts beyond its ability to pay as such debts matured and received less than fair consideration or reasonably equivalent value or (b) made the Distribution or guaranteed the Notes with actual intent to hinder, delay or defraud existing or future creditors of Manor Care, such court may be asked to void the Distribution (in whole or in part), the Manor Care Notes and/or the Guarantees of the Manor Care Notes as fraudulent conveyances. If a court finds that the Distribution constituted a fraudulent conveyance of assets of Manor Care, and that noteholders knew or reasonably should have known that the proceeds of the Manor Care Notes would be used to fund a fraudulent conveyance, such court may void or subordinate the obligations of the Manor Care Notes and/or the Guarantees. The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, Manor Care would be considered insolvent if the fair value of its assets were less than the amount of its liabilities or if it incurred debt beyond its ability to repay such debt as it matures. In determining the debts of Manor Care for such purpose, a court may disregard, in whole or in part, the effect of the Assumption of Liabilities by ManorCare Health Services if it finds that ManorCare Health Services was at the time of the Assumption of Liabilities unable to pay assumed debts.

  ManorCare Health Services will assume and agree to pay certain liabilities of Manor Care pursuant to the Assumption of Liabilities. If, applying the foregoing standards, ManorCare Health Services is found to have effected a fraudulent conveyance in assuming debts of Manor Care pursuant to the Assumption of Liabilities, a court in a suit by an unpaid creditor or representative of creditors may void the Assumption of Liabilities (in whole or in part) with the result that Manor Care Realty may be required to pay all or part of such liabilities.

  Manor Care's Board of Directors and management believe that, in accordance with the solvency opinion rendered in connection with the Distribution, both prior to and immediately following the consummation of the Distribution, (a) Manor Care, Manor Care Realty and ManorCare Health Services each (i) will be solvent (in accordance with the foregoing definitions), (ii) will be able to repay its debts as they mature, (iii) will have sufficient capital to carry on its businesses and (b) the Distribution will be made entirely out of Manor Care's surplus, as required under Section 170 of the Delaware General Corporation Law. Manor Care's Board of Directors and management further believe that neither Manor Care nor ManorCare Health Service is entering into the Distribution with any actual intent to hinder, delay or defraud existing or future creditors of Manor Care Realty or ManorCare Health Services and therefore the Notes should not be voided as a fraudulent conveyance. The Board is not expected to receive an opinion, however, with respect to the solvency of each Guarantor.

  The ability of Manor Care Real Estate, Manor Care Realty and the Subisidiary Guarantors to honor their obligations under the Manor Care Notes may depend, in part, on the continued payment of rentals under one or more leases entered into between such subsidiaries as lessors and ManorCare Health Services or a subsidiary thereof as lessee. However, in the event that ManorCare Health Services becomes the subject of bankruptcy proceedings, a trustee in bankruptcy for ManorCare Health Services, or ManorCare Health Services as "debtor in possession," may elect to reject such leases, with the result that rental payments under such leases may terminate.

DEPENDENCE UPON SINGLE OPERATOR

  ManorCare Health Services will account for the vast majority of Manor Care Realty's revenues over at least the first five years after the Distribution. In addition, pursuant to the terms of the Non-Competition Agreement, Manor Care Realty may not, subject to certain exceptions, enter into management agreements with third parties with respect to acquired or developed skilled nursing facilities properties unless ManorCare Health Services has declined to manage such facilities. The Non-Competition Agreement imposes other restrictions on Manor Care Realty. See "Relationship between Manor Care Realty and ManorCare Health Services after the Distribution-- Non-Competition Agreement." Accordingly, Manor Care Realty's financial and operating performance will depend primarily on the financial and operating performance of ManorCare Health Services. Poor performance of the Skilled Nursing Facilities operated by ManorCare Health Services or the assisted living facilities developed for ManorCare Health Services would have a material adverse effect on Manor Care Realty or render Manor Care Realty unable to meet its debt service requirements. Although Manor Care Realty will consider, subject to capital constraints and the terms of the Non-Competition Agreement, diversifying its business, there can be no assurance that it will be able to do so or if able, to be successful in this effort. In the event that Manor Care Realty pursues its strategy to diversify its business, Manor Care Realty may require substantial additional capital resources. See "Business of Manor Care Realty after the Distribution."

DEPENDENCE BY MANOR CARE REALTY ON RELATED PARTY AGREEMENTS; FAILURE TO ACHIEVE OCCUPANCY RATES

  In connection with the Distribution, Manor Care Realty will enter into agreements with ManorCare Health Services, including the Development Agreement, the Lease Agreements and the Assisted Living Management Agreement. Pursuant to the Development Agreement, Manor Care Realty will develop assisted living facilities for ManorCare Health Services. ManorCare Health Services will have a two-year option (measured from the time a particular facility opens) to purchase such facility. In addition, if at any time during this two-year period occupancy reaches 80% for a period of 30 days, ManorCare Health Services will be obligated to purchase the facility. Such purchases shall be at fixed prices based upon a stated premium to approved construction costs as determined under the Development Agreement. Pursuant to the Assisted Living Facility Management Agreement, ManorCare Health Services will manage assisted living facilities for Manor Care Realty for a fixed monthly fee during the two-year stabilization period under the Development Agreement. See "Relationship between Manor Care Realty and ManorCare Health Services after the Distribution--Development Agreement." If ManorCare Health Services does not acquire a facility within such two-year period, Manor Care Realty will have the right to sell the facility to a third party. ManorCare Health Services will retain the rights to the Arden Courts and Springhouse brand names in the event of a third-party sale. Accordingly, the risks related to construction and the initial occupancy and operation of the assisted living facilities developed by Manor Care Realty will be borne by Manor Care Realty. There can be no assurance that the requisite occupancy levels will be achieved at a particular facility or, if not, that ManorCare Health Services will exercise its option to purchase any such facility. In such event there can be no assurance that Manor Care Realty would be able to sell the facility to a third party on attractive terms. Pursuant to the Lease Agreements, Manor Care Realty will lease to ManorCare Health Services all of its Skilled Nursing Facilities, and Manor Care Realty will grant to ManorCare Health Services, pursuant to the Lease Agreements or by separate agreement, the right to manage all of Manor Care Realty's current and future skilled nursing facilities. Under the Lease Agreements, Manor Care Realty will, in effect, bear the economic and other costs associated with the operation of the Skilled Nursing Facilities and share in a portion of the operating profit of each such facility. Lease payments payable to Manor Care Realty under the Lease Agreements are, in effect, subordinated to operating expenses and certain management fees payable to ManorCare Health Services under the Lease Agreements. Manor Care Realty's revenues will be dependent on the fees generated by the Lease Agreements and the Assisted Living Management Agreement as well as on any proceeds received from the sale of assisted living facilities to ManorCare Health Services under the Development Agreement; however, Manor Care Realty will, in effect, bear the risks that the Skilled Nursing Facilities cannot be operated profitably and that the assisted living facilities will not be developed within their budget or will not reach 80% occupancy within two years of their opening. Pursuant to the Distribution Agreement, Manor Care Realty (and not Manor Care Health Services) will remain liable for certain pre-Distribution liabilities (other than certain tax liabilities). See "Relationship Between Manor Care Realty and ManorCare Health Services after the Distribution."

NEED FOR ADDITIONAL FINANCING

  During the first five years after the Distribution, Manor Care Realty plans to develop approximately 200 new facilities for ManorCare Health Services. The estimated cost to complete these facilities and operate them prior to anticipated sale to ManorCare Health Services is approximately $1.2 billion. Manor Care Realty's ability to achieve its development goals will depend upon a variety of factors, many of which are beyond Manor Care Realty's control. Manor Care Realty plans to finance this development with borrowings under the Credit Facilities, proceeds from sales of assisted living facilities to ManorCare Health Services pursuant to the terms of the Development Agreement, cash flow from operations and proceeds from additional debt and/or equity financings. In this regard, within one year of the consummation of the Distribution, Manor Care Realty plans to raise approximately $100 to $150 million in equity and may use the proceeds of such offering to reduce indebtedness and/or to fund the development of assisted living facilities. Such equity financing will be dependent upon conditions then prevailing in the United States equity capital markets. There can be no assurance that any such additional financings will be available at all, or if available, on terms acceptable to Manor Care Realty. In addition, Manor Care Realty expects that its ability to borrow under the Credit Facilities will be subject to Manor Care Realty's compliance with certain covenants and other conditions and that the obligation of ManorCare Health Services to purchase assisted living facilities pursuant to the Development Agreement will be subject to achieving certain occupancy levels in the facilities. See "Description of Certain Indebtedness of Manor Care Realty--The Credit Facilities" and "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution--Development Agreement Relating to Assisted Living Facilities". There can be no assurance that Manor Care Realty will satisfy the conditions to borrowing under the Credit Facilities or that the requisite occupancy levels will be achieved at the assisted living facilities developed by Manor Care Realty for sale to ManorCare Health Services. If Manor Care Realty is unable to obtain additional financing or if it is unable to satisfy the conditions to borrowing under the Credit Facilities or if ManorCare Health Services does not purchase substantially all of the assisted living facilities developed by Manor Care Realty, Manor Care Realty may be required to delay or eliminate some or all of its development projects all of which could have a material adverse effect on Manor Care Realty.

DEVELOPMENT AND CONSTRUCTION RISKS

  There can be no assurance that Manor Care Realty will not suffer delays in its development program. The successful development of additional facilities will involve a number of risks, including the possibility that Manor Care Realty will not be able to locate suitable sites at acceptable prices or may be unable to obtain, or may experience delays in obtaining, necessary certificates of need, zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations. Manor Care Realty may also incur construction costs that exceed original estimates or even so-called guaranteed maximum cost construction contracts, and may not complete construction projects on schedule. Manor Care Realty will rely on third-party general contractors to construct its new facilities. There can be no assurance that Manor Care Realty will not experience difficulties in working with general contractors and subcontractors, which could result in increased construction costs and delays. Further, facility development is subject to a number of contingencies over which Manor Care Realty will have little control and that could have a material adverse effect on project cost and completion time, including shortages of, or the inability to obtain, labor or materials, the inability of the general contractor or subcontractors to perform under their contracts, strikes, or adverse weather conditions. Moreover, Manor Care Realty will be a highly leveraged company which may make it more difficult to secure short-term construction financing for these facilities and which will make it more immediately vulnerable to adverse changes in prevailing interest rates and in general business conditions, as well as conditions in the real estate development industry. The failure of Manor Care Realty to maintain substantial compliance with its schedule for completing these new assisted living facilities or to build them at a cost substantially as planned or to secure all necessary financing for development and construction of the facilities on acceptable terms could have a material adverse effect on Manor Care Realty.

SIGNIFICANT BAINUM FAMILY INTEREST

  Upon completion of the Distribution, Messrs. Stewart Bainum and Stewart Bainum, Jr. are expected to own beneficially approximately 15.20% and 22.86%, respectively, of the Common Stock of Manor Care Realty, in each case including shares with respect to which voting power is shared with other individuals or entities. In addition, Mr. Bainum, Jr. will be a director and Chairman of the Board of Manor Care Realty. As a result, the Bainum family may be in a position to influence significantly the affairs of Manor Care Realty, including the election of directors.

REGULATION

  Manor Care Realty is affected by government regulation of the health care industry in that (i) the payments due to Manor Care Realty from ManorCare Health Services in connection with the Lease Agreements are generally based on ManorCare Health Services' gross revenue from its management of skilled nursing facilities and (ii) the underlying value of Mesquite Hospital depends on the revenue and profit that facility is able to generate. Compliance with these regulations at the Skilled Nursing Facilities will be the responsibility of Manor Care Health Services. The health care industry is highly regulated by federal, state and local law, state and local licensing requirements, facility inspections, reimbursement policies, regulations concerning capital and other expenditures, certification requirements and other laws, regulations and rules. The failure of ManorCare Health Services to comply with such laws, requirements and regulations could affect ManorCare Health Services' ability to operate the Skilled Nursing Facilities which it leases from Manor Care Realty and thus its ability to pay rent to Manor Care Realty with respect to such facilities. Such failure could, therefore, have a material adverse effect on Manor Care Realty.

  In addition, since the assisted living industry is relatively new, the manner and extent to which it is regulated at the federal, state and local levels are evolving. Changes in laws or new interpretations of existing laws as applied to the assisted living business may have a significant impact on ManorCare Health Services' methods and costs of doing business. ManorCare Health Services' success will depend in part upon its ability to satisfy applicable regulations and requirements and to procure and maintain required licenses in rapidly changing regulatory environments. Any failure to satisfy applicable regulations or to procure or maintain a required license could have a material adverse effect on ManorCare Health Services which could in turn negatively impact Manor Care Realty. Certain regulatory developments such as revisions in the building code requirements for assisted living or skilled nursing facilities, mandatory increases in the scope and quality of care to be offered to residents and revisions in licensing and certification standards could have a material adverse effect on Manor Care Realty. See "Business of Manor Care Realty After the Distribution--Government Regulation."

HEALTH CARE REFORM

  The health care industry is facing various challenges, including increased government and private payor pressure on health care providers to control costs, the migration of patients from acute care facilities into extended care and home care settings and the vertical and horizontal consolidation of health care providers. The pressure to control health care costs intensified during 1994 and 1995 as a result of the national health care reform debate and continued into 1996 and 1997 as Congress attempted to slow the rate of growth of federal health care expenditures as part of its effort to balance the federal budget. Pursuant to the Balanced Budget Act of 1997, between November 1998 and June 1999, the Medicare payment system for ManorCare Health Services will become prospective rather than retrospective. See "Business of Manor Care Realty after the Distribution--Government Regulation." Manor Care Realty cannot predict the impact that this change will have on ManorCare Health Services and, indirectly, on Manor Care Realty.

  Manor Care Realty believes that government and private efforts to contain or reduce health care costs will continue. These trends are likely to lead to reduced or slower growth in reimbursement for certain services provided by Manor Care Realty at Mesquite Hospital and ManorCare Health Services, which in turn will affect the revenue derived by Manor Care Realty from ManorCare Health Services. However, Manor Care Realty cannot predict whether any of the above proposals or any proposals will be adopted and, if adopted, no assurance can be given that the implementation of such reforms will not have a material adverse effect on Manor Care Realty.

DEPENDENCE ON KEY PERSONNEL

  Manor Care Realty believes that its success depends to a significant extent on the management and other skills of its chief executive and chief development officers, as well as its ability to retain other key employees and to attract skilled personnel in the future to manage the growth of Manor Care Realty. Although Manor Care Realty believes it has incentive and compensation programs designed to retain key employees, there can be no assurance that these key employees will remain with Manor Care Realty. There can be no assurance that a suitable replacement for any of the employees could be found in the event of termination of any of their employment.

ENVIRONMENTAL MATTERS

  Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances, including, without limitation, asbestos-containing material, that could be located on, or in or under such property. Such laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the owner or operator.

  Certain federal and state laws govern the handling and disposal of medical, infectious and hazardous waste. Failure to comply with such laws or the regulations promulgated thereunder could subject an entity covered by these laws to fines, criminal penalties and other enforcement actions. Manor Care Realty has developed policies with respect to the handling and disposal of medical, infectious and hazardous waste to ensure compliance with those laws and regulations. Manor Care Realty believes that it is in material compliance with applicable laws and regulations governing medical, infectious and hazardous waste. After the Distribution, Manor Care Realty will retain liability for certain environmental litigation. See "Business Of Manor Care Realty After The Distribution--Government Regulation" and "--Legal Proceedings."

POTENTIAL CONFLICTS WITH MANORCARE HEALTH SERVICES

  Subsequent to the Distribution, the interests of ManorCare Health Services and Manor Care Realty may potentially conflict due to the ongoing relationships between the companies. Such sources of conflict include the fact that after the Distribution, (i) ManorCare Health Services will lease, manage and operate Manor Care Realty's skilled nursing facilities pursuant to the Lease Agreements, (ii) Manor Care Realty will develop assisted living facilities for ManorCare Health Services and ManorCare Health Services will manage each of those facilities until certain sustained occupancy targets are achieved, at which point ManorCare Health Services will be obligated to purchase the facility pursuant to the Development Agreement at pre-determined prices, (iii) pending the possible purchase of an assisted living facility by ManorCare Health Services pursuant to the terms of the Development Agreement, ManorCare Health Services will manage the facility for a fixed monthly fee to be agreed upon with Manor Care Realty, (iv) Manor Care Realty will be indebted to ManorCare Health Services as a result of the Realty Note, (v) ManorCare Health Services and Manor Care Realty will enter into the Non-Competition Agreement that will limit the competition between the companies, (vi) ManorCare Health Services may manage assisted living facilities not developed by Manor Care Realty and (vii) other corporate and administrative services will be provided by ManorCare Health Services to ManorCare Realty. Consequently, Manor Care Realty will be dependent upon ManorCare Health Services for the vast majority of its revenues for the first five years and for the operation of its skilled nursing facilities. See "Relationship between Manor Care Realty and ManorCare Health Services after the Distribution."

  With respect to these matters, the potential exists for disagreements as to the quality of the services provided by the parties and as to contract compliance. Nevertheless, Manor Care believes that there will be sufficient mutuality of interest between the two companies to result in a mutually productive relationship. ManorCare

Health Services and Manor Care Realty will have two common directors, Mr. Stewart Bainum, Jr. and Mr. Kennett L. Simmons. Messrs. Bainum, Jr. and Simmons, as well as certain other officers and directors of ManorCare Health Services and Manor Care Realty initially will also own shares (and/or options or other rights to acquire shares) in both companies following the Distribution. Appropriate policies and procedures will be adopted by the board of directors of each company to address the involvement of the overlapping directors (and if appropriate, relevant officers of such companies) in conflict situations, including requiring them to abstain from voting as directors of either ManorCare Health Services or Manor Care Realty in certain situations. Such procedures will include requiring Messrs. Bainum, Jr. and Simmons (or such other executive officers or directors having a significant ownership interest in both companies) to abstain from voting as directors of either company, with respect to matters that present a significant conflict of interest between the companies. Whether or not a significant conflict of interest situation exists will be determined on a case-by-case basis depending on such factors as the dollar value of the matter, the degree of personal interest of Messrs. Bainum, Jr. and Simmons (or such other executive officers and directors having a significant ownership interest in both companies) in the matter, the respective interests of the shareholders of ManorCare Health Services or Manor Care Realty and the likelihood that resolution of the matter will have significant strategic, operational or financial implications for the business of the respective companies.

TRANSFER OF LEASES TO NEW OPERATORS

  In the event ManorCare Health Services voluntarily or involuntarily defaults under the terms of a Lease Agreement or Manor Care Realty exercises its rights under a particular Lease Agreement to terminate such agreement or ManorCare Health Services determines not to renew a particular Lease Agreement, Manor Care Realty may be obliged to find another healthcare provider willing to lease and operate the facility relating to the Lease Agreement and may have to negotiate new lease terms, including rentals, which terms may be less favorable to Manor Care Realty than those of the Manor Care Realty/ManorCare Health Services Lease Agreement. Any such circumstances relating to several Lease Agreements at the same time could have a material adverse effect on Manor Care Realty. No assurance can be given that a substitute lessee could be found without reasonable delay.

PAYMENT BY THIRD-PARTY PAYORS AT THE SKILLED NURSING FACILITIES

  As described above, Manor Care Realty's financial and operating performance will depend primarily on the financial and operating performance of ManorCare Health Services. A significant portion of Manor Care Realty's revenues derived from the operation of the Skilled Nursing Facilities by ManorCare Health Services will be dependent upon reimbursement from third-party payors, including Medicare, state Medicaid programs and private insurers. Third party payors also include private commercial insurers, managed care organizations, health maintenance organizations and preferred provider organizations. Managed care organizations and other third party payors have continued to consolidate in order to enhance their ability to influence the delivery of healthcare services. Consequently, the health care needs of a large percentage of the United States population are increasingly served by a small number of managed care organizations. These organizations generally enter into service agreements with a limited number of providers for needed services. To the extent such organizations terminate ManorCare Health Services as a preferred provider and/or engage ManorCare Health Services' competitors as preferred or exclusive providers, it could have a material adverse effect on Manor Care Realty. For the fiscal year ended May 31, 1997, the Skilled Nursing Facilities to be operated by ManorCare Health Services pursuant to the Lease Agreements derived the majority of their patient service revenue from non-government sources. Both governmental and private third-party payors have employed cost containment measures designed to limit payments made to health care providers such as ManorCare Health Services. Those measures include the adoption of initial and continuing recipient eligibility criteria which may limit payment for services, the adoption of coverage and duration criteria which limit the services which will be reimbursed and the establishment of payment ceilings which set the maximum reimbursement that a provider may receive for services. Furthermore, government payment programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which may materially increase or decrease the rate of program payments to ManorCare Health Services for its services. There can be no assurance that payments under governmental and private third-party payor programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. In addition, there can be no assurance that Manor Care Realty's Skilled Nursing Facilities, or the provision of services and supplies by ManorCare Health Services, now or in the future will meet or continue to meet the requirements for participation in such programs.

  ManorCare Health Services (and consequently Manor Care Realty) could be adversely affected by the continuing efforts of governmental and private third-party payors to contain the amount of reimbursement for health care services. For example, pursuant to the Balanced Budget Act of 1997, between November 1998 and June 1999, the Medicare payment system for ManorCare Health Services will become prospective rather than retrospective. Manor Care Realty cannot predict the impact that this change will have on ManorCare Health Services and, consequently on Manor Care Realty. Also, in certain states there has been established or there are proposals for the establishment of a case mix prospective payment system pursuant to which the payment to a facility for a patient is based upon the patient's condition and need for services. Manor Care Realty cannot at this time predict whether or where any of these proposals will be adopted or, if adopted and implemented, what effect, if any, such proposals will have on ManorCare Health Services' and, consequently on Manor Care Realty. In addition, private payors, including managed care payors, increasingly are demanding discounted fee structures or the assumption by health care providers of all or a portion of the financial risk through prepaid capitation arrangements. Efforts to impose reduced allowances, greater discounts and more stringent cost controls by government and other payors are expected to continue. Any of such changes could have a material adverse effect on Manor Care Realty. See "Business Of Manor Care Realty After the Distribution--Government Regulation."

ADEQUACY OF CERTAIN INSURANCE

  Manor Care Realty and ManorCare Health Services maintain liability insurance providing coverage which they believe to be adequate. In addition, Manor Care Realty and ManorCare Health Services maintain property, business interruption, and workers' compensation insurance covering facilities in amounts deemed adequate by Manor Care Realty and ManorCare Health Services. There can be no assurance that any future claims will not exceed applicable insurance coverage or that Manor Care Realty or ManorCare Health Services will be able to continue its present insurance coverage on satisfactory terms, if at all.

COMPETITION; NON-COMPETITION AGREEMENT WITH MANORCARE HEALTH SERVICES

  Manor Care Realty generally competes with real estate investment trusts, real estate partnerships, healthcare providers and others, including, but not limited to, banks, insurance companies and other financial sources, in the development and leasing of health care facilities. ManorCare Health Services competes on a local and regional basis with operators of facilities that provide comparable services. Operators compete for patients based on quality of care, reputation, physical appearance of facilities, services offered, family preferences, physicians, staff and price. Furthermore, some of ManorCare Health Services' competitors are significantly larger and have, or may obtain, greater financial resources than ManorCare Health Services. See "Business Of Manor Care Realty After the Distribution--Competition."

  Following the Distribution, pursuant to the Non-Competition Agreement Manor Care Realty will be subject to certain contractual restrictions in the management of skilled nursing facilities, the development of assisted living facilities and participation in the institutional pharmacy and home health care businesses. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution--Non-Competition Agreement." The Non-Competition Agreement restricts Manor Care Realty's ability to pursue lines of business that have historically contributed a significant portion of Manor Care's net income.

CERTAIN INDEMNIFICATION OBLIGATIONS

  Pursuant to the Distribution Agreement and the Tax Sharing and Administration Agreement, Manor Care Realty will agree to indemnify ManorCare Health Services with respect to certain losses, damages, claims and liabilities, including liabilities which may arise from the operation of the Skilled Nursing Facilities prior to the Effective Date and certain tax liabilities. Pursuant to the Distribution Agreement, Manor Care Realty (and not Manor Care Health Services) will remain liable for certain pre-Distribution liabilities (other than certain tax liabilities). See "Relationship between Manor Care Realty and ManorCare Health Services after the Distribution." In addition, in connection the distribution of its lodging operations in November 1996, Manor Care agreed, subject to certain exceptions to indemnify Choice Hotels International, Inc. ("Choice"), against any loss, liability or expense incurred or suffered by Choice arising out of or related to the failure by Manor Care to perform or otherwise discharge the liabilities retained by Manor Care under the distribution agreement between Manor Care and Choice and certain tax liabilities.

CERTAIN TAX CONSIDERATIONS

  Manor Care has received a ruling from the IRS which provides, among other things, that the Distribution will qualify as a tax-free transaction under
Section 355 of the Code and that neither the stockholders of Manor Care nor Manor Care will recognize any income, gain or loss as a result of the Distribution. Nevertheless, if Manor Care engages in the Distribution and the Distribution is held to be taxable, both Manor Care Realty and stockholders of Manor Care could recognize income or gain and thus become liable for the payment of a material amount of income tax.

         CERTAIN CONSIDERATIONS RELATING TO THE NEW MCHS SENIOR NOTES

DEBT RATING OF NEW MCHS SENIOR NOTES

  It is currently expected that the New MCHS Senior Notes will have an investment grade rating equal to the current debt rating of the Old Senior Notes (the Old Senior Notes are currently rated Baa2 by Moody's Investors Services, Inc. and BBB by Standard & Poor's Corporation). However, no assurance can be given that the New MCHS Senior Notes will have an investment grade rating equal to the current rating of the Old Senior Notes.

LIQUIDITY OF NEW MCHS SENIOR NOTES

  Depending on the amount of New MCHS Senior Notes outstanding after the Exchange Offer, the trading market for the New MCHS Senior Notes may be more limited than the trading market for Old Senior Notes prior to the Exchange Offer, which might adversely affect the liquidity and market price of such New MCHS Senior Notes. ManorCare Health Services does not intend to list the New MCHS Senior Notes on any national securities exchange. There is no assurance that an active market in the New MCHS Senior Notes will develop and no assurance as to the prices at which the New MCHS Senior Notes may be traded.

FORWARD-LOOKING INFORMATION

  This Registration Statement contains various forward-looking statements and information that are based on management's belief as well as assumptions made by and information currently available to management. When used in this document, the words "anticipate," "estimate," "project," "intends," "expect" and similar expressions are intended to identify forward-looking statements. Although ManorCare Health Services believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Among the key factors that may have a direct bearing on ManorCare Health Services' operating results is ManorCare Health Services' ability to implement its plan to acquire from Manor Care Realty approximately 170 Arden Courts and 38 Springhouse senior residences over the next five years. In addition, actual future results and trends may differ materially depending on a variety of factors discussed in this "Risk Factors" section and elsewhere in this Registration Statement including, among others
(i) Manor Care Realty's success in implementing its business strategy, including its success in arranging financing where required, (ii) the nature and extent of future competition and (iii) the extent of future reform and regulation.

OPERATING HISTORY AND FUTURE PROSPECTS

  ManorCare Health Services was formed for the purpose of effecting the Distribution. ManorCare Health Services does not have an operating history as an independent public company, but will own and conduct the operations of the Assisting Living Business and the stock of Vitalink and In Home Health previously owned and conducted by Manor Care and will operate and manage the Skilled Nursing Facilities previously operated and managed by Manor Care. On an historical basis, for the three fiscal years ended May 31, 1997, ManorCare Health Services' businesses were profitable. There can be no assurance, however, that ManorCare Health Services' operations will be profitable in 1998 or future years. See "ManorCare Health Services Selected Historical Financial Data" and "Combined Financial Statements of ManorCare Health Services."

  ManorCare Health Services' future success will depend on a number of factors, including (i) the level of demand for its assisted living facilities and the Skilled Nursing Facilities, (ii) the success of ManorCare Health Services' planned expansion of its Assisted Living Business, (iii) ManorCare Health Services' ability to manage and operate the Skilled Nursing Facilities,
(iv) the substantial competition encountered by ManorCare Health Services, see "--Competition" and "Business of ManorCare Health Services after the Distribution--Competition," (v) the presence of existing governmental regulation and the potential for health care reform which might be adverse to ManorCare Health Services, see "--Regulation," and "Business of ManorCare Health Services after the Distribution--Government Regulation," (vi) ManorCare Health Services' transition to an independent, public company and the costs associated therewith, and (vii) the future success of Vitalink and In Home Health.

DEPENDENCE BY MANORCARE HEALTH SERVICES ON RELATED PARTY AGREEMENTS

  In connection with the Distribution, ManorCare Health Services will enter into agreements with Manor Care, including the Development Agreement, the Lease Agreements and the Assisted Living Facility Management Agreement. Pursuant to the Development Agreement, Manor Care Realty will develop assisted living facilities for ManorCare Health Services and retain ownership of such facilities for up to two years until occupancy has stabilized at 80% or more for a period of 30 days or until such earlier date as ManorCare Health Services opts to purchase such facility. Accordingly, the risks related to construction and the initial operation of the assisted living facilities developed by Manor Care Realty will be borne by Manor Care Realty. Pursuant to the Lease Agreements, Manor Care Realty will lease to ManorCare Health Services all of its Skilled Nursing Facilities, and Manor Care Realty will grant to ManorCare Health Services, pursuant to the Lease Agreements or by separate agreement, the right to operate and manage all of Manor Care Realty's current and future skilled nursing facilities; and pursuant to the Assisted Living Facility Management Agreement, ManorCare Health Services will manage assisted living facilities for Manor Care Realty for a fixed monthly fee during the two-year stabilization period under the Development Agreement. ManorCare Health Services' revenues will be dependent on the operations of the skilled nursing facilities under the Lease Agreements and the Assisted Living Facility Management Agreement. Manor Care Realty's development strategy will require substantial capital resources. The inability of Manor Care Realty to secure all necessary financing for the development and construction of the assisted living facilities on acceptable terms and conditions could have a material adverse effect on ManorCare Health Services. In addition, the potential exists for disagreement in the future as to compliance with the terms of the contracts between the parties. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution."

DEPENDENCE ON MANOR CARE REALTY

  ManorCare Health Services' core strategy contemplates the acquisition of 170 new Arden Courts facilities and 38 new Springhouse facilities over the next five years. Under the Development Agreement, Manor Care Realty will locate, develop and build these facilities for sale to ManorCare Health Services and, pending their purchase by ManorCare Health Services, will own them for an occupancy stabilization period of up to two years. The success of ManorCare Health Services' strategy will thus depend in very significant part upon Manor Care Realty's capacity to locate desirable sites, acquire property, obtain local regulatory approvals and construct the facilities on schedule and on budget. Moreover, Manor Care Realty will be a highly leveraged company which may make it more difficult to secure short-term construction financing for these facilities and which will make it more immediately vulnerable to adverse changes in prevailing interest rates and in general business conditions, as well as conditions in the real estate development industry. The failure of Manor Care Realty to maintain substantial compliance with its schedule for completing these new assisted living facilities or to build them at a cost substantially as planned or to secure all necessary financing for development and construction of the facilities on acceptable terms could have a material adverse effect on ManorCare Health Services. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution."

POTENTIAL CONFLICTS WITH MANOR CARE REALTY

  Subsequent to the Distribution, the interests of ManorCare Health Services and Manor Care Realty may potentially conflict due to the ongoing relationships between the companies. Such sources of conflict include the fact that after the Distribution, (i) ManorCare Health Services will lease, manage and operate Manor Care Realty's skilled nursing facilities pursuant to the Lease Agreements, (ii) Manor Care Realty will develop assisted living facilities for ManorCare Health Services and ManorCare Health Services will manage each of those facilities until certain sustained occupancy targets are achieved, at which point ManorCare Health Services will be obligated to purchase the facility pursuant to the Development Agreement, (iii) pending the possible purchase of an assisted living facility by ManorCare Health Services pursuant to the terms of the Development Agreement, ManorCare Health Services will manage the facility for a fixed monthly fee to be agreed upon with Manor Care Realty, (iv) Manor Care Realty will be indebted to ManorCare Health Services as a result of the Realty Note, (v) ManorCare Health Services and Manor Care Realty will enter into the Non- Competition Agreement that will limit the competition between the companies and (vi) ManorCare Health Services may manage assisted living facilities not developed by Manor Care Realty. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution." With respect to these matters, the potential exists for disagreements as to the quality of the services provided by the parties and as to contract compliance. Nevertheless, ManorCare Health Services believes that there will be sufficient mutuality of interest between the two companies to result in a mutually productive relationship. In addition, ManorCare Health Services and Manor Care Realty will have two common directors, Mr. Stewart Bainum, Jr. and Mr. Kennett L. Simmons. Messrs. Bainum, Jr. and Simmons, as well as certain other officers and directors of ManorCare Health Services and Manor Care Realty will also own shares (and/or options or other rights to acquire shares) in both companies following the Distribution. Appropriate policies and procedures will be followed by the board of directors of each company to limit the involvement of the overlapping directors (and if appropriate, relevant officers of such companies) in conflict situations, including requiring them to abstain from voting as directors of either ManorCare Health Services or Manor Care Realty. Such procedures will include requiring Messrs. Bainum, Jr. and Simmons (or such other executive officers or directors having a significant ownership interest in both companies) to abstain from voting as directors of either company, with respect to matters that present a significant conflict of interest between the companies. Whether or not a significant conflict of interest situation exists will be determined on a case-by-case basis depending on such factors as the dollar value of the matter, the degree of personal interest of Messrs. Bainum, Jr. and Simmons (or such other executive officers and directors having a significant ownership interest in both companies) in the matter, the respective interests of the shareholders of ManorCare Health Services or Manor Care Realty and the likelihood that resolution of the matter will have significant strategic, operational or financial implications for the business of the respective companies.

FRAUDULENT TRANSFER CONSIDERATIONS; LEGAL DIVIDEND REQUIREMENTS

  It is a condition to the consummation of the Distribution that the Board of Directors of Manor Care shall have received a satisfactory opinion regarding the solvency of Manor Care and ManorCare Health Services and the permissibility of the Contribution of Assets, the Capital Contribution and the Distribution under the requirements of Section 170 of the DGCL of Manor Care's net assets following the Distribution. The solvency opinion will address certain factual matters relevant to an assessment of the legality of the Distribution under Delaware law, but will not constitute a legal opinion and will not be delivered by a firm qualified to practice law in Delaware. Manor Care's Board of Directors does not intend to consummate the Distribution unless it is satisfied regarding the solvency of Manor Care and ManorCare Health Services and the permissibility of the Contribution of Assets, the Capital Contribution and the Distribution under Section 170 of the DGCL. There is no certainty, however, that a court would reach the same conclusion. If a court (for example, in a lawsuit by an unpaid creditor or representatives of creditors) were to find that, at the time Manor Care effected the Distribution of ManorCare Health Services, Manor Care or ManorCare Health Services, as the case may be, (i) was insolvent, (ii) was rendered insolvent by reason of the Distribution, (iii) was engaged in a business or transaction for which Manor Care's or ManorCare Health Services' remaining assets, as the case may be, constituted unreasonably small capital, or (iv) intended to incur, or believed it would incur, debts beyond its ability to pay as such debts matured, such court may be asked to void the Distribution (in whole or in part) as a fraudulent conveyance and require that the stockholders return the distribution (in whole or in part) to Manor Care, or require Manor Care or ManorCare Health Services, as the case may be, to fund certain liabilities of the other company for the benefit of creditors. The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, Manor Care or ManorCare Health Services, as the case may be, would be considered insolvent if the fair value of their respective assets were less than the amount of their respective liabilities or if they incurred debt beyond their ability to repay such debt as it matures. In addition, under Section 170 of the DGCL (which is applicable to Manor Care in the Distribution) a corporation generally may make distributions to its stockholders only out of its surplus (net assets minus capital) and not out of capital.

COMPETITION

  ManorCare Health Services operates in a highly competitive environment and competes with a variety of other companies in providing assisted living services, skilled nursing services, institutional pharmacy services and home health care services, as well as numerous other companies providing similar service and care alternatives, such as congregate care facilities and retirement communities. In particular, given the relatively low barriers to entry and continuing health care cost containment pressures in the assisted living industry, ManorCare Health Services expects that the assisted living industry will become increasingly competitive in the future. Some of ManorCare Health Services' present and potential competitors have, or may have access to, greater financial resources than those of ManorCare Health Services and may be more established in their respective communities than ManorCare Health Services. Consequently, increased competition in the future could limit ManorCare Health Services' ability to attract and retain residents, to maintain or increase resident service fees or to expand its business. As a result, any increased competition could have a material adverse effect on ManorCare Health Services. See "Business of ManorCare Health Services after the Distribution--Competition."

REGULATION

  Health care is an area of extensive and frequent regulatory change. The Federal government and all states in which ManorCare Health Services operates regulate various aspects of ManorCare Health Services' business. In particular, the operation of nursing centers and the provision of health care services are subject to Federal, state and local laws relating to the delivery and adequacy of medical care, distribution of pharmaceuticals, equipment, personnel, operating policies, fire prevention, rate-setting and compliance with building codes and environmental laws. Nursing centers are subject to periodic inspection by governmental and other authorities to assure continued compliance with various standards, their continued licensing under state law, certification under the Medicare and Medicaid programs and continued participation in the Veterans Administration program and the ability to participate in other third party programs. ManorCare Health Services is also subject to inspection regarding record keeping and inventory control. ManorCare Health Services' assisted living facilities are subject to varying degrees of regulation and licensing by local and state health and social health and social service agencies and other regulatory authorities specific to their location. While regulations and licensing requirements often vary significantly from state to state, they typically address, among other things: personnel education, training and records; facility services, including administration of medication, assistance with supervision of medication management and limited nursing services; physical plant specifications; furnishing of resident units; food and housekeeping services; emergency evacuation plans; and resident rights and responsibilities. In most states, assisted living facilities also are subject to state or local building codes, fire codes and food service licensure or certification requirements. In addition, since the assisted living industry is relatively new, the manner and extent to which it is regulated at the Federal and state levels are evolving. Changes in the laws or new interpretations of existing laws as applied to the Assisted Living Business may have a significant impact on ManorCare Health Services' methods and costs of doing business.

  ManorCare Health Services' success will depend in part upon its ability to satisfy applicable regulations and requirements and to procure and maintain required licenses in rapidly changing regulatory environments. Any failure to satisfy applicable regulations or to procure or maintain a required license could have a material adverse effect on ManorCare Health Services. In addition, certain regulatory developments such as revisions in the building code requirements for assisted living or skilled nursing facilities, mandatory increases in the scope and quality of care to be offered to residents and revisions in licensing and certification standards could have a material adverse effect on ManorCare Health Services. Furthermore, there have been numerous initiatives on the Federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. Aspects of certain of these health care proposals, such as reductions in funding of the Medicare and Medicaid programs, potential changes in reimbursement regulations by the Health Care Financing Administration ("HCFA"), enhanced pressure to contain health care costs by Medicare, Medicaid and other payors and permitting greater state flexibility in the administration of Medicaid could adversely affect the Skilled Nursing Facilities operated and managed by ManorCare Heath Services.

  On August 5, 1997, Congress enacted the Budget Act which changes the manner in which Medicare reimburses skilled nursing facilities for cost reporting periods beginning July 1, 1998. Medicare is currently a retrospective payment system in which each facility receives an interim payment during the year, which is later adjusted to reflect actual allowable direct and indirect costs of services based on the submission of a cost report at the end of each year. The Budget Act will result in a shift to a prospective Medicare payment system in which skilled nursing facilities will be reimbursed per diem for specific covered services regardless of actual cost. Specifically, the Budget Act provides that, over three reporting periods starting July 1, 1998, the Medicare program will phase into this prospective payment system. During the first reporting period, skilled nursing facilities will receive 75% of their reimbursement based on actual costs and 25% based on a federally scheduled per diem rate. In the second reporting period, reimbursement will be 50% cost-based and 50% rate-based, in the third, 25% cost-based and 75% rate-based. Thereafter, skilled nursing facilities will be reimbursed by Medicare solely based on a prospective payment system. Pursuant to the Budget Act, between November 1998 and June 1999, the Medicare payment system for ManorCare Health Services will become prospective rather than retrospective. The Budget Act also gives states greater flexibility in the administration of their Medicaid programs in that the Budget Act repeals the requirement that payment be reasonable and adequate to cover the costs of "efficiently and economically operated" skilled nursing facilities. There can be no assurance that additional Federal, state or local laws or regulations will not be imposed or expanded which would have a material adverse effect on ManorCare Heath Services.

  ManorCare Heath Services is also subject to Federal and state laws which govern financial and other arrangements between health care providers. These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. These laws include the Federal "Stark Legislations" which prohibit, with limited exceptions, the referral of patients for certain services, including home health services, physical therapy and occupational therapy, by a physician to an entity in which the physician has an ownership interest and the Federal "anti-kickback law" which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients or the purchasing, leasing, ordering or arranging for any goods, facility services or items for which payment can be made under Medicare and Medicaid. The Federal government, private insurers and various state enforcement agencies have increased their scrutiny of providers, business practices and claims in an effort to identify and prosecute fraudulent and abusive practices. In addition, the Federal government has issued recent fraud alerts concerning nursing services, double billing, home health services and the provision of medical supplies to nursing facilities; accordingly, these areas may come under closer scrutiny by the government. Furthermore, some states restrict certain business relationships between physicians and other providers of health care services. Many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs and civil and criminal penalties. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. There can be no assurance that such laws will ultimately be interpreted in a manner consistent with the practices of ManorCare Heath Services. See "Business of ManorCare Health Services After the Distribution--Government Regulation."

  Many states have adopted Certificate of Need or similar laws which generally require that the appropriate state agency approve certain acquisitions and determine that a need exists for certain bed additions, new services and capital expenditures or other changes prior to beds and/or new services being added or capital expenditures being undertaken. To the extent that Certificates of Need or other similar approvals are required for the expansion of ManorCare Health Services operations, either through facility acquisitions or expansion or provision of new services or other changes, such expansion could be adversely affected by the failure or inability to obtain the necessary approvals, changes in the standards applicable to such approvals and possible delays and expenses associated with obtaining such approvals.

  Certain states provide for Medicaid reimbursement for assisted living services pursuant to Medicaid Waiver Programs permitted by the Federal government. In the event ManorCare Heath Services elects to provide services in states with a Medicaid Waiver Program, ManorCare Heath Services may then elect to become certified as a Medicaid provider in such states. As a provider of services under the Medicaid Waiver Program, ManorCare Heath Services will be subject to all of the requirements of such program, including the fraud and abuse laws, violations of which may result in civil and criminal penalties and exclusion from further participation in the Medicaid Waiver Program. ManorCare Heath Services intends to comply with all applicable laws, including the fraud and abuse laws; however, there can be no assurance that administrative or judicial interpretation of existing laws or regulations will not in the future have a material adverse impact on ManorCare Heath Services' business, results of operations or financial condition. See "Business of ManorCare Health Services After the Distribution--Government Regulation."

STAFFING AND LABOR COSTS

  ManorCare Heath Services competes with various health care providers, including other assisted living and skilled nursing providers, with respect to attracting and retaining qualified or skilled personnel. ManorCare Heath Services also depends on the available labor pool of low-wage employees. A shortage of nurses or other trained personnel or general inflationary pressures may require ManorCare Health Services to enhance its wage and benefits package in order to compete. There can be no assurance that ManorCare Health Services' labor costs will not increase or, if they do, that such costs can be matched by corresponding increases in revenues. Any significant failure by ManorCare Health Services to attract and retain qualified employees, to control its labor costs or to match increases in its labor expenses with corresponding increases in revenues could have a material adverse effect on ManorCare Health Services' business, operating results and financial condition. See "Business of ManorCare Health Services after the Distribution-- Employees."

DEPENDENCE ON ATTRACTING SENIORS WITH SUFFICIENT RESOURCES TO PAY

  ManorCare Health Services currently, and for the foreseeable future, expects to rely primarily on the ability of the residents of its assisted living facilities to pay ManorCare Health Services' fees from their own or familial financial resources. Generally only seniors with income or assets meeting or exceeding the comparable median in the region where ManorCare Health Services' assisted living facilities are located are expected to be able to afford ManorCare Health Services' fees. Inflation or other circumstances that adversely affect the ability of seniors to pay for ManorCare Health Services' services could have an adverse effect on ManorCare Health Services. If ManorCare Health Services encounters difficulty in attracting seniors with adequate resources to pay for its services, its business, operating results and financial condition would likely be adversely affected.

PAYMENT BY THIRD-PARTY PAYORS

  A portion of ManorCare Health Services' revenues from the services it provides for the Skilled Nursing Facilities will be dependent upon reimbursement from third-party payors, including Medicare, state Medicaid programs and private insurers. For the fiscal years ended May 31, 1995, 1996 and 1997, respectively, the Skilled Nursing Facilities to be operated by ManorCare Health Services and the Assisted Living Business derived approximately 59%, 59% and 57% of their patient service revenue from private pay sources, 18%, 18% and 18% from Medicare and 23%, 23% and 25% from various state Medicaid agencies in each case as they were operated by Manor Care. Both governmental and private third-party payors have employed cost containment measures designed to limit payments made to health care providers such as ManorCare Health Services. Those measures include the adoption of initial and continuing recipient eligibility criteria which may limit payment for services, the adoption of coverage and duration criteria which limit the services which will be reimbursed and establishment of payment ceilings which set the maximum reimbursement that a provider may receive for services. Furthermore, government payment programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which may materially increase or decrease the rate of program payments to ManorCare Health Services for its services. There can be no assurance that payments under governmental and private third-party payor programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. In addition, there can be no assurance that the Skilled Nursing Facilities, or the provision of services and supplies by ManorCare Health Services, now or in the future will initially meet or continue to meet the requirements for participation in such programs. ManorCare Health Services could be adversely affected by the continuing efforts of governmental and private third-party payors to contain the amount of reimbursement for health care services. For example, the Budget Act will, over the next several years, alter the manner in which Medicare reimburses skilled nursing facilities for cost reporting periods from a retrospective to a prospective payment system. See "-- Regulation." In addition, in certain states there have been proposals to establish or for establishment of a case mix prospective payment system pursuant to which the payment to a facility for a patient is based upon the patient's condition and need for services. ManorCare Health Services cannot at this time predict whether any of these proposals will be adopted or, if adopted and implemented, what effect, if any, such proposals will have on ManorCare Health Services. In addition, private payors, including managed care payors, increasingly are demanding discounted fee structures or the assumption by health care providers of all or a portion of the financial risk through prepaid capitation arrangements. Efforts to impose reduced allowances, greater discounts and more stringent cost controls by government and other payors are expected to continue.

ENVIRONMENTAL MATTERS

  Certain Federal and state laws govern the handling and disposal of medical, infectious and hazardous waste. Failure to comply with such laws or the regulations promulgated thereunder could subject an entity covered by these laws to fines, criminal penalties and other enforcement actions. ManorCare Health Services has developed policies with respect to the handling and disposal of medical, infectious and hazardous waste to assure compliance by each of its centers with those laws and regulations. ManorCare Health Services believes that it is in material compliance with applicable laws and regulations governing medical, infectious and hazardous waste. See "Business of ManorCare Health Services after the Distribution--Government Regulation-- Environmental Regulation."

SIGNIFICANT BAINUM FAMILY INTEREST

  Upon completion of the Distribution, Messrs. Stewart Bainum and Stewart Bainum, Jr. are expected to own beneficially approximately 15.20% and 22.86%, respectively, of the Common Stock of ManorCare Health Services, in each case including shares with respect to which voting power is shared with other individuals or entities. In addition, Mr. Bainum, Jr. will be Chairman of the Board of ManorCare Health Services. As a result, the Bainum family may be in a position to influence significantly the affairs of ManorCare Health Services, including the election of directors.

                  MANOR CARE REALTY PRO FORMA CAPITALIZATION

  The following table sets forth the capitalization of Manor Care Realty at August 31, 1997 and as adjusted to give pro forma effect to the Distribution and related borrowings, including the Credit Facilities and the Realty Note, the consummation of the Exchange Offer and the consummation of the Debt Offering and the application of the net proceeds therefrom.

                                                              AUGUST 31, 1997
                                                            --------------------
                                                              ACTUAL   PRO FORMA
                                                            ---------- ---------
                                                                (DOLLARS IN
                                                                 THOUSANDS)
Long-Term Debt:
  Old Senior Notes......................................... $  150,000 $    --
  Senior Subordinated Notes................................    140,100      --
  Existing Revolving Credit Facility.......................    145,000      --
  Promissory Note..........................................     14,300      --
  Revolving Credit Facility................................        --    20,000
  The Notes................................................        --   350,000
  Term Loan................................................        --   150,000
  Mortgage and Capital Leases..............................     72,107   26,547
  Realty Note..............................................        --   250,000
  Other Long-Term Debt.....................................     30,000      --
                                                            ---------- --------
    Total Long-Term Debt...................................    551,507  796,547
Stockholders' Equity:
    Total stockholders' equity.............................    710,677    8,231
                                                            ---------- --------
Total Capitalization....................................... $1,262,184 $804,778
                                                            ========== ========

              MANORCARE HEALTH SERVICES PRO FORMA CAPITALIZATION

  The following table sets forth the unaudited pro forma capitalization of ManorCare Health Services at August 31, 1997. This data should be read in conjunction with the pro forma balance sheet and the introduction to the pro forma financial statements appearing elsewhere in this Registration Statement. The pro forma capitalization table has been derived from the historical financial statements and reflects certain pro forma adjustments as if the Distribution had been consummated as of August 31, 1997. See "Pro Forma Financial Data of ManorCare Health Services."

                                                    AUGUST 31, 1997
                                            -----------------------------------
                                            HISTORICAL ADJUSTMENT    PRO FORMA
                                            ---------- ----------    ----------
                                             (IN THOUSANDS, EXCEPT SHARES)
Long-term debt:
  7 1/2% Senior Notes......................       --    $150,000 (1) $  150,000
  Long-term debt...........................  $193,308    (30,000)       163,308
                                             --------   --------     ----------
    Total long-term debt...................   193,308    120,000        313,308
Equity:
  Investments and advances from Manor
   Care....................................   277,235   (277,235)           --
  Common stock, par value $.01, authorized
   160.0 million shares, outstanding 66.8
   million shares..........................       --         668 (2)        668
  Additional paid-in capital...............       --     698,778 (2)    698,778
                                             --------   --------     ----------
Total capitalization.......................  $470,543   $542,211     $1,012,754
                                             ========   ========     ==========

--------
(1) Reflects the issuance by ManorCare Health Services of the New MCHS Senior Notes pursuant to the Exchange Offer and assumes that all of the holders of the Old Senior Notes accept the Exchange Offer. The consummation of the Exchange Offer is conditioned on, among other things, acceptance of the Exchange Offer by holders of at least a majority in principal amount of the outstanding Old Senior Notes. Obligations with respect to Old Senior Notes not exchanged will remain obligations of Manor Care Realty following the Distribution.
(2) Reflects the contribution of the net assets from Manor Care in connection with the Distribution Agreement.

                        DESCRIPTION OF THE TRANSACTIONS

THE DISTRIBUTION

  Pursuant to the Distribution Agreement (as defined herein), on or prior to the Effective Date, Manor Care will convey or cause to be conveyed to ManorCare Health Services all of the right, title and interest of Manor Care and its subsidiaries in: (i) all of the business and assets of the Assisted Living Business; (ii) the shares of Common Stock of Vitalink owned by Manor Care; and (iii) the shares of Common and Preferred Stock of In Home Health owned by Manor Care (the "Contribution of Assets").

  Pursuant to the Distribution Agreement, ManorCare Health Services will assume, and indemnify and hold Manor Care Realty harmless against certain liabilities, including: (i) liabilities arising after the Effective Date relating to (x) the ownership, operation and management of the assisted living facilities and (y) the operation and management of the Skilled Nursing Facilities; (ii) liabilities arising out of the ownership of the stock of Vitalink and In Home Health, whether arising before or after the Effective Date; (iii) liabilities arising out of information contained in or omitted from the Registration Statement on Form 10 (the "Form 10") filed by Manor Care with the Commission in connection with the Distribution; (iii) liabilities set forth in the ManorCare Health Services balance sheet or the notes thereto contained in the Form 10; (iv) liabilities arising out of information contained in or omitted from the information contained in the Registration Statement on Form S-4 filed by ManorCare Health Services in connection with the Exchange Offer; (v) liabilities relating to the Assisted Living Business arising under any officer and director indemnification agreements in effect at the Effective Date; (vi) third-party claims relating to the operation and management of the assisted living facilities prior to the Effective Date and the operation and management of the Skilled Nursing Facilities prior to the Effective Date (in each case, only to the extent such claims are not covered by insurance or self-insurance of ManorCare in effect immediately prior to the Effective Date and are of the type set forth on a schedule to the Distribution Agreement); and (vii) certain environmental liabilities.

  Pursuant to the Distribution Agreement, Manor Care Realty will retain, and indemnify and hold ManorCare Health Services harmless against, certain liabilities, including: (i) any liabilities of Manor Care for money borrowed;
(ii) third-party claims arising out of the operation and management of the assisted living facilities prior to the Effective Date and the operation and management of the Skilled Nursing Facilities prior to the Effective Date (in each case, only to the extent such claims are covered by insurance or self-insurance of Manor Care in effect immediately prior to the Effective Date and are of the type set forth on a schedule to the Distribution Agreement); (iii)
(x) certain pending environmental claims, including the Actions, as specified in a schedule to the Distribution Agreement; (y) any and all currently unknown but potential environmental and other claims arising out of the activities of Cenco Incorporated, and its subsidiary and affiliated companies, and any and all of Cenco Incorporated's predecessor corporations and affiliates ("Cenco"), including new claims arising out of the sites identified in a schedule to the Distribution Agreement, and (z) all other claims arising out of Cenco's discontinued operations; and (iv) certain environmental liabilities.

  In addition, the Distribution Agreement provides that ManorCare Health Services will use its best efforts to obtain the releases of Manor Care's guarantees of certain ManorCare Health Service obligations and if unsuccessful in this regard will pay certain fees to Manor Care Realty.

  In addition, on or prior to the Effective Date, Manor Care will make or cause to be made a capital contribution (the "Capital Contribution") to ManorCare Health Services consisting of (i) approximately $250 million in cash and (ii) $250 million of Senior Notes of Manor Care Real Estate (the "Realty Note"). To the extent that Old Senior Notes remain outstanding upon consummation of the Exchange Offer, the principal amount of the Realty Note or the amount of the cash contribution to ManorCare Health Services may be reduced. See "--The Realty Note."

THE REALTY NOTE

  In connection with the Distribution and in order to fund ManorCare Health Services' capital expenditures in connection with the expansion of the Assisted Living Business, on or prior to the Effective Date, Manor Care will make or cause to be made the Capital Contribution (as herein defined). As part of the Capital Contribution, Manor Care will contribute or cause to be contributed to ManorCare Health Services the Realty Note (as herein defined). ManorCare Health Services expects that the Realty Note will have the same general terms (including interest rate and maturity, and parent and subsidiary guarantees) as the Notes except that Manor Care Realty may redeem the Realty Note after three years at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest. In addition, ManorCare Health Services has agreed not to transfer the Realty Note on or prior to the third anniversary of issuance thereof and, after such date, transfer shall be subject to Manor Care Realty's right to so redeem the Realty Note. On or after such third anniversary, if ManorCare Health Services gives notice to Manor Care Realty requesting Manor Care Realty to redeem the Realty Note and Manor Care Realty does not redeem the Realty Note, the interest rate on the Realty Note will increase by 200 basis points. The principal amount of the Realty Note may be decreased to the extent Old Senior Notes remain outstanding upon consummation of the Exchange Offer.

THE CREDIT FACILITIES

  Concurrently with the sale of the Manor Care Notes, Manor Care Real Estate anticipates entering into new credit facilities to be provided by a group of banks (the "Credit Facilities"). Manor Care is currently negotiating a commitment letter relating to the Credit Facilities. Manor Care Real Estate anticipates that the Credit Facilities will consist of a $300 million revolving credit facility and a $150 million term loan facility. Manor Care Real Estate expects that the Credit Facilities will be secured by substantially all of the assets of Manor Care Realty and its subsidiaries and will be available for general corporate purposes and working capital purposes, including acquisitions. See "Description of Certain Indebtedness of Manor Care Realty--The Credit Facilities."

                              THE EXCHANGE OFFER

INTRODUCTION

  The Exchange Offer is being made in furtherance of, and in connection with, the Distribution. Consummation of the Exchange Offer will occur contemporaneously with the Distribution and will result in the effective assumption by ManorCare Health Services of all or part of the obligations of Manor Care under the Old Senior Notes as they existed prior to the Distribution. Obligations with respect to Old Senior Notes not exchanged will remain obligations of Manor Care Realty following the Distribution.

TERMS OF THE EXCHANGE OFFER

  Subject to the terms and conditions set forth in this Prospectus and Consent Solicitation and in the Letter of Transmittal, ManorCare Health Services is offering to exchange $1,000 in principal amount of its 7 1/2% Senior Notes due June 15, 2006 (i.e., the New MCHS Senior Notes) for each $1,000 in principal amount of 7 1/2% Senior Notes due June 15, 2006 of Manor Care (i.e. the Old Senior Notes) plus, accrued but unpaid interest on the Old Senior Notes tendered up to, but not including, the Exchange Date. Interest on the New MCHS Senior Notes will accrue at the applicable rate from and including the Exchange Date. Holders of Old Senior Notes who tender into the Exchange Offer will be required, as a condition to a valid tender, to consent to the Proposed Amendments. The proper completion, execution and delivery of the Letter of Transmittal will constitute the giving of a Consent to the Proposed Amendments. Old Senior Notes accepted by ManorCare Health Services for exchange pursuant to the Exchange Offer will be cancelled.

  The terms of each series of New MCHS Senior Notes will be identical in all material respects to each series of Old Senior Notes for which they are exchanged prior to the implementation of the Proposed Amendments, except that the New MCHS Senior Notes (i) will be issued by ManorCare Health Services and
(ii) will except from the Limitation on Affiliate Transactions covenant certain additional transactions, including the Distribution and related transactions as well as certain other transactions after the Distribution between Manor Care Realty and ManorCare Health Services. See "Description of New MCHS Senior Notes."

  ManorCare Health Services expressly reserves the right, in its sole discretion, subject to applicable law, to (i) extend or terminate the Exchange Offer and not accept for exchange any Old Senior Notes and promptly return all Old Senior Notes to the tendering holders thereof, upon the failure of any conditions specified in "--Conditions to the Exchange Offer," (ii) waive any condition to the Exchange Offer and accept all Old Senior Notes tendered pursuant to the Exchange Offer, (iii) extend the Expiration Date of the Exchange Offer and retain all Old Senior Notes tendered pursuant to the Exchange Offer until the extended Expiration Date, subject, however, to the withdrawal rights of holders, see "--Withdrawal Rights," (iv) amend the terms of the Exchange Offer, or (v) modify the form of the consideration to be paid pursuant to the Exchange Offer. Any amendment applicable to the Exchange Offer will apply to all Old Senior Notes tendered pursuant thereto.

  Subject to the instructions herein and in the Letter of Transmittal, holders who tender their Old Senior Notes pursuant to the Exchange Offer will not be obligated to pay transfer taxes, if any, on the exchange of their Old Senior Notes for New MCHS Senior Notes. ManorCare Health Services will pay for all charges and expenses (except as provided below and in the Letter of Transmittal) in connection with the Exchange Offer.

  ManorCare Health Services reserves the right, in its sole discretion, to purchase or make offers for any Old Senior Notes that remain outstanding subsequent to the Expiration Date. The terms of any such purchase or offers could differ from the terms of the Exchange Offer. Any purchase or offer by ManorCare Health Services will not be made except in accordance with applicable law and will in no event be made prior to the expiration of ten business days after the Expiration Date.

  Holders of Old Senior Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law or the terms of the Old Indenture in connection with the Exchange Offer.

THE SOLICITATION

  Concurrently with the Exchange Offer, Manor Care is soliciting Consents to the Proposed Amendments to the Old Indenture. The Solicitation is being made in order to obtain the Requisite Consents of holders of Old Senior Notes to the Proposed Amendments that would, among other things, eliminate the covenants in the Old Indenture that restrict (i) the creation, incurrence or assumption of liens, (ii) sale leaseback transactions and (iii) transactions with affiliates. See "The Proposed Amendments" and "--Procedures for Tendering Securities and Giving Consents." All references herein to the Exchange Offer shall be deemed to include the Solicitation unless otherwise specified.

  The Proposed Amendments cannot become effective with respect to the Old Senior Notes unless and until the holders of at least a majority in principal amount of the Old Senior Notes of such series have given Consents (i.e., the Requisite Consents) and the Exchange Offer for the Old Senior Notes has been consummated. The proper tender of Old Senior Notes will constitute the giving of a Consent with respect to such Old Senior Notes. Consummation of the Exchange Offer is conditioned on, among other things, acceptance of the Exchange Offer by holders of at least a majority in principal amount of the outstanding Old Senior Notes (i.e., the Minimum Tender Condition), which may be waived by Manor Care. If the Exchange Offer is consummated, then, unless the Requisite Consents have not been received, the Proposed Amendments will become effective as to the Old Senior Notes and each non-exchanging holder of such Old Senior Notes will be bound by the Proposed Amendments even though such holder did not consent to the Proposed Amendments.

  Holders of Old Senior Notes who tender into the Exchange Offer will be required, as a condition to a valid tender, to consent to the Proposed Amendments. The proper completion, execution and delivery of the Letter of Transmittal will constitute the giving of a Consent to the Proposed Amendments with respect to such Old Senior Notes. Tenders of Old Senior Notes made pursuant to the Exchange Offer may be withdrawn only if the Expiration Date is
after 12:01 a.m. on      , 1997. Withdrawal of tendered Old Senior Notes will
be deemed a revocation of the Consent to which such tendered Old Senior Notes relate.

EXPIRATION DATE; EXTENSIONS; TERMINATION; AMENDMENTS

  The Exchange Offer will expire at 5:00 p.m., New York City time on       ,
1997 (i.e., the Expiration Date), subject to extension by ManorCare Health Services by notice to the Exchange Agent as herein provided. Manor Care reserves the right, at any time or from time to time, to extend the Exchange Offer at its discretion, in which event the term "Expiration Date" with respect to such extended Exchange Offer shall mean the time and date on which such Exchange Offer as so extended shall expire. ManorCare Health Services shall notify the Exchange Agent of any extension by oral or written notice.

  ManorCare Health Services also expressly reserves the right to (i) extend or terminate the Exchange Offer and not accept for exchange any Old Senior Notes if any of the conditions set forth below under "--Conditions to the Exchange Offer" are not satisfied and are not waived by ManorCare Health Services by giving oral or written notice of such extension or termination to the Dealer Manager and (ii) subject to appropriate notice, to amend the Exchange Offer in any respect and at any time or from time to time until the Old Senior Notes are accepted for exchange. Any extension, termination, or amendment will be followed as promptly as practicable by a public announcement thereof. In the case of an extension, a public announcement will be issued prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date of the Exchange Offer. Without limiting the manner in which ManorCare Health Services may choose to make any public announcement, ManorCare Health Services shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service or otherwise as required by law. All Old Senior Notes tendered pursuant to the Exchange Offer prior to any extensions and not subsequently withdrawn, will remain subject to the Exchange Offer.

  If, prior to the Expiration Date, ManorCare Health Services shall offer consideration to holders of Old Senior Notes, such consideration shall also be paid to all holders whose Old Senior Notes have previously been tendered pursuant to the Exchange Offer and if such consideration is increased, such increased consideration shall also be paid to all holders whose Old Senior Notes have previously been tendered pursuant to the Exchange Offer. If the consideration is offered or any such consideration is increased pursuant to the Exchange Offer, the Exchange Offer will remain open at least ten business days from the date that ManorCare Health Services first gives notice, by public announcement or otherwise, of such offer of consideration or increase thereof. ManorCare Health Services does not presently intend to offer any consideration.

EFFECT OF TENDER

  Tenders of Old Senior Notes may be withdrawn only if the expiration date is
after 12:01 a.m. on      , 1997. Tenders of Old Senior Notes pursuant to the
Exchange Offer described herein and in the Letter of Transmittal will constitute a binding agreement between the tendering holder of Old Senior Notes and ManorCare Health Services upon the terms and subject to the conditions of the Exchange Offer. The acceptance of the Exchange Offer by a tendering holder of Old Senior Notes will constitute the agreement by such holder to deliver good and marketable title to the tendered Old Senior Notes free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

  Tendering holders of Old Senior Notes that are exchanged in the Exchange Offer will not be obligated to pay transfer taxes with respect to the purchase of their Old Senior Notes pursuant to the Exchange Offer. Tendering holders of Old Senior Notes will not be required to pay any fee or commission to the Dealer Manager. However, if the tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions.

  Holders of Old Senior Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law or the Old Indenture in connection with the Exchange Offer.

ACCEPTANCE OF OLD SENIOR NOTES TENDERED FOR EXCHANGE; DELIVERY OF NEW MCHS SENIOR NOTES

  Upon the terms and subject to the conditions of the Exchange Offer, ManorCare Health Services will purchase Old Senior Notes by accepting them for exchange and in consideration therefor, will deliver New MCHS Senior Notes, and make payments for accrued interest on Old Senior Notes accepted for exchange up to, but not including, the Exchange Date.

  For purposes of the Exchange Offer, ManorCare Health Services shall be deemed to have accepted for exchange (and thereby to have purchased) tendered Old Senior Notes as, if and when ManorCare Health Services gives oral or written notice to the Exchange Agent of ManorCare Health Services' acceptance of such securities for exchange. Subject to the terms and conditions of the Exchange Offer, payment for accrued interest and delivery of New MCHS Senior Notes for Old Senior Notes so accepted will be made by the Exchange Agent as soon as practicable after receipt of such notice. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving Old Senior Notes and transmitting payments and/or New MCHS Senior Notes to such holders. If any tendered Old Senior Notes are not accepted for exchange for any reason, or if Old Senior Notes in a principal amount in excess of the principal amount indicated as being tendered on the Letter of Transmittal are submitted, an Old Senior Note in a principal amount equal to the principal amount not accepted or tendered will be issued, without expense to the tendering holders of Old Senior Notes, as promptly as practicable following the expiration or termination of the Exchange Offer.

  If any tendered Old Senior Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, any such unaccepted Old Senior Notes will be returned, at ManorCare Health Services' expense, to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

PROCEDURES FOR TENDERING OLD SENIOR NOTES AND GIVING CONSENTS

  A holder of Old Senior Notes held with DTC must follow the following instructions to tender Old Senior Notes in the Exchange Offer: (i) call such holder's broker and inform such broker of such holder's interest in tendering such holder's Old Senior Notes pursuant to the Exchange Offer, (ii) instruct such broker to effect a book-entry transfer of all Old Senior Notes to be tendered in the Exchange Offer by such holder into the Exchange Agent's account at DTC, (iii) instruct such broker to complete and sign the Letter of Transmittal in accordance with the instructions set forth therein, and (iv) instruct such broker to deliver the properly completed and executed Letter of Transmittal (or a facsimile thereof) to the Exchange Agent on or prior to 5:00 p.m., New York City time, on the Expiration Date. The proper completion, execution and delivery of a Letter of Transmittal will constitute the giving of a consent to the Proposed Amendments.

  The Exchange Agent has established an account with respect to the Old Senior Notes at DTC for purposes of the Exchange Offer. Any financial institution that is a participant in DTC may make book-entry delivery of Senior Notes by causing DTC to transfer Old Senior Notes into the Exchange Agent's account in accordance with DTC's procedure for such transfer. However, although delivery of Old Senior Notes may be effected through book-entry transfer at DTC, a properly completed and executed Letter of Transmittal, with any required signature guarantees, must, in any case, be transmitted to, and received by, the Exchange Agent at its address set forth on the back cover page of this Prospectus and Consent Solicitation on or prior to 5:00 p.m., New York City time, on the Expiration Date. Old Senior Notes will not be deemed surrendered until the Letter of Transmittal and any signature guarantees, if necessary, are received by the Exchange Agent. Delivery of such documents to DTC will not constitute valid delivery to the Exchange Agent.

  In order for a tendering holder to be assured of participating in the Exchange Offer, such holder must tender such Old Senior Notes in accordance with the procedures set forth herein and in the Letter of Transmittal on or prior to the Expiration Date.

  LETTERS OF TRANSMITTAL MUST BE SENT ONLY TO THE EXCHANGE AGENT. DO NOT SEND LETTERS OF TRANSMITTAL TO MANORCARE HEALTH SERVICES, THE OLD TRUSTEE, THE INFORMATION AGENT OR THE DEALER MANAGER.

  Proper Execution and Delivery of Letters of Transmittal.

  Except as otherwise provided below, all signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution provided, however, that signatures on the Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by a participant in DTC whose name appears on a security position listing as the owner of Old Senior Notes tendered therewith and such holder(s) have not completed the portion entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (b) such Old Senior Notes are tendered for the account of an Eligible Institution.

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered Old Senior Notes will be resolved by ManorCare Health Services, whose determination will be final and binding. Manor Care Health Services reserves the absolute right to reject any or all tenders that are not in proper form or the acceptance of which may, in the opinion of counsel for ManorCare Health Services, be unlawful. ManorCare Health Services also reserves the absolute right to waive the conditions of the Exchange Offer as set forth under "Conditions to the Exchange Offer" or any irregularities or conditions of tender as to particular Old Senior Notes. ManorCare Health Services' interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders must be cured within such time as ManorCare Health Services shall determine. ManorCare Health Services, the Exchange Agent, the Information Agent and the Dealer Manager shall not be under any duty to give notification of defects in such tenders and shall not incur liabilities for failure to give such notification. Tenders of Old Senior Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Senior Notes received by the Exchange Agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

  Transfer Taxes. ManorCare Health Services will pay all transfer taxes, if any, applicable to the transfer and sale of Old Senior Notes to it pursuant to the Exchange Offer. If, however, New MCHS Senior Notes and/or substitute Old Senior Notes for amounts not tendered or not exchanged are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of Old Senior Notes tendered, or if tendered Old Senior Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the transfer or sale of Old Senior Notes to ManorCare Health Services pursuant to the Exchange Offer, the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONDITIONS TO THE EXCHANGE OFFER

  Notwithstanding any other provisions of the Exchange Offer, or any extension of the Exchange Offer, ManorCare Health Services will not ,issue New MCHS Senior Notes in respect of any properly tendered Old Senior Notes, and may terminate the Exchange Offer by oral or written notice to the Exchange Agent and the holders of the Old Senior Notes, or, at its option, modify or otherwise amend such Exchange Offer with respect to such Old Senior Notes, if any of the following conditions have not been satisfied, whether prior to or simultaneously with the completion of the Exchange Offer:

    (a) satisfaction of the Minimum Tender Condition;

    (b) consummation of the Distribution;

    (c) there shall not have been any action taken or threatened, or any statute, rule, regulation, judgment, order, stay, decree or injunction promulgated, enacted, entered, enforced or deemed applicable to the Exchange Offer, the Proposed Amendments, the Distribution, or the exchange of Old Senior Notes pursuant to the Exchange Offer (the "Exchange") by or before any court or governmental regulatory or administrative agency or authority or tribunal, domestic or foreign, which (i) challenges the making of the Exchange Offer, the Proposed Amendments, the Distribution, or the Exchange or otherwise and adversely affects in any material manner the Exchange Offer, the Proposed Amendments, the Distribution, or the Exchange or (ii) in the sole judgment of ManorCare Health Services, could materially adversely affect the business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects of Manor Care Realty or its subsidiaries, or ManorCare Health Services or its subsidiaries, or materially impair the contemplated benefits to Manor Care Realty or ManorCare Health Services of the Exchange Offer, the Proposed Amendments, the Distribution, or the Exchange;

    (d) there shall not have occurred or be likely to occur any event affecting the business or financial affairs of ManorCare Health Services or Manor Care Realty that, in the sole judgment of ManorCare Health Services would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer, the Proposed Amendments, the Distribution, or the Exchange or that will, or is reasonably likely to, materially impair the contemplated benefits of the Exchange Offer, the Proposed Amendments, the Distribution, or the Exchange to Manor Care Realty or ManorCare Health Services or might be material to holders of Old Senior Notes in deciding whether to accept such Exchange Offer;

    (e) there shall not have occurred (i) any general suspension of or limitation on trading in securities on the New York Stock Exchange or in the over-the-counter market (whether or not mandatory), (ii) any significant adverse change in the price of the Old Senior Notes or in the United States securities or financial markets, (iii) a material impairment in the trading market for debt securities, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States (whether or not mandatory), (v) a commencement of a war, armed hostilities or other national or international crisis directly or indirectly relating to the United States, (vi) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other leading institutions in the United States, (vii) any significant adverse changes in United States securities or financial markets generally or in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof; and

    (f) the Old Trustee shall not have objected in any respect to, or taken any action that could, in the sole judgement of Manor Care, adversely affect the consummation of any of the Exchange Offer, the Distribution, or the Exchange or Manor Care's ability to effect the Proposed Amendments, or shall have taken any action that challenges the validity or effectiveness of the procedures used by Manor Care in soliciting the Consents to the Proposed Amendments (including the form thereof) or in making of the Exchange Offer, the Distribution or the Exchange.

  If any of the foregoing conditions is not satisfied ManorCare Health Services may (i) terminate the Exchange Offer and return the Old Senior Notes to the holders who tendered them; (ii) extend the Exchange Offer and retain all tendered Old Senior Notes until the expiration of Exchange Offer, subject, however, to the withdrawal rights of holders (see "--Withdrawal Rights"); or
(iii) waive the unsatisfied conditions with respect to the Exchange Offer and accept all Old Senior Notes tendered therein.

  ManorCare Health Services may amend the Exchange Offer at any time prior to 5:00 p.m., New York City time, on the Expiration Date if any of the conditions set forth above are not satisfied with respect to such Exchange Offer. Moreover, regardless of whether any of such conditions has been satisfied, Manor Care may amend the Exchange Offer in any manner that, in its good faith judgment, is advantageous to the holders of the Old Senior Notes.

  The foregoing conditions are for the sole benefit of Manor Care and may be waived by Manor Care, in whole or in part, in its sole discretion. Any determination made by Manor Care concerning an event, development or circumstance described or referred to above will be final and binding on all parties.

WITHDRAWAL RIGHTS

  Tenders of Old Senior Notes made pursuant to the Exchange Offer may be
withdrawn only if the Expiration Date is after 12:01 a.m. on      , 1997. For
a withdrawal to be effective, a holder of Old Senior Notes held with DTC must
(i) call such holder's broker and instruct such broker to withdraw such tender of Old Senior Notes by debiting the Exchange Agent's account at DTC of all Old Senior Notes to be withdrawn; and (ii) instruct such broker to provide a written, telegraphic or facsimile transmission notice of withdrawal to the Exchange Agent on or before the Expiration Date. Such notice of withdrawal shall contain: (A) the name of the person who tendered the Old Senior Notes;
(B) a description of the Old Senior Notes to be withdrawn; (C) the aggregate principal amount represented by such Old Senior Notes; and (D) if such Old Senior Notes are held by a new beneficial owner, evidence satisfactory to ManorCare Health Services that the person withdrawing the tender has succeeded to the beneficial ownership of the Old Senior Notes. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

  Any permitted withdrawals of tenders of Old Senior Notes may not be rescinded, and any Old Senior Notes so withdrawn will thereafter be deemed not validly tendered for purposes of the Offer; provided, however, withdrawn Old Senior Notes may be retendered by following the procedures for tendering prior to the Expiration Date.

  The withdrawal of tendered Old Senior Notes will be deemed to be a revocation of the Consents to which such tendered Old Senior Notes relate.

  All questions as to the validity (including time of receipt) of notices of withdrawal will be determined by ManorCare Health Services, whose determination will be final and binding. None of ManorCare Health Services, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXCHANGE AGENT

          has been appointed as Exchange Agent for the Exchange Offer. Letters of Transmittal and all correspondence in connection with the Exchange Offer should be sent or delivered by each holder or such holder's broker, dealer, commercial bank trust company or other nominee to the Exchange Agent at the addresses and telephone numbers set forth on the back cover page of this Prospectus and Consent Solicitation.

  Any holder whose Old Senior Notes have been mutilated, lost, stolen or destroyed should contact the Exchange Agent at the addresses and telephone numbers indicated on the back cover page of this Prospectus and Consent Solicitation for instructions.

INFORMATION AGENT

           has been appointed as Information Agent for the Exchange Offer. Requests for assistance or additional copies of this Prospectus and Consent Solicitation, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth on the back cover page of this Prospectus and Consent Solicitation. Holders of Old Senior Notes may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Exchange Offer.

DEALER MANAGER

  ManorCare Health Services has engaged Chase Securities Inc. to act as Dealer Manager in connection with the Exchange Offer and to provide certain financial advisory services to ManorCare Health Services in connection therewith. Any holder who has questions concerning the terms of the Exchange Offer may contact the Dealer Manager at the address and telephone numbers set forth on the back cover page of this Prospectus and Consent Solicitation.

  ManorCare Health Services has agreed to pay the Dealer Manager pre-determined compensation for the Dealer Manager's financial advisory services and ManorCare Health Services has agreed to indemnify the Dealer Manager against certain liabilities, including certain liabilities under the federal securities laws.

  The Dealer Manager is an underwriter with respect to the Debt Offering. Manor Care Real Estate, as issuer and Manor Care Realty, as parent guarantor, have agreed to indemnify the Dealer Manager in its capacity as underwriter of the Debt Offering, for certain liabilities, including liabilities under the Securities Act in connection with the Debt Offering. The Dealer Manager is an affiliate of The Chase Manhattan Bank, which is the agent bank and a lender under the Existing Revolving Credit Facility. The Chase Manhattan Bank will receive its proportionate share of any repayment by Manor Care Realty of amounts outstanding under the Existing Revolving Credit Facility from the proceeds of such Debt Offering. The Dealer Manager has provided in the past and may continue to provide other investment banking and financial advisory services to Manor Care, Manor Care Realty and ManorCare Health Services and their respective affiliates, including services in connection with the Distribution.

OTHER FEES AND EXPENSES

  ManorCare Health Services will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. ManorCare Health Services will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus and related documents to the beneficial owners of Old Senior Notes, and in handling or forwarding tenders for their customers. ManorCare
Health Services anticipates that it will incur approximately $         in fees
and expenses relating to the Exchange Offer. All such fees and expenses will be paid by ManorCare Health Services.

                            THE PROPOSED AMENDMENTS

  Manor Care is soliciting the consent of the holders of Old Senior Notes, other than Manor Care or its affiliates, to the Proposed Amendments. The summaries of provisions in the Old Indenture set forth below are qualified in their entireties by reference to the full and complete terms contained in the Old Indenture.

  The Proposed Amendments to the Old Indenture are as follows:

  Deletion of Restrictive Covenants. The Proposed Amendments would delete in their entireties the following restrictive covenants and references thereto from the Old Indenture:

    Section 3.04 Limitation on Liens. Subject to certain exceptions set forth in the Old Indenture, restricts Manor Care from creating, incurring or assuming any Lien on any property or assets of Manor Care or its Subsidiaries in order to secure any Debt of Manor Care or any of its Subsidiaries without effectively providing that the Old Senior Notes shall be secured equally and ratably with (or prior to) such Debt, so long as such Debt shall be so secured.

    Section 3.05 Limitation on Sale and Lease-Back Transactions. Subject to certain exceptions set forth in the Old Indenture, restricts Manor Care and its Subsidiaries from entering into any arrangement with any person providing for the leasing by Manor Care or a Subsidiary of Manor Care of any property or assets, which property or asset has been or is to be sold or transferred by Manor Care or a Subsidiary of Manor Care to such person (a "Sale and Lease-Back Transaction") unless (a) Manor Care or such Subsidiary would, at the time of entering into a Sale and Lease-Back Transaction, be entitled to incur Debt secured by a Lien on the property or asset to be leased in an amount at least equal to the Attributable Debt in respect to such transaction without equally and ratably securing the Old Senior Notes pursuant to the Limitation on Liens covenant in the Old Indenture or (b) the proceeds of the sale of the property or assets to be leased are at least equal to their fair value and an amount in cash equal to the net proceeds are applied within 12 months of the effective date of such transaction to (i) acquire additional assets, (ii) retire Debt which is pari passu with the Old Senior Notes or (iii) offer to purchase the Old Senior Notes at 100% of the principal amount thereof, plus accrued interest, if any, to the date of purchase.

    Section 3.06 Limitation on Affiliate Transactions. Subject to certain exceptions set forth in the Old Indenture, restricts Manor Care and its Subsidiaries from selling, leasing, transferring or otherwise disposing of any of its properties or assets to or purchasing any property or assets from, or entering into any contract, agreement, understanding, loan, advance or guaranty with, or for the benefit of, an Affiliate of Manor Care (other than a Subsidiary of Manor Care ) (an "Affiliate Transaction") having a value, or for consideration having a value, in excess of $20 million individually or in the aggregate unless the Board of Directors of Manor Care shall determine that the terms of such Affiliate Transaction are no less favorable to Manor Care or such Subsidiary than those which might be obtained at the time of such Affiliate Transaction from persons who are not Affiliates.

  Deletion of Definitions. The Proposed Amendments would delete certain definitions from the Old Indenture when references to such definitions would be eliminated as a result of the foregoing.

  The Proposed Amendments constitute a single proposal and an exchanging and/or consenting Holder must consent to the Proposed Amendments as an entirety and may not consent selectively with respect to certain of the Proposed Amendments.

  The Proposed Amendments cannot become effective unless and until the holders of at least a majority in principal amount of the Old Senior Notes have given Consents (i.e., the Requisite Consents) and the Exchange Offer has been consummated. The proper tender of Old Senior Notes will constitute the giving of a Consent with respect to such Old Senior Notes. Consummation of the Exchange Offer is conditioned on, among other things, acceptance of the Exchange Offer by holders of at least a majority in principal amount of Old Senior Notes (i.e., the Minimum Tender Condition), which may be waived by Manor Care. If the Exchange Offer is consummated, then, unless the Requisite Consents have not been received, the Proposed Amendments will become effective and each non-exchanging holder of such Old Senior Notes will be bound by the Proposed Amendments even though such holder did not consent to the Proposed Amendments. See "Risk Factors."

                     DESCRIPTION OF NEW MCHS SENIOR NOTES

  The New MCHS Senior Notes are to be issued under a New Indenture, dated as
of           , 1997, as amended and supplemented from time to time (the "New
Indenture"), between ManorCare Health Services and     , as Trustee (the
"Trustee"). The following summaries of certain provisions of the New Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the New Indenture, including the definitions therein of certain terms. The following sets forth certain general terms of the New MCHS Senior Notes offered hereby.

GENERAL

  The New MCHS Senior Notes will be limited to $150 million in aggregate principal amount. The New MCHS Senior Notes will be issued only in fully registered form, in denominations of $1,000 and integral multiples of $1,000. The New MCHS Senior Notes will bear interest from the Issue Date at the rate of 7 1/2% per annum and will mature on June 15, 2006. Interest will be payable on June 15 and December 15, commencing December 15, 1997, to the persons in whose names the New MCHS Senior Notes are registered at the close of business on the applicable record date, which is the June 1 or December 1 next preceding such interest payment date.

  Neither the New Indenture nor the New MCHS Senior Notes will contain provisions which would afford holders of the New MCHS Senior Notes protection in the event of a decline in the credit rating of ManorCare Health Services or the New MCHS Senior Notes as the result of a takeover, recapitalization or similar restructuring involving ManorCare Health Services that could adversely affect such holders.

  The New MCHS Senior Notes will be senior unsecured obligations of ManorCare Health Services and will rank pari passu in right of payment with all senior debt of ManorCare Health Services, whether outstanding on the date hereof or hereafter created, incurred, assumed or guaranteed. However, the New MCHS Senior Notes will be effectively subordinated to certain creditors of ManorCare Health Services and its Subsidiaries, including secured lenders and
trade creditors. At       , 1997, the New MCHS Senior Notes would have been
effectively subordinated to approximately $   million of other liabilities of
ManorCare Health Services and its Subsidiaries.

  Principal of and interest on the New MCHS Senior Notes will be payable, and the New MCHS Senior Notes will be exchangeable and transfers thereof will be registrable, at the corporate trust office of the Trustee in New York, New York; provided, however, that, at the option of ManorCare Health Services, payment of interest may be made by check mailed to the address of the person entitled thereto at such person's registered address.

  The New MCHS Senior Notes will not be subject to any sinking fund.

OPTIONAL REDEMPTION BY THE COMPANY

  The New MCHS Senior Notes will be redeemable, at the option of ManorCare Health Services, in whole at any time or in part from time to time, on at least 30 days but not more than 60 days prior notice mailed to the registered address of each holder of New MCHS Senior Notes to be so redeemed, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate, plus 15 basis points, plus accrued interest thereon to the date of redemption.

  As used herein,

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the New MCHS Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such New MCHS Senior Notes. "Independent Investment Banker" means the Reference Treasury Dealer appointed by the Trustee after consultation with ManorCare Health Services.

  "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the average of the Reference Treasury Dealer Quotations for such redemption date. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

  "Reference Treasury Dealer" means Lehman Brothers Inc. and its successors; provided however, that if Lehman Brothers Inc. shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), ManorCare Health Services shall substitute therefor another Primary Treasury Dealer.

CERTAIN COVENANTS

 Limitation on Liens

  The New Indenture will provide that, except as provided below, ManorCare Health Services will not, and will not permit any Subsidiary to, create, incur or assume any Lien on any property or assets of ManorCare Health Services or any Subsidiary in order to secure any Debt of ManorCare Health Services or any Subsidiary, without effectively providing that the New MCHS Senior Notes (together with, if ManorCare Health Services shall so determine, any other Debt which is not subordinated to the New MCHS Senior Notes) will be secured equally and ratably with (or prior to) such Debt, so long as such Debt will be so secured; provided, however, that this covenant will not apply to (i) any Lien if, after giving effect thereto, the aggregate amount of all Debt of ManorCare Health Services and its Subsidiaries secured by Liens existing at the time (excluding any Debt secured by Liens permitted to be incurred by clauses (ii) through (xii) below) would not exceed the Applicable Percentage of the Consolidated Net Assets of ManorCare Health Services; (ii) any Lien if an amount of cash equal to the net proceeds of the Debt secured by such Lien is used within 12 months of such creation, incurrence or assumption to (x) acquire additional property or assets (or to make investments in persons who, after giving effect to such investments, will become Subsidiaries), (y) retire Debt which is pari passu with the New MCHS Senior Notes (provided that in connection with any such retirement, any related loan commitment will be reduced in an amount equal to the principal amount so retired) or (z) make an offer to purchase the New MCHS Senior Notes at 100% of the principal amount thereof plus accrued interest, if any, to the date of purchase; (iii) Existing Liens and Liens created, incurred or assumed after the Issue Date on property or assets of ManorCare Health Services or any Subsidiary that were subject to an Existing Lien; (iv) Liens on property or assets of any person existing at the time such person becomes a Subsidiary or merges into or consolidates with ManorCare Health Services or a Subsidiary; (v) Liens on property or assets existing at the time of acquisition thereof by ManorCare Health Services or any Subsidiary; (vi) Liens to secure the financing of the acquisition, construction, alteration or improvement of property or assets of ManorCare Health Services or any Subsidiary (or of any person who, after giving effect to such financing, will become a Subsidiary), provided that such Liens are created not later than 18 months after such acquisition or, in the case of construction, alteration or improvement of property or assets, the later of the completion thereof or commencement of commercial operation of such property or assets; (vii) Liens in favor of ManorCare Health Services or any Subsidiary; (viii) Liens in favor of or required by federal, state or local governmental authorities, including any department or instrumentality thereof; (ix) Liens on property or assets of, or on any shares of stock or other equity interest in, a Foreign Subsidiary to secure Debt of a Foreign Subsidiary or a Non-Recourse Subsidiary to secure Non-Recourse Debt;
(x) Liens to secure Debt of joint ventures in which ManorCare Health Services or a Subsidiary has an interest, to the extent such Liens are on property or assets of or equity interests in such joint ventures; (xi) Liens on current assets to secure Debt incurred for working capital purposes, provided that such Debt matures no later than 18 months from the date of incurrence; and
(xii) any extension, renewal or replacement as a whole or in part, of any Lien referred to in the foregoing clauses (i) to (xi), provided, however, that (a) such extension, renewal or replacement Lien will be limited to all or a part of the same property or assets that secured the Lien being extended, renewed or replaced and (b) the principal amount of the Debt (or, if such Debt provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount) secured by such extended, renewed or replaced Lien does not exceed the principal amount of Debt (or, if such Debt provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount) which was secured by the Lien being extended, renewed or replaced.

 Limitation on Sale and Lease-Back Transactions

  The New Indenture will provide that ManorCare Health Services will not, and will not permit any Subsidiary to, enter into any arrangement with any person providing for the leasing by ManorCare Health Services or a Subsidiary of any property or asset (other than any such arrangement involving (i) a lease for a term, including renewal rights, of not more than 36 months, (ii) a lease of property within 18 months from the acquisition or, in the case of the construction, alteration or improvement of property, the later of the completion of the construction, alteration or improvement of such property or the commencement of commercial operation of the property, or (iii) leases between ManorCare Health Services and a Subsidiary or between Subsidiaries), which property or asset has been or is to be sold or transferred by ManorCare Health Services or a Subsidiary to such person (a "Sale and Lease-Back Transaction") unless (a) ManorCare Health Services or such Subsidiary would, at the time of entering into a Sale and Lease-Back Transaction, be entitled to incur Debt secured by a Lien on the property or asset to be leased in an amount at least equal to the Attributable Debt in respect of such transaction without equally and ratably securing the New MCHS Senior Notes pursuant to the provisions described under "Limitations on Liens" above, or (b) the proceeds of the sale of the property or assets to be leased are at least equal to their fair value (the fair value of such proceeds, if other than in cash, to be determined by the chief financial or accounting officer of ManorCare Health Services) and an amount in cash equal to the net proceeds is applied, within 12 months of the effective date of such transaction, to (i) acquire additional property or assets (or to make investments in entities which after giving effect to such investment will become Subsidiaries), (ii) retire Debt which is pari passu with the New MCHS Senior Notes (provided that in connection with any such retirement, any related loan commitment or the like shall be reduced in amount equal to the principal amount so retired) or (iii) offer to purchase the New MCHS Senior Notes at 100% of the principal amount thereof, plus accrued interest, if any, to the date of purchase.

 Limitation on Affiliate Transactions

  The New Indenture will provide that neither ManorCare Health Services nor any of its Subsidiaries will sell, lease, transfer or otherwise dispose of any of its properties or assets to or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guaranty with, or for the benefit of, an Affiliate of ManorCare Health Services (other than a Subsidiary) (an "Affiliate Transaction") having a value, or for consideration having a value, in excess of $20,000,000 individually or in the aggregate unless the Board of Directors of ManorCare Health Services shall determine that the terms of such Affiliate Transaction are no less favorable to ManorCare Health Services or such Subsidiary than those which might be obtained at the time of such Affiliate Transaction from persons who are not Affiliates. The restrictions of this "Limitation on Affiliate Transactions" covenant are not applicable to (i) the payment of reasonable and customary fees to directors of ManorCare Health Services who are not employees, (ii) the payment of compensation to officers of ManorCare Health Services, (iii) any transaction between or among any of ManorCare Health Services and its subsidiaries, (iv) transactions pursuant to the terms of any agreement as in existence on the Issue Date, as the same may be amended from time to time in a manner not materially adverse to the holders of the New MCHS Senior Notes; (v) the Distribution and the related transactions occurring pursuant to the Distribution Agreement and the related documents; (vi) any transaction in the ordinary course of business or approved by a majority of the Independent Directors, between ManorCare Health Services or its Subsidiaries and Manor Care Realty or its subsidiaries; and (vii) any transaction contemplated by the Lease Agreements, the Development Agreement, the Non-Competition Agreement, the Assisted Living Facility Management Agreement, the Tax Sharing Agreement, the Employee Benefits and Other Employment Matters Allocation Agreement, the Office Lease Agreement, the Distribution Agreement, the Tax Administration Agreement, the Corporate Services Agreement, the Trademark Agreement, the Cash Management Agreement, the Risk Management Consulting Services Agreement and the Realty Note.

 Definitions

  "Affiliate" of any specified person means any other person directly or indirectly controlling, controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control" when used with respect to any specified person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing; provided, however, that the existence of a management contract by ManorCare Health Services or an Affiliate of ManorCare Health Services to manage another entity shall not be deemed to be control.

  "Applicable Percentage" means (i) 15%, if the aggregate principal amount of New MCHS Senior Notes then outstanding exceeds $100,000,000, (ii) 20%, if the aggregate principal amount of New MCHS Senior Notes then outstanding exceeds $50,000,000 but is less than or equal to $100,000,000, or (iii) 25%, if the aggregate principal amount of New MCHS Senior Notes outstanding is less than or equal to $50,000,000.

  "Assisted Living Facility Management Agreement" shall mean the Assisted
Living Facility Management Agreement dated as of    , 1997 between Manor Care
Realty and ManorCare Health Services as in effect on the Issue Date and as such Assisted Living Facility Management Agreement may be amended from time to time in a manner not materially adverse to the holders of the New MCHS Senior Notes.

  "Attributable Debt" means, in connection with a Sale and Lease-Back Transaction, at any date as of which the amount thereof is to be determined, the lesser of (i) the fair value of the property subject to such Sale and Lease-Back Transaction (as determined in good faith by the chief financial or accounting officer of ManorCare Health Services) and (ii) the total net amount of rent required to be paid by such person under the lease which is the subject of such Sale and Lease-Back Transaction during the remaining term thereof, discounted from the respective due dates thereof to such date at the weighted average interest borne by the New MCHS Senior Notes compounded annually. The net amount of rent required to be paid under any such lease for any such period shall be the amount of the rent payable by the lessee with respect to such period, after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

  "Consolidated Net Assets" means, with respect to any person as of any date of determination, the total assets of such person and its subsidiaries on a consolidated basis less current liabilities of such person and its subsidiaries on a consolidated basis as of such date, all determined in accordance with GAAP.

  "Debt" means, as to any person, all obligations of such person for borrowed money.

  "Development Agreement" shall mean the Development Agreement dated as of
   , 1997 between Manor Care Realty and ManorCare Health Services as in effect on the Issue Date and as such Development Agreement may be amended from time to time in a manner not materially adverse to the holders of the New MCHS Senior Notes.

  "Employee Benefits Allocation Agreement" shall mean the Employee Benefits
and Other Employment Matters Allocation Agreement dated as of      , 1997
between Manor Care Realty and ManorCare Health Services as in effect on the Issue Date and as such Employee Benefits and Other Employment Matters Allocation Agreement may be amended from time to time in a manner not materially adverse to the holders of the New MCHS Senior Notes.

  "Existing Liens" means liens on property or assets of ManorCare Health Services or any Subsidiary existing on the Issue Date.

  "Foreign Subsidiary" of ManorCare Health Services shall mean any Subsidiary which is incorporated or organized in a jurisdiction outside the United States and any Subsidiary of such a Subsidiary.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession as in effect from time to time.

  "Independent Director" means a member or the Board of Directors of ManorCare Health Services who does not have any material direct or indirect financial interest in or with respect to any transaction or series of related transactions.

  "Issue Date" means the first date on which the New MCHS Senior Notes are issued under the New Indenture.

  "Lease Agreements" shall mean the Lease Agreements dated as of    , 1997
between Manor Care Realty and ManorCare Health Services as in effect on the Issue Date and as such Lease Agreements may be amended from time to time in a manner not materially adverse to the holders of the New MCHS Senior Notes.

  "Non-Competition Agreement" shall mean the Non-Competition Agreement dated
as of      , 1997 between Manor Care Realty and ManorCare Health Services as in effect on the Issue Date and as such Non-Competition Agreement may be amended from time to time in a manner not materially adverse to the holders of the New MCHS Senior Notes.

  "Non-Recourse Debt" means Debt or that portion of Debt (i) as to which neither ManorCare Health Services nor its Subsidiaries (other than a Non-Recourse Subsidiary) (A) provide credit support (including any undertaking, agreement or instrument which would constitute Debt), (B) is directly or indirectly liable or (C) constitute the lender and (ii) in respect of which a default (including any rights which the holders thereof may have to take enforcement action against a Non-Recourse Subsidiary) would not permit (upon notice, lapse of time or both) any holder of any other Debt of ManorCare Health Services or its Subsidiaries (including any Non-Recourse Subsidiary) to declare a default on such other Debt or cause a payment thereof to be accelerated or payable prior to its Stated Maturity.

  "Non-Recourse Subsidiary" means a Subsidiary which (i) has not acquired any assets (other than cash) directly or indirectly from ManorCare Health Services or any Subsidiary, (ii) only owns assets acquired after the Issue Date and on or prior to the date such entity becomes a Subsidiary and (iii) has no Debt other than Non-Recourse Debt.

  "Subsidiary" of ManorCare Health Services means (i) a corporation a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by ManorCare Health Services, by the Company and one or more Subsidiaries of ManorCare Health Services or by one or more Subsidiaries of ManorCare Health Services or
(ii) any other person (other than a corporation) in which ManorCare Health Services, one or more Subsidiaries of ManorCare Health Services or ManorCare Health Services and one or more Subsidiaries of ManorCare Health Services, directly or indirectly, at the date of determination thereof, has greater than a 50% ownership interest.

  "Tax Sharing Agreement" shall mean the Tax Sharing Agreement dated as of
   , 1997 between Manor Care Realty and ManorCare Health Services as in effect on the Issue Date and as such Tax Sharing Agreement may be amended from time to time in a manner not materially adverse to the holders of the New MCHS Senior Notes.

DEFAULTS AND REMEDIES

  An Event of Default is: default for 30 days in payment of interest on the New MCHS Senior Notes; default in payment of principal when due (upon redemption or at maturity) on the New MCHS Senior Notes; failure by New MCHS Senior Notes for 60 days after notice to it to comply with any of its other agreements in the New Indenture or the New MCHS Senior Notes; acceleration of in excess of an aggregate of $20,000,000 of indebtedness for borrowed money of ManorCare Health Services or any Subsidiary (other than Non-Recourse Debt of a Non-Recourse Subsidiary) under the terms of the instrument under which such indebtedness is or may be outstanding if such acceleration is not rescinded or annulled within 10 days after written notice from the Trustee or the holders of at least 25% in principal amount of the New MCHS Senior Notes then outstanding has been received a final judgment for the payment of $20,000,000 or more rendered against ManorCare Health Services or any Subsidiary in any court of competent jurisdiction and not fully covered by insurance or not discharged or stayed within 90 days after the date all rights to appeal have been extinguished; and certain events of bankruptcy or insolvency involving ManorCare Health Services. If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the New MCHS Senior Notes then outstanding may declare 100% of the principal amount of the New MCHS Senior Notes and interest accrued to the date of acceleration to be due and payable immediately. Such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest on the New MCHS Senior Notes) may be waived by the holders of a majority in principal amount of outstanding New MCHS Senior Notes upon the conditions provided in the New Indenture.

  Securityholders may not enforce the New Indenture or the New MCHS Senior Notes except as provided in the New Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the New MCHS Senior Notes. Subject to certain limitations, holders of a majority in principal amount of the New MCHS Senior Notes outstanding may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Securityholders notice of any continuing default (except a default in payment of principal or interest) if it determines that withholding notice is in their best interest. ManorCare Health Services is required to file periodic reports with the Trustee regarding compliance by ManorCare Health Services with the terms of the New Indenture and specifying any defaults of which the signers may have knowledge.

  A director, officer, employee or stockholder, as such, of ManorCare Health Services shall not have any liability for any obligations of ManorCare Health Services under the New MCHS Senior Notes or the New Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Securityholder by accepting New MCHS Senior Notes waives and releases all such liability.

TRANSFER AND EXCHANGE

  A holder may transfer or exchange New MCHS Senior Notes in accordance with the New Indenture. The Registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any tax or other governmental charge imposed in relation thereto. The Registrar need not transfer or exchange any New MCHS Senior Notes selected for redemption. Also, it need not transfer or exchange any New MCHS Senior Notes for a period of 15 days before a selection of New MCHS Senior Notes to be redeemed. The registered holder of New MCHS Senior Notes may be treated as the owner of them for all purposes.

AMENDMENT, SUPPLEMENT, WAIVER

  Subject to certain exceptions, the New Indenture or the New MCHS Senior Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the New MCHS Senior Notes outstanding, and any past default or compliance with any provision may be waived with the consent of the holders of a majority in principal amount of the New MCHS Senior Notes outstanding, but no extension of the maturity of any New MCHS Senior Notes, or reduction in the interest rate or extension of the time of payment of interest, or any other modification in the terms of payment of the principal of or interest on the New MCHS Senior Notes, or of the subordination provisions of the New Indenture in a manner adverse to the Securityholders or any reduction of the percentage required for modification will be effective against any Securityholder without his consent. Without the consent of any Securityholder, ManorCare Health Services may amend or supplement the New Indenture or the New MCHS Senior Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated New MCHS Senior Notes in addition to or in place of certificated New MCHS Senior Notes, to provide for a separate Trustee, or to make any change that does not materially adversely affect the rights of any Securityholder.

SUCCESSOR CORPORATION

  ManorCare Health Services may not consolidate with or merge with or transfer all or substantially all of its assets to another corporation unless, after giving effect to such transaction, no event which constitutes a Default shall have occurred and be continuing; and such corporation or the surviving corporation (if other than ManorCare Health Services) shall be a corporation organized and existing under the laws of the United States or a state thereof and shall assume all of the obligations of the Company under the New MCHS Senior Notes and the Indenture. Thereafter, all obligations of ManorCare Health Services under the New Indenture shall terminate.

SATISFACTION AND DISCHARGE OF INDENTURE

  ManorCare Health Services may terminate all of its obligations under the New MCHS Senior Notes and the New Indenture either upon delivery for cancellation to the Trustee of all the New MCHS Senior Notes or (a)(i) within one year of maturity or redemption of the series or (ii) at any time if the Holders will not recognize income, gain or loss for Federal income tax purposes, (b) upon deposit with the Trustee of funds or U.S. Government Obligations (as defined in the Indenture) sufficient for payment of principal of interest on, or redemption of, the series and (c) upon delivery to the Trustee of an officers' certificate and opinion of counsel stating that all conditions precedent to discharge have been satisfied.

GLOBAL NOTES

  The New MCHS Senior Notes will be issued in the form of one or more Global Notes that will be deposited with, or on behalf of the Depositary. Unless and until it is exchanged in whole or in part for New MCHS Senior Notes in definitive form, a Global Note may not be transferred except as a whole to a nominee of the Depositary for such Global Note, or by a nominee of the Depositary to the Depositary or another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

BOOK-ENTRY SYSTEM

  Initially, the New MCHS Senior Notes will be registered in the name of Cede & Co., the nominee of the Depositary. Accordingly, beneficial interests in the New MCHS Senior Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants.

  The Depositary has advised ManorCare Health Services as follows: the Depositary is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Direct Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in such Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Exchange Agent), banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the United States Securities and Exchange Commission.

  The Depositary advises that its established procedures provide that (i) upon issuance of the New MCHS Senior Notes of the Company, the Depositary will credit the accounts of Participants designated by the Exchange Agent with the principal amounts of the New MCHS Senior Notes purchased by Participants and
(ii) ownership of interests in the Global Notes will be shown on, and the transfer of the ownership will be effected only through, records maintained by the Depositary, registered in their names, will not receive or be entitled to receive physical delivery of New MCHS Senior Notes in definitive form and will not be considered the owners or holders thereof under the New Indenture.

  Neither ManorCare Health Services, the Trustee, any paying agent nor the registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  Principal and interest payments on the New MCHS Senior Notes registered in the name of the Depositary's nominee will be made in immediately available funds to the Depositary's nominee as the registered owner of the Global Notes. Under the terms of the New MCHS Senior Notes, ManorCare Health Services and the Trustee will treat the persons in whose names the New MCHS Senior Notes are registered as the owners of such New MCHS Senior Notes for the purpose of receiving payment of principal and interest on such New MCHS Senior Notes and for all other purposes whatsoever. Therefore, neither ManorCare Health Services, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the New MCHS Senior Notes to owners of beneficial interest in the Global Notes. The Depositary has advised ManorCare Health Services and the Trustee that its current practice is, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date in accordance with their respective holdings of beneficial interests in the Global Notes as shown on the Depositary's records, unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by Direct and Indirect Participants to owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practices, as in the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Direct and Indirect Participants and not of the Depositary, the Trustee, or ManorCare Health Services, subject to any statutory requirements that may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of ManorCare Health Services or the Trustee, and disbursement of such payments to the owners of beneficial interests in the Global Notes shall be the responsibility of the Depositary and Direct and Indirect Participants.

  New MCHS Senior Notes represented by a Global Note will be exchangeable for New MCHS Senior Notes in definitive form of like tenor as such Global Note in denominations of $1,000 and in any greater amount that is an integral multiple if the Depositary notifies ManorCare Health Services that it is unwilling or unable to continue as Depositary for such Global Note or if at any time the Depositary ceases to be a clearing agency registered under applicable laws and a successor depositary is not appointed by ManorCare Health Services within 90 days or ManorCare Health Services in its discretion at any time determines not to require all of the New MCHS Senior Notes to be represented by a Global Note and notifies the Trustee thereof. Any New MCHS Senior Notes that are exchangeable pursuant to the preceding sentence are exchangeable for New MCHS Senior Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, a Global Note is not exchangeable, except for a Global Note or Global Notes of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

SAME-DAY SETTLEMENT

  The New MCHS Senior Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in the New MCHS Senior Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the New MCHS Senior Notes.

TRUSTEE

               will act as Trustee for New MCHS Senior Notes issued under the New Indenture. The New Indenture will contain limitations on the right of the Trustee, should it become a creditor of ManorCare Health Services, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined) it must eliminate such conflict or resign.

  The holders of a majority in principal amount of all outstanding New MCHS Senior Notes will have the right to direct the time, method and place of conducting any proceeding or exercising any remedy available to the Trustee. The New Indenture will provide that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required to use the degree of care of a prudent person in the conduct of its own affairs in the exercise of its power. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the New Indenture at the request of any of the Securityholders unless they have offered to the Trustee security and indemnity satisfactory to it.

  In the ordinary course of its business, the Company has engaged, and may
engage in the future,          to perform certain financial services.

             BUSINESS OF MANOR CARE REALTY AFTER THE DISTRIBUTION

  Manor Care Realty will own 168 skilled nursing facilities in 28 states and will be a leading health care real estate company focused on the ownership, construction, development and acquisition of health care properties, including skilled nursing and assisted living facilities. Manor Care Realty will also own and operate Mesquite Community Hospital, a 172 licensed bed medical/surgical acute care hospital located in Mesquite, Texas. At or prior to the Distribution, Manor Care Realty will enter into a series of agreements with ManorCare Health Services pursuant to which ManorCare Health Services will lease and operate all of Manor Care Realty's 168 Skilled Nursing Facilities and Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution." Manor Care and its predecessor companies have been engaged in the development, construction and acquisition of health care properties since 1959.

  Over the next five years, Manor Care Realty plans to focus principally on the development of over 200 assisted living facilities for sale to ManorCare Health Services, including approximately 170 Arden Courts and 38 Springhouse senior residences. Following the Distribution, Manor Care Realty's principal sources of revenue will arise from payments pursuant to the lease of the Skilled Nursing Facilities to ManorCare Health Services, the proceeds of the sale to ManorCare Health Services of assisted living facilities developed by Manor Care Realty and revenues derived from Mesquite Hospital. Manor Care Realty's principal expenditures will include the costs incurred in developing the assisted living facilities for ManorCare Health Services, the costs of operating the assisted living facilities prior to their sale to ManorCare Health Services and financing costs, including interest expense. On a Pro Forma Basis for the fiscal year ended May 31, 1997, Manor Care Realty would have had approximately $217 million in revenue and $158 million in EBITDA.

  Manor Care Realty's geographically diversified portfolio of properties will include:

  . 168 Skilled Nursing Facilities in 28 states containing approximately 23,691 beds.

  .    25 assisted living facilities in 12 states.

  . 64 sites under contract and in development, including 48 Arden Court sites and 16 Springhouse sites.

  . Two skilled nursing facilities under construction with 268 beds and three skilled nursing sites under contract and in development.

  . Mesquite Community Hospital, a 172 licensed-bed hospital located in Mesquite, Texas, a Dallas suburb.

Since fiscal year 1993, Manor Care has completed 72 development projects, including ten skilled nursing facilities, 15 assisted living facilities and 47 significant additions to its existing skilled nursing facilities.

  Manor Care Realty will have an experienced management team, with specific expertise in market feasibility, regulatory issues, site selection, design, and project management as well as in the acquisition of health care facilities. The five senior members of Manor Care Realty's development team have worked with Manor Care for an average of 16.5 years. These individuals have in-depth knowledge of the health care market with particular expertise in the state regulatory environment for both skilled nursing and assisted living facilities. See "Management Of Manor Care Realty After The Distribution." Manor Care Realty believes that its experienced management and high quality, geographically diversified portfolio of long term care properties will ensure that it continues to be one of the nation's leading health care real estate developers and owners.

  After the Distribution, ManorCare Health Services will be a leading provider of a full-range of senior support health care services, including skilled nursing, assisted living, institutional pharmacy and home health care and additional support services for the frail elderly living at home. ManorCare Health Services will strive to become the nation's foremost provider of high-quality senior support health care services within the private pay segment. Private pay patients accounted for approximately 60% of Manor Care's skilled nursing and assisted

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living revenues in fiscal 1997 compared to a 1996 industry average of approximately 30% for for-profit nursing care providers. Application will be made to list the common stock of ManorCare Health Services on the New York Stock Exchange.

BUSINESS STRATEGY

  Manor Care Realty plans to maintain its status as a leading developer and owner of senior support health care service facilities and to enhance its growth and profitability through the following key initiatives:

  . Generate Consistent Cash Flows From High Quality Portfolio of Properties. Upon consummation of the Distribution, Manor Care Realty believes that it will have one of the highest quality portfolios of skilled nursing facilities in the industry. The majority of the Skilled Nursing Facilities were purpose-built (that is, designed and built as skilled nursing facilities as opposed to having been converted from some other use). Manor Care Realty believes these facilities are among the industry leaders in terms of percentage of beds dedicated to specialty products and quality payor mix. A significant portion of the beds in Manor Care Realty's Skilled Nursing Facilities are dedicated to specialty products, including Arcadia (Alzheimer's special care unit), Heritage and Williamsburg (high-end lifestyle products), and Medbridge (high acuity unit). For fiscal years 1997 and 1996, Manor Care's occupancy rates for skilled nursing facilities that had been operated by Manor Care for at least two years were 89.8% and 90.3%, respectively.

  . Maintain Geographically Diverse Portfolio of Properties. Manor Care Realty's portfolio of properties will include 168 facilities in 28 states. Manor Care Realty believes the geographic diversity of the Skilled Nursing Facilities makes the portfolio less susceptible to adverse changes in state regulation and regional economic downturns.

  .    Benefit From Strategic Relationship with ManorCare Health
       Services. Manor Care Realty believes it will benefit from a strategic relationship with ManorCare Health Services, one of the nation's leading providers of high-quality senior support health care services within the private pay segment. Under the terms of the Lease Agreements (as defined herein), ManorCare Health Services will operate Manor Care Realty's 168 Skilled Nursing Facilities. Manor Care Realty believes that the operation of the Skilled Nursing Facilities by ManorCare Health Services will allow Manor Care Realty to benefit from the strong brand name recognition, well established treatment protocols and reputation for high quality, personalized care standards of ManorCare Health Services. The Lease Agreements provide Manor Care Realty with lease payments equal to the greater of 10% of the value of each facility (as agreed to by Manor Care Realty and ManorCare Health Services) or 77% of the Net Operating Profit (as defined herein) of each facility, Manor Care Realty believes this structure will provide a base level of rent along with the opportunity to participate in any improvements in operating performance of the Skilled Nursing Facilities. In addition, by serving as a developer of assisted living facilities for ManorCare Health Services, Manor Care Realty believes it will be well positioned to profit from the anticipated growth in the demand for assisted living care. Pursuant to the Development Agreement, Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services at any time during the two-year period following the time a particular facility opens occupancy reaches 80% for a period of 30 days, ManorCare Health Services will be obligated to purchase the facility. The purchase price for each facility will be at a 15-35% premium to total approved development costs of Manor Care Realty, based on the number of months elapsed since the opening of the facility. Prior to purchase by ManorCare Health Services, ManorCare Health Services will operate Manor Care Realty's assisted living facilities for a fixed monthly fee pursuant to the Assisted Living Facility Management Agreement. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution."

  . Capitalize On Growth in Demand for Assisted Living Services. Manor Care Realty believes the anticipated increased market demand for assisted living facilities presents Manor Care Realty with opportunities for growth. Manor Care Realty believes it can successfully capitalize on its ability to

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

      efficiently develop purpose-built assisted living projects through the planned development of approximately 200 assisted living facilities for sale to ManorCare Health Services over the next five years, including approximately 170 Arden Courts and 38 Springhouse senior residences. In addition to developing assisted living facilities for ManorCare Health Services and leasing the Skilled Nursing Facilities to ManorCare Health Services, Manor Care Realty and ManorCare Health Services plan to work closely together to develop new assisted living products aimed at segments of the assisted living business not currently served by the Springhouse and Arden Courts concepts.

  . Establish Relations with Other Leading Health Care Providers. While Manor Care Realty expects that over the next five years the vast majority of its revenues will be derived from ManorCare Health Services, subject to contractual restrictions and capital constraints , Manor Care Realty may diversify its operator base, establish relationships with other leading health care providers to develop and lease health care properties and pursue selective acquisition opportunities.

INDUSTRY OVERVIEW

  Manor Care Realty will focus on the ownership, development, construction and acquisition of health care properties, principally in the long-term care segment of the health care industry. The long-term care industry encompasses a broad range of accommodations and health care services that are provided primarily to seniors. For example, seniors requiring limited services can use home health care or adult day care. Retirement homes, congregate housing, and continuing care retirement communities are options for those seniors seeking community housing. As an individual's need for assistance increases, assisted living facilities offer residents assistance with ADLs, such as dressing, bathing, eating and medication management, in a residential environment. Finally, seniors requiring around-the-clock nursing care can be placed in skilled nursing facilities. The long-term care industry is experiencing significant growth due to several factors:

  . Favorable demographic trends. According to the U.S. Bureau of the Census, the number of seniors 85 years and older is estimated to increase by approximately 32% from 3.7 million seniors in 1996 to 4.9 million seniors by 2005. According to industry sources, approximately 57% of the population over age 85 currently require assistance with ADLs, and more than 50% suffer from Alzheimer's disease or other cognitive disorders. Manor Care Realty believes that the growth of an increasingly frail population will drive demand for long-term care products and services tailored to meet the unique needs of this elderly population, including skilled nursing facilities, assisted living facilities, and Alzheimer's care facilities. In addition, Manor Care Realty believes that the increasing affluence of the elderly will enable them to afford high quality care. According to the U.S. Bureau of the Census, the median net worth of householders age 75 and older has increased from $61,491 in 1988 to $76,541 in 1991.

  . Supply/demand imbalance. The long term care industry is benefitting from a favorable supply and demand relationship in the U.S. According to a 1997 report by the National Investment Conference and Price Waterhouse, the demand for seniors housing exceeds the supply of available beds. The Health Insurance Association of America estimates that approximately seven million elderly will need long-term care in 1997, rising to nine million by 2005 and to 12 million by 2020. Manor Care Realty believes this imbalance will continue into the next century and drive the growth of the long-term care industry. Despite increased demand, growth in the supply of beds has been minimal.

  . Increasing awareness of the range of options available to seniors. Manor Care Realty believes that consumers are increasingly aware of the wide range of long-term care options, from home health to adult day care to assisted living facilities, that are available to meet their housing and health care needs. The availability of information and referral sources such as the National Council on Aging and the Alzheimer's Association, the growth of nationally branded long-term care operators such as Manor Care and the emerging assisted living companies, and increased press coverage of the needs of the aging baby boomer population, have raised the general consumer's awareness of options available to seniors in the long-term care industry.

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

  . Changing family dynamics. Due to the growing number of dual income families and the geographic dispersion of families, many children are unable to care for their elderly parents in their own homes. Historically, unpaid women, primarily daughters or daughters-in-law, represented a large portion of the caregivers of the non-institutional elderly. In addition, the greater affluence of these dual income families enables them to better provide financial support to their parents. Manor Care Realty believes that, as a result, adult children are increasingly seeking high quality facilities which will provide their parents with the care and support that they require.

  Manor Care Realty, as one of the premier owners and developers in the long-term care industry, is well positioned to capitalize on the growth of the long-term care industry for several reasons:

  . Increasing use of outside development companies by health care operators. Health care operators are increasingly looking to experienced health care developers, such as Manor Care Realty, to provide them with design, construction management and zoning and regulatory assistance as well as to reduce their investment costs and associated risks.

  . Need for capital to finance the aggressive development plans of the seniors housing industry. Health care operators are looking for new sources of financing to fuel their growth. The equity markets and, increasingly, health care real estate investment trust (REITs), have provided a source of capital for many of these companies. Manor Care Realty believes it can capitalize on the inability of traditional sources of capital to meet the projected growth of the seniors housing markets.

  . Complex regulatory environment. The long-term care industry is governed by a wide variety of regulations at the local and state levels. Manor Care Realty believes that its experience in the regulatory arena and its in-house health planning department provide it with a significant advantage in managing the complex regulatory process at the local and state levels. 38 states require certificates of need ("CONs") to build skilled nursing facilities and at least eight states require CONs for assisted living facilities. A number of states are considering adding regulations for assisted living development. In addition, many states have imposed moratoriums on skilled nursing beds which further complicates the process of securing approval to develop new or renovate existing skilled nursing facilities. Finally, the construction of new skilled nursing and assisted living facilities typically requires local zoning and land use approvals, permits and certificates of occupancy.

BUSINESS

 Skilled Nursing Facilities

  Manor Care Realty believes it will be the premier owner of skilled nursing facilities in the United States. Through a cohesive framework of proprietary care protocols, Manor Care Realty's Skilled Nursing Facilities provide (i) long-term care for chronically ill and frail elderly individuals who need 24-hour skilled nursing and physical, occupational and speech therapies; (ii) high acuity, short-term, post-hospital care for medically complex patients and persons in need of aggressive rehabilitation; and (iii) long-term care for individuals with middle to late-stage Alzheimer's disease or related memory impairment. In all cases these services include appropriate nursing care, room and board, special diets, occupational, speech, physical and recreational therapy and other services designed to improve the well-being of the resident.

  ManorCare Health Services will lease, operate and manage Manor Care Realty's Skilled Nursing Facilities pursuant to Lease Agreements under which ManorCare Health Services will pay monthly fees to Manor Care Realty. See "Relationship Between Manor Care Realty and Manor Care Health Services After the Distribution--Lease Agreements Relating to Skilled Nursing Facilities."

  Manor Care Realty's Skilled Nursing Facilities target affluent to middle income seniors in need of skilled nursing care. Manor Care Realty believes its facilities enjoy a more attractive quality mix compared to other long-term care operators. Manor Care's private pay residents accounted for approximately 60% of revenues in

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

fiscal year 1997. Manor Care Realty believes it will benefit from its strong portfolio by participating in the operating profit generated by these facilities in accordance with the terms of the Lease Agreements.

  Manor Care Realty's Skilled Nursing Facilities differentiate themselves from their competitors by offering unique specialty products designed to meet the needs of specific customer segments. A significant portion of the beds at Manor Care Realty's Skilled Nursing Facilities are dedicated to specialty services, which are attractive because they generate higher per patient day revenues and profits than standard long-term care beds. For example, the Heritage and Williamsburg wings in 107 of Manor Care Realty's Skilled Nursing Facilities provide residents with upgraded decor, a private lounge and special programs and, in the case of the Williamsburg wings, concierge services and a private dining area with a gourmet menu. Manor Care Realty believes that the Heritage and Williamsburg design concepts contribute to Manor Care's high percentage of private pay residents compared to the rest of the industry. Within Manor Care Realty's Skilled Nursing Facilities, ManorCare Health Services also will continue to operate 141 Arcadia special-care units providing services to individuals in the middle to late stages of Alzheimer's disease or afflicted with related memory impairment. Finally, ManorCare Health Services will continue to operate within the Skilled Nursing Facilities 22 dedicated MedBridge high acuity units featuring high staff-to-patient ratios, sophisticated clinical capabilities and state-of-the-art rehabilitation departments. Manor Care Realty believes these high-end specialty products will facilitate marketing efforts to attract longer stay (1-3 years) private pay residents.

  Manor Care is currently constructing two skilled nursing facilities and has three nursing sites under contract and in development. A typical skilled nursing facility built by Manor Care has 120 beds, costs approximately $8.5 million to build (including the cost of the land) and takes approximately twelve to thirteen months to construct.

 Assisted Living Facilities

  Assisted living facilities serve elderly persons who require assistance with activities of daily living but who do not require the constant nursing supervision that skilled nursing facilities provide. Manor Care Realty currently has 25 assisted living facilities under construction and 64 sites for new assisted living facilities under contract and in development. These facilities will be managed by and if the requisite occupancy levels are achieved within two years, purchased by ManorCare Health Services pursuant to the terms of the Assisted Living Facility Management Agreement and the Development Agreement. Also, pursuant to the Development Agreement, Manor Care Realty plans to develop approximately 200 assisted living facilities for sale to ManorCare Health Services over the next five years, including approximately 170 Arden Courts and 38 Springhouse senior residences. See "Relationship Between Manor Care Realty and Manor Care Health Services After the Distribution--Development Agreement Relating to Assisted Living Facilities." Manor Care Realty believes that upon completion of this development plan ManorCare Health Services will be the nation's largest operator of Alzheimer's assisted living facilities. Manor Care Realty's assisted living units are generally rented to occupants pursuant to 30-day or one-year leases, subject to Manor Care's right to terminate the lease if the occupant becomes too frail for the facility.

  In a strategy similar to that employed in connection with the Skilled Nursing Facilities, the assisted living facilities to be developed by Manor Care Realty will target affluent to middle income seniors in need of a full range of assisted living services to optimize their quality of life. These services will be available 24 hours a day and generally include meal service, housekeeping, personal care, nursing and health related services, social and recreational services, transportation and special services (such as banking and shopping). Personal services will include bathing, dressing, personal hygiene, grooming, ambulating and dining assistance. Health-related services, which are tailored to individual patient needs and applicable state regulatory requirements, may also include assistance with medication management, skin care and injections, as well as health care monitoring.

  The Arden Courts assisted living facilities to be developed by Manor Care Realty are a distinct product and service segment focused exclusively on individuals suffering from the early to middle stages of Alzheimer's disease or related memory impairment. These special purpose assisted living facilities offer a proprietary,

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

specially designed physical plant with security systems, structured activities and related resident services and support systems. These facilities are typically divided into four color-coded houses comprising a total of 56 units with access to communal living rooms, kitchens, dining rooms and protected gardens. All aspects of the facilities' operations are managed by an Executive Director specially trained in the care of Alzheimer's patients. Arden Courts assisted living facilities are designed to allow residents the freedom to move about independently while keeping them safely contained within a secured area. A typical Arden Courts facility has 56 units, costs approximately $4.5 million to build (including the cost of the land) and takes approximately ten months to construct.

  The Springhouse senior residences to be developed by Manor Care Realty are freestanding, residential-style facilities designed to meet the needs of the general assisted living population. These facilities are functionally arranged to provide a home-like atmosphere. The architectural and interior design concepts incorporate the Manor Care operating philosophy of delivering superior quality care, protecting resident privacy, enabling freedom of choice, encouraging independence and fostering individuality in a home-like setting. Each facility is operated with certain protocols designed to maintain the health of the residents and to provide a measure of security and support for those individuals. Each facility includes common areas designed to promote social interaction among residents, such as a dining area, a laundry room, a library, a wellness center, barber and beauty shop, crafts room, spa and a snack room or ice cream parlor. In addition, Springhouse residents have access to medication management services, therapy and other ancillary services, as well as dementia programs and dedicated dementia units in some locations. A typical Springhouse senior residence has 105 beds, costs approximately $9.5 million to build and takes approximately twelve to thirteen months to construct.

 Real Estate Development and Acquisition Activities

  Pursuant to the Development Agreement, Manor Care Realty plans to develop approximately 200 assisted living facilities for sale to ManorCare Health Services over the next five years. In this regard, Manor Care Realty will continue to employ its integrated internal development process pursuant to which Manor Care Realty's market feasibility, health planning, interior design, architecture, development, and construction personnel will develop and open these facilities. Manor Care Realty's development process is divided into three discrete phases.

  The first phase of the development process involves market feasibility and site selection. Manor Care Realty's in-house market feasibility team will be responsible for identifying and prioritizing the top metropolitan statistical areas for development on a national basis, based on (i) the demographics of each market, (ii) fit with ManorCare Health Services' existing cluster markets, and (iii) the competitive environment in each market. Following market selection, regionally focused development teams will be responsible for identifying potential sites, creating site schematics, executing purchase agreements, selecting external civil engineers and consultants, preparing an initial budget, and obtaining land use approval. At the same time, Manor Care Realty's health planning department will perform CON analyses and, if needed, file for any required CONs and obtain CON approval for each approved site. Manor Care Realty will conduct full market feasibility studies, including demographic analyses, evaluations of existing and planned competitors, and rate assessments. The market feasibility and site selection phase takes approximately nine to twelve months.

  The second phase of the process consists of project planning and design. During this stage, Manor Care Realty's development team will determine the project schedule and select external fee architects responsible for adopting prototype designs to local building requirements. Manor Care Realty's architectural and construction departments will conduct regular review of progress by the fee architect to ensure that Manor Care Realty's standards are being met. In addition, Manor Care Realty's centralized construction purchasing and interior design departments will create finish schedules and preliminary lists of furniture, fixtures, and equipment (FF&E) for the facility. The architecture and interior design teams maintain a running log of design issues during this phase of the process which will be used to refine Manor Care Realty's prototypes. The final steps of the planning and design phase involve creating the final project budget, finalizing the financial pro formas, and securing the relevant permits. The planning and design phase takes approximately three to six months.

  The last phase of Manor Care Realty's development process is the construction and licensure of the facility. Regionally focused construction teams will be responsible for selecting the general contractor, obtaining final permits and conducting biweekly reviews of progress. These biweekly meetings involve construction management, the general contractor, the fee architect, and ManorCare Health Services' district operations team. The construction teams are also responsible for coordinating with all state and local jurisdictions and health departments to obtain certificates of occupancy and licensure of facilities. The construction and licensure phase takes approximately ten months for an Arden Courts facility and twelve to thirteen months for a Springhouse or skilled nursing facility.

  In addition to its development efforts, subject to the terms of the Non-Competition Agreement, Manor Care Realty may selectively acquire assisted living and skilled nursing operations. Manor Care Realty expects that acquisition opportunities will be identified through Manor Care Realty's senior management, industry contacts, leads from real estate brokers and consultants, and a proactive acquisition review process by Manor Care Realty's acquisitions group. In reviewing acquisition opportunities, Manor Care Realty considers, among other factors, the competitive climate, the current reputation of the facility, the quality of the management team and staff, the need to reposition the facility in the marketplace and associated costs, and the construction quality and need for renovations.

 Mesquite Community Hospital

  Manor Care Realty will own and operate Mesquite Community Hospital ("Mesquite Hospital"), a 172 licensed-bed hospital located in Mesquite, Texas, a Dallas suburb. Mesquite Hospital, which opened in 1978, is a general medical/surgical acute care hospital fully accredited by the Joint Commission for the Accreditation of Health Care Organizations. Services offered by Mesquite Hospital include obstetrics, emergency services, coronary/intensive care, day surgery nursing, and geriatric psychiatry. In addition, Mesquite Hospital's modern ancillary and diagnostic services include MRI, CT, nuclear medicine, cardiac catheterization and ultrasound with doppler. The medical staff, representing virtually every medical and surgical specialty, admits and refers patients into Mesquite from their private office practices. Patient services are reimbursed from traditional insurance programs, managed care (HMO and PPO), Medicare and Medicaid. Renovation of 14,400 square feet of existing hospital space was completed in October 1996. According to a December 1995 industry survey, Mesquite Hospital was among the top 100 hospitals in the nation based on a performance analysis evaluating key measures related to clinical practices, operations, and financial management.

COMPETITION

  Manor Care Realty competes for land, property acquisitions and development opportunities with health care providers, real estate developers, health care real estate investment trusts, real estate partnerships, and other investors. ManorCare Health Services, the operator of the Skilled Nursing Facilities and the assisted living facilities to be developed by Manor Care Realty, is subject to competition from the operators of comparable facilities, including skilled nursing, assisted living, and hospital providers. These competitors include independent operators as well as regional and national companies that manage multiple facilities. Certain operators have capital resources substantially in excess of ManorCare Health Services. Operators compete on the basis of breadth and quality of services, reputation, location and physical appearance of the facilities, family preferences, strength of the operator's referral stream and pricing. Mesquite Hospital encounters competition in the Mesquite, Texas area where it competes with other hospitals for community and physician acceptance.

  In general, regulatory and other barriers to competitive entry in the assisted living industry are not substantial. Some of the present and potential competitors of ManorCare Health Services operate on a not-for-profit basis or as charitable organizations, while others have, or may obtain, greater financial resources than those of ManorCare Health Services. Consequently, there can be no assurance that ManorCare Health Services will not encounter increased competition that could limit its ability to attract residents or expand its business. Moreover, if the development of new assisted living facilities outpaces demand for those facilities in certain markets, such markets may become saturated. Such an oversupply of facilities could cause ManorCare Health Services to experience decreased occupancy, depressed margins and lower operating results which may in turn have an adverse effect on Manor Care Realty's results of operations.

GOVERNMENT REGULATION

  The facilities which Manor Care Realty owns and develops and Mesquite Hospital are subject to comprehensive and intricate federal, state and local regulatory guidelines. The facilities themselves, as well as their respective purposes and activities, are also subject to various local building codes and other ordinances. In most cases compliance with the applicable statutes and regulations will be the responsibility of ManorCare Health Services. Manor Care Realty's success will depend in part upon the ability of ManorCare Health Services to satisfy applicable regulations and requirements and to procure and maintain required licenses in rapidly changing regulatory environments. The failure of ManorCare Health Services or Mesquite Hospital to satisfy applicable regulations or to procure or maintain a required license could have a material adverse effect on Manor Care Realty. Moreover, certain regulatory developments such as revisions in the building code requirements for assisted living or skilled nursing facilities, mandatory increases in the scope and quality of care to be offered to residents and revisions in licensing and certification standards could also have a material adverse effect on Manor Care Realty.

  Changes in applicable laws and regulations or new interpretations of existing laws and regulations could have a material adverse effect on licensure of Manor Care Realty facilities, eligibility for participation in federal and state programs, permissible activities, costs of doing business or the levels of reimbursement from governmental, private and other sources. Any one of these potential developments could have an immediate and very significant effect on the revenues and profitability of the Skilled Nursing Facilities or Mesquite Hospital. Apart from extensive existing health care statutes and regulations, there are numerous initiatives on the federal and state levels for comprehensive reforms. Manor Care Realty cannot predict the ultimate timing, content or possible impact of future legislation and regulations affecting the Skilled Nursing Facilities or Mesquite Hospital and the health care industry in general. See "Risk Factors--Regulation."

  Both ManorCare Health Services, as the operator of the Skilled Nursing Facilities, and Mesquite Hospital are subject to Federal and state laws which govern financial and other arrangements between health care providers. These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. These laws include the Federal "Stark Legislation" which prohibits, with limited exceptions, the referral of patients for certain services, including home health services, physical therapy and occupational therapy, by a physician to an entity in which the physician has an ownership interest and the Federal "anti-kickback law" which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients or the purchasing, leasing, ordering or arranging for any goods, facility services or items for which payment can be made under Medicare and Medicaid. The Federal government, private insurers and various state enforcement agencies have increased their scrutiny of providers, business practices and claims in an effort to identify and prosecute fraudulent and abusive practices. The Federal government has issued recent fraud alerts concerning nursing services, double billing, home health services and the provision of medical supplies to nursing facilities; accordingly, these areas may come under closer scrutiny by the government. Some states restrict certain business relationships between physicians and other providers of health care services and many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs, as well as civil and criminal penalties. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. There can be no assurance that such laws will ultimately be interpreted in a manner consistent with the practices of ManorCare Health Services, as the operator of the Skilled Nursing Facilities, or Mesquite Hospital.

 Certificate of Need

  Many of the states in which Manor Care Realty's facilities are leased and operated have adopted Certificate of Need ("CON") statutes applicable to the assisted living and skilled nursing facilities. CONs are required to build skilled nursing facilities in 38 states and in at least eight states to build assisted living facilities. CON or

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

similar laws generally require that approval must be obtained from the designated state health planning agency for certain acquisitions and capital expenditures, and determine that a need exists prior to the expansion of existing facilities, construction of new facilities, addition of beds, acquisition of major items of equipment or introduction of new services. In addition, many states currently have a moratorium on the construction of new skilled nursing facilities. Failure to obtain the necessary state approval may result in (i) the inability to provide services, to operate a facility or to complete an acquisition, addition or other change; (ii) the imposition of sanctions; (iii) adverse action on the facility's license; and (iv) adverse reimbursement action. CONs or other approvals may be required in connection with Manor Care Realty's future developments and acquisitions. There can be no assurance that Manor Care Realty or ManorCare Health Services will be able to obtain the CONs or other approvals necessary for any or all such projects. There can be no assurance that states with CON laws may not abolish such laws or that states without such laws will not enact such CON laws.

 Federal and State Assistance Programs

  Substantially all of Manor Care Realty's Skilled Nursing Facilities and Mesquite Hospital are currently certified to receive benefits under Medicare and Medicaid. Both initial and continuing qualification of a nursing center or hospital to participate in such programs depends on many factors including accommodations, equipment, services, patient care, safety, personnel, physical environment and adequate policies, procedures and controls.

  Both the Medicare and Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy, intermediary determinations and governmental funding restrictions, all of which may materially increase or decrease the rate of program payments to health care facilities. Manor Care Realty can give no assurance that payments to ManorCare Health Services under such programs will in the future remain at a level comparable to the present level or be sufficient to cover the operating and fixed costs allocable to such patients.

  There have been numerous initiatives on the Federal and state levels for comprehensive reforms affecting payment for and availability of health care services. On August 5, 1997, Congress enacted the Balanced Budget Act of 1997 (the "Budget Act") which changes the manner in which Medicare reimburses skilled nursing facilities for cost reporting periods beginning July 1, 1998. Medicare is currently a retrospective payment system in which each facility receives an interim payment during the year, which is later adjusted to reflect actual allowable direct and indirect costs of services based on the submission of a cost report at the end of each year. The Budget Act will result in a shift to a prospective Medicare payment system in which skilled nursing facilities will be reimbursed per diem for specific covered services regardless of actual cost. Specifically, the Budget Act provides that, over three reporting periods starting July 1, 1998, the Medicare program will phase into this prospective payment system. During the first reporting period, skilled nursing facilities will receive 75% of their reimbursement based on actual costs and 25% based on a federally-scheduled per diem rate. In the second reporting period, reimbursement will be 50% cost-based and 50% rate-based, in the third, 25% cost-based and 75% rate-based. Thereafter, skilled nursing facilities will be reimbursed by Medicare solely based on a prospective payment system. Pursuant to the Balanced Budget Act of 1997, between November 1998 and June 1999, the Medicare payment system for ManorCare Health Services will become prospective rather than retrospective. The Budget Act also gives states greater flexibility in the administration of their Medicaid programs in that the Budget Act repeals the requirement that payment be reasonable and adequate to cover the costs of "efficiently and economically operated" skilled nursing facilities. Manor Care Realty cannot predict the impact that this change will have on ManorCare Health Services and, indirectly, on Manor Care Realty. Manor Care Realty cannot predict whether any other proposals will be adopted at the Federal or state level or, if adopted and implemented, what effect, if any, such proposals will have on ManorCare Health Services and, indirectly, Manor Care Realty. Manor Care Realty believes, however, that government and private efforts to contain or reduce health care costs will continue and that these trends are likely to lead to reduced or slower growth in reimbursement for certain services provided by ManorCare Health Services, which in turn will affect the revenue derived by Manor Care Realty from ManorCare Health Services. A significant change in coverage, reduction in payment rates by third-party payors or the decline in availability of funding could have a material adverse effect on the business and financial condition of ManorCare Health Services and, indirectly, Manor Care Realty's results of operations and financial condition.

 Environmental Regulation

  Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances, that could be located on, in or under such property. Such laws and regulation often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous of toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulation and could exceed the property's value and the aggregate assets of the owner or operator. The presence of these substances or failure to remediate such substances properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. Under these laws and regulations, an owner, operator or an entity that arranges for the disposal of hazardous or toxic substances at a disposal site may also be liable for the costs of any required remediation or removal of the hazardous or toxic substances at the disposal site. In connection with the ownership and leasing to third-parties of its properties, Manor Care Realty could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties. See "--Legal Proceedings."

LEGAL PROCEEDINGS

  Environmental. One or more subsidiaries or affiliates of Manor Care have been identified as potentially responsible parties ("PRPs") in a variety of actions (the "Actions") relating to waste disposal sites which allegedly are subject to remedial action under the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. (S)(S)9601 et seq. ("CERCLA") and similar state laws. CERCLA imposes retroactive, strict joint and several liability on PRPs for the costs of hazardous waste clean-up. The Actions arise out of the alleged activities of Cenco Incorporated and its subsidiary and affiliated companies ("Cenco"). Cenco was acquired in 1981 by a wholly owned subsidiary of Manor Care. The Actions allege that Cenco transported and/or generated hazardous substances that came to be located at the sites in question. The Company believes these Actions occurred prior to the Manor Care subsidiary's acquisition of Cenco. Environmental proceedings such as the Actions may involve owners and/or operators of the hazardous waste site, multiple waste generators and multiple waste transportation disposal companies. Such proceedings typically involve efforts by governmental entities and/or private parties to allocate or recover site investigation and cleanup costs, which costs may be substantial.

  Manor Care believes it has adequate insurance coverage for a substantial portion of the claims asserted in the actions. Manor Care is engaged in litigation with its insurers as to the extent of coverage available in connection with the Actions. Manor Care Realty believes it will ultimately be successful in settling the claims with its insurers.

  On October 30, 1989, the New Jersey Department of Environmental Protection sued Manor Care and other defendants in U.S. District Court, District of New Jersey, seeking clean-up costs at the Kramer landfill, located in Mantua, New Jersey, where subsidiaries of Cenco allegedly transported waste. About the same time, the United States filed a lawsuit against approximately 25 defendants in the same court seeking recovery of its expenses arising in connection with this site. Manor Care is also defendant in that suit. Based upon a court approved final allocation plan, and also in view of its insurance coverage (assuming Manor Care prevails in its litigation with such insurers), Manor Care Realty believes that the Kramer Action will not have a material adverse effect on its financial condition or results of operations. This final allocation plan is not binding. If the matter is not resolved by settlement, a court would have to allocate responsibility and Manor Care Realty's allocation could change. In addition, should Manor Care Realty fail to favorably resolve the litigation with its insurers, the Actions could have an adverse effect on its financial condition or results of operations.

  After the Distribution, Manor Care Realty will retain liability for the Actions and pursuant to the Distribution Agreement will indemnify ManorCare Health Services against any liabilities and losses arising out of the Actions. Although Manor Care, together with its insurers, is vigorously contesting its liability in the Actions, it is not possible at the present time to estimate the ultimate legal and financial liability of Manor Care Realty in respect to the Actions. Manor Care Realty believes, however, that any such action will not be material. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution--The Distribution Agreement."

  Other. Manor Care Realty will also retain liability for certain regulatory and legal actions, investigations or claims for damages that have arisen in the ordinary course of business. Although it is impossible to predict the outcome of any legal proceeding and Manor Care Realty cannot estimate the range of the ultimate liability, if any, relating to these proceedings, Manor Care Realty believes that it has meritorious defenses to these pending claims and proceedings and that the outcome of such proceedings should not, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of Manor Care Realty.

EMPLOYEES

  After consummation of the Distribution, Manor Care Realty will have approximately 160 full and part-time employees, 100 of whom will be employed in development operations and the remainder in Manor Care Realty's Headquarters. In addition, Mesquite Hospital will have approximately 600 full and part-time employees.

PROPERTIES

  The real estate portfolio of Manor Care Realty consists of 168 skilled nursing facilities, two skilled nursing and 25 assisted living facilities under construction, three skilled nursing and 64 assisted living facilities under contract and in development, and one acute care hospital.

  The skilled nursing facilities owned by Manor Care Realty and operated by ManorCare Health Services range in bed capacity from 48 to 278 beds and have an aggregate bed capacity of 23,691 beds. Most of the skilled nursing facilities have been designed to permit private and semi-private patient room accommodations. Most facilities have individually controlled heating and air-conditioning units. Each skilled nursing facility contains a fully equipped kitchen, day room areas, administrative offices and in most cases a physical therapy room.

                  MANOR CARE REALTY PRO FORMA FINANCIAL DATA

  The unaudited pro forma consolidated condensed statement of income of Manor Care Realty for the fiscal year ended May 31, 1997 and the three month period ended August 31, 1997 gives effect to the Distribution and related transactions (including the Exchange Offer, the Lease Agreements, the Development Agreement, the Debt Offering and the use of proceeds thereof and the Assisted Living Facility Management Agreement) as if such transactions occurred on June 1, 1996 and June 1, 1997, respectively. The pro forma statement of income for the fiscal year ended May 31, 1997 and the three month period ended August 31, 1997 has been prepared by adjusting the historical consolidated statement of income to reflect the Distribution and related transactions as if they had been effected on June 1, 1996 and June 1, 1997, respectively. The unaudited pro forma consolidated condensed balance sheet of Manor Care Realty at August 31, 1997 gives effect to such transactions as if such transactions had occurred at that date. Such balance sheet has been prepared by adjusting the historical consolidated balance sheet to reflect the Distribution and related transactions as if they had been effected on August 31, 1997. The unaudited pro forma financial statements should be read in conjunction with the financial data presented elsewhere herein. The pro forma financial data are presented for informational purposes only and may not reflect the future results of operations or financial position of Manor Care Realty. See "Risk Factors" for other information relating to the Pro Forma Financial Data.

                               MANOR CARE REALTY
              PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME

                                             PRO FORMA ADJUSTMENTS
                                      ------------------------------------------
                                             YEAR ENDED MAY 31
                          -----------------------------------------------------------------
                                                                                     PRO
                                                         LEASE        MANAGEMENT    FORMA
                             1997     DISTRIBUTION     AGREEMENT      AGREEMENT      1997
                          ----------  ------------    -----------     ----------   --------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES................  $1,056,095   $  1,603 (a)   $(1,017,570)(c)              $217,132
                                                          177,004 (d)
                          ----------   ---------      -----------       ------     --------
EXPENSES
 Operating expenses.....     849,251      2,081 (a)      (733,362)(c)   $ 402 (e)    59,013
                                             77 (a)       (59,774)(b)
                                            338 (b)
 Depreciation and
  amortization..........      60,243        365 (a)                                  60,608
                          ----------   ---------      -----------       ------     --------
 Total expenses.........     909,494       2,861         (793,136)         402      119,621
                          ----------   ---------      -----------       ------     --------
INCOME FROM CONTINUING
 OPERATIONS BEFORE OTHER
 INCOME AND EXPENSES AND
 INCOME TAXES...........     146,601      (1,258)         (47,430)        (402)      97,511
                          ----------   ---------      -----------       ------     --------
OTHER INCOME AND
 (EXPENSES)
 Interest income from
  advances to
  discontinued lodging
  segment...............      21,221                                                 21,221
 Interest income and
  other.................       6,400                                                  6,400
 Interest expense.......     (24,514)    (30,594)(f)                                (66,299)
                                         (11,191)(g)
                          ----------   ---------      -----------       ------     --------
Total other income and         3,107     (41,785)             --           --       (38,678)
 (expenses), net........  ----------   ---------      -----------       ------     --------
INCOME FROM CONTINUING
 OPERATIONS BEFORE
 INCOME TAXES...........     149,708     (43,043)         (47,430)        (402)      58,833
INCOME TAXES............      60,783     (17,023)(h)      (18,759)(h)     (159)(h)   24,842
                          ----------   ---------      -----------       ------     --------
INCOME FROM CONTINUING
 OPERATIONS.............      88,925     (26,020)         (28,671)        (243)      33,991
DISCONTINUED ASSISTED
 LIVING, PHARMACY AND
 HOME HEALTH OPERATIONS
 Income from
  discontinued assisted
  living, pharmacy and
  home health operations
  (net of income taxes
  of $23,917)...........      36,188     (36,188)(i)          --           --           --
DISCONTINUED LODGING
 OPERATIONS.............
 Income from
  discontinued lodging
  operations (net of
  income taxes of
  $8,734)...............      11,829                                                 11,829
                          ----------   ---------      -----------       ------     --------  ---
NET INCOME..............  $  136,942   $ (62,208)     $   (28,671)      $ (243)    $ 45,820
                          ----------   ---------      -----------       ------     --------  ---
WEIGHTED AVERAGE SHARES
 OF COMMON STOCK........      63,257                                                 63,257
                          ----------                                               --------  ---
INCOME PER SHARE OF
 COMMON STOCK
 Income from continuing
 operations.............  $     1.40                                               $   0.53
 Income from
  discontinued assisted
  living, pharmacy and
  home health
  operations............        0.57                                                    --
 Income from
  discontinued lodging
  operations............        0.19                                                   0.19
                          ----------                                               --------
 Net income per share of
  common stock..........  $     2.16                                               $   0.72
                          ==========                                               ========

   The accompanying notes are an integral part of this consolidated condensed statement of income.

                               MANOR CARE REALTY

              PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME

                              FOR THE THREE MONTHS ENDED AUGUST 31, 1997
                              ------------------------------------------
                                        PRO FORMA ADJUSTMENTS
                         ----------------------------------------------------------------
                                                              LEASE
                          HISTORICAL     DISTRIBUTION       AGREEMENT          PRO FORMA
                         ------------   --------------     --------------     -----------
                          (DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE)
REVENUES................  $    274,054                     $     (278,102)(c)  $    40,394
                                                                   44,442 (d)
EXPENSES
 Operating expenses.....       219,512             85 (b)        (205,385)(c)        4,317
                                                                   (9,895)(b)
 Depreciation and
  amortization..........        15,985                                              15,985
                          ------------    -----------      --------------      -----------
 Total expenses.........       235,497             85            (215,280)          20,302
                          ------------    -----------      --------------      -----------
INCOME BEFORE OTHER
 INCOME AND (EXPENSES)
 AND INCOME TAXES.......        38,557            (85)            (18,380)          20,092
OTHER INCOME AND
 (EXPENSES):
 Interest income from
  advances to
  discontinued lodging
  segment...............         2,604                                               2,604
 Interest income and
  other.................         2,592                                               2,592
 Interest expense.......        (6,829)        (6,296)(f)                          (14,945)
                                               (1,820)(g)
                          ------------    -----------      --------------      -----------
INCOME BEFORE INCOME
 TAXES..................        36,924         (8,201)            (18,380)          10,343
INCOME TAXES............       (14,100)         3,087 (h)           6,920 (h)       (4,093)
 Income from
  discontinued assisted
  living, pharmacy and
  home health
  operations............        (2,964)         2,964 (i)
                          ------------    -----------      --------------      -----------
NET INCOME..............  $     19,860    $    (2,150)     $      (11,460)     $     6,250
                          ============    ===========      ==============      ===========
WEIGHTED AVERAGE SHARES
 OF COMMON STOCK........        63,708                                              63,708
                                                                               -----------
INCOME PER SHARE OF
 COMMON STOCK
 Income from continuing
  operations............  $       0.36                                         $      0.10
 Income from
  discontinued assisted
  living, pharmacy and
  home health
  operations............         (0.05)                                                --
                          ------------                                         -----------
 Net income per share of
  common stock..........  $       0.31                                         $      0.10
                          ============                                         ===========


   The accompanying notes are an integral part of this consolidated condensed statement of income.

                              MANOR CARE REALTY
                PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                             AS OF AUGUST 31, 1997

                                                    PRO FORMA
                              AUGUST 31, 1997      ADJUSTMENTS       PRO FORMA
                              --------------- ---------------------- ----------
                                              (DOLLARS IN THOUSANDS)
  Cash and cash equivalents..   $   30,063          $  500,000 (a)   $      663
                                                      (220,000)(a)
                                                      (309,400)(e)
  Advances to discontinued
   lodging segment...........      115,723                   0          115,723
  Other current assets.......      224,612              (2,625)(b)      209,031
                                                       (12,956)(d)
                                ----------          ----------       ----------
  Total current assets.......      370,398             (44,981)         325,417
  Property and equipment,
   net.......................      830,457             (14,605)(a)      815,852
  Due from discontinued as-
   sisted living, pharmacy
   and home health segments..       75,560             (75,560)(b)            0
  Net investment in
   discontinued assisted
   living, pharmacy and home
   health segments...........      277,235            (277,235)(a)            0
  Other assets...............       84,642             (11,016)(a)       88,126
                                                        14,500 (f)
                                ----------          ----------       ----------
  Total assets...............   $1,638,292          $ (408,897)      $1,229,395
                                ==========          ==========       ==========
  Total current liabilities..   $  169,585          $   (2,625)(b)   $  218,094
                                                        51,134 (d)
  Long-term debt.............      551,507            (150,000)(c)      546,547
                                                       (75,560)(b)
                                                       220,600 (e)
  Realty Note................            0             250,000 (a)      250,000
  Other long-term liabili-         206,523                   0          206,523
   ties......................   ----------          ----------       ----------
  Total liabilities..........      927,615             293,549        1,221,164
  Total shareholders' equity.      710,677            (638,356)(a)        8,231
                                                       (64,090)(d)
                                ----------          ----------       ----------
  Total liabilities and         $1,638,292          $ (408,897)      $1,229,395
   shareholders' equity......   ==========          ==========       ==========

   The accompanying notes are an integral part of this consolidated condensed balance sheet.

NOTES TO PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME

a) Reflects the revenues, income and expenses associated with facilities which opened during fiscal year 1997 (the "Developed Properties"). These facilities would not have been purchased by ManorCare Health Services under the terms of the Development Agreement until such facilities achieved 80% occupancy.

b) Reflects net additional costs associated with staffing of human resources, finance, legal, information technology, cash management, accounting personnel and directors costs and the transfer of expenses to ManorCare Health Services.

c) Reflects revenues and operating expenses of skilled nursing facilities owned by the Company and leased by ManorCare Health Services under the terms of the Lease Agreements.

d) Reflects lease payments from ManorCare Health Services for skilled nursing facilities under the terms of the Lease Agreements.

e) Reflects management fees associated with management of the Developed Properties under the terms of the Assisted Living Facility Management Agreement.

f) Reflects interest expense associated with the incurrence of indebtedness under the Credit Facilities at an assumed interest rate of 8.25% and the incurrence of the Notes at an assumed interest rate of 8.75%, and assumes that the holders of 100% of the Old Senior Notes accept the Exchange Offer. Consummation of the Exchange Offer is conditioned on the Minimum Tender Condition. To the extent that Old Senior Notes remain outstanding upon consummation of the Exchange Offer, the principal amount of the Realty Note or the amount of the cash contribution to ManorCare Health Services may be reduced. Also reflects the redemption of the Senior Subordinated Notes.

g) Reflects adjustments to intercompany interest allocated to ManorCare Health Services. These adjustments relate to interest on the Developed Properties and Investment and Advances to ManorCare Health Services.

h) Reflects tax effect of adjustments made pursuant to notes (a) through (g).

i) Reflects the elimination of income from discontinued assisted living, pharmacy and home health operations as if the transaction had been effected on June 1, 1996.

NOTES TO PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

a) Reflects cash of $250.0 million, the Realty Note, the net working capital of the skilled nursing facilities and other net assets contributed to the discontinued assisted living, pharmacy and home health operations at the Effective Date.

b) Reflects the transfer of the assisted living facility mortgages to ManorCare Health Services on the Effective Date.

c) Reflects consummation of the Exchange Offer, assuming that the holders of 100% of the Old Senior Notes accept the Exchange Offer. Consummation of the Exchange Offer is conditioned on the Minimum Tender Condition. To the extent that Old Senior Notes remain outstanding upon consummation of the Exchange Offer, the principal amount of the Realty Note or the amount of the cash contribution to ManorCare Health Services may be reduced. Also reflects the redemption of the Senior Subordinated Notes.

d) Reflects the working capital transfer related to the skilled nursing facilities under the terms of the Distribution Agreement.

e) Reflects the additional $150 million of Term Loan indebtedness and $350 million of Manor Care Notes and $20 million of borrowings on the Revolving Credit Facility as well as the redemption of $140 million of Senior Subordinated Notes, the repayment of the amount outstanding under the Existing Revolving Credit Facility and the Promissory Note.

f) Reflects capitalized deferred financing fees.

            MANAGEMENT OF MANOR CARE REALTY AFTER THE DISTRIBUTION

DIRECTORS AND EXECUTIVE OFFICERS OF MANOR CARE REALTY

  The name, age, proposed title upon consummation of the Distribution and business background of certain of the persons who are expected to become on the Effective Date the directors and executive officers of Manor Care Realty are set forth below. At or prior to the Effective Date, certain additional individuals may be appointed as directors or executive officers. The business address of each of the prospective executive officers is 11555 Darnestown Road, Gaithersburg, Maryland, 20878, unless otherwise indicated.

          NAME         AGE POSITION
          ----         --- --------
   Stewart Bainum, Jr.  51 Chairman of the Board and Director
   Joseph R. Buckley    49 Chief Executive Officer and Director
   Leigh C. Comas       31 Chief Financial Officer
   Larry Godla          40 Vice President--Construction and Development
   Donald Feltman       42 Vice President--Development
   Stewart Bainum       78 Director
   Kennett L. Simmons   55 Director
   Ann Torre Grant      38 Director
   William Jews         45 Director


  Stewart Bainum, Jr. Chairman of the Board of Manor Care and Chairman of the Board of the principal operating subsidiary of Manor Care, which prior to the Distribution owned and operated Manor Care's assisted living and skilled nursing facilities ("Old ManorCare Health Services") since March 1987; Chief Executive Officer of Manor Care since March 1987 and President since June 1989; Chairman of the Board of Vitalink since February 1997; Vice Chairman of the Board of Vitalink from February 1995 to February 1997; Chairman of the Board of Choice since November 1996; Vice Chairman of the Board of Manor Care and subsidiaries from June 1982 to March 1987; Director of Manor Care since August 1981, of Vitalink since September 1991, of Old ManorCare Health Services since 1976 and of Choice and its predecessors since 1977; Chief Executive Officer of Old ManorCare Health Services since June 1989 and President from May 1990 to May 1991; Chairman of the Board and Chief Executive Officer of Vitalink from September 1991 to February 1995 and President and Chief Executive Officer from March 1987 to September 1991; Chairman of the Board of Choice from March 1987 to June 1990.

  Joseph R. Buckley. Executive Vice President of Manor Care and Old ManorCare Health Services since March 1996; Director of Vitalink since July 1996; President, Assisted Living Division of Old ManorCare Health Services from February 1995 to March 1996; Senior Vice President-Information Resources and Development of Manor Care from June 1990 to February 1995; Vice President-Information Resources and Development of Manor Care from July 1989 to June 1990; Vice President-Real Estate from September 1983 to July 1989; Director of Vitalink since July 1996; Chairman of the Board of In Home Health since June 1997 and Director since October 1995.

  Leigh C. Comas. Vice President, Finance and Treasurer of Manor Care and Old ManorCare Health Services since September 1996; Vice President, Finance and Assistant Treasurer of Manor Care from September 1995 to September 1996; Assistant Treasurer of Manor Care and Old ManorCare Health Services from September 1993 to September 1995.

  Larry Godla. Vice President of Development and Construction, Manor Care Inc. since March 1996; Vice President of Construction of Manor Care, Inc. from March 1993 to March 1996; Director of Construction of Manor Care, Inc. from January 1990 to March 1993; Vice President of Construction at Spaulding and Slye Company from January 1984 to January 1990; Project Manager at Omni Construction from August 1981 to December 1983.

  Donald Feltman. Vice President of Development at Manor Care, Inc. since March 1993; Director of Development at Marriott Senior Living Services from July 1988 to March 1993; Director of Development and various other development positions at Manor Care, Inc. from March 1977 to July 1988.

  Kennett L. Simmons. Chairman and Chief Executive Officer of the Metra Health Companies from June 1994 to October 1995; Senior Advisor to E.M. Warburg, Pincus & Co. from 1991 to 1994; Chairman and Chief Executive Officer of United Healthcare Corporation from October 1987 to February 1991; Director of United Healthcare and Virginia Health Care Foundation.

  Ann Torre Grant. Executive Vice President, Chief Financial Officer and Treasurer of NHP Incorporated since February 1995; Vice President and Treasurer of USAir, Inc. and USAir Group, Inc. from 1991 to January 1995; Director of Franklin Mutual Series Funds and SLM Holding Corp.

  William Jews. President and Chief Executive Officer, Blue Cross and Blue Shield of Maryland since April 1993; President and Chief Executive Officer, Dimensions Health Corporation from March 1990 through March 1993; Director of Crown Central Petroleum Corp., Municipal Mortgage and Equity, L.L.C., NationsBank, N.A. and The Ryland Group, Inc.

           DESCRIPTION OF CERTAIN INDEBTEDNESS OF MANOR CARE REALTY

THE REALTY NOTE

  On or prior to the Effective Date, Manor Care will make or cause to be made a capital contribution to ManorCare Health Services of (i) approximately $250 million in cash and (ii) the $250 million Realty Note of Manor Care Real Estate. See "Description of the Transactions--The Realty Note."

THE CREDIT FACILITIES

  Concurrently with the sale of the Notes offered hereby, Manor Care Real Estate anticipates entering into new credit facilities to be provided by a group of banks (the "Credit Facilities"). Manor Care Real Estate anticipates that the Credit Facilities will consist of a $300 million revolving credit facility and a $150 million term loan facility. Manor Care Real Estate expects that the Credit Facilities will be secured by substantially all of the assets of Manor Care Realty and its subsidiaries and will be available for general corporate and working capital purposes, including acquisitions.

  Term Loan Facility. Manor Care expects that the Term Loan Facility will be subject to nominal amortization on a quarterly basis for the four years after the consummation of the Distribution and substantial amortization on a quarterly basis beginning in the fifth year with the final payment due on the date five years after the consummation of the Distribution; provided that the Term Loan Facility will be automatically extended for up to three years if a certain portion of the ManorCare Health Services' Skilled Nursing Facility leases are renewed. If the Term Loan is extended it will provide for substantial quarterly amortization payments in years six through eight with the final payment due on the date eight years after consummation of the Distribution.

  Revolving Credit Facility. Manor Care expects that the Revolving Credit Facility will have a maturity of five years, and that the ability of Manor Care Real Estate to draw amounts there under will be dependent upon applicable conditions to borrowing to be agreed upon by Manor Care and the lenders. Manor Care expects that a portion of the Revolving Credit Facility will be available in the form of letters of credit which will expire no later than the earlier of one year after the issuance of such letters of credit and five days prior to the final maturity of the Revolving Credit Facility.

  Restrictive Covenants under the Credit Facilities. Manor Care expects that the Credit Facilities will contain certain customary affirmative and negative covenants, including, without limitation, covenants that will restrict, subject to certain exceptions, (i) incurrence of additional indebtedness, (ii) certain mergers and consolidations, (iii) non-ordinary course asset sales,
(iv) granting of liens to secure indebtedness and entering into sale-leaseback transactions, (v) prepayment or modification of the terms of other indebtedness, (vi) transactions with affiliates, (vii) declaration or payment of dividends or distributions on Manor Care Real Estate's capital stock and
(viii) granting of negative pledges. Manor Care also expects that Manor Care Real Estate will be required to satisfy certain financial ratios and tests under the Credit Facilities.

  Notwithstanding clause (iii) above, Manor Care expects that the Credit Facilities will provide that Manor Care may dispose of assets in non-ordinary course asset sales; provided that, subject to certain exceptions, Manor Care Real Estate will use 100% of the net proceeds therefrom to prepay amounts outstanding under the Term Loan Facility.

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  Security. Manor Care expects that amounts outstanding under the Credit
Facilities will be secured by substantially all of the assets of Manor Care Realty and its subsidiaries, including a pledge of all of Manor Care Realty's subsidiaries' capital stock and an assignment of Manor Care Realty's rights under the Lease Agreements and Development Agreements.

  Events of Default. Manor Care expects that the Credit Facilities will contain various events of default customary for such type of agreement, including the occurrence of a change of control of Manor Care Realty or Manor Care Real Estate.

THE MANOR CARE NOTES

  The Manor Care Notes will be unsecured general obligations of Manor Care Real Estate ranking senior to all subordinated indebtedness of Manor Care Real Estate and pari passu in right of payment with all other indebtedness of Manor Care Real Estate, including borrowings under the Credit Facilities and the Realty Note. Manor Care Real Estate's obligations under the Manor Care Notes will be fully and unconditionally guaranteed on a senior unsecured and joint and several basis (the "Guarantees") by Manor Care Realty (the "Parent Guarantor") and substantially all of the Parent Guarantor's present and future subsidiaries, other than Unrestricted Subsidiaries (the "Subsidiary Guarantors" and, together with the Parent Guarantor, the "Guarantors"). The Guarantees will be general unsecured obligations of the Guarantors ranking senior to all subordinated indebtedness of the Guarantors, including the Old Senior Notes, and pari passu in right of payment with all other indebtedness of the Guarantors, including guarantees of the Credit Facilities and the Realty Note. The Manor Care Notes will be issued pursuant to an Indenture
among Manor Care Real Estate, the Guarantors and     , as Trustee (the
"Indenture").

  The aggregate principal amount of the Manor Care Notes will be $350 million
and the Manor Care Notes will mature on     , 2007. Interest on the Manor Care
Notes will accrue at   % per annum and will be payable semi-annually in
arrears.

  The Manor Care Notes will be redeemable at the option of Manor Care Real
Estate, in whole or in part, at any time on or after     , 2002, initially at
  % and at decreasing prices thereafter to and including   , 2007 together
with accrued and unpaid interest. In addition, at any time and from time to
time on or prior to     , 2000, Manor Care Real Estate may redeem up to 35% of
the aggregate principal amount of the Manor Care Notes with the net cash proceeds of one or more Public Equity Offerings by the Parent Guarantor or
Manor Care Real Estate, at a redemption price equal to   % of the principal
amount to be redeemed, together with accrued and unpaid interest, provided
that at least   % aggregate principal amount of the Manor Care Notes
originally issued remains outstanding after each such redemption.

  The Indenture will limit, among other things, (i) the incurrence of additional indebtedness by Manor Care Realty and its Restricted Subsidiaries,
(ii) the payment of dividends on, and redemption of, capital stock of Manor Care Realty and its Restricted Subsidiaries, (iii) investments, (iv) sales of assets and Restricted Subsidiary stock, (v) transactions with affiliates and
(vi) consolidations, mergers and transfers of all or substantially all of the assets of Manor Care Real Estate or Manor Care Realty. The Indenture will also contain certain restrictions on distributions from Restricted Subsidiaries. However, all of these limitations and prohibitions are subject to a number of important qualifications and exceptions.

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         BUSINESS OF MANORCARE HEALTH SERVICES AFTER THE DISTRIBUTION

OVERVIEW

  ManorCare Health Services is a leading provider of a full range of senior support health care services. ManorCare Health Services provides an array of services that includes skilled nursing, assisted living, institutional pharmacy and home health care and additional support services for the frail elderly living at home. ManorCare Health Services is striving to become the nation's foremost provider of high-quality senior support health care services within the private pay segment. In order to achieve this goal, ManorCare Health Services is planning to focus on the rapid acquisition of assisted living facilities in cluster markets pursuant to the Development Agreement with Manor Care Realty. Under the Development Agreement, ManorCare Health Services intends to acquire from Manor Care Realty approximately 170 Arden Courts and 38 Springhouse senior residences during the next five years. See "Relationship Between ManorCare Realty and ManorCare Health Services after the Distribution--Development Agreement." Its strategy for achieving this objective entails aggressive implementation of the following key initiatives:

  . grow through acquisition of proprietary assisted living facilities developed by Manor Care Realty

  . expand on current market leadership position in the private pay segment

  . extend leadership position as provider of the most innovative Alzheimer's services in the industry

  . maintain focus on high-quality personalized care and services

  . market distinctive products nationally under the ManorCare Health
    Services brand name

  . build on existing senior support services platform

  . focus on development of cluster markets

  ManorCare Health Services leases, operates and manages 168 skilled nursing facilities owned by Manor Care Realty and owns joint venture interests in, operates and manages three additional skilled nursing facilities. Such skilled nursing facilities are located in 28 states and contain approximately 24,079 beds. These facilities provide skilled nursing services principally for residents over the age of 65. Within its skilled nursing facilities, ManorCare Health Services operates 141 Arcadia special-care units which provide care to individuals in the middle to late stages of Alzheimer's disease and 22 MedBridge high acuity units which focus on short-term, post-hospital care for medically complex residents and those in need of aggressive physical rehabilitation. ManorCare Health Services owns and operates 35 assisted living facilities in 12 states containing 3,755 units. These facilities include 14 Arden Courts, serving persons with early to middle-stage Alzheimer's disease or related memory impairment, and 21 Springhouse senior residences, serving the general assisted living population. ManorCare Health Services also has majority control of Vitalink, one of the largest public institutional pharmacy companies and In Home Health, a national home health care services company. Vitalink operates 57 institutional pharmacies in 32 states, serving approximately 174,000 beds. In Home Health provides home health services in 14 states. On October 15, 1997, Manor Care announced that it is exploring strategic alternatives with respect to its 51% ownership interest in Vitalink. Options under consideration include strategic mergers, joint ventures or other business combinations that could enhance Vitalink's strategic position in its markets, better enable it to serve its customers and increase Vitalink's shareholder value. Manor Care has no present commitments or agreements with respect to any such transaction and there can be no assurance that Manor Care (or Manor Care Health Services after the Distribution) will decide to enter into any such transaction or that, should it decide to do so, be able to reach an agreement with respect to any such transaction on terms acceptable to it.

INDUSTRY TRENDS

  There are several trends affecting the long-term care industry. First, the competitive landscape is changing. The industry is consolidating as smaller, local operators are being acquired by larger operators. In addition, several large multi-unit operators have merged to form even larger chains. By 1995, 54% of the skilled nursing homes in the country were part of a chain, up from 28% in 1977. Finally, some long term care providers have recognized the need to diversify by expanding into assisted living, home health care, and ancillary services.

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

  Second, many hospitals have developed their own post-acute care capabilities in response to cost containment pressures. These integrated delivery systems place a premium on keeping patients within their systems. The development of post-acute care capabilities by hospitals impacts providers of long-term care, as these providers have historically received a large number of referrals from clinical networks, including hospitals, physicians and managed care organizations. However, shifts away from cost-based reimbursement to prospective pay systems may cause hospitals to rethink their strategy and create new opportunities for partnerships with home care and skilled nursing providers.

  Third, the number of elderly in America is expanding faster than the overall population. As the senior population continues to expand, the demand for health related services targeted specifically at serving their needs is increasing. The number of people aged 75 and older, the primary consumer of senior support health care services, is growing more quickly than the overall population. According to the U.S. Bureau of the Census, the number of seniors 75 and older is estimated to increase by approximately 37% from 13 million in 1990 to an estimated 17.8 million in 2005. The U.S. Bureau of the Census data predicts that total U.S. population will only increase by approximately 15% during the same period.

  Other market trends contributing to change in the long-term care industry include:

  . a continued increase in the number of frail, elderly individuals living alone who require assistance with their activities of daily living ("ADLs") such as dressing, bathing, eating, and medication management;

  . the increase in the net worths of older people, which enables a greater number of individuals to privately pay for support services, home health care, assisted living and skilled nursing care; and

  . the growth in the number of dual-career families who may find it more difficult to care for their elderly relatives in their homes and who may also have greater financial resources to better support their elderly relatives outside the home.

  The attractive demographics and future growth opportunities have encouraged existing market participants to increase their product offerings and have encouraged new entrants such as real estate developers to offer continuing care retirement communities and assisted living facilities which are focused on the frail elderly care market. In addition, more options geared towards maximizing the individual's ability to live independently in their homes are becoming available. These industry participants are expanding the set of senior support health care options for the elderly. The level of care selected by the elderly and their families depends on the needs of the individual. The range of health services available for the elderly includes:

  . Home health care--the provision of health care service to the elderly in their homes, including nursing, infusion therapy, hospice, rehabilitation, personal care, companion care and home making;

  . Senior support services--emerging new services geared towards the elderly, including geriatric care management, financial management and planning, transportation services and other services that support the elderly living at home;

  . Physician services--geriatric centers and physicians who specialize in geriatric care and outpatient disease management;

  . Short-term care--adult day care and respite care;

  . Residential care--congregate care facilities, continuing care retirement communities, assisted living facilities and skilled nursing facilities;

  . Alzheimer's disease care--facilities focused on individuals with Alzheimer's disease or related memory impairment; and

  . Acute care--medical treatment in hospital facilities as well as sub-acute care in hospitals and skilled nursing facilities.

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

BUSINESS STRATEGY

  ManorCare Health Services' goal is to become the nation's foremost provider of high-quality senior support health care services within the private pay segment. ManorCare Health Services intends to aggressively expand its unit capacity in assisted living while at the same time broadening the range of products and services for private pay customers still living at home. Its strategy for achieving this objective entails the following key initiatives:

  . Grow through Acquisition of Proprietary Assisted Living Facilities
    Developed by Manor Care Realty. ManorCare Health Services believes the anticipated increased market demand for assisted living facilities presents ManorCare Health Services with significant opportunities for growth. ManorCare Health Services will work with Manor Care Realty to identify target markets for expansion and will acquire from Manor Care Realty approximately 170 Arden Courts and 38 Springhouse senior residences over the next five years. Pursuant to the Development Agreement, Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services. ManorCare Health Services will have a two year option (measured from the time a particular facility opens) to purchase such facilities; provided that ManorCare Health Services will be obligated to purchase each such facility if occupancy reaches 80% for a period of 30 days during the two-year stabilization period. In addition, ManorCare Health Services will make acquisitions of other assisted living properties on an opportunistic basis. ManorCare Health Services believes that its experience in delivering assisted living services and targeting its facilities to private pay individuals in existing and new cluster markets will enable it to experience significant growth and higher margins. In addition, ManorCare Health Services believes it can leverage its experience in Alzheimer's care to provide the most innovative and highest quality Alzheimer's services available through its Arden Courts assisted living facilities. To date, Manor Care Realty has 25 facilities under construction and 64 additional facilities under contract and in development.

  . Expand on Current Market Leadership Position in the Private Pay
    Segment. In its skilled nursing management business, ManorCare Health Services believes that continuing to focus on private pay patients enables it to reduce its exposure to anticipated changes in government reimbursement practices and enables ManorCare Health Services to achieve more attractive profit margins. Private pay patients accounted for approximately 60% of ManorCare Health Services' skilled nursing and assisted living revenues in fiscal 1997 compared to a 1996 industry average of approximately 30% for for-profit nursing care providers. ManorCare Health Services believes that its high-end specialty products such as Williamsburg, Heritage and Arcadia will enable ManorCare Health Services to continue to attract upper income, service sensitive residents who pay directly for services without the benefit of any government assistance program. ManorCare Health Services has set a goal of dedicating a significant portion of its skilled nursing beds to specialty products. ManorCare Health Services believes that this drive and ManorCare Health Services' aggressive expansion into the assisted living industry will further enhance its leadership position in the private pay segment. ManorCare Health Services believes that its substantial investment in direct marketing through advertising, direct mail, advanced telemarketing and community outreach will allow it to maintain its market leadership in this segment.

  . Extend Leadership Position as Provider of the Most Innovative Alzheimer's
    Services in the Industry. ManorCare Health Services believes that it is the industry leader in Alzheimer's disease management, with almost 15 years of experience and more than 17% of its total beds devoted to Alzheimer's care. ManorCare Health Services' Arcadia special-care units in its skilled nursing facilities meet the needs of individuals in the middle to late stages of Alzheimer's disease. ManorCare Health Services plans to continue to develop Arcadia special-care units throughout its existing markets. ManorCare Health Services' Arden Courts assisted living facilities serve individuals in the earlier stages of the disease process. ManorCare Health Services plans to open approximately 170 Arden Courts in the next five years. ManorCare Health Services also serves individuals suffering from Alzheimer's and other forms of dementia through its Springhouse facilities which offer specialized programs for this population. ManorCare Health Services believes that its proprietary Alzheimer's care protocols are integral to the high quality of care it provides to its Alzheimer's residents. ManorCare Health Services' integrated

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

    continuum of care allows ManorCare Health Services to meet the needs of its Alzheimer's customers from diagnosis to home-based care through assisted living to high acuity facility-based care. For example, for an individual moving through the stages of Alzheimer's disease, this continuum of care would begin with a memory assessment program followed by home health care. The individual would then reside in an Arden Courts assisted living facility for the early to middle stages of the disease and would ultimately, during the middle to late stages of the disease, move into an Arcadia special-care unit.

  . Maintain Focus on High Quality Personalized Care and Services. ManorCare
    Health Services is dedicated to delivering the highest level of service quality and patient satisfaction, striving to provide its residents with personalized care and services. ManorCare Health Services believes that delivering the highest product integrity standards will enable it to provide "best in class" services to its residents and reinforce its reputation as the leading provider of high quality, personalized senior support health care services. ManorCare Health Services relies on its product management organization to develop Company-wide care protocols, standards of operation and training programs, which ensure that ManorCare Health Services delivers superior and consistent care in all of its facilities. In addition to providing high quality and consistent services on a Company-wide basis, ManorCare Health Services personalizes the service package to meet the needs of each particular resident. The facility staff develops a care plan for each resident based on professional assessments and family consultations. The care plan is updated regularly based on the individual needs of the resident by the facility's health care and social services staff in conjunction with the resident and his/her family. ManorCare Health Services also strives to understand its residents' needs by conducting over 13,000 resident and family member interviews annually. Resident satisfaction scores from these interviews are a major component of incentive compensation for all field and corporate managers. A quality assurance program is administered with the objective of exceeding the expectations of all residents and their families.

  . Market Distinctive Products Nationally under the ManorCare Health
    Services Brand Name. ManorCare Health Services believes that its competitive position will be materially enhanced by continuing to develop the premier national brand name in the senior support health care industry. In September 1996, ManorCare Health Services created a unified national brand name for all the elements in its continuum of care:
    "ManorCare Health Services." ManorCare Health Services believes that a stronger brand identity for its services will make it easier for ManorCare Health Services to build national awareness and facilitate customer confidence in the services it provides. In addition, ManorCare Health Services believes that its aggressive plan to acquire assisted living facilities will enable it to achieve the critical mass necessary to establish further its senior support health care services nationally. ManorCare Health Services is leveraging its premier brand name through partnership arrangements with complementary elder health care providers. ManorCare Health Services' strategy includes developing a brand name image synonymous with "best in class" in every element of its business.

  . Build on Existing Senior Support Services Platform. ManorCare Health
    Services believes that its success depends upon creating a seamless continuum of care allowing residents to "age in place." ManorCare Health Services' current continuum of care includes: home health care, assisted living facilities, skilled nursing facilities and pharmacy services. In addition to substantially increasing its assisted living offerings, ManorCare Health Services plans to expand its continuum of care by providing senior support services to the frail elderly still living at home. ManorCare Health Services believes that targeting such senior support services to the middle class to affluent senior population will enable it both to gather information about the frail elderly who still reside at home, indicating their possible needs for other ManorCare Health Services health care or facility-based services, and to cultivate relationships with these individuals and their families. ManorCare Health Services is pursuing a strategy to develop information systems technology to efficiently track its customers and create superior cost-effective clinical protocols. ManorCare Health Services believes that the information gathered about these customers coupled with the relationship formed with them and their families will increase their awareness of and confidence in the quality of services provided by ManorCare Health Services.

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

  . Focus on Development of Cluster Markets. ManorCare Health Services has focused its skilled nursing development on cluster markets in order to achieve critical mass and improve its competitive advantage with respect to its regional suppliers and payors. By adding assisted living facilities to this existing base, ManorCare Health Services believes it can leverage its cost structure and build on its brand image. In addition, ManorCare Health Services is centralizing certain corporate functions, including accounting, billing and other non-care related functions at the cluster level. ManorCare Health Services has implemented a major reengineering effort as a way to foster continuous improvement within its core processes. To support the cluster market structure from an organizational standpoint, ManorCare Health Services has created a market management structure in which all products and services within a cluster market are united under a single market management team. Under a market management structure, the regional management has responsibility for the entire continuum of services offered in the specific regional clusters. ManorCare Health Services also believes that by marketing its continuum of care in its cluster markets, it can spread its marketing costs over more facilities and thus outspend its competitors. The market management structure provides management with greater flexibility to better respond to market trends and competitive changes in local markets.

SKILLED NURSING SERVICES

  ManorCare Health Services believes it is the premier operator of skilled nursing facilities in the United States. Through a cohesive framework of proprietary care protocols ManorCare Health Services' skilled nursing facilities provide (i) long-term care for chronically ill and frail elderly individuals who need 24-hour skilled nursing and physical, occupational and speech therapies; (ii) high acuity, short-term, post-hospital care for medically complex patients and persons in need of aggressive rehabilitation; and (iii) long-term care for individuals with middle to late-stage Alzheimer's or related memory impairment. In all cases these services include appropriate nursing care, room and board, special diets, occupational, speech, physical and recreational therapy and other services designed to improve the well-being of the resident. ManorCare Health Services maintains a Quality Assurance Program to ensure that high standards of care are consistently observed in each facility. The Quality Assurance Program sets corporate standards for delivery of care, designed to ensure the provision of "best in class" services, and provides consulting and training support to the facilities.

  ManorCare Health Services will lease, operate and manage Manor Care Realty's 168 skilled nursing facilities in 28 states pursuant to Lease Agreements under which ManorCare Health Services will pay monthly fees to Manor Care Realty. ManorCare Health Services also owns the joint venture interests in, operates and manages three additional skilled nursing facilities. Many of these facilities are less than ten years old and target affluent to middle income seniors in need of skilled nursing care. ManorCare Health Services differentiates itself from its competitors by offering unique specialty products designed to meet the needs of specific customer segments. A significant portion of the beds at skilled nursing facilities managed by ManorCare Health Services are dedicated to specialty services, which are attractive because they generate higher per patient day revenues and profits than standard long-term care. For example, the Heritage and Williamsburg wings in ManorCare Health Services' skilled nursing facilities provide residents with upgraded decor, a private lounge, and special programs and, in the case of the Williamsburg wings, concierge services and a private dining area with a gourmet menu. ManorCare Health Services believes that the Heritage and Williamsburg design concepts support the Company's reputation as the premier provider of skilled nursing care and contributes to ManorCare Health Services' high percentage of private pay residents as compared to the rest of the industry. Within its skilled nursing facilities, ManorCare Health Services operates 141 Arcadia special-care units providing services to individuals in the middle to late stages of Alzheimer's disease or afflicted with related memory impairment. ManorCare Health Services also operates 22 dedicated MedBridge high acuity units featuring high staff-to-patient ratios, sophisticated clinical capabilities and state-of-the-art rehabilitation departments. In addition, ManorCare Health Services' facilities offer specially designed wound care programs, oncology and orthopedic rehabilitation programs. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution--Lease Agreements."

  ManorCare Health Services believes these high-end specialty products will facilitate marketing efforts to attract longer stay (1-3 years) private pay residents. ManorCare Health Services-managed skilled nursing and

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

rehabilitation facilities range in bed capacity from 48 to 278 beds and had an aggregate bed capacity of 24,079 beds during the 1997 fiscal year. ManorCare Health Services' nursing facilities are located in the following 28 states:
Arizona, California, Colorado, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Maryland, Michigan, Missouri, Nevada, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota, Texas, Utah, Virginia, Washington and Wisconsin.

ASSISTED LIVING SERVICES

  ManorCare Health Services is pursuing an aggressive acquisition strategy in the assisted living industry in an effort to build upon its current market position and enhance ManorCare Health Services' competitive position in the private pay segment. ManorCare Health Services has an acquisition plan pursuant to which it intends to acquire from Manor Care Realty approximately 170 Arden Courts and 38 Springhouse senior residences during the next five years. Pursuant to the Development Agreement, Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services. ManorCare Health Services will have a two year option (measured from the time a particular facility opens) to purchase such facilities; provided that ManorCare Health Services will be obligated to purchase each such facility if occupancy reaches 80% for a period of 30 days during the two-year stabilization period. The purchase price for each facility will be at a premium to Manor Care Realty's total development costs, such premium ranging from 15% to 35.5%, based on the number of months elapsed since the opening of the relevant facility. This premium will be amortized over a 20 to 30-year period and represents a much smaller annual dilution to earnings than would have been the case had ManorCare Health Services absorbed the initial start-up costs associated with each Arden Courts or Springhouse facility. If ManorCare Health Services does not acquire a facility within such two-year stabilization period, Manor Care Realty may sell the facility to a third party. During the two year stabilization period (or such lesser time if stabilized occupancy is achieved and ManorCare Health Services purchases the facility) ManorCare Health Services will manage the assisted living facilities for Manor Care Realty for a fixed monthly fee. ManorCare Health Services believes that upon completion of this development and acquisition plan it will be the nation's largest operator of Alzheimer's assisted living facilities. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution--Development Agreement."

  In a strategy similar to that employed in ManorCare Health Services' skilled nursing facilities, ManorCare Health Services' assisted living facilities target affluent to middle income seniors in need of a full range of assisted living services to optimize their quality of life. These services are available 24 hours a day and generally include meal service, housekeeping, personal care, nursing and health related services, social and recreational services, transportation and special services (such as banking and shopping). Personal services include bathing, dressing, personal hygiene, grooming, ambulating and dining assistance. Health-related services, which are tailored to individual patient needs and applicable state regulatory requirements, may include assistance with medication management, skin care and injections, as well as health care monitoring. ManorCare Health Services also believes that it offers more security to its customers by including these health-related services as part of its care delivery. ManorCare Health Services believes that by providing programs with a range of service options responsive to the full range of the residents' changing needs, ManorCare Health Services affords greater continuity of care and thereby permits residents to "age in place."

  ManorCare Health Services' Arden Courts assisted living facilities are a distinct product and service segment focused exclusively on individuals suffering from the early to middle stages of Alzheimer's disease or related memory impairment. These special purpose assisted living facilities offer a proprietary, specially designed physical plant with security systems, structured activities and related resident services and support systems. These facilities are typically divided into four color-coded houses comprising a total of 56 units with access to communal living rooms, kitchens, dining rooms and protected gardens. All aspects of the facilities' operations are managed by an Executive Director, specially trained in the care of Alzheimer's patients. Arden Courts assisted living facilities are designed to allow residents the freedom to move about independently while keeping them safely contained within a secured area with security systems. ManorCare Health Services' specially designed social activities provide Arden Courts residents with a minimum of 8 hours of meaningful interactive

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

activity per day. In addition, ManorCare Health Services utilizes special nutritional programs to help assure that caloric intake is maintained in its residents. ManorCare Health Services' Arden Courts assisted living facilities also offer education, counseling and support to the residents' families.

  ManorCare Health Services' Springhouse senior residences are freestanding, residential-style facilities designed to meet the needs of the general assisted living population. ManorCare Health Services' assisted living facilities are functionally arranged to provide a home-like atmosphere. The architectural and interior design concepts incorporate the ManorCare Health Services operating philosophy of delivering superior quality care, protecting resident privacy, enabling freedom of choice, encouraging independence and fostering individuality in a home-like setting. Each facility is operated with certain protocols designed to maintain the health of the residents and to provide a measure of security and support for those individuals. Each facility includes common areas designed to promote social interaction among residents, such as a common dining area, a laundry room, a library, a wellness center, barber and beauty shop, crafts room, spa and a snack room or ice cream parlor. In addition, Springhouse residents have access to medication management services, therapy and other ancillary services as well as dementia programs and dedicated dementia units in some locations.

  ManorCare Health Services provides a wide variety of health care services at its assisted living facilities, including medication management, monitoring the resident's general health status and assisting residents in the performance of their ADLs. In order to determine the individual care needs and lifestyle preferences of its residents, ManorCare Health Services' facility-based staff assesses each resident upon admission to determine his/her health status, including functional abilities, need for personal care services and assistance with ADLs as well as personal preferences. In addition, ManorCare Health Services utilizes a current physician's report to ascertain the health status and needs of the resident. ManorCare Health Services develops a plan of care for each of its residents and utilizes licensed nurses, certified or trained staff and third party providers to meet their health care needs. In order to ensure that the plan of care continues to be tailored to a resident's current needs, each resident is periodically reassessed. ManorCare Health Services utilizes the plan of care as the basis for determining the monthly charges for each resident's care and services. In addition, ManorCare Health Services fosters resident wellness through health screening such as blood pressure checks, periodic special services such as influenza inoculations, chronic disease management such as blood glucose monitoring for diabetics, dietary and nutritional programs, regular exercise and fitness classes and special classes given by health care professionals. To the extent permitted by state regulations, ManorCare Health Services also makes available third-party specialized health care services to patients when necessary.

  ManorCare Health Services' facilities accept residents for respite care (short term placement for several days to several months) to accommodate short-term exigencies. ManorCare Health Services believes that respite care services serve as an introduction to the continuum of services it offers as many residents are frequent returnees and often become permanent residents at a Company facility.

INSTITUTIONAL PHARMACY SERVICES

  ManorCare Health Services owns 51% of Vitalink, a publicly traded company that provides institutional pharmacy services to nursing facilities, assisted living facilities and other institutions. ManorCare Health Services believes it will benefit from increased revenues generated through Vitalink's growth strategy, including (i) expansion of market share through selective industry acquisitions which should permit Vitalink to leverage its critical mass, access new customers and realize operational efficiencies through consolidation of the combined entities' infrastructure; (ii) continued penetration of existing markets through targeting of non-ManorCare Health Services institutional facilities to maximize pharmaceutical facility output;
(iii) further growth from meeting the pharmacy requirements of new or acquired ManorCare Health Services skilled nursing and assisted living facilities;
(iv) geographically targeting dominant infusion service home care companies to drive sales of infusion products; (v) development of proprietary information and database systems to provide state of the art patient care and disease management capabilities; and (vi) development of new services to provide support to the elderly while they still reside in their homes, such as disease management or patient education and compliance programs.

Vitalink's recent acquisition of GranCare's institutional pharmacy business, TeamCare, and the resultant expansion of the scope of its business to include the provision of pharmacy services to institutional clients with 174,000 related institutional beds is indicative of the implementation of Vitalink's growth strategy.

  Vitalink, which is the second largest publicly traded institutional pharmacy in the country, is a high quality, value-added partner with health care providers and payors and provides four types of services:

  . Customized filling of prescription and non-prescription medications for individual patients pursuant to physician orders delivered to nursing facilities.

  . Consultant pharmacist services to help ensure quality patient care through monitoring and reporting on prescription drug therapy.

  . Infusion therapy services, consisting of the administration of a product
    (nutrient, antibiotic, chemotherapy or other drugs or fluids) by tube, catheter or intravenously. Vitalink prepares and delivers the product which is administered by the nursing center staff.

  . Integrated data systems such as VitalCONSULT, an integrated consultant software package that allows pharmacists and nurses to record outcome events, laboratory data, and patient status updates and administer disease management programs and formularies more efficiently, and OPTIMA (Optimizing Patient Theory in Medication Administration), a state-of-the-art patient care management system designed to identify individuals who are at high risk for certain diseases, which focuses on treatment protocols and incorporates a disease-specific drug formulary. These innovative systems increase efficiency, enhance clinical support and result in superior outcomes.

  Vitalink operates 57 institutional pharmacies located in 32 states and four regional infusion pharmacies, which specialize in pharmaceutical dispensing of individual medications, pharmacy consulting and infusion therapy products. In the 1997 fiscal year, approximately 13% of the beds serviced by Vitalink were Manor Care-affiliated. Net revenue from Manor Care and its patients (including revenues received from government reimbursement programs) accounted for approximately 29%, 48% and 49% of total net revenues in fiscal years 1997, 1996 and 1995, respectively. The balance came from unrelated third parties. On October 15, 1997, Manor Care announced that it is exploring strategic alternatives with respect to its 51% ownership interest in Vitalink. Options under consideration include strategic mergers, joint ventures or other business combinations that could enhance Vitalink's strategic position in its markets, better enable it to serve its customers and increase Vitalink's shareholder value. Manor Care has no present commitments or agreements with respect to any such transaction and there can be no assurance that Manor Care (or Manor Care Health Services after the Distribution) will decide to enter into any such transaction or that, should it decide to do so, be able to reach an agreement with respect to any such transaction on terms acceptable to it.

HOME HEALTH CARE SERVICES

  ManorCare Health Services provides home health care services through its majority owned subsidiary, In Home Health. In those markets in which In Home Health does not participate, ManorCare Health Services is expanding its relationships with other regional home health care service providers. Through In Home Health, ManorCare Health Services offers its clients a broad range of professional and support services to meet medical and personal needs at home. These services provide an entry for clients in ManorCare Health Services' cluster markets into ManorCare Health Services' integrated continuum of care. In addition, ManorCare Health Services believes that its home health care businesses profit from referrals from its assisted living and skilled nursing facilities.

  The home health care and support services that ManorCare Health Services provides through In Home Health include skilled nursing, infusion therapy, hospice, rehabilitation, personal and companion care and homemaking. Hospice services are an important new area of growth, and In Home Health has received Medicare certification to offer hospice services in 15 new markets. ManorCare Health Services also expects to broaden the range of home health care options it offers by providing its home-based Alzheimer's customers with specially trained companions who can provide daily service ranging from short visits to all day care.

  ManorCare Health Services owns approximately 64% of the voting power of In Home Health, a publicly traded company which provides home health care services in 14 states. Each of In Home Health's branches has two divisions: a Visit Division and an Extended Care Division. The Visit Division provides clients with round-the-clock care on a short-term basis. The Extended Care Division provides clients with care up to 24 hours a day on a long-term basis. In Home Health operates infusion pharmacies which distribute pharmaceutical drugs, fluids and supplies.

EMPLOYEES

  As of the Effective Date, ManorCare Health Services will have approximately 29,500 employees. From time to time, some of the Company-managed skilled nursing facilities experience shortages of professional nursing help which may require ManorCare Health Services to seek temporary employees through employment agencies at an increased cost.

  A vast majority of ManorCare Health Services' employees are paid on an hourly basis and are covered by the federal minimum wage laws. A few employees are represented by labor unions and attempts have been made to unionize employees of certain other facilities. ManorCare Health Services believes that it enjoys a good relationship with its employees.

PROPERTIES

  ManorCare Health Services's signature Arden Courts and Springhouse model facilities, first designed in 1993 and 1994 respectively, are freestanding, residential-style facilities. Each Arden Courts facility ranges in size from 25,000 to 28,000 square feet, is built to target a site ranging between 3 and 4 acres and has a capacity of 52 to 56 residents. Each Springhouse facility ranges in size from 65,000 to 70,000 square feet, is built to target a site ranging between 5 and 6 acres and has a capacity of 105 to 110 residents. Approximately 30-40% of each facility is devoted to common areas and amenities, including reading rooms, family or living rooms and other areas designed to promote interaction among residents. The ground level typically contains a kitchen and common dining area, administrative offices, a laundry room, a library or living room, a wellness center, barber shop, crafts room, spa and a snack room. ManorCare Health Services' assisted living facilities are usually 1 to 3 stories and are functionally arranged to provide a home-like atmosphere. The architectural and interior design concepts incorporate the ManorCare Health Services operating philosophy of delivering superior quality care, protecting resident privacy, enabling freedom of choice, encouraging independence and fostering individuality in a home-like setting.

  The skilled nursing facilities operated by ManorCare Health Services range in bed capacity from 48 to 278 beds and have an aggregate bed capacity of 24,079 beds. Most of the skilled nursing facilities have been designed to permit private and semi-private patient room accommodations. Most facilities have individually controlled heating and air-conditioning units. Each skilled nursing facility contains a fully equipped kitchen, day room areas, administrative offices and in most cases a physical therapy room.

  The table below summarizes certain information regarding ManorCare Health Services' facilities as of the Effective Date:

ASSISTED LIVING SERVICES--SPRINGHOUSE

   FACILITY LOCATION                                         STATE UNITS STATUS
   -----------------                                         ----- ----- -------
   Dunedin..................................................  FL     110  owned
   Sarasota.................................................  FL     106  owned
   Boynton Beach--Village...................................  FL     104  owned
   Boynton Beach............................................  FL     127  owned
   Bethesda.................................................  MD      92  owned
   Silver Spring............................................  MD     118  owned
   Brea.....................................................  CA      92  owned
   Whittier.................................................  CA      73  owned
   Bethesda.................................................  MD      62 leased
   Westlake.................................................  OH      97  owned
   Southfield...............................................  MI     101  owned
   Naples...................................................  FL     210  owned
   Laguna...................................................  CA     190  owned
   Peoria...................................................  IL     249  owned
   Carmel...................................................  IN     205  owned
   Fairfield................................................  OH     200  owned
   Port Charlotte...........................................  FL      84  owned
   Kensington...............................................  MD     201 managed
   Tucson...................................................  AZ     107  owned
   West Reading Residential.................................  PA      55  owned
   Pottstown Residential....................................  PA      55  owned
     Total Springhouse Facilities...........................          21
                                                                   -----
     Total Springhouse Units................................       2,998
                                                                   =====

  All of the Springhouse facilities are owned with the exception of the leased
62-unit Bethesda facility and the managed Kensington facility.

ASSISTED LIVING SERVICES--ARDEN COURTS

   FACILITY LOCATION                                         STATE UNITS STATUS
   -----------------                                         ----- ----- -------
   Potomac..................................................  MD      48  owned
   Silver Spring............................................  MD      49  owned
   Yardley..................................................  PA      52  owned
   King of Prussia..........................................  PA      54  owned
   Allentown................................................  PA      56  owned
   Elk Grove................................................  IL      55  owned
   West Palm Beach..........................................  FL      56  owned
   Sterling Heights.........................................  MI      54  owned
   Cherry Hill..............................................  NJ      53  owned
   North Hills..............................................  PA      56  owned
   Westlake.................................................  OH      56  owned
   South Holland............................................  IL      56  owned
   Fair Oaks................................................  VA      56  owned
   Farmington...............................................  CT      56  owned
     Total Arden Courts Facilities..........................          14
                                                                   -----
     Total Arden Courts Units...............................         757
                                                                   =====

SKILLED NURSING SERVICES

                FACILITY LOCATION                 BEDS  FACILITY LOCATION  BEDS
                -----------------                 ----  -----------------  ----
ARIZONA
Tucson...........................................  116
                                                       Total..............   116
                                                                           =====
CALIFORNIA
Citrus Heights...................................  146 Fountain Valley....   147
Sunnyvale........................................  139 Hemet..............   176
Walnut Creek.....................................  154 Palm Desert........   178
Encinitas........................................   98 Rancho Bernardo....    94
Rossmoor.........................................  129
                                                                           -----
                                                       Total.............. 1,261
                                                                           =====
COLORADO
Denver...........................................  155 Boulder............   149
                                                                           -----
                                                       Total..............   304
                                                                           =====
DELAWARE
Pike Creek.......................................  151 Wilmington.........   138
                                                                           -----
                                                       Total..............   289
                                                                           =====
FLORIDA
Palm Harbor......................................  179 Naples.............   118
Carrollwood......................................  117 Dunedin............   120
Sarasota.........................................  179 Boca Raton.........   180
Boynton Beach....................................  179 Plantation.........   119
Winter Park......................................  132 Jacksonville.......   113
West Palm Beach..................................  119 Venice.............   129
                                                                           -----
                                                       Total.............. 1,684
                                                                           =====
GEORGIA
Decatur..........................................  128 Marietta...........   116
                                                                           -----
                                                                             244
                                                       Total.............. =====
ILLINOIS
South Holland....................................  176 Orchard Manor......    53
Naperville.......................................  112 Libertyville.......   150
Palos Heights....................................  176 Elgin..............    79
Hinsdale.........................................  191 Oak Lawn...........   179
Elk Grove........................................  178 Rolling Meadows....   156
Normal...........................................   96 Peoria.............   122
Decatur..........................................   93 Kankakee...........   103
Urbana...........................................   98 Champaign..........    99
Wilmette.........................................   74 Palos Heights West.   120
Arlington Heights................................  151 Oak Lawn Americana.   141
Westmont.........................................  115
                                                                           -----
                                                       Total.............. 2,662
                                                                           =====
INDIANA
Anderson.........................................  225 Kokomo.............    99
Indianapolis North...............................  184 Indianapolis South.   117
                                                                           -----
                                                       Total..............   625
                                                                           =====
IOWA
Waterloo.........................................   95 Cedar Rapids.......   104
Davenport........................................  101 Dubuque............    94
                                                                           -----
                                                       Total..............   394
                                                                           =====


                FACILITY LOCATION                 BEDS FACILITY LOCATION  BEDS
                -----------------                 ---- -----------------  ----
KANSAS
Topeka...........................................  119 Overland Park.....   173
Wichita..........................................  123
                                                                          -----
                                                       Total.............   415
                                                                          =====
MARYLAND
Silver Spring....................................  118 Towson............   126
Ruxton...........................................  222 Largo.............   128
Potomac..........................................  136 Chevy Chase.......    92
Bethesda.........................................  151 Wheaton...........    98
Baltimore........................................  176 Roland Park.......    71
                                                                          -----
                                                       Total............. 1,318
                                                                          =====
MISSOURI
Fremont..........................................  222 Florissant........    97
                                                                          -----
                                                       Total.............   319
                                                                          =====
MICHIGAN
Kingsford........................................  105 Michigan..........   188
                                                                          -----
                                                       Total.............   293
                                                                          =====
NEVADA
Reno.............................................  151
                                                                          -----
                                                       Total.............   151
                                                                          =====
NEW JERSEY
Cherry Hill......................................  105 West Deptford.....   136
Mountainside.....................................  148
                                                                          -----
                                                       Total.............   389
                                                                          =====
NEW MEXICO
Camino Vista.....................................  133 Northeast Heights.   138
Sandia...........................................  176
                                                                          -----
                                                       Total.............   447
                                                                          =====
NORTH CAROLINA
Pinehurst........................................  115
                                                                          -----
                                                       Total.............   115
                                                                          =====
NORTH DAKOTA
Minot............................................  105 Fargo.............   108
                                                                          -----
                                                       Total.............   213
                                                                          =====
OHIO
Woodside.........................................  143 Cincinnati........   150
Barberton........................................  117 Lake Shore........   199
Rocky River......................................  208 Oregon............   108
Westerville......................................  179 Willoughby........   154
Akron............................................  102 Belden Village....   143
North Olmstead...................................  178 Mayfield Heights..   149
Centreville......................................  139 Sycamore Glen.....    97
                                                                          -----
                                                       Total............. 2,066
                                                                          =====
OKLAHOMA
Northwest Oklahoma City..........................  111 Warr Acres........   100
Midwest City.....................................  108 Norman............   110
Windsor Hills....................................   98 Tulsa.............   107
Southwest Oklahoma City..........................  110
                                                       Total.............   744
                                                                          =====

            FACILITY LOCATION              BEDS     FACILITY LOCATION      BEDS
            -----------------              ----     -----------------      ----
PENNSYLVANIA
North Hill................................  200 Carlisle..................   160
McMurray..................................  150 Bethel Park...............   170
Chambersburg..............................  210 Harrisburg................   250
Camp Hill.................................  130 Allentown.................   164
Bethlehem-I...............................  221 Laureldale................   185
Bethlehem-II..............................  217 Easton....................   222
Sinking Spring............................  211 West Reading..............   175
Jersey Shore..............................  118 Kingston East.............   175
Pottsville................................  175 Sunbury...................   121
Williamsport North........................  151 Williamsport South........   125
King of Prussia...........................  145 Yardley...................   139
Lansdale..................................  169 Yeadon....................   195
Dallastown................................  200 Lebanon...................   157
Pottstown Nursing.........................  157 Whitehall.................   169
Manor Care North..........................  160 Manor Care South..........   121
Elizabethtown.............................   95 Manor Care Kingston Court.   125
Pittsburgh................................  146 Huntingdon Valley.........   118
Devon Manor...............................  261 Monroeville...............   116
                                                                           -----
Fitzgerald Mercy..........................  119
                                                Total..................... 6,122
                                                                           =====
SOUTH CAROLINA
Columbia..................................  116 Lexington.................   130
Charleston................................  117
                                                                           -----
                                                Total.....................   363
                                                                           =====
SOUTH DAKOTA
Aberdeen..................................   98
                                                                           -----
                                                Total.....................    98
                                                                           =====
TEXAS
Dallas....................................  201 Fort Worth NRH............   159
Forth Worth NW............................  104 San Antonio-Babcock.......   208
San Antonio-North.........................   92 San Antonio-Northwest.....   144
San Antonio-Windcrest.....................  185 Temple....................   101
Webster...................................  110 Temple Care...............   140
Sharpview.................................  129
                                                                           -----
                                                Total..................... 1,573
                                                                           =====
UTAH
Ogden.....................................  134
                                                                           -----
                                                Total.....................   134
                                                                           =====
VIRGINIA
Stratford Hall............................  231 Arlington.................   191
Fair Oaks.................................  116 Imperial..................   127
                                                                           -----
                                                Total.....................   665
                                                                           =====
WASHINGTON
Lynwood...................................  112 Spokane...................   124
Meadow Park...............................  125 Gig Harbor................   120
                                                                           -----
                                                Total.....................   481
                                                                           =====

                 FACILITY LOCATION                   BEDS FACILITY LOCATION BEDS
                 -----------------                   ---- ----------------- ----
WISCONSIN
Green Bay-East......................................   78 Green Bay-West...  105
Fond du Lac.........................................  107 Madison..........  171
Appleton............................................  100
                                                                            ----
                                                                             561
                                                          Total............ ====

TOTAL SKILLED NURSING FACILITIES 171

TOTAL SKILLED NURSING BEDS 24,079

  All of the facilities listed in the above table are owned or leased by Manor Care Realty and leased by ManorCare Health Services except for certain facilities in which Manor Care Realty has an ownership interest pursuant to joint venture agreements and certain facilities in which ManorCare Health Services has an ownership interest pursuant to joint venture agreements. Manor Care Realty owns 35% of the Winter Park, Florida facility and 94% of the Decatur, Georgia facility. ManorCare Health Services owns 50% of each of the Centreville, Ohio facility, the Sycamore Glen, Ohio facility and the Fitzgerald Mercy, Pennsylvania facility.

  Other Properties. Vitalink, with corporate offices in Naperville, Illinois, operates 57 pharmacies in 32 states, and In Home Health, with corporate offices in Minnetonka, Minnesota, leases 42 offices and 11 pharmacies. ManorCare Health Services' corporate headquarters are located at 11555 Darnestown Road, Gaithersburg, Maryland, 20878.

COMPETITION

  The senior housing and health care industries are highly competitive and ManorCare Health Services expects that the assisted living business in particular will become more competitive in the future. ManorCare Health Services' assisted living and skilled nursing facilities compete on a local and regional basis with other senior support health care providers, some of which have greater financial resources or operate on a nonprofit basis. ManorCare Health Services' competes with other providers on the basis of breadth and quality of services, reputation, location and physical appearance of the facilities, family preferences, relationship with key referral sources and, in the case of private patients, pricing. Accordingly, ManorCare Health Services seeks to meet competition in each locality by establishing a reputation within the local medical communities for high quality services and trained, caring staff.

  In general, regulatory and other barriers to competitive entry in the assisted living industry are not substantial. Some of ManorCare Health Services' present and potential competitors operate on a not-for-profit basis or as charitable organizations, while others have, or may obtain, greater financial resources than those of ManorCare Health Services. Consequently, there can be no assurance that ManorCare Health Services will not encounter increased competition that could limit its ability to attract residents or expand its business. Moreover, if the development of new assisted living facilities outpaces demand for those facilities in certain markets, such markets may become saturated. Such an oversupply of facilities could cause ManorCare Health Services to experience decreased occupancy, depressed margins and lower operating results.

  Vitalink competes with national institutional pharmacies as well as numerous local and regional retail pharmacies, as well as with the pharmacy operations owned by long-term care providers other than ManorCare Health Services. These competitors provide product and service offerings similar to those provided by Vitalink and may be larger or have greater financial resources than ManorCare Health Services.

  The home health care business is highly competitive and many such companies have experienced declines in performance. In Home Health competes with: (i) hospitals and public health agencies that provide short term, intermittent care, (ii) national specialized home care providers and (iii) other independent home care companies. The primary competitive factors in the home health care business are the price of the services and quality considerations such as responsiveness, the technical ability of the professional staff and the ability to provide comprehensive services.

GOVERNMENT FUNDING

  Assisted Living. As a result of limited government funding for the assisted living business, ManorCare Health Services relies and expects to rely in the future on the ability of its residents to pay the cost of care from their own financial resources. Depending on the nature of an individual's health insurance program or long-term care insurance policy, the individual may receive reimbursement for costs of care under an "alternative care benefit." Some state or local governments offer limited funding in the form of housing subsidies for rent or housing-related services for low income seniors. Others may provide subsidies in the form of additional payment for those who receive Supplemental Security Income. However, the federal government does not currently provide any reimbursement for ManorCare Health Services' assisted living facilities.

  Medicaid provides benefits for certain financially or medically needy persons, regardless of age, and is funded jointly by federal, state and local governments. Medicaid reimbursement varies from state to state. In 1981, the federal government approved a Medicaid waiver program called Home and Community-Based Care which was designed to permit states to develop programs specific to the health care and housing needs of the low-income elderly eligible for nursing home placement (a "Medicaid Waiver Program"). Under a Medicaid Waiver Program, states apply to the Health Care Financing Administration for a waiver to use Medicaid funds to support community-based options for low-income elderly who need long-term care. These waivers permit states to reallocate a portion of Medicaid funding for nursing facility care to other forms of care such as assisted living. In 1994, the federal government implemented new regulations which empowered states to further expand their Medicaid Waiver Programs and eliminated restrictions on the amount of Medicaid funding states could allocate to community-based care, such as assisted living. A limited number of states currently have such programs operating that allow them to pay for assisted living care. Without a Medicaid Waiver Program, states can only use federal Medicaid funds for long-term care in nursing facilities.

  Skilled Nursing. Patients seeking the service of ManorCare Health Services' skilled nursing facilities come from a variety of sources, and are principally referred by hospitals and physicians. ManorCare Health Services targets upper income, service sensitive patients who pay for services without benefit of any government assistance program for its skilled nursing facilities. Manor Care Realty locates its nursing facilities in geographies that are attractive to private pay patients because ManorCare Health Services believes that focusing on private pay patients helps reduce its exposure to potential changes in government reimbursement practice and enables ManorCare Health Services to achieve relatively attractive profit margins.

  ManorCare Health Services expects that state Medicaid and federal Medicare reimbursement programs will constitute an additional source of future revenues for its managed skilled nursing facilities. Both initial and continuing qualification of a skilled nursing care facility to participate in such programs depend upon many factors including, among other things, accommodations, equipment, services, patient care, safety, personnel, physical environment, and adequate policies, procedures and controls. Medicaid programs typically provide for fixed rate payment to health care providers who must accept reimbursement from Medicaid as payment in full for all covered services rendered to Medicaid patients. With respect to skilled nursing, Medicare is a retrospective payment system in which each facility receives an interim payment during the year, which is later adjusted to reflect actual allowable direct and indirect costs of services based on the submission of a cost report at the end of each year. As a result of the Budget Act, the Medicare payment system will become prospective such that skilled nursing facilities will be reimbursed per diem for specific covered services regardless of actual cost. See "Risk Factors--Regulation." There can be no assurance that either Medicaid or Medicare will pay rates that recognize all of ManorCare Health Services' costs of providing services to residents covered by those programs.

  Private Pay Patients. As a general rule, the profit margin is higher with private pay patients than with patients to whom services are rendered with government assistance programs. The following table sets forth certain information concerning occupancy and revenues of ManorCare Health Services' businesses as they were operated by Manor Care during fiscal year 1997:

                SKILLED NURSING AND ASSISTED LIVING FACILITIES

                                                                % OF      % OF
                                                              OCCUPANCY REVENUES
                                                              --------- --------
     Private Patients........................................     56%      57%
     Medicare Patients.......................................     10%      18%
     Medicaid Patients.......................................     34%      25%
                                                                 ---      ---
       Total.................................................    100%     100%
                                                                 ===      ===

GOVERNMENT REGULATION

  ManorCare Health Services' skilled nursing facilities and assisted living facilities are subject to extensive federal, state and local statutes and regulations. In addition, the facilities are subject to various local building codes and other ordinances. ManorCare Health Services believes that, at this time, none of its facilities is in violation of any applicable regulation that would threaten the operation of its business or materially affect the standard of care provided. Changes in applicable laws and regulations or new interpretations of existing laws and regulations could have a material adverse effect on licensure of ManorCare Health Services facilities, eligibility for participation in federal and state programs, permissible activities, costs of doing business, or the levels of reimbursement from governmental, private and other sources. In addition to extensive existing health care statutes and regulations and the Budget Act, there are numerous initiatives on the federal and state levels for comprehensive reforms. ManorCare Health Services cannot predict the ultimate timing, the content, or the impact of future legislation and regulations affecting ManorCare Health Services and the health care industry in general. See "Risk Factors--Regulation."

  Certificate of Need. Many of the states in which ManorCare Health Services operates have adopted Certificate of Need ("CON") statutes applicable to the assisted living and skilled nursing services provided by ManorCare Health Services. CON or similar laws generally require that approval must be obtained from the designated state health planning agency for certain acquisitions and capital expenditures, and determine that a need exists prior to the expansion of existing facilities, construction of new facilities, addition of beds, acquisition of major items of equipment or introduction of new services. Failure to obtain the necessary state approval can result in (i) the inability to provide services, to operate a facility, or to complete an acquisition, addition or other change; (ii) the imposition of sanctions; (iii) adverse action on the facility's license; and/or (iv) adverse reimbursement action. CONs or other approvals may be required in connection with ManorCare Health Services' future acquisitions and/or expansions. There can be no assurance that ManorCare Health Services will be able to obtain the CONs or other approvals necessary for any or all such projects. There can be no assurance that states with CON laws may not abolish such laws or that states without such laws will enact such CON laws.

  Anti-remuneration laws. ManorCare Health Services is subject to federal and state anti-remuneration laws, such as the Medicare/Medicaid anti-kickback laws, which govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of health care items or services. The Medicare/Medicaid anti-kickback law has been broadly interpreted to apply to certain contractual relationships between health care providers and sources of patient referral. State laws vary from state to state, are sometimes vague and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, civil and criminal penalties, and exclusion of health care providers or suppliers from participation in (i.e., furnishing covered items or services to beneficiaries of) the Medicare and Medicaid programs.

  Billing Regulation. Certain provisions in the Social Security Act authorize penalties, including exclusion from participation in Medicare and Medicaid, for various billing-related offenses. The Department of Health and Human Services can also initiate permissive exclusion actions for improper billing practices such as submitting claims "substantially in excess" of the provider's usual costs or charges, failure to disclose ownership and officers, or failure to disclose subcontractors and suppliers.

  Federal and State Assistance Programs. Substantially all of the Skilled Nursing Facilities which ManorCare Health Services operates are currently certified to receive benefits under Medicare and Medicaid. Both initial and continuing qualification of a nursing center or hospital to participate in such programs depends on many factors including accommodations, equipment, services, patient care, safety, personnel, physical environment and adequate policies, procedures and controls.

  Both the Medicare and Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy, intermediary determinations and governmental funding restrictions, all of which may materially increase or decrease the rate of program payments to health care facilities. ManorCare Health Services can give no assurance that payments under such programs will in the future remain at a level comparable to the present level or be sufficient to cover the operating and fixed costs allocable to such patients.

  There have been numerous initiatives on the Federal and state levels for comprehensive reforms affecting payment for and availability of health care services. On August 5, 1997, Congress enacted the Balanced Budget Act of 1997 (the "Budget Act") which changes the manner in which Medicare reimburses skilled nursing facilities for cost reporting periods beginning July 1, 1998. Medicare is currently a retrospective payment system in which each facility receives an interim payment during the year, which is later adjusted to reflect actual allowable direct and indirect costs of services based on the submission of a cost report at the end of each year. The Budget Act will result in a shift to a prospective Medicare payment system in which skilled nursing facilities will be reimbursed per diem for specific covered services regardless of actual cost. Specifically, the Budget Act provides that, over three reporting periods starting July 1, 1998, the Medicare program will phase into this prospective payment system. During the first reporting period, skilled nursing facilities will receive 75% of their reimbursement based on actual costs and 25% based on a federally-scheduled per diem rate. In the second reporting period, reimbursement will be 50% cost-based and 50% rate-based, in the third, 25% cost-based and 75% rate-based. Thereafter, skilled nursing facilities will be reimbursed by Medicare solely based on a prospective payment system. Pursuant to the Balanced Budget Act of 1997, between November 1998 and June 1999, the Medicare payment system for ManorCare Health Services will become prospective rather than retrospective. The Budget Act also gives states greater flexibility in the administration of their Medicaid programs in that the Budget Act repeals the requirement that payment be reasonable and adequate to cover the costs of "efficiently and economically operated" skilled nursing facilities. ManorCare Health Services cannot predict the impact that this change will have on ManorCare Health Services. ManorCare Health Services cannot predict whether any other proposals will be adopted at the Federal or state level or, if adopted and implemented, what effect, if any, such proposals will have on ManorCare Health Services. ManorCare Health Services believes, however, that government and private efforts to contain or reduce health care costs will continue and that these trends are likely to lead to reduced or slower growth in reimbursement for certain services it provides. A significant change in coverage, reduction in payment rates by third-party payors or the decline in availability of funding could have a material adverse effect on the business and financial condition of ManorCare Health Services.

  False Claim Regulation. False claims are prohibited pursuant to criminal and civil statues. Criminal provisions at 42 U.S.C. Section 1320a-7b prohibit filing false claims or making false statements to receive payment or certification under Medicare or Medicaid, or failing to refund overpayments or improper payments; offenses for violation are felonies punishable by up to five years imprisonment, and/or $25,000 fines. Civil provisions at 31 U.S.C. Section 3729 prohibit the knowing filing of a false claim or the knowing uses of false statements to obtain payment; penalties for violations are fines of not less than $5,000 nor more than $10,000, plus treble damages, for each claim filed.

  OSHA. Federal regulations promulgated by the Occupational Safety and Health Administration impose additional requirements on ManorCare Health Services with regard to protecting employees from hazards in the workplace, including exposure to blood-borne pathogens. ManorCare Health Services believes that it is in compliance with such regulatory requirements.

  Environmental Regulation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances, that could be located on, in or under such property. Such laws and regulation often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulation and could exceed the property's value and the aggregate assets of the owner or operator. The presence of these substances or failure to remediate such substances properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. Under these laws and regulations, an owner, operator or an entity that arranges for the disposal of hazardous or toxic substances at a disposal site may also be liable for the costs of any required remediation or removal of the hazardous or toxic substances at the disposal site. In connection with the ownership or operation of its properties, ManorCare Health Services could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties.

INSURANCE

  Health care companies are subject to medical malpractice, personal injury and other liability claims which are customary risks inherent in the operation of health facilities and are generally covered by insurance. ManorCare Health Services maintains property, liability and professional malpractice insurance policies in amounts and with such coverage and deductibles which are deemed appropriate by management, based upon historical claims, industry standards and the nature and risks of its business. In addition, ManorCare Health Services self insures, either directly or indirectly through insurance arrangements requiring it to reimburse insurance carriers, some of its liability risks other than catastrophic exposures.

  There can be no assurance that claims will not arise which are in excess of ManorCare Health Services' insurance coverage or are not covered by ManorCare Health Services' insurance coverage. A successful claim against ManorCare Health Services not covered by, or in excess of, ManorCare Health Services' insurance could have a material adverse effect on ManorCare Health Services' financial condition and results of operations. Claims against ManorCare Health Services, regardless of their merit or eventual outcome, may also have a material adverse effect on ManorCare Health Services' ability to attract residents or expand its business and would require management to devote time to matters unrelated to the operation of ManorCare Health Services' business. In addition, ManorCare Health Services' insurance policies must be renewed annually and there can be no assurance that ManorCare Health Services will be able to continue to obtain liability insurance coverage in the future or, if available, that such coverage will be available on acceptable terms.

LEGAL PROCEEDINGS

  ManorCare Health Services is subject to regulatory and legal actions, investigations or claims for damages that arise from time to time in the ordinary course of business. Although it is impossible to predict the outcome of any legal proceeding and ManorCare Health Services cannot estimate the range of the ultimate liability, if any, relating to these proceedings, ManorCare Health Services believes that it has meritorious defenses to the claims pending against it in such proceedings and that the outcome of such proceedings should not, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of ManorCare Health Services.

              MANORCARE HEALTH SERVICES PRO FORMA FINANCIAL DATA

  ManorCare Health Services has been formed by Manor Care for the purpose of effecting the Distribution and has no operating history as a separate, independent company. The historical combined financial statements of ManorCare Health Services reflect periods during which ManorCare Health Services did not operate as a separate, independent company and certain assumptions were made in preparing such financial statements. The historical combined financial statements of ManorCare Health Services may not necessarily reflect the consolidated results of operations or financial position of ManorCare Health Services or what the results of operations would have been if ManorCare Health Services had been an independent, public company during such periods.

  The unaudited pro forma combined condensed statement of income for the fiscal year ended May 31, 1997 and the three month period ended August 31, 1997 gives effect to the Distribution and related transactions (including the Exchange Offer, the Lease Agreements, and the Assisted Living Facility Management Agreement) as if such transactions occurred on June 1, 1996 and June 1, 1997, respectively and the Vitalink merger ("TeamCare Merger") with and into TeamCare, Inc. ("TeamCare") as if it had occurred on June 1, 1996 and June 1, 1997, respectively. The condensed statement of income for the fiscal year ended May 31, 1997 and the three month period ended August 31, 1997 has been prepared by adjusting the historical combined statement of income to reflect the Distribution and related transactions as if they had been effected on June 1, 1996 and June 1, 1997, respectively.

  The unaudited pro forma combined condensed balance sheet at August 31, 1997 gives effect to the Distribution and related transactions (including the Exchange Offer and the Lease Agreements) as if such transactions had occurred at that date. Such balance sheet has been prepared by adjusting the historical combined balance sheet to reflect the Distribution and related transactions as if they had been effected on August 31, 1997.

  The unaudited pro forma financial statements should be read in conjunction with the financial data presented elsewhere in this Registration Statement. The pro forma financial data are presented for informational purposes only and may not reflect the future results of operations or financial position of ManorCare Health Services or what the results of operations or financial position would have been had ManorCare Health Services operated as an independent, public company during such periods.

                           MANORCARE HEALTH SERVICES

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                     FOR THE FISCAL YEAR ENDED MAY 31, 1997
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                                        PRO FORMA
                                                                       ADJUSTMENTS
                                                            ---------------------------------------
                                       TEAM                                  LEASE       MANAGEMENT     PRO
                          HISTORICAL   CARE       SUBTOTAL  DISTRIBUTION   AGREEMENTS    AGREEMENT     FORMA
                          ---------- --------     --------  ------------   ----------    ----------  ----------
Revenues................   $471,152  $192,364 (h) $663,516    $ (1,603)(a) $1,017,570(c)   $2,483(e) $1,681,966
Expenses:
 Operating expenses.....    413,762   170,681 (h)  584,443      (2,081)(a)    733,362(c)    2,081(e)  1,494,809
                                                                              177,004(d)
 Depreciation and
  amortization..........     20,135     8,027 (h)   28,162        (365)(a)                               27,797
 General corporate and
  other.................      8,385                  8,385         (77)(a)     59,774(b)                 70,592
                                                                 2,510 (b)
                           --------  --------     --------    --------     ----------      ------    ----------
 Total expenses.........    442,282   178,708      620,990         (13)       970,140       2,081     1,593,198
Income before other
 income and (expenses)
 and income taxes.......     28,870    13,656 (h)   42,526      (1,590)        47,430         402        88,768
                           --------  --------     --------    --------     ----------      ------    ----------
Other income and
 (expenses):
 Gain on issuance of
  Vitalink stock........     50,271                 50,271                                               50,271
 Minority interest
  expense...............     (3,881)   (4,068)(h)   (7,949)                                              (7,949)
 Interest expense.......    (17,317)   (7,737)(h)  (25,054)    (11,250)(f)                              (25,113)
                                                                11,191 (a)
 Other expenses, net....      2,162       127 (h)    2,289      36,250 (g)                               38,539
                           --------  --------     --------    --------     ----------      ------    ----------
Income before income
 taxes..................     60,105     1,978       62,083      34,601         47,430         402       144,516
Provision for income
 taxes..................     23,917     4,175 (h)   28,092      13,840 (i)     18,684(i)      208(i)     60,824
                           --------  --------     --------    --------     ----------      ------    ----------
Net income (loss).......   $ 36,188  $ (2,197)    $ 33,991    $ 20,761     $   28,746      $  194    $   83,692
                           ========  ========     ========    ========     ==========      ======    ==========
Outstanding shares of
 common stock...........                                                                                 63,257
Earnings per share......                                                                             $     1.32
                                                                                                     ==========


 The accompanying notes are an integral part of this combined pro forma income statement.

                           MANORCARE HEALTH SERVICES

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                   FOR THE THREE MONTHS ENDED AUGUST 31, 1997
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                              PRO FORMA
                                             ADJUSTMENTS
                                       -------------------------
                                                        LEASE
                           HISTORICAL  DISTRIBUTION   AGREEMENTS     PRO FORMA
                           ----------  ------------   ----------     ---------
Revenues.................  $ 158,696                  $ 278,102 (c)  $ 436,798
Operating expenses.......   (153,619)                  (205,385)(c)   (403,446)
                                                        (44,442)(d)
Depreciation and
 amortization............     (7,199)                                   (7,199)
General corporate and
 other...................     (3,292)       (807)(b)     (9,895)(b)    (13,994)
                           ---------     -------      ---------      ---------
 Total expenses..........   (164,110)       (807)      (259,722)      (424,639)
                           ---------     -------      ---------      ---------
Income before other
 income and (expenses)
 and income taxes........     (5,414)       (807)        18,380         12,159
Interest income and
 other...................        426       9,063 (g)                     9,489
Minority interest
 expense.................      7,301                                     7,301
Interest expense.........     (4,527)      1,820 (a)                    (5,520)
                                          (2,813)(f)
                           ---------     -------      ---------      ---------
Income before income
 taxes...................     (2,214)      7,263         18,380         23,429
Provision for income
 taxes...................       (750)     (3,087)(i)     (6,920)(i)    (10,757)
                           ---------     -------      ---------      ---------
Net income (loss)........  $  (2,964)    $ 4,176      $  11,460      $  12,672
                           =========     =======      =========      =========
Outstanding shares of
 common stock............                                               63,708
Earnings per share.......                                            $    0.20
                                                                     =========


 The accompanying notes are an integral part of this combined pro forma income statement.

                           MANORCARE HEALTH SERVICES
                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                AUGUST 31, 1997

                                                       PRO FORMA
                                           HISTORICAL ADJUSTMENTS    PRO FORMA
                                           ---------- -----------    ----------
ASSETS
Current assets:
  Cash and cash equivalents...............  $ 23,631   $220,000 (a)  $  226,131
                                                        (17,500)(b)
  Other current assets....................   132,617    119,586 (d)     252,203
                                            --------   --------      ----------
  Total current assets....................   156,248    322,086         478,334
Property and Equipment....................   222,772     14,605 (a)     237,377
Goodwill, net.............................   351,668                    351,668
Realty Note...............................              250,000 (a)     250,000
Other assets..............................    52,079     11,016 (a)      63,095
                                            --------   --------      ----------
Total assets..............................   782,767    597,707       1,380,474
                                            ========   ========      ==========
LIABILITIES AND EQUITY
Current liabilities.......................    62,845     55,496 (d)     118,341
Long-term debt............................   117,748    150,000 (c)     267,748
Due to ManorCare..........................    75,560    (75,560)(c)         --
Mortgage Notes............................       --      45,560 (c)      45,560
Other noncurrent liabilities..............    71,951          0          71,951
Minority interest.........................   177,428          0         177,428
                                            --------   --------      ----------
Total liabilities.........................   505,532    175,496         681,028
Total equity..............................   277,235    508,121 (a)     699,446
                                                       (150,000)(c)
                                                         64,090 (d)
                                            --------   --------      ----------
Total liabilities and equity..............  $782,767   $597,707      $1,380,474
                                            ========   ========      ==========


 The accompanying notes are an integral part of this combined condensed balance sheet.

NOTES TO PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

(a) Reflects the elimination of revenues, income and expenses associated with facilities which opened during fiscal year 1997 (the "Developed Properties"). These facilities would not have been purchased by ManorCare Health Services under the terms of the Development Agreement until such facilities achieved 80% occupancy.

(b) Reflects net additional costs associated with staffing of human resources, finance, legal, information technology, cash management, accounting personnel and directors costs.

(c) Reflects revenues and operating expenses of skilled nursing facilities owned by Manor Care Realty and leased by ManorCare Health Services under the terms of the Lease Agreements.

(d) Reflects lease payments to Manor Care Realty for skilled nursing facilities under the terms of the Lease Agreements.

(e) Reflects revenues and expenses associated with management of the Developed Properties under the terms of the Assisted Living Facility Management Agreement.

(f) Reflects interest expense associated with the assumption of $150.0 million of 7 1/2% Senior Notes due 2006.

(g) Reflects interest income earned on cash of $250.0 million at 5.75% and the Realty Note at 8.75% contributed to ManorCare Health Services on the Effective Date.

(h) Reflects TeamCare operations from June 1, 1996 to January 31, 1997, the portion of the fiscal year which represents the time period prior to the TeamCare Merger.

(i) Reflects tax effect of adjustments made pursuant to notes (a) through (h).

NOTES TO PRO FORMA COMBINED CONDENSED BALANCE SHEET

(a) Reflects additional cash of $250.0 million, the Realty Note and certain other assets contributed to ManorCare Health Services at the Effective Date.

(b) Reflects the payment of transaction fees.

(c) Reflects the assumption of $150.0 million of 7 1/2% Senior Notes due 2006 and of mortgages associated with certain ManorCare Health Services properties.

(d) Reflects the working capital of the management of skilled nursing facilities under the terms of the Lease Agreements.

         MANORCARE HEALTH SERVICES SELECTED HISTORICAL FINANCIAL DATA

  The statements of income data for the fiscal years ended May 31, 1997, 1996 and 1995 and the balance sheet data for the fiscal years ended May 31, 1997 and 1996 are derived from the audited combined financial statements of ManorCare Health Services. The statements of income data for the fiscal years ended May 31, 1994 and May 31, 1993 and the balance sheet data at May 31, 1995, May 31, 1994 and May 31, 1993 are derived from unaudited combined financial statements of ManorCare Health Services that, in the opinion of ManorCare Health Services, reflect all adjustments consisting of normal recurring adjustments necessary to present fairly the information set forth below. The statements of income data for the three month periods ended August 31, 1996 and 1997 and the balance sheet data as of August 31, 1996 and 1997 are derived from the unaudited combined financial statements of ManorCare Health Services. The following selected historical financial data of ManorCare Health Services should be read in conjunction with the historical combined financial statements and notes thereto included elsewhere in this Registration Statement. The historical combined financial statements of ManorCare Health Services may not necessarily reflect the results of operations or financial position that would have been obtained had ManorCare Health Services been a separate, independent company. See "Management's Discussion and Analysis of Results of Operations and Financial Condition of ManorCare Health Services." Earnings per share data are presented elsewhere in this Registration Statement and on a pro forma basis only. See "ManorCare Health Services Pro Forma Financial Data."

                          THREE MONTHS ENDED
                              AUGUST 31,               FISCAL YEARS ENDED MAY 31,
                          -------------------- -----------------------------------------------
                            1997       1996      1997      1996      1995      1994     1993
                          ---------  --------- --------  --------  --------  --------  -------
                                                     (IN THOUSANDS)            (UNAUDITED)
STATEMENTS OF INCOME
 DATA:
Revenues................  $ 158,696  $ 86,253  $471,152  $263,047  $125,987  $106,374  $73,444
Expenses:
  Operating expenses....    153,619    74,533   413,762   227,410    99,011    85,598   57,663
  Depreciation and
   amortization.........      7,199     3,718    20,135    11,583     6,090     4,339    2,738
  General corporate and
   other................      3,292     1,814     8,385     9,195     2,957       837      894
  Provision for asset
   impairment...........        --        --        --      1,200       --        --       --
                          ---------  --------  --------  --------  --------  --------  -------
    Total expenses......    164,110    80,065   442,282   249,388   108,058    90,774   61,295
                          ---------  --------  --------  --------  --------  --------  -------
Income before other
 income and (expenses)
 and income taxes.......     (5,414)    6,188    28,870    13,659    17,929    15,600   12,149
                          ---------  --------  --------  --------  --------  --------  -------
Other income and
 (expenses):
  Gain on issuance of
   Vitalink stock.......        --        --     50,271       --        --        --       --
  Interest expense......     (4,527)   (3,840)  (17,317)  (11,387)   (3,898)   (1,698)  (1,684)
  Other income
   (expenses), net......      7,727       150    (1,719)      276    (1,152)     (934)    (446)
                          ---------  --------  --------  --------  --------  --------  -------
Income before income
 taxes..................     (2,214)    2,498    60,105     2,548    12,879    12,968   10,019
Income taxes............        750     1,273    23,917     1,437     6,055     6,271    4,488
                          ---------  --------  --------  --------  --------  --------  -------
Net income..............  $  (2,964) $  1,225  $ 36,188  $  1,111  $  6,824  $  6,697  $ 5,531
                          =========  ========  ========  ========  ========  ========  =======
OTHER FINANCIAL DATA:
EBITDA(1)...............      1,785     9,906    49,005    26,442    24,019    19,939   14,887
EBITDA margin...........       1.12%    11.48%    10.40%    10.05%    19.06%    18.74%   20.27%
Ratio of EBITDA to
 interest expense.......       0.39x     2.58x     2.83x     2.32x     6.16x    11.74x    8.84x
Ratio of earnings to
 fixed charges(2).......       0.54x     1.49x     3.64x     1.07x     3.45x     6.72x    6.10x
Cash provided by
 operating activities...  $ (11,015) $  8,793  $  4,401  $  8,043  $ 16,701       n/a      n/a
Investment in property
 and equipment..........      5,072     9,466    39,974    32,001    25,020       n/a      n/a
Total assets............    728,767   345,544   787,377   334,880   134,502  $ 80,850  $64,380
Long-term debt..........    193,308    51,070   180,843    51,387     1,837       106      134
Investments and advances
 from Manor Care........    277,235   204,178   277,066   193,807    90,020    43,345   31,343

--------
(1) EBITDA represents earnings before interest, income taxes, depreciation, amortization and certain other special charges, including the addition of $1.2 million in fiscal year 1996 relating to the impairment of assets. EBITDA is not intended to represent cash flows for the period, is not presented as an alternative to operating income as an indicator of operating performance, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See Manor Care Health Services' consolidated financial statements and the notes thereto appearing elsewhere in this Registration Statement.
(2) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before provision for income taxes including dividends from less than 50% owned companies and Manor Care Health Services' share of pre-tax income of 50%-owned companies carried at equity, before fixed charges net of capitalized interest. Fixed charges comprise interest on long-term and short-term debt, including capitalized interest, the portion of rentals representative of an interest factor and Manor Care Health Services' share of fixed charges of 50%-owned companies carried at equity.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF MANORCARE HEALTH SERVICES'
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION

  A number of significant factors, which are discussed below, affected the combined results of operations, financial condition and liquidity of ManorCare Health Services during the three fiscal years ended May 31, 1997, May 31, 1996 and May 31, 1995. This discussion should be read in conjunction with the Combined Financial Statements of ManorCare Health Services and notes thereto for such fiscal years included elsewhere in this Registration Statement. However, since ManorCare Health Services was operated as part of Manor Care during the periods presented, these financial statements may not necessarily reflect the consolidated results of operations or financial position of ManorCare Health Services or what the results of operations would have been if ManorCare Health Services had been an independent, public company during those periods.

OVERVIEW AND OUTLOOK

  ManorCare Health Services owns and operates assisted living facilities serving primarily the private pay elderly market. ManorCare Health Services assisted living facilities operate under the brand names "Springhouse" and "Arden Courts." Springhouse facilities serve the general assisted living population of frail elderly, while Arden Courts facilities are specifically focused on providing care to persons suffering from early to middle-stage Alzheimer's disease and related memory impairment. These assisted living facilities provide housing, personalized support and health care services in a non-institutional setting designed to address the individual needs of the elderly or Alzheimer's afflicted requiring regular assistance with activities of daily living, such as eating, bathing, dressing and personal hygiene, but who do not require the level of care provided by a skilled nursing facility.

  ManorCare Health Services also owns approximately 51% of Vitalink and 64% of the voting stock of In Home Health. Vitalink is a publicly traded institutional pharmacy company which provides medications, consulting, infusion and other ancillary services to approximately 174,000 institutional beds as well as to home infusion patients through 57 pharmacies. In Home Health is a publicly traded company which provides a broad range of professional and support services to clients requiring medical and personal assistance in their homes. Services provided include nursing care, infusion therapy, rehabilitation, and personal care.

RESULTS OF OPERATIONS

 Comparison of Three Months Ended August 31, 1997 vs. Three Months Ended August 31, 1996

  Net income showed $3.0 million loss for the three months ended August 31, 1997 as compared to $1.2 million profit reported for the same period last year. This decrease was due primarily to unusual items at In Home Health and Vitalink. Vitalink announced on August 4, 1997 a non-recurring, after-tax charge of approximately $1.9 million for the quarter ended August 31, 1997 for severance and related expenses in connection with the resignation of Vitalink's Chief Executive Officer and the consolidation of all corporate functions in Naperville, Illinois. In Home Health, Inc. announced on August 14, 1997 that it added $13 million to its Medicare receivables reserves in connection with recently received Medicare reimbursement decisions. The impact of these unusual items on net income for the quarter ended August 31, 1997 is $3.7 million, or $0.06 per share.

  Revenues increased $72.4 million (84%) to $158.7 million for the three month period ended August 31, 1997 from the same period last year, while operating expenses increased $79.1 million (106%) to $153.6 million.

  Revenue increase for the three months ended August 31, 1997 from the same period in the prior year reflects the impact of Vitalink's merger with TeamCare ($70.3 million). Operating margin compression in the first quarter of fiscal year 1998 was principally due to lower margin operations at In Home Health and Vitalink.

  General corporate and other expense of $3.3 million and $1.8 million reported in the first quarter of fiscal years 1998 and 1997, respectively, represented 2.1% of revenues. General corporate and other expense includes all indirect operating expenses as well as risk management, information systems, treasury, accounting, legal and other administrative support for ManorCare Health Services and its subsidiaries.

  Interest expense increased $0.7 million (18%) to $4.5 million for the three months ended August 31, 1997 when compared to the same period last year primarily as a result of the assumption of $106.4 million of TeamCare debt in February 1997.

 Comparison of Fiscal Year Results

  Net income was $36.2 million for fiscal year 1997, an increase of $35.1 million compared to fiscal year 1996. Excluding the impact of the gain on the issuance of Vitalink stock, fiscal year 1997 net income increased by $4.7 million. Fiscal year 1996 net income decreased by $5.7 million to $1.1 million, a decrease from fiscal year 1995 net income of $6.8 million. This decrease resulted primarily from start-up losses and depreciation and amortization related to the five new assisted living facilities opened during fiscal year 1996.

  Revenues increased $208.1 million (79%) to $471.2 million in fiscal year 1997, while operating expenses increased $186.4 million (82%) to $413.8 million. This compares to an increase in revenues of $137.1 million (109%) and an increase in operating expenses of $128.4 million (130%) in fiscal year 1996. Operating margin compression in fiscal year 1997 was principally due to lower margin operations at TeamCare and In Home Health, as well as new assisted living development. Operating margin compression in 1996 was principally due to the inclusion of home health operations relating to ManorCare Health Services' investment in In Home Health as well as a significant level of new assisted living development.

  Revenue increases in fiscal year 1997 reflect the impact of Vitalink's merger with TeamCare ($94.6 million), the reflection of a full year's revenues for In Home Health ($50.2 million), capacity increases ($37.8 million), increases in rates ($11.5 million) at existing assisted living facilities, Vitalink's acquisition of a pharmacy ($12.4 million) and occupancy increases ($3.6 million). Fiscal year 1996 revenue growth was driven by ManorCare Health Services' entry into the home health market through the acquisition of a majority interest in In Home Health ($74.2 million, which represents the period of ownership from October 1995 to May 1996), capacity growth ($31.1 million), occupancy increases ($3.8 million), rate increases ($10.4 million), and an acquired pharmacy and infusion business and pharmacy by Vitalink ($5.1 million). ManorCare Health Services acquired six assisted living facilities and opened five Arden Courts in fiscal year 1996.

  The fiscal year 1997 operating expense increase of $186.4 million reflects Vitalink's Merger with TeamCare ($82.4 million), the impact of a full year of expenses from In Home Health ($53.3 million), increases in patient acuity as well as operating expenses relating to the five assisted living facilities opened in fiscal year 1997 and the increases in occupancy and capacity at existing facilities. Fiscal year 1996 operating expense growth was driven by the consolidation of In Home Health ($73.9 million), an acquired pharmacy and infusion business and pharmacy by Vitalink ($4.1 million) as well as increases in occupancy and capacity.

  General corporate and other expense of $8.4 million, $9.2 million and $3.0 million in fiscal years 1997, 1996 and 1995, respectively, represented 1.8% of revenues in fiscal year 1997, 3.5% of revenues in fiscal year 1996, and 2.3% of revenues in fiscal year 1995. General corporate and other expense includes all indirect operating expenses as well as risk management, information systems, treasury, accounting, legal and other administrative support for the Company and its subsidiaries. The decline in general corporate and other expense in fiscal year 1997 is directly related to a reduction in the level of support services provided to In Home Health ($2.0 million). Exclusive of the impact of this reduction, general corporate and other expense represented 2.2% of revenues in fiscal year 1997. The decline in general corporate and other expense as a percentage of revenues in fiscal year 1997 is directly related to improving economies of scale resulting from the addition of new and acquired assisted living facilities, pharmacies, and the home health business.

  Interest expense increased $3.2 million (107%) to $6.1 million in fiscal year 1997 primarily as a result of the assumption of $106.4 million of TeamCare debt in February 1997 as well as additional borrowings in connection with newly developed facilities as discussed above. The interest expense increase of $2.8 million in fiscal year 1996 as compared to fiscal year 1995 was primarily attributable to additional borrowings in connection with newly developed properties and acquisitions.

  ManorCare Health Services recorded a provision of $1.2 million in fiscal year 1996 related to the impairment of certain capitalized systems development costs.

LIQUIDITY AND CAPITAL RESOURCES

  In connection with the Distribution, ManorCare Health Services will receive cash of approximately $250 million and the Realty Note of $250.0 million, which will be used primarily to finance the acquisition of assisted living facilities developed by Manor Care Realty. See "The Distribution--Manner of Effecting the Distribution."

  Historically, all cash received by the assisted living and pharmacy facilities has been deposited in or combined with Manor Care's corporate funds as part of Manor Care's cash management system. Following the Distribution, ManorCare Health Services will maintain its own cash balances and will implement an internal cash management system. In addition, ManorCare Health Services expects to have access to a revolving credit facility.

  ManorCare Health Services' working capital ratio at August 31, 1997 and 1996 was 2 to 1. ManorCare Health Services attempts to minimize its investment in net current assets.

  Total long term debt totaled $193.3 million at August 31, 1997 and $51.1 million at August 31, 1996. These amounts are comprised of bank debt associated with Vitalink's merger with TeamCare, amounts due to Manor Care relating to mortgages on assisted living properties, and obligations under capitalized leases. The current portion of debt at August 31, 1997 amounted to $3.4 million.

  ManorCare Health Services' working capital ratio at May 31, 1997, and 1996, was 2 to 1. ManorCare Health Services attempts to minimize its investment in net current assets.

  Total long term debt totaled $180.8 million at May 31, 1997, and $51.4 million at May 31, 1996. These amounts are comprised of bank debt associated with Vitalink's merger with TeamCare, amounts due to Manor Care relating to mortgages on assisted living properties, bank debt associated with Manor Care's tender offer for Vitalink stock, and obligations under capitalized leases. The current portion of debt at May 31, 1997 amounted to $5.8 million.

  On a short-term and long-term basis, ManorCare Health Services believes that its cash flows from operations, together with the proceeds of the Capital Contribution and available borrowings under the ManorCare Health Services Credit Facility (as defined herein) will provide it with sufficient resources to meet its working capital needs, to finance projected capital expenditures and to meet its foreseeable liquidity requirements.

PROPERTY AND ACQUISITIONS

  On February 12, 1997, Vitalink completed a merger with TeamCare, the pharmacy subsidiary of GranCare, Inc. ("GranCare"). Vitalink issued 11.4 million shares in exchange for all of the outstanding shares of GranCare. In addition, Vitalink funded the redemption of $98.2 million of GranCare's 9 3/8% Senior Subordinated Notes and assumed approximately $100 million of additional GranCare indebtedness. On May 21, 1997, ManorCare Health Services successfully completed its tender offer to purchase 1.5 million shares of Vitalink common stock. As a result of the tender offer, ManorCare Health Services' interest in Vitalink was increased to approximately 51%. The net pretax gain resulting from these transactions in Vitalink stock was $50.3 million. Vitalink also purchased a pharmacy for $5.3 million.

  Investment in property and equipment includes routine capital expenditures and specialty product conversion. During the first quarter of fiscal years 1997 and 1996, investment in property and equipment amounted to $4.2 million and $9.6 million, respectively.

  Investment in property and equipment includes routine capital expenditures and specialty product conversions. During fiscal years 1997 and 1996, investment in property and equipment amounted to $40.0 million and $31.6 million, respectively. Additionally, during fiscal year 1996, $74.3 million was spent to acquire six assisted living centers with five attached skilled nursing units and Vitalink purchased two pharmacies for $6.3 million. In October 1995, ManorCare Health Services purchased approximately 41% of In Home Health's common stock for $22.9 million and invested another $20.0 million for 100% of its outstanding voting convertible preferred stock and for warrants to purchase an additional 6.0 million shares of common stock.

  ManorCare Health Services' five-year strategic plan includes the acquisition of 170 Arden Courts and 38 Springhouse facilities. ManorCare Health Services expects the majority of these acquisitions will be newly developed facilities open less than two years. ManorCare Health Services estimates capital expenditures to acquire Arden Courts and Springhouse facilities of approximately $25 million and $160 million in fiscal years 1998 and 1999, respectively. Additionally, ManorCare Health Services expects to incur minor expenditures for routine renovation and maintenance of existing properties. ManorCare Health Services plans to finance these capital expenditures with cash flow from operations and the Capital Contribution.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

  Certain statements included in this Registration Statement including the words "plans," "anticipates," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. ManorCare Health Services undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which is effective for fiscal years ending after December 15, 1997, including interim periods. Earlier adoption is not permitted. However, an entity is permitted to disclose pro forma earnings per share amounts computed under SFAS 128 in the notes to the financial statements in periods prior to adoption. The statement requires restatement of all prior-period earnings per share data presented after the effective date. ManorCare Health Services plans to adopt SFAS 128 in fiscal year 1998 and has not determined the impact of adoption.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which is effective for fiscal years beginning after December 15, 1997. The statement establishes standards for reporting and display of comprehensive income and its components. ManorCare Health Services plans to adopt SFAS 130 in fiscal year 1999 and has not determined the impact of adoption.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for fiscal years beginning after December 15, 1997. ManorCare Health Services plans to adopt SFAS 131 in fiscal year 1999 and has not determined the impact of adoption.

       DESCRIPTION OF CERTAIN INDEBTEDNESS OF MANORCARE HEALTH SERVICES

THE CREDIT FACILITY

  In addition, ManorCare Health Services anticipates entering into a new $100-200 million revolving credit facility (the "ManorCare Health Services Credit Facility"). ManorCare Health Services expects that the ManorCare Health Services Credit Facility will be unsecured and will be available for general corporate and working capital purposes, including acquisitions. ManorCare Health Services expects that the ManorCare Health Services Credit Facility will have a maturity of five years and that interest on the outstanding balances under the ManorCare Health Services Credit Facility will accrue on a variable rate basis. ManorCare Health Services expects that the ManorCare Health Services Credit Facility will contain certain customary affirmative and negative covenants, including, without limitation, covenants that will restrict, subject to certain exceptions, (i) incurrence of additional indebtedness and other obligations, (ii) certain mergers and consolidations,
(iii) asset sales, (iv) a change in control, (v) granting of liens to secure indebtedness, (vi) prepayment or modification of the terms of other indebtedness, and (vii) engaging in transactions with affiliates. ManorCare Health Services also expects that it will be required to satisfy certain financial ratios and tests under the Credit Facility.

NEW MCHS SENIOR NOTES


  For a description of the New MCHS Senior Notes, see "Description of New MCHS Senior Notes."

                    MANAGEMENT OF MANORCARE HEALTH SERVICES

EXECUTIVE OFFICERS OF MANORCARE HEALTH SERVICES

  The name, age, proposed title upon consummation of the Distribution and business background of each of the persons who are expected to become on the Effective Date the executive officers of ManorCare Health Services are set forth below. The business address of each of the prospective executive officers is 11555 Darnestown Road, Gaithersburg, Maryland, 20878, unless otherwise indicated.

          NAME           AGE                        POSITION
          ----           ---                        --------
Stewart Bainum, Jr. ....  51 Chairman of the Board
Donald C. Tomasso.......  52 President and Chief Executive Officer
H. David Lundgren.......  46 Senior Vice President, Human Resources
James H. Rempe..........  67 Senior Vice President, General Counsel and Secretary
Scott J. Van Hove.......  40 Executive Vice President, Operations
Wolfgang von Maack......  57 President and Chief Executive Officer of In Home Health

  Stewart Bainum, Jr. Chairman of the Board of Manor Care and ManorCare Health Services, Inc. (a subsidiary of Manor Care which prior to the Distribution owned and operated Manor Care's assisted living and skilled nursing facilities) ("Old ManorCare Health Services") since March 1987; Chief Executive Officer of Manor Care since March 1987 and President since June 1989; Chairman of the Board of Vitalink since February 1997; Vice Chairman of the Board of Vitalink from February 1995 to February 1997; Chairman of the Board of Choice since November 1996; Vice Chairman of the Board of Manor Care and subsidiaries from June 1982 to March 1987; Director of Manor Care since August 1981, of Vitalink since September 1991, of Old ManorCare Health Services since 1976 and of Choice and its predecessors since 1977; Chief Executive Officer of Old ManorCare Health Services since June 1989 and President from May 1990 to May 1991; Chairman of the Board and Chief Executive Officer of Vitalink from September 1991 to February 1995 and President and Chief Executive Officer from March 1987 to September 1991; Chairman of the Board of Choice from March 1987 to June 1990.

  Donald C. Tomasso. Executive Vice President of Manor Care and President of Old ManorCare Health Services since September 1996; President, Long-Term Care Division of Old ManorCare Health Services from February 1995 to August 1996 and a Director of Old ManorCare Health Services since June 1991; President and Chief Operating Officer of Old ManorCare Health Services from May 1991 to February 1995; Chairman and Chief Executive Officer of Vitalink from February 1995 to February 1997 and Vice Chairman from September 1991 to February 1995; previously employed by Marriott Corporation for more than five years, including as Executive Vice President/General Manager of the Roy Rogers Division; Director of In Home Health since October 1995.

  H. David Lundgren. Vice President, Organizational Strategy and Development of Aetna, Inc. from 1996 to April 1997; Vice President, Human Resources of Aetna Inc. from 1992 to 1996.

  James H. Rempe. Senior Vice President, General Counsel and Secretary of Manor Care since August 1981, of Choice and its predecessors from February 1981 to November 1996 and of Old ManorCare Health Services since December 1980; Secretary of Vitalink from January 1993 to January 1997 and a Director since September 1994; Senior Vice President and a Director of Vitalink from January 1983 to September 1991; Director of In Home Health since October 1995.

  Scott J. Van Hove. Senior Vice President and Chief Administrative Officer of Manor Care since December 1995; Executive Vice President, Operations of Old ManorCare Health Services since February 1997; Senior Vice President of Old ManorCare Health Services from December 1995 to January 1997; Vice President of Operations, of Manor Care from March 1990 to December 1995.

  Wolfgang von Maack. President and Chief Executive Officer of In Home Health since May 1997; Senior Vice President, Healthcare Services of Old ManorCare Health Services since June 1990; Vice President, Operations of Old ManorCare Health Services from March 1988 to June 1990.

COMPENSATION OF EXECUTIVE OFFICERS

  The following table sets forth certain information concerning the annual and long-term compensation of those persons who, following the Distribution, will serve as the chairman of the board and the four other most highly compensated executive officers of ManorCare Health Services (the "Named Officers"):

                          SUMMARY COMPENSATION TABLE

                                      ANNUAL COMPENSATION           LONG-TERM COMPENSATION
                                    ----------------------- --------------------------------------
                             FISCAL                          STOCK   STOCK OPTION     ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR   SALARY   BONUS   OTHER  AWARDS  SHARES (#)(1) COMPENSATION(2)
---------------------------  ------ -------- -------- ----- -------- ------------- ---------------
Stewart Bainum, Jr.(3)...     1997  $568,062 $340,837   (4)      --     60,000         $35,074
 Chairman of the Board        1996   625,102  337,555   (4)      --     60,000          33,543
                              1995   572,308  343,385   (4)      --        --            9,000
Donald C. Tomasso........     1997   428,002  235,401   (4)      --     35,000          18,760
 President                    1996   400,005  145,602   (4)      --     50,000           5,750
 Chief Executive Officer      1995   345,737  190,155   (4)      --        --            2,250
James H. Rempe...........     1997   281,507  140,754   (4) $271,250    15,000          16,727
 Senior Vice President,       1996   269,048  121,072   (4)      --     15,000          15,969
 General Counsel and          1995   267,349  133,675   (4)      --        --            9,000
 Secretary
Scott J. Van Hove........     1997   240,192  116,753   (4)      --     50,000          14,542
 Executive Vice
  President,                  1996   210,310   89,754   (4)      --     40,000           8,690
 Operations                   1995   183,393   68,311   (4)      --        --            6,750
Wolfgang von Maack.......     1997   238,992   81,182   (4)      --     14,000          10,588
 President and                1996   227,677   76,727   (4)      --     10,000          10,245
 Chief Executive Officer,     1995   225,219   66,665   (4)      --        --            6,750
 In Home Health, Inc.

--------
(1) Represents options to purchase shares of Manor Care Common Stock. For a discussion of the treatment of options in connection with the Distribution, see "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution--Employee Benefits and Other Employment Matters Allocation Agreement."
(2) Represents amounts contributed by Manor Care for fiscal 1997, 1996 and 1995 under the 401(k) Plan and the Nonqualified Savings Plan, which provide retirement and other benefits to eligible employees, including the Named Officers. Amounts contributed in cash or stock by Manor Care during fiscal 1997 under the 401(k) Plan for the Named Officers were as follows:
    Mr. Bainum, Jr., $9,000; Mr. Tomasso, $6,253; Mr. Rempe, $5,591; Mr. Van Hove, $4,655 and Mr. von Maack, $3,540. Amounts contributed in cash or stock by Manor Care during fiscal 1997 under the Nonqualified Savings Plan for the Named Officers were as follows: Mr. Bainum, Jr., $26,074; Mr. Tomasso, $12,507; Mr. Rempe, $11,137; Mr. Van Hove, $9,887 and Mr. von Maack, $7,047.
(3) Mr. Bainum, Jr. will resign as Chief Executive Officer of ManorCare Health Services effective on the Effective Date. Following the Distribution, Mr. Bainum, Jr. will be the Chairman of the Board of the Company and the Chairman of the Board of Manor Care Realty. On November 1, 1996, Manor Care distributed to its shareholders (the "Choice Spin-off") all of the shares of its wholly owned subsidiary, Choice Hotels International, Inc. ("Choice"). Mr. Bainum, Jr. is the Chairman of the Board of Choice. In fiscal 1997, Mr. Bainum, Jr. devoted approximately 75% of his time to Manor Care and approximately 25% of his time to Choice. The compensation reflected here is total compensation received for services rendered to Manor Care and Choice prior to November 1, 1996 and the 75% of Mr. Bainum, Jr.'s compensation received from Manor Care from November 1, 1996 through the end of the 1997 fiscal year. Choice has announced its intention to separate its franchising business and its lodging business through a special dividend to its shareholders (the "Sunburst Spin-off"). After the Sunburst Spin-off, Choice's franchising business will be conducted by a separate public company which will be named Choice Hotels International, Inc. ("Choice Hotels") and Choice's lodging business will be conducted by a separate public company which will be named Sunburst Hospitality Corporation ("Sunburst"). It is expected that he will devote 12.5% of his time to Choice Hotels, 12.5% of his time to Sunburst, 37.5% of his time to ManorCare Health Services and 37.5% of his time to Manor Care Realty.
(4) The value of perquisites and other compensation does not exceed the lesser of $50,000 or 10% of the amount of annual salary and bonus paid as to any of the Named Officers.

  The following tables set forth certain information at May 31, 1997 and for the fiscal year then ended concerning stock options granted to the Named Officers. All Common Stock figures and exercise prices have been adjusted to reflect stock dividends and stock splits effective in prior fiscal years. In connection with the Distribution, existing Manor Care stock options will be subject to certain adjustments or to conversion into options to purchase ManorCare Health Services Common Stock. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution--Employee Benefits and other Employment Matters Allocation Agreement."

                      STOCK OPTION GRANTS IN FISCAL 1997

                                                                                    POTENTIAL REALIZABLE
                                            INDIVIDUAL GRANTS                         VALUE OF ASSUMED
                                  --------------------------------------               ANNUAL RATE OF
                                              PERCENTAGE OF                              STOCK PRICE
                                              TOTAL OPTIONS                           APPRECIATION FOR
                                  NUMBER OF   GRANTED TO ALL   EXERCISE                OPTION TERM(2)
                                   OPTIONS     EMPLOYEES IN   BASE PRICE EXPIRATION ---------------------
          NAME            COMPANY GRANTED(1) FISCAL YEAR 1997 PER SHARE     DATE      5%(3)      10%(4)
          ----            ------- ---------- ---------------- ---------- ---------- ---------- ----------
Stewart Bainum, Jr.(5)..  MNR       60,000          6.3%       $25.0505    7/1/06   $  945,246 $2,395,440
                          CHI       60,000             (6)     $14.5095    7/1/06      547,494  1,387,474
                                   -------                                          ---------- ----------
                          Total    120,000                                           1,492,750  3,783,904
Donald C. Tomasso(5)....  MNR       55,272          3.7%(7)    $25.0505    7/1/06   $  870,760 $2,206,679
                          CHI            0                          --        --           --         --
                                   -------                                          ---------- ----------
                          Total     55,272                                             870,760  2,206,679
James H. Rempe(5).......  MNR       20,430          1.6%(7)    $25.0505    7/1/06   $  321,856 $  815,647
                          CHI        5,625             (6)     $14.5095    7/1/06       52,327    130,075
                                   -------                                          ---------- ----------
                          Total     26,055                                             373,183    945,722
Scott J. Van Hove(5)....  MNR       39,480          2.6%(7)    $25.0505    7/1/06   $  621,972 $1,576,199
                          MNR       25,000          2.6%       $27.0000   1/15/07      424,500  1,075,750
                          CHI            0                                                 --         --
                                   -------                                          ---------- ----------
                          Total     64,480                                           1,046,472  2,651,949
Wolfgang von Maack(5)...  MNI       22,108         1.47%(7)    $25.0505    7/1/06   $  348,285 $  882,623
                          CHI            0
                                   -------
                          Total     22,108

--------
 * References to "MNR" are to Manor Care and "CHI" are to Choice.
(1) All of the options shown, except for Mr. Van Hove's 25,000 MNR options, were granted prior to the Choice Spin-off. In connection with the Choice Spin-off, the existing options were converted, in some cases, into options to purchase Manor Care Common Stock and options to purchase Choice common stock. In all cases, the exercise prices were adjusted to maintain the same financial value to the option holder before and after the Choice Spin-off. The number of options set forth in the above table present the number and exercise prices of the options after the Choice Spin-off.

(2) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission and therefore are not intended to forecast future possible appreciation, if any, of Manor Care's stock price. Since options are granted at market price, a zero percent gain in the stock price will result in no realizable value to the optionees.
(3) A 5% per year appreciation in stock price from $25.0505 per share yields $40.8046, from $14.5095 per share yields $23.6344, from $13.8933 per share yields $22.6344 and from $27.00 per share yields $43.98.
(4) A 10% per year appreciation in stock price from $25.0505 per share yields $64.9745, from $14.5095 per share yields $37.6339, from $13.8933 per share yields $36.0356 and from $27.00 per share yields $70.03.
(5) The options granted to the officers vest at the rate of 20% per year commencing on the first through the fifth anniversary of the date of the stock option grant.
(6) Information is not available for the total number of Choice options granted during the fiscal year 1997.
(7) This percentage relates to the number of options granted to the officers prior to the conversion of such options in the Choice Spin-off. The converted number of options is listed in this table.

                   AGGREGATE OPTION EXERCISES IN FISCAL 1997
                          AND YEAR-END OPTION VALUES

                                                                                    VALUE OF UNEXERCISED
                                                          NUMBER OF UNEXERCISED     IN-THE-MONEY OPTIONS
                                   SHARES                OPTIONS AT MAY 31, 1997       AT MAY 31, 1997
                                  ACQUIRED     VALUE    ------------------------- -------------------------
                                 ON EXERCISE  REALIZED  EXERCISABLE UNEXERCISABLE
                         COMPANY      #          $           #            #       EXERCISABLE UNEXERCISABLE
                         ------- ----------- ---------- ----------- ------------- ----------- -------------
Stewart Bainum, Jr. .... MNR       329,791   $2,318,180   174,000      221,000    $3,633,404   $2,749,771
                         CHI       465,000    3,105,452   239,000      221,000     2,758,324    1,334,863
Donald C. Tomasso....... MNR           --           --    109,138      278,734     1,178,161    3,491,641
                         CHI           --           --     66,500            0       612,534          --
James H. Rempe.......... MNR        30,587      543,625    22,835       82,881       352,453    1,086,277
                         CHI           --           --     57,374       28,000       600,600      205,906
Scott J. Van Hove....... MNR           --           --     61,894      212,142     1,159,075    2,415,701
                         CHI           --           --     45,000            0       457,268          --
Wolfgang von Maack...... MNR           --           --     73,353      102,888     1,578,129    1,497,752
                         CHI           --           --     71,300            0       840,092          --

--------
 * References to "MNR" are to Manor Care and "CHI" are to Choice.
(1) The closing price of Manor Care's common stock and for Choice common stock as reported by the New York Stock Exchange on May 30, 1997, was $28.625 and $15.75, respectively. The value is calculated on the basis of the difference between the option exercise price and such closing price multiplied by the number of shares of common stock underlying the option.

RETIREMENT PLANS

  Prior to the Distribution, it is expected that ManorCare Health Services will adopt the Supplemental Executive Retirement Plan (the "SERP"). Participants will be selected by the Board or any designated committee and will be at the level of Senior Vice President or above.

  Participants in the SERP will receive a monthly benefit for life based upon final average salary and years of service. Final average salary is the average of the monthly base salary, excluding bonuses or commissions, earned in a 60 month period out of the 120 months of employment which produces the highest average, prior to the first occurring of the early retirement date or the normal retirement date. The normal retirement age is 65, and participants must have a minimum of 15 years of service. Participants may retire at age 60 and may elect to receive reduced benefits commencing prior to age 65, subject to Board approval. All of the Named Officers who will be participants are age 55 or younger, so that none of their compensation reported above would be included in the final average salary calculation.

  Assuming that the following officers continue to be employed by ManorCare Health Services until they reach age 65, their credited years of service would be as follows:

                                                  CURRENT YEARS YEARS OF SERVICE
     NAME OF INDIVIDUAL                            OF SERVICE      AT AGE 65
     ------------------                           ------------- ----------------
     Stewart Bainum, Jr. ........................     23.5             38
     Donald C. Tomasso...........................        6             19
     Scott J. Van Hove...........................       10             35

  Mr. Rempe has twenty-seven current years of service and had twenty-five years of service at age sixty-five.

  The table below sets forth estimated annual benefits payable upon retirement to persons in specified compensation and years of service classifications. These benefits are straight life annuity amounts, although participants have the option of selecting a joint and 50% survivor annuity or ten-year certain payments. The benefits are not subject to offset for social security and other amounts.

                          YEARS OF SERVICE/BENEFIT AS
                      PERCENTAGE OF FINAL AVERAGE SALARY

                                                                                       25 OR
         REMUNERATION            15/15%                    20/22.5%                   MORE/30%
         ------------            -------                   --------                   --------
           $300,000              $45,000                   $ 67,500                   $ 90,000
            350,000               52,500                     78,750                    105,000
            400,000               60,000                     90,000                    120,000
            450,000               67,500                    101,250                    135,000
            500,000               75,000                    112,500                    150,000
            600,000               90,000                    135,000                    180,000

  Prior to the Distribution, it is expected that the existing Manor Care Retirement Savings and Investment Plan (the "401(k) Plan"), a defined contribution retirement, savings and investment plan for its employees and the employees of its participating affiliated companies, will be amended to cover both Manor Care Realty and ManorCare Health Services. The 401(k) Plan will be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and will include a cash or deferred arrangement under
Section 401(k) of the Code. All employees age 21 or over who have worked for ManorCare Health Services (or Manor Care) for a twelve-month period during which such employee completed at least 1,000 hours will be eligible to participate. Subject to certain non-discrimination requirements, each employee will be able to contribute an amount to the 401(k) Plan on a pre-tax basis up to 15% of the employee's salary, but not more than the current federal limit of $9,500. ManorCare Health Services will match contributions made by its employees subject to certain limitations. The amount of the match will be equal to a percentage of the amount of salary reduction contribution made on behalf of a participant during the plan year based upon a formula that involves the profits of ManorCare Health Services for the year and the number of years of service of the participant.

  Prior to the Distribution, it is expected that the existing Manor Care Nonqualified Retirement Savings and Investment Plan (the "Nonqualified Savings Plan") will be amended to cover both Manor Care Realty and ManorCare Health Services. Certain select highly compensated members of management of ManorCare Health Services will be eligible to participate in the Plan. The Nonqualified Savings Plan will mirror the provisions of the 401(k) Plan, to the extent feasible, and will be structured so as to provide the participants with a pre-tax savings vehicle to the extent that pre-tax savings are limited under the 401(k) Plan as a result of various governmental regulations, such as non-discrimination testing.

  ManorCare Health Services match under the 401(k) Plan and the Nonqualified Savings Plan will be limited to a maximum aggregate of 6% of the annual salary of a participant. Likewise, participant contributions under the two plans will not exceed the aggregate of 15% of the annual salary of a participant.

OPTION AND STOCK PURCHASE PLANS

  Prior to the Distribution, it is expected that ManorCare Health Services will adopt the ManorCare Health Services Employee Stock Purchase Plan (the "Stock Purchase Plan"). Under the Stock Purchase Plan, all employees who have completed one year of service are eligible to participate. Eligible employees may purchase stock of ManorCare Health Services in an amount of no less than 2% nor more than 10% of compensation (as defined in the Stock Purchase Plan), subject to an overall maximum purchase per employee per calendar year of $25,000. At the end of each quarterly offering period, ManorCare Health Services will contribute cash equal to 10% of the purchase price of the common stock so purchased. ManorCare Health Services will pay the administrative costs for the purchase of ManorCare Health Services common stock.

  Prior to the Distribution, it is expected that ManorCare Health Services will adopt the ManorCare Health Services 1997 Long-Term Incentive Plan (the "Incentive Plan"), pursuant to which key employees of the Company and its subsidiaries are eligible to be granted awards under the Incentive Plan. The types of awards that may be granted under the Incentive Plan are restricted shares, incentive stock options, nonqualified stock options, stock
appreciation rights and performance shares. A total of up to [   ] shares of
common stock will be reserved for issuance pursuant to the Incentive Plan.

EMPLOYMENT AGREEMENTS

  ManorCare Health Services expects to enter into an employment agreement, effective upon the Effective Date, with Stewart Bainum, Jr. (the "Employment Agreement"), providing for Mr. Bainum, Jr.'s employment as Chairman of the Board of ManorCare Health Services. The Employment Agreement will have a term of three years and either ManorCare Health Services or Mr. Bainum may terminate the Employment Agreement upon 30 days' prior written notice of the first and second anniversary dates of the Employment Agreement. The Employment Agreement will provide that Mr. Bainum, Jr. will devote 12.5% of his professional time to the affairs of Sunburst, 12.5% of his professional time to the affairs of Choice Hotels, 37.5% of his professional time to the affairs of Manor Care Realty and the remaining 37.5% of his professional time to the affairs of ManorCare Health Services. The Employment Agreement provides for a base salary of $258,443.25 per annum for services to ManorCare Health Services and a maximum bonus of 60% of Mr. Bainum, Jr.'s base compensation based upon the performance of ManorCare Health Services.

              THE BOARD OF DIRECTORS OF MANORCARE HEALTH SERVICES

DIRECTORS OF MANORCARE HEALTH SERVICES

  ManorCare Health Services' Board of Directors will be classified into three classes, designated Class I, Class II and Class III, each class to be as nearly equal in number of directors as possible. The term of the initial Class I directors will terminate on the date of the 1998 annual meeting of ManorCare Health Services' stockholders; the term of the initial Class II directors will terminate on the date of the 1999 annual meeting of ManorCare Health Services' stockholders; and the term of the initial Class III directors will terminate on the date of the 2000 annual meeting of ManorCare Health Services' stockholders. At each annual meeting of ManorCare Health Services' stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office. Increases or decreases in the number of directors will be apportioned among the classes as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

  The name, age, proposed class of directorship upon consummation of the Distribution and business background (other than executive officers who are directors) of each of the persons who are expected to become on the Effective Date the directors of ManorCare Health Services are set forth below.

   NAME                              AGE                POSITION
   ----                              ---                --------
Stewart Bainum, Jr. ................  51 Chairman of the Board; Class I Director
Regina E. Herzlinger................  53 Class II Director
William H. Longfield................  59 Class III Director
Frederic V. Malek...................  60 Class II Director
Jerry E. Robertson, Ph.D. ..........  64 Class III Director
Kennett L. Simmons..................  55 Class III Director
Donald C. Tomasso...................  52 Class I Director

  Stewart Bainum, Jr. Chairman of the Board of Manor Care and Old ManorCare Health Services since March 1987; Chief Executive Officer of Manor Care since March 1987 and President since June 1989; Chairman of the Board of Vitalink since February, 1997; Vice Chairman of the Board of Vitalink from February 1995 to February 1997; Chairman of the Board of Choice since November, 1996; Vice Chairman of the Board of Manor Care and subsidiaries from June 1982 to March 1987; Director of Manor Care since August 1981, of Vitalink since September 1991, of Old ManorCare Health Services since 1976 and of Choice and its predecessors since 1977; Chief Executive Officer of Old ManorCare Health Services since June 1989 and President from May 1990 to May 1991; Chairman of the Board and Chief Executive Officer of Vitalink from September 1991 to February 1995 and President and Chief Executive Officer from March 1987 to September 1991; Chairman of the Board of Choice from March 1987 to June 1990.

  Regina E. Herzlinger. Nancy R. McPherson Professor of Business
Administration, Harvard Business School, since 1971. Director: C.R. Bard, Inc., Deere & Company, Cardinal Health Care, Inc., Schering-Plough Corporation and Total Renal Care Inc.

  William H. Longfield. Chairman and Chief Executive Officer of C.R. Bard, Inc. (medical devices) since September 1995; President and Chief Executive Officer from June 1994 to September 1995; President and Chief Operating Officer of C.R. Bard, Inc. from September 1991 to June 1994; Executive Vice President and Chief

Operating Officer of C.R. Bard, Inc. from February 1989 to September 1991.
Director: C.R. Bard, Inc., Horizon Mental Health Management, Inc., United Dental Care, Inc., The West Company and Atlantic Health Systems.

  Frederic V. Malek. Chairman, Thayer Capital Partners since March 1993; Co-chairman of CB Commercial Real Estate Group, Inc. from April 1989 to October 1996; Campaign Manager, Bush-Quayle '92 Campaign from January 1992 to December 1992; Vice Chairman of NWA, Inc. (airlines) from July 1990 to December 1991.
Director: American Management Systems, Inc., Automatic Data Processing Corp., CB Commercial Real Estate Group, Inc., Choice, FPL Group, Inc., Northwest Airlines, Inc. and various Paine Webber mutual funds.

  Jerry E. Robertson, Ph.D. Retired; Executive Vice President of 3M Life Sciences Sector and Corporate Services from November 1984 to March 1994.
Director: Allianz Life Insurance Company of North America, Cardinal Inc., Choice Hotels International, Inc., Coherent, Inc., Haemonetics Corporation, Medwave, Inc., Project Hope and Stris Corporation.

  Kennett L. Simmons. Chairman and Chief Executive Officer of the Metra Health Companies from June 1994 to October 1995; Senior Advisor to E.M. Warburg, Pincus & Co. from 1991 to 1994; Chairman and Chief Executive Officer of United Healthcare Corporation from October 1987 to February 1991. Director: United Healthcare Corporation and Virginia Health Care Foundation.

  Donald C. Tomasso. Executive Vice President of Manor Care and President of Old ManorCare Health Services since September 1996; President, Long-Term Care Division of Old ManorCare Health Services from February 1995 to August 1996 and a Director of Old ManorCare Health Services since June 1991; President and Chief Operating Officer of Old ManorCare Health Services from May 1991 to February 1995; Chairman and Chief Executive Officer of Vitalink from February 1995 to February 1997 and Vice Chairman from September 1991 to February 1995; previously employed by Marriott Corporation for more than five years, including as Executive Vice President/General Manager of the Roy Rogers Division; Director of In Home Health since October 1995.

  Prior to the Effective Date, the directors of ManorCare Health Services are Stewart Bainum, Jr., James H. Rempe, Senior Vice President, General Counsel and Secretary of Manor Care, and Leigh C. Comas, Vice President, Finance and Treasurer of Manor Care, and the executive officers of ManorCare Health Services are Stewart Bainum, Jr., Donald C. Tomasso, James H. Rempe, Leigh C. Comas and Margarita A. Schoendorfer. Following the Distribution, Stewart Bainum, Jr. will be Chairman of the Board of the Company and Chairman of the Board of Manor Care Realty. Mr. Bainum, Jr. is also the Chairman of the Board of Choice. It is expected that he will devote 12.5% of his time to Choice Hotels, 12.5% of his time to Sunburst, 37.5% of his time to the Company and 37.5% of his time to Manor Care Realty.

COMMITTEES OF THE BOARD OF DIRECTORS

  Upon consummation of the Distribution, the Board of Directors is expected to consist of eight members. Following the Distribution Date, additional non-employee directors may be elected to the Board of Directors. The additional non-employee directors have not yet been determined. It is expected that the Board of Directors will hold five meetings during the fiscal year and that the standing committees of the Board will include the Audit Committee, the Finance Committee, the Compensation/Key Executive Stock Option Plan Committee and the Nominating/Governance Committee. The members of the committees have not yet been determined.

  The Compensation/Key Executive Stock Option Plan Committee will administer the Company's stock option plans and grant options thereunder, will review compensation of officers and key management employees, will recommend development programs for employees such as training, bonus and incentive plans, pensions and retirement, and will review other employee fringe benefit programs.

  The Compensation/Key Executive Stock Option Committee No. 2, will be formed to comply with certain provisions of the Omnibus Budget Reconciliation Act of 1993 and Rule 16b-3 under the Exchange Act. The

Committee will administer the Company's stock option plans, grant stock options thereunder and review the compensation of the CEO and the four most highly compensated officers (and others potentially in that classification) for each fiscal year.

  The Quality Assurance Committee will review the operations of ManorCare Health Services and facilities to determine if acceptance standards of quality are being maintained.

  The Audit Committee will review the scope and results of the annual audit, will review and approve the services and related fees of ManorCare Health Services' independent public accountants, will review ManorCare Health Services' internal accounting controls and will review ManorCare Health Services' Internal Audit Department and its activities.

  The Nominating/Governance Committee will recommend to the Board of Directors the members to serve on the Board of Directors during the ensuing year and will deal with corporate governance issues. The Committee will not consider nominees recommended by stockholders.

NON-EMPLOYEE DIRECTOR PLAN

  Prior to the Distribution, it is expected that ManorCare Health Services will adopt the ManorCare Health Services Inc. Non-Employee Director Stock Option and Deferred Compensation Stock Purchase Plan (the "Non-Employee Director Plan"). Part A of the Non-Employee Director Plan provides that eligible non-employee directors will be granted options to purchase 5,000 shares of Common Stock on their date of election and will be granted options to purchase 1,000 shares on their date of election in subsequent calendar years; provided, however that current directors of Manor Care will not receive 5,000 shares upon election to the ManorCare Health Services Board. Part B of the Non-Employee Director Plan provides that eligible non-employee directors may elect, prior to May 31 of each year, to defer a minimum of 25% of committee fees earned during the ensuing fiscal year. The fees which are so deferred will be used to purchase Common Stock on the open market within 15 days after December 1, February 28, and May 31 of such fiscal year. Pending such purchases, the funds will be credited to an Interest Deferred Account, which will be interest bearing. Stock which is so purchased will be deposited in a Stock Deferred Account pending distribution in accordance with the Non-Employee Director Plan.

  Directors who will be employees of the Company will receive no separate remuneration for their services as directors. Prior to the Distribution, it is expected that ManorCare Health Services will adopt the ManorCare Health Services, Inc. Non-Employee Director Stock Compensation Plan, pursuant to which eligible non-employee directors will receive annually, in lieu of cash, restricted stock of ManorCare Health Services, the fair market value of which at the time of grant will be equal to $30,000, which will represent the Board retainer and meeting fees. In addition, all non-employee directors will receive $1,610 per diem for Committee meetings attending, except where the Committee meeting is on the same day as a Board meeting, and will be reimbursed for travel expenses and other out-of-pocket costs incurred in attending meetings.

                    CERTAIN RELATIONSHIPS AND TRANSACTIONS

  For a description of certain contracts to be executed between ManorCare Health Services and Manor Care Realty in connection with the Distribution, see "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution."

  Upon consummation of the Distribution, certain management employees of Manor Care Realty will hold options to purchase shares of ManorCare Health Services common Stock. See "Relationship Between Manor Care Realty and ManorCare Health Services After The Distribution--Employee Benefits and Other Employment Matters Allocation Agreement."

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  Based on information which has been obtained from Manor Care's records and a review of statements filed with the Securities and Exchange Commission (the "Commission") pursuant to Section 13(g) of the Exchange Act with respect to Manor Care common stock and received by Manor Care prior to August 5, 1997, no person known to Manor Care will be the beneficial owner of more than 5% of the Common Stock of ManorCare Health Services upon completion of the Distribution other than as set forth below:

                                                 NUMBER OF
                                              SHARES OF COMMON PERCENT OF CLASS
                                              STOCK AS OF THE      AS OF THE
   NAME AND ADDRESS                            EFFECTIVE DATE  EFFECTIVE DATE(1)
   ----------------                           ---------------- -----------------
   Stewart Bainum(2).........................    10,140,743         15.20%
   Stewart Bainum, Jr.(3)....................    15,269,851         22.86%
   Barbara Bainum(4).........................     5,485,815          8.22%
   Bruce Bainum(5)...........................     5,482,302          8.21%
   Ronald Baron(6)...........................     7,976,459         11.96%

--------
(1) Percentages are based on 66,709,912 shares outstanding on August 5, 1997 plus shares which would be issued assuming that the person exercises all options which are exercisable within 60 days thereafter.
(2) Includes 3,765,478 shares held directly or indirectly by the Stewart Bainum Declaration of Trust, the sole trustee of which is Mr. Bainum; his joint interest in 895,466 shares owned by Bainum Associates Limited Partnership ("Bainum Associates"), and 1,082,857 shares owned by MC Investments Limited Partnership ("MC Investments"), each of which is a limited partnership in which Mr. Bainum has joint ownership with his wife as a limited partner and as such has the right to acquire at any time a number of shares equal in value to the liquidation preference of their limited partnership interest; 3,567,869 shares held direct by Realty Investment Company, Inc. ("Realty Investment"), a real estate investment and management company in which Mr. Bainum and his wife have shared voting authority; and 40,305 shares held by the Commonweal Foundation of which Mr. Bainum is Chairman of the Board of Directors and has shared voting authority. Also includes 792 shares of restricted stock granted pursuant to the Manor Care, Inc. Non-Employee Director Stock Compensation Plan. Also includes 798,711 shares held by the Jane L. Bainum Declaration of Trust, the sole trustee of which is Mr. Bainum's wife. Also includes 3,665 shares which Mr. Bainum has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997. Does not include shares owned beneficially by Stewart Bainum, Jr, Mr. Bainum's son, whose interests are stated in the above table, except shares owned by Bainum Associates, MC Investments and the Commonweal Foundation in which Mr. Bainum has a beneficial interest. Also does not include shares held by his other three adult children.
(3) Includes 20,598 shares held directly by Mr. Bainum, Jr.; also includes 5,417,761 shares owned by Bainum Associates and 4,415,250 shares owned by MC Investments, in both of which Mr. Bainum, Jr. is managing general partner with the sole right to dispose of the shares. Authority to vote such shares is held by the voting general partner, Mr. B. Houston McCeney. Also includes 1,779,628 shares owned by Mid Pines, in which Mr. Bainum, Jr. is a managing general partner and has shared voting authority; 3,567,869 shares held by Realty Investment in which Mr. Bainum, Jr. has shared voting authority. Also includes 88,000 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 350 shares and 993 shares, respectively, which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the Manor Care, Inc. Retirement Savings and Investment Plan (the "401(k) Plan") and the Manor Care, Inc. Nonqualified Retirement Savings and Investment Plan (the "Nonqualified Savings Plan") (based upon a report of each plan's trustee for June 1997).
(4) Includes 98,013 shares held directly by Ms. Bainum; 3,567,869 shares held by Realty Investment, and 1,779,628 shares held by Mid Pines, in both of which Ms. Bainum has shared voting authority. Also includes 40,305 shares held by the Commonweal Foundation in which Ms. Bainum has shared voting authority.

(5) Includes 94,500 shares held directly by Mr. Bainum; 3,567,869 shares held by Realty Investment, 1,779,628 shares held by Mid Pines and 40,305 shares held by the Commonweal Foundation, all of which Mr. Bainum has shared voting authority in.
(6) Includes 163,620 shares owned directly by Mr. Baron. Also includes 705,000 shares owned by Baron Capital Partners, L.P. and Baron Investment Partners, L.P., investment partnerships of which Mr. Baron is General Partner; 5,950,000 shares owned by two investment companies registered under the Investment Company Act of 1940, Baron Asset Fund and Baron Growth & Income Fund, which are advised by BAMCO, Inc., a registered investment adviser which is controlled by Mr. Baron; 1,157,839 shares held for the accounts of investment advisory clients of Baron Capital Management, Inc., a registered investment adviser controlled by Mr. Baron.

                      BENEFICIAL OWNERSHIP OF MANAGEMENT

  The following table sets forth information with respect to the shares of Common Stock which are expected to be beneficially owned by each director and Named Executive Officer of ManorCare Health Services and by all directors and executive officers of ManorCare Health Services as a group as of the Effective Date based upon their respective holdings of Manor Care common stock as of August 5, 1997. See "Management of ManorCare Health Services--Compensation of Executive Officers."

                                             AMOUNT AND NATURE OF
                      NAME                   BENEFICIAL OWNERSHIP PERCENTAGE(1)
                      ----                   -------------------- -------------
    Stewart Bainum, Jr.(2)..................      15,269,851         22.86%
    Regina E. Herzlinger(3).................           7,731            *
    William H. Longfield(4).................           9,207            *
    Frederic V. Malek(5)....................           5,457            *
    Jerry E. Robertson, Ph.D.(6)............          19,125            *
    Kennett L. Simmons......................             792            *
    Donald C. Tomasso(7)....................         143,424            *
    James H. Rempe(8).......................          61,162            *
    Scott J. Van Hove(9)....................          83,181            *
    All directors and executive officers of
     the Company as a group
     (12 persons)(10).......................      15,599,930         22.86%

--------
  * Less than 1%.
 (1) Percentages are based on 66,709,912 shares outstanding on August 5, 1997 plus shares which would be issued assuming that the person exercises all options which are exercisable within 60 days thereafter.
 (2) Includes 20,598 shares held directly by Mr. Bainum, Jr.; also includes 5,417,761 shares owned by Bainum Associates Limited Partnership and 4,415,250 shares owned by MC Investments Limited Partnership, limited partnerships in both of which Mr. Bainum, Jr. is managing general partner with the sole right to dispose of the shares. Authority to vote such shares is held by the voting general partner, Mr. B. Houston McCeney. Also includes 1,779,628 shares owned by Mid Pines, in which Mr. Bainum, Jr. is a managing general partner and has shared voting authority; 3,567,869 shares held by Realty Investment Company, Inc., a real estate investment and management company in which Mr. Bainum, Jr. has shared voting authority. Also includes 88,000 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 350 shares and 993 shares, respectively, which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the ManorCare Health Services Retirement Savings and Investment Plan (the "401(k) Plan") and the ManorCare Health Services Nonqualified Retirement Savings and Investment Plan (the "Nonqualified Savings Plan").
 (3) Includes 3,159 shares which Professor Herzlinger has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997. Also includes 200 shares held by spouse as custodian for a minor. Beneficial ownership of such shares is disclaimed.
 (4) Includes 5,791 shares which Mr. Longfield has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997.
 (5) Includes 3,665 shares which Mr. Malek has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997.
 (6) Includes 13,500 shares held by the JJ Robertson Limited Partnership, of which Mr. Robertson and his wife are the general partners with shared voting authority; also includes 3,665 shares which Mr. Robertson has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997.
 (7) Includes 40 shares held by adult children of Mr. Tomasso who share the same household. Beneficial ownership of such shares is disclaimed. Also includes 135,984 shares which Mr. Tomasso has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 326 shares and 574 shares, respectively, which Mr. Tomasso has the right to receive upon termination of his employment with ManorCare Health Services pursuant to the terms of the 401(k) Plan and the Nonqualified Savings Plan.
 (8) Includes 3,552 shares which Mr. Rempe has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 780 shares and 424 shares, respectively, which Mr. Rempe has the right to receive upon termination of his employment with ManorCare Health Services pursuant to the terms of the 401(k) Plan and Nonqualified Savings Plan.
 (9) Includes 81,823 shares which Mr. Van Hove has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 337 shares and 376 shares, respectively, which Mr. Van Hove has the right to receive upon termination of his employment with ManorCare Health Services pursuant to the terms of the 401(k) Plan and Nonqualified Savings Plan.
(10) Includes a total of 410,173 shares which the officers and directors included in the group have the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and a total of 2,592 shares and 3,220 shares, respectively, which such directors and officers have the right to receive upon termination of their employment with ManorCare Health Services pursuant to the terms of the 401(k) Plan and the Nonqualified Savings Plan.

     RELATIONSHIP BETWEEN MANOR CARE REALTY AND MANORCARE HEALTH SERVICES
                            AFTER THE DISTRIBUTION

  For purposes of governing certain of the ongoing relationships between Manor Care Realty and ManorCare Health Services after the Distribution and to provide for an orderly transition on the Effective Date to the status of two separate, independent companies, Manor Care and ManorCare Health Services are entering into various agreements described below. The discussion below is a summary of the principal provisions of the Lease Agreements, the Development Agreement, the Non-Competition Agreement, the Assisted Living Facility Management Agreement, the Employee Benefits and Other Employment Matters Allocation Agreement, the Employee Benefits Administration Agreement, the Office Lease Agreement, the Distribution Agreement, the Tax Sharing Agreement, the Tax Administration Agreement, the Corporate Services Agreement, the Trademark Agreement, the Cash Management Agreement, the Risk Management Consulting Services Agreement, and the Realty Note. This summary does not purport to be complete. Reference is made to the complete provisions of, and such summary is qualified in its entirety by reference to, such agreements, copies of which are filed as exhibits to the Registration Statement of which this Registration Statement forms a part. See "Risk Factors--Potential Conflicts With Manor Care Realty."

LEASE AGREEMENTS RELATING TO SKILLED NURSING FACILITIES

  Manor Care Realty and ManorCare Health Services will enter into Lease Agreements (each a "Lease Agreement," and collectively the "Lease Agreements"), pursuant to which Manor Care Realty will lease to ManorCare Health Services all the skilled nursing facilities owned by Manor Care, and Manor Care Realty will grant to ManorCare Health Services, the right to operate and manage, pursuant to the Lease Agreements, all of Manor Care Realty's current skilled nursing facilities and, by separate agreement, its future skilled nursing facilities. Under each Lease Agreement, ManorCare Health Services' use of the subject facility will be limited to operating a skilled nursing facility together with such other ancillary uses as exist on the Effective Date at such facility. Manor Care Realty and ManorCare Health Services will also enter into Lease Agreements or similar arrangements pursuant to which ManorCare Health Services will also lease and operate skilled nursing facilities in which Manor Care Realty is a substantial equity investor by joint venture, common ownership or otherwise.

  Under the Lease Agreements, ManorCare Health Services will operate and manage the facilities and will collect all revenues from the facilities. Under the Lease Agreement for each facility, ManorCare Health Services will be obligated to pay Manor Care Realty annual rent ("Premises Rent") equal to the greater of (i) 77% of Net Operating Profit and (ii) 10% of a value of the subject facility agreed upon by ManorCare Health Services and Manor Care Realty (the "Priority Basis"); provided that the Premises Rent for a specific Lease Year may be reduced below these two amounts as a result of the deferral mechanism described below. Manor Care Realty and ManorCare Health Services have determined that Premises Rent for the fiscal year ended May 31, 1998 will be paid on an aggregate portfolio basis, not on a facility by facility basis. The Premises Rent on a facility is payable in installments (each "Monthly Premises Rent"), as follows: (i) on the first day of each calendar month of each Lease Year, commencing with the first day of the month following the month in which the commencement date of the Lease Agreement occurs, ManorCare Health Services shall pay to Manor Care Realty an amount equal to one-twelfth of the Priority Basis (the "Monthly Priority Sum"); and (ii) on or before the fifteenth day of each calendar month of each Lease Year, commencing with the fifteenth day of the month following the month in which the commencement date of the Lease Agreement occurs, if seventy seven percent of the Net Operating Profit for the Lease Year to date is greater than the Priority Basis (the "Priority Sum") multiplied by a fraction the numerator of which is the number of days that have passed in the applicable Lease Year and the denominator of which is 365, ManorCare Health Services shall pay to Manor Care Realty an amount equal to such excess. The computation of Net Operating Profit includes as a Project Expense an amount equal to 6% of Project Revenues ("Tenant's Base Fee"), which is in effect a base fee out of Project Revenues which ManorCare Health Services is entitled to retain without reduction. Project Revenues generally include all revenues and income derived by ManorCare Health Services from the facilities. Project Expenses generally include all expenses incurred by ManorCare Health Services to comply with its obligations under the Lease Agreements including Tenant's Base Fee; provided however that Project Expenses do not include Premises Rent.

  In the event that the Net Operating Profit for the Lease Year to date is less than the Priority Sum allocable to the Lease Year to date, a portion of the next succeeding payment of Monthly Premises Rent in an amount equal to such deficiency (the aggregate of all such amounts, the "Deferred Premises Rent") may be deferred until such time as Net Operating Profit is available to pay it; provided that as of the first day of each new Lease Year all Deferred Premises Rent for the prior Lease Year which has not become due and payable shall be deemed cancelled and extinguished and shall not thereafter be due and payable. To the extent that Net Operating Profit supports less than all Monthly Premises Rent and Deferred Premises Rent then due, payments made with respect thereto shall be deemed to be made first to Deferred Premises Rent (from longest to shortest outstanding) and then to Monthly Premises Rent.

  Each facility will be operated pursuant to an Operating Budget (as defined in the Lease Agreements). The Operating Budget for the period ending May 31, 1998 is attached to each of the Lease Agreements as an exhibit. The Operating Budget for each facility for the period from June 1, 1998 through May 31, 1999 will be agreed upon by Manor Care Realty and ManorCare Health Services. Thereafter, each Operating Budget will not be subject to Manor Care Realty's approval unless (i) the Net Operating Profit for the Lease Year (as defined in the Lease Agreements) immediately prior to the Lease Year with respect to which the Operating Budget in question is being prepared was less than the greater of (A) the Priority Sum and (B) 90% of budgeted Net Operating Profit for such Lease Year or (ii) budgeted Net Operating Profit for the current Lease Year is less than the greater of (A) the Priority Sum for the current Lease Year and (B) 90% of budgeted Net Operating Profit for the prior Lease Year. In addition, ManorCare Health Services will have the right to use 3% of aggregate Project Revenues (aggregated across all facilities under all Lease Agreements) for capital expenditures at the facilities. Each year, ManorCare Health Services must prepare and submit to Manor Care Realty for approval a budget setting forth ManorCare Health Services' estimate of the cost of performing proposed revenue generating alterations, additions and improvements of the facilities. Manor Care Realty may withhold its approval in its absolute discretion. If Manor Care Realty withholds its approval and ManorCare Health Services believes that the proposed revenue generating items are necessary to the maintenance of the facility as a competitive, efficient and economical operation, ManorCare Health Services may elect to terminate the subject Lease Agreement effective as of the first anniversary of the date of ManorCare Health Services' election. If Manor Care Realty disputes ManorCare Health Services' belief, the dispute shall be resolved by arbitration. In the event the arbitrator decides in favor of Manor Care Realty, ManorCare Health Services' notice of termination will be deemed void ab initio.

  The Lease Agreements provide that ManorCare Health Services, on behalf of the underlying property, will have the right to enter into service agreements with its affiliates, provided, among other conditions, that such services are competitively priced. In addition, Manor Care Realty will have the right to mortgage its interest in each facility to the extent of 75% of the value agreed to by Manor Care Realty and ManorCare Health Services with respect to the facility. Any such mortgage will be superior to the Lease Agreements; provided that the holder of any such mortgage will deliver to ManorCare Health Services a non-disturbance agreement. Each Lease Agreement will have an initial term of five years with up to thirty-five one year renewals at the option of ManorCare Health Services; provided that in certain states total lease terms will not exceed the maximum term permitted by statute such that such Lease Agreement will not be deemed a change of ownership for real estate transfer tax purposes.

  Manor Care Realty will have the right to terminate a Lease Agreement in the event that (A) either (i) actual Net Operating Profit is less than 90% of budgeted Net Operating Profit for two consecutive twelve month Lease Years or
(ii) actual Net Operating Profit fails to exceed the Priority Sum for two consecutive twelve month Lease Years, subject to ManorCare Health Services' right to cure with respect to one year only by making a cash payment to Manor Care Realty of 105% of the amount by which budgeted Net Operating Profit or the Priority Sum, as applicable, exceeds actual Net Operating Profit, (B) the facility is decertified as a skilled nursing facility, is disqualified from participation in Medicare or Medicaid or ManorCare Health Services loses its license to operate the subject facility as a skilled nursing facility or (C) any one of certain additional defaults occurs, such as monetary default, breach of covenant and bankruptcy defaults. All termination rights will be subject to "right to cure" provisions, except that ManorCare Health Services will have no right to cure if the subject facility is disqualified from Medicare or Medicaid or decertified or if ManorCare Health Services loses its license to operate a skilled nursing facility. In addition to the above-described termination rights, if (i) Manor Care Realty withholds its approval of a proposed revenue generating expenditure and (ii) ManorCare Health Services believes that such expenditure is reasonably necessary to the maintenance of the subject facility as a competitive, efficient and economical operation, ManorCare Health Services shall have the right to terminate the Lease Agreement (subject to Manor Care Realty's right to have ManorCare Health Services' belief arbitrated). Finally, ManorCare Health Services will have the right to terminate a Lease Agreement in the event a facility is damaged and either (y) the insurance proceeds are insufficient to cover the restoration costs or (z) the restoration could not reasonably be completed within 12 months following the damage. A Lease Agreement will automatically terminate upon the condemnation of so much of a facility that, in ManorCare Health Services' reasonable judgment, the conduct of its business would be substantially prevented or impaired.

  In the event that Manor Care Realty terminates a Lease Agreement based upon actual Net Operating Profit being less than 90% of budgeted Net Operating Profit for two consecutive Lease Years, Manor Care Realty will be obligated to pay to ManorCare Health Services a termination fee, which fee will be based on the performance of the subject facility, in accordance with the formula therefor set forth in the Lease Agreements. Unless ManorCare Health Services consents to the sale, Manor Care Realty will also be obligated to pay to ManorCare Health Services a termination fee upon the sale of a facility. The termination fee is formula-based and intended to approximate ManorCare Health Services' future income from the operation of that facility.

  ManorCare Health Services is prohibited from assigning a Lease Agreement or subletting any facility without Manor Care Realty's approval, which it may withhold in its sole discretion, except that Manor Care Realty's consent is not required for assignments or sublettings (i) in connection with ManorCare Health Services' sale of its business operations as a going concern or with its merger or consolidation into or with another company or (iii) to an affiliate succeeding to ManorCare Health Services' business operations.

  ManorCare Health Services is obligated to comply with all applicable laws and must obtain and keep in full force and effect all licenses and permits necessary to operate the facilities. Notwithstanding anything to the contrary in the Lease Agreements, ManorCare Health Services will not have any liability in connection with performing its obligations under the Lease Agreements, except to the extent of (i) Project Revenues and (ii) insurance proceeds and condemnation awards actually received by ManorCare Health Services.

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

DEVELOPMENT AGREEMENT RELATING TO ASSISTED LIVING FACILITIES

  Manor Care Realty and ManorCare Health Services will enter into a Master Development Agreement (the "Development Agreement") pursuant to which Manor Care Realty will develop assisted living facilities for ManorCare Health Services. Neither Manor Care Realty nor ManorCare Health Services is obligated to proceed under development of a facility unless and until ManorCare Health Services has approved the project budget. Each facility will be built by Manor Care Realty based upon ManorCare Health Services' then existing prototype designs. Under the Development Agreement, if stabilized occupancy of 80% or more is achieved within two years of commencing operations, ManorCare Health Services will be obligated to purchase the facility. If stabilized occupancy is not achieved within two years of commencing operations, ManorCare Health Services may, but will be not obligated to, purchase the facility. The purchase price for each facility (regardless of whether or not ManorCare Health Services is obligated to purchase) will be equal to (i) the actual project costs (but in no event in excess of an amount equal to the amount of the project budget approved by ManorCare Health Services plus 5%) plus (ii) such actual project costs multiplied by the applicable premium percentage plus
(iii) Manor Care Realty's portion of shared cost savings, if any plus an agreed amount for inventory items. Manor Care Realty's portion of shared cost savings is an amount equal to 50% of the excess of the amount of the approved project budget over the amount of the actual project costs. The premium percentage is the percentage set forth below opposite the month during which notice of the purchase of the facility occurs is given by ManorCare Health Services to Manor Care Realty:

MONTH                                                                   PREMIUM
-----                                                                   -------
Opening Date Month and first full calendar month thru the ninth full calendar month thereafter.............................................  15.0%
Tenth calendar month...................................................  16.5%
Eleventh calendar month................................................  17.8%
Twelfth calendar month.................................................  18.8%
Thirteenth calendar month..............................................  20.4%
Fourteenth calendar month..............................................  21.5%
Fifteenth calendar month...............................................  22.9%
Sixteenth calendar month...............................................  24.5%
Seventeenth calendar month.............................................  25.7%
Eighteenth calendar month..............................................  26.9%
Nineteenth calendar month..............................................  28.1%
Twentieth calendar month...............................................  29.9%
Twenty first calendar month............................................  31.0%
Twenty second calendar month...........................................  32.5%
Twenty third calendar month............................................  34.0%
Twenty fourth calendar month...........................................  35.5%

Pursuant to the Assisted Living Facility Management Agreement, during the two-year stabilization period, ManorCare Health Services will manage the facility for Manor Care Realty for a fixed monthly fee. See "--Assisted Living Facility Management Agreement." If ManorCare Health Services does not acquire a facility developed by Manor Care Realty during the two-year stabilization period, Manor Care Realty will have the right to sell the facility to a third party. ManorCare Health Services will, however, retain the rights to the Arden Courts or Springhouse brand name in the event of a third-party sale. The Development Agreement will have a term of seven years and may be terminated for cause by either Manor Care Realty or ManorCare Health Services under certain circumstances.

ASSISTED LIVING FACILITY MANAGEMENT AGREEMENT

  Prior to the commencement of the development of an assisted living facility, Manor Care Realty and ManorCare Health Services will execute and deliver an Assisted Living Facility Management Agreement (the "Assisted Living Facility Management Agreement") pursuant to which ManorCare Health Services will manage the assisted living facility for the period from the first day of the calendar month in which the subject facility is opened to the earlier of (a) the date of the sale of the subject facility by Manor Care Realty to ManorCare Health Services or (b) the second anniversary of the date on which the subject facility opened for business. ManorCare Health Services will manage each facility for Manor Care Realty for a fixed monthly fee.

NON-COMPETITION AGREEMENT

  Manor Care Realty and ManorCare Health Services will enter into a Non-Competition Agreement (the "Non-Competition Agreement"), which will impose certain non-competition restrictions on each of Manor Care Realty and ManorCare Health Services for an indefinite term.

  Restrictions on Manor Care Realty. Subject to certain exceptions, Manor Care Realty may not enter into management agreements with third parties with respect to its acquired or developed skilled nursing properties unless ManorCare Health Services has declined to manage such facility. Manor Care Realty may not, subject to certain exceptions, enter, or make a significant investment in any entity engaged in, the institutional pharmacy or home health care business. Subject to certain exceptions, Manor Care Realty will be prohibited from making assisted living acquisitions and will not be allowed to compete in the business of managing either skilled nursing or assisted living facilities, except in cases in which it is managing a facility that it owns and which ManorCare Health Services has declined to manage. Manor Care Realty will only be permitted to develop new assisted living facilities for anyone other than ManorCare Health Services insofar as ManorCare Health Services has previously declined to pursue such opportunities and such facilities are not within a five-mile radius of an assisted living facility owned by or being developed for ManorCare Health Services.

  Restrictions on ManorCare Health Services. ManorCare Health Services will be prohibited from developing or acquiring skilled nursing facilities and, subject to certain exceptions, will be prohibited from entering the hospital management business. ManorCare Health Services will only be permitted to develop new assisted living facilities insofar as Manor Care Realty has previously declined to pursue such opportunities and such facilities are not within a five-mile radius of an assisted living facility owned or being constructed by Manor Care Realty. ManorCare Health Services will not without Manor Care Realty's consent (which consent will not be unreasonably withheld) be permitted to manage skilled nursing facilities owned by anyone but Manor Care Realty (other than certain skilled nursing facilities held by joint ventures in which ManorCare Health Services holds an interest) within a five-mile radius of any Manor Care Realty-affiliated/ManorCare Health Services-operated skilled nursing facility. ManorCare Health Services will be free to manage any assisted living facility without regard to the identity of its ownership.

EMPLOYEE BENEFITS AND OTHER EMPLOYMENT MATTERS ALLOCATION AGREEMENT

  ManorCare Health Services and Manor Care Realty will enter into an Employee Benefits and Other Employment Matters Allocation Agreement (the "Employee Benefits Allocation Agreement"), pursuant to which the employee benefits with respect to employees who remain employed by Manor Care Realty or its subsidiaries immediately after the Distribution ("Manor Care Realty Employees") and the employee benefits of employees who are employed by ManorCare Health Services immediately after the Distribution ("ManorCare Health Services Employees") will be allocated.

  The Employee Benefits Allocation Agreement will also provide for the adjustment of outstanding stock options of Manor Care. In connection with the Distribution, it is contemplated that options to purchase Manor Care common stock will be converted to options to purchase a combination of ManorCare Health Services common stock and Manor Care Realty common stock. In all cases, however, the exercise prices of the options will be adjusted to maintain the same financial value to the option holder immediately before and after the Distribution.

EMPLOYEE BENEFITS ADMINISTRATION AGREEMENT

  ManorCare Health Services and Manor Care Realty will enter into a Employee Benefits Administration Agreement (the "Employee Benefits Administration Agreement"), pursuant to which ManorCare Health

Services will administer the employee benefits plans and programs of Manor Care Realty following the Distribution on a time and materials and/or fixed fee basis as specified in the Employee Benefits Administration Agreement.

OFFICE LEASE AGREEMENT

  ManorCare Health Services and Manor Care Realty will enter into a lease agreement with respect to the building complex in Gaithersburg, Maryland at which the principal executive offices of both ManorCare Health Services and Manor Care Realty are located (the "Office Lease Agreement").

DISTRIBUTION AGREEMENT

  Manor Care and ManorCare Health Services will enter into a Distribution Agreement (the "Distribution Agreement") which will provide for, among other things, the principal corporate transactions required to effect the Distribution, including the Assumption of Liabilities, the Contribution of Assets and the Capital Contribution. The Distribution Agreement also provides for the allocation between ManorCare Health Services and Manor Care of certain other liabilities and the execution and delivery of the agreements to be entered into between Manor Care Realty and ManorCare Health Services in connection with the Distribution. See "Description of the Transactions--The Distribution."

TAX SHARING AGREEMENT

  Manor Care Realty and ManorCare Health Services will enter into a tax sharing agreement (the "Tax Sharing Agreement") which will provide for, among other things, the allocation of federal, state and local income tax liabilities between Manor Care Realty and its subsidiaries, on the one hand, and ManorCare Health Services and its subsidiaries, on the other hand. In general, under the Tax Sharing Agreement, Manor Care Realty will be responsible for paying all income taxes shown to be due on any Manor Care Realty consolidated federal income tax return (including the consolidated federal income tax return for the fiscal year ended May 31, 1998), and any other tax return filed with respect to Manor Care Realty or any of its subsidiaries for any taxable period. ManorCare Health Services will be responsible for paying all income taxes shown to be due on any tax return filed with respect to ManorCare Health Services or any of its subsidiaries for any taxable period beginning on or after the Effective Date.

  ManorCare Health Services will indemnify Manor Care Realty from and against any additional income tax liability of Manor Care or any of its subsidiaries, resulting from any tax audit or any judicial or administrative proceeding or otherwise for any taxable period (including any taxable period ending on or before the Effective Date), relating to the businesses that will be conducted by ManorCare Health Services following the Distribution. Conversely, Manor Care Realty will indemnify ManorCare Health Services from and against any additional income tax liability of ManorCare Health Services or any of its subsidiaries, resulting from any tax audit or any judicial or administrative proceeding or otherwise for any taxable period (including any taxable period ending on or before the Effective Date), relating to the businesses that will be conducted by Manor Care Realty following the Distribution. In addition, Manor Care Realty, on the one hand, and ManorCare Health Services, on the other hand, will each be entitled to any income tax refund received from any taxing authority to the extent that such refund relates to the businesses conducted by that party following the Distribution.

  The Tax Sharing Agreement also provides that if the Distribution (including certain related transactions) fails to qualify as a tax-free transaction under Sections 355 and 368 of the Code as a result of either party taking or failing to take certain specified actions, then that party will be liable for and will indemnify the other party from and against all taxes and other damages resulting from such failure to qualify. If the failure to qualify as a tax-free transaction results from both parties taking or failing to take certain specified actions or neither party taking or failing to take such actions, then the parties will each be responsible for one-half of any taxes and other damages resulting from such failure to qualify.

TAX ADMINISTRATION AGREEMENT

  Manor Care Realty and ManorCare Health Services will enter a tax administration agreement (the "Tax Administration Agreement"). The Tax Administration Agreement sets forth the terms and conditions pursuant to which ManorCare Health Services will provide certain tax-related administrative services to Manor Care Realty following the Distribution. Such services will include audit and compliance work related to income, real estate, personal property and sales and use taxes.

CORPORATE SERVICES AGREEMENT

  Manor Care Realty and ManorCare Health Services will enter into a Corporate Services Agreement (the "Corporate Services Agreement") pursuant to which following the Distribution, ManorCare Health Services will provide certain corporate services, to Manor Care Realty including administrative, payroll and accounting systems on a time and materials and/or fixed fee basis as specified in the Corporate Services Agreement. The Corporate Services Agreement will
expire on     .

TRADEMARK AGREEMENT

  Manor Care Realty and ManorCare Health Services will enter into a Trademark Agreement (the "Trademark Agreement") pursuant to which Manor Care Realty will assign approximately fifty (50) registrations and applications to ManorCare Health Services representing all of the trade marks necessary for the operations of the business of ManorCare Health Services. ManorCare Health Services, under a separate agreement, will license to Manor Care Realty the right to use certain marks in the business of Manor Care Realty.

CASH MANAGEMENT AGREEMENT

  ManorCare Health Services and Manor Care Realty will enter into a Cash Management Agreement (the "Cash Management Agreement"), pursuant to which ManorCare Health Services will perform cash management services for Manor Care Realty after the Distribution for a fee, payable quarterly, based on the time incurred by ManorCare Health Services to perform such services. The Cash
Management Agreement will expire on   .

RISK MANAGEMENT CONSULTING SERVICES AGREEMENT

  Manor Care Realty and ManorCare Health Services will enter into a Risk Management Consulting Services Agreement (the "Risk Management Consulting Services Agreement"), pursuant to which ManorCare Health Services will provide to Manor Care Realty risk management services for a fee. The Risk Management
Consulting Services Agreement will expire on   .

REALTY NOTE

  In connection with the Distribution and in order to fund ManorCare Health Services' capital expenditures in connection with the expansion of the Assisted Living Business, on or prior to the Effective Date, Manor Care will make or cause to be made the Capital Contribution. As part of the Capital Contribution, Manor Care will contribute or cause to be contributed to ManorCare Health Services the Realty Note. See "Description of The Transactions--The Realty Note."

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

  The following is a general summary of the principal federal income tax consequences to a holder of Old Senior Notes of (i) the exchange of Old Senior Notes for New MCHS Senior Notes pursuant to the Exchange Offer, (ii) the ownership of the New MCHS Senior Notes received pursuant to the Exchange Offer, and (iii) the retention of Old Senior Notes, and the adoption of the Proposed Amendments. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations promulgated thereunder, judicial authorities and current Internal Revenue Service ("IRS") rulings and practice, all of which are subject to change, possibly on a retroactive basis. The tax treatment of a holder of Old Senior Notes may vary depending upon such holder's particular situation, and certain holders (including insurance companies, tax-exempt organizations, financial institutions, brokers, dealers, nonresident aliens, foreign corporations, foreign partnerships or foreign estates or trusts as to the United States) might be subject to special rules not discussed below. This discussion is directed to holders who are United States persons and assumes that the Old Senior Notes are held as capital assets. No information is provided herein with respect to foreign, state or local tax laws or estate and gift tax considerations. No assurance can be given that the federal income tax consequences described herein of the Proposed Amendments or the Exchange Offer will be accepted by the IRS or, if challenged, by a court. EACH HOLDER OF OLD SENIOR NOTES SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN AND ANY OTHER TAX CONSEQUENCES OF EXCHANGING THE OLD SENIOR NOTES FOR NEW MCHS SENIOR NOTES PURSUANT TO THE EXCHANGE OFFER OR RETAINING THE OLD SENIOR NOTES, ESPECIALLY IN LIGHT OF THE HOLDER'S PARTICULAR CIRCUMSTANCES.

EXCHANGE OF OLD SENIOR NOTES PURSUANT TO THE EXCHANGE OFFER

  In general, a holder who exchanges Old Senior Notes for New MCHS Senior Notes pursuant to the Exchange Offer will recognize gain or loss for federal income tax purposes equal to the difference between (i) the fair market value of the New MCHS Senior Notes received in the Exchange Offer and (ii) such holder's adjusted tax basis in such Old Senior Notes. A holder's adjusted tax basis for an Old Senior Note generally will be the price such holder paid for the note, increased by market discount to the extent such market discount was previously included in income by the holder, and reduced (but not below zero) by amortized premium and any payments received by the holder other than interest payments.

  Any gain or loss recognized upon the exchange of an Old Senior Note pursuant to the Exchange Offer should be capital gain or loss and will be long term capital gain or loss if the holder has held the Old Senior Note for more than one year at the time of the exchange. A holder who has acquired an Old Senior Note with market discount generally will be required to treat a portion of any gain recognized upon the exchange of the Old Senior Note as ordinary income to the extent of the market discount accrued to the date of the exchange, less any accrued market discount previously reported as ordinary income.

HOLDERS OF NEW MCHS SENIOR NOTES

  In general, the stated interest on a New MCHS Senior Note will be taxable to a holder of New MCHS Senior Notes as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for federal income tax purposes.

  To the extent that a New MCHS Senior Note's "stated redemption price at maturity" exceeds the New MCHS Senior Note's "issue price" by more than a de minimis amount (i.e., .25% of the New MCHS Senior Note's stated redemption price at maturity, multiplied the number of complete years to maturity), the New MCHS Senior Note will be treated as issued with original issue discount ("OID"). The issue price of a New MCHS Senior Note will generally be its fair market value on the date of exchange and the stated redemption price at maturity of a New MCHS Senior Note will be its $1,000 principal amount. In the event a New MCHS Senior Note is treated as issued with OID, a holder will include OID in income based on the constant yield method, prior to the receipt of cash relating to such income and generally will have to include in income increasingly greater amounts of OID over the term of the New MCHS Senior Note. Such income will generally be ordinary interest income.

  Alternatively, if the issue price (i.e., fair market value) of a New MCHS Senior Note is greater than its $1,000 principal amount, a holder may elect to treat such excess as "amortizable bond premium." In such event, the amount a holder will be required to include in income each year with respect to stated interest on the New MCHS Senior Note will be reduced by the amount of amortizable bond premium allocable (based on the New MCHS Senior Note's yield to maturity) to such taxable year. Any election to amortize bond premium shall apply to all bonds (other than bonds the interest of which is excludible from gross income) held by the holder at the beginning of the first taxable year to which the election applies and thereafter acquired by the holder, and is irrevocable without the consent of the IRS.

RETENTION OF NOTES; ADOPTION OF PROPOSED AMENDMENTS.

  In the case of a holder of Old Senior Notes who does not exchange its Old Senior Notes for New MCHS Senior Notes pursuant to the Exchange Offer, the adoption of the Proposed Amendments should not cause a constructive exchange of the Old Senior Notes for federal income tax purposes because the Proposed Amendments should not constitute a significant modification (within the meaning of applicable Treasury regulations promulgated under Section 1001 of the Code) to the terms of the Old Senior Notes for federal income tax purposes. Alternatively, if the Proposed Amendments were to cause a constructive exchange of the Old Senior Notes for federal income tax purposes, a holder who does not exchange Old Senior Notes for New MCHS Senior Notes pursuant to the Exchange Offer would be treated as if it constructively exchanged Old Senior Notes for "new" Old Senior Notes (subject to the Proposed Amendments). In such event, a Holder should not recognize gain or loss or have a change in the adjusted tax basis or holding period of its Old Senior Notes because such constructive exchange should qualify as a tax-free recapitalization.

  If constructive exchange treatment applies and the fair market value of the "new" Old Senior Notes is equal to or greater than the $1,000 principal amount of the notes, the "new" Old Senior Notes would be treated as issued without OID. In such case, for a holder whose adjusted tax basis in the "new" Old Senior Notes is less than the $1,000 principal amount of the notes by more than a de minimis amount (i.e., .25% of the "new" Old Senior Notes stated redemption price at maturity, multiplied by the number of complete years to maturity), such difference would generally be treated as market discount. Such a holder would recognize as ordinary interest income the amount of accrued market discount upon a sale or other disposition of such "new" Old Senior Notes and would be required to defer the deduction of a portion of interest on any debt incurred to purchase or carry the "new" Old Senior Notes, unless the holder elects to accrue market discount in income currently. For a holder whose tax basis in the "new" Old Senior Notes is greater than the $1,000 principal amount of the notes, such holder may be entitled to elect to treat such excess as amortizable bond premium, subject to the rules discussed above under "Holders of New MCHS Senior Notes."

  If constructive exchange treatment applies and the fair market value of the "new" Old Senior Notes is less than the $1,000 principal amount of the notes by more a de minimis amount (as described above under "Holders of New MCHS Senior Notes"), the "new" Old Senior Notes will be treated as issued with OID, subject to the rules discussed above under "Holders of New MCHS Senior Notes." Such OID would be includible in the income of a holder based on the constant yield method over the remaining life of the "new" Old Senior Notes; however, such inclusions of OID would be reduced to the extent that a holder's adjusted tax basis in the "new" Old Senior Notes exceeds the fair market value of the notes on the date of the constructive exchange. The market discount and amortizable bond premium rules described above might also apply in this case, except that the amount of market discount, if any, on the "new" Old Senior Notes would equal the excess of the fair market value of such "new" Old Senior Notes on the date of the constructive exchange over the holder's adjusted tax basis in the "new" Old Senior Notes (rather than the excess of the $1,000 principal amount of such "new" Old Senior Notes over such adjusted tax basis, as described in the preceding paragraph.)

                                 LEGAL MATTERS

  Certain legal matters regarding the New MCHS Senior Notes will be passed upon for ManorCare Health Services by James H. Rempe, Senior Vice President, General Counsel and Secretary of Manor Care and Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

  The consolidated financial statements and schedules of Manor Care, Inc. and subsidiaries incorporated by reference in this Prospectus and Consent Solicitation and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

  The consolidated financial statements of New ManorCare Health Services, Inc. and subsidiaries included in this Prospectus and Consent Solicitation and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                     INDEX TO COMBINED FINANCIAL STATEMENTS
                     OF NEW MANORCARE HEALTH SERVICES, INC.

Report of Independent Public Accountants ..................................  F-2
Combined Balance Sheets as of May 31, 1997 and 1996 .......................  F-3
Combined Statements of Income for the fiscal years ended May 31, 1997, 1996 and 1995..................................................................  F-4
Combined Statements of Cash Flows for the fiscal years ended May 31, 1997,
 1996 and 1995 ............................................................  F-5
Notes to Combined Financial Statements.....................................  F-6

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDER OF NEW MANORCARE HEALTH SERVICES, INC.:

  We have audited the accompanying combined balance sheets of New ManorCare Health Services, Inc. (a Delaware Corporation) and subsidiaries, as described under "Basis of Presentation" in the Notes to Combined Financial Statements, as of May 31, 1997 and 1996, and the related combined statements of income and cash flows for each of the three years in the period ended May 31, 1997. These combined financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements and schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New ManorCare Health Services, Inc. and subsidiaries as of May 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1997 in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule included in this Registration Statement as Exhibit 99.1 is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          /s/ Arthur Andersen LLP

Washington, D.C.
September 14, 1997

                      NEW MANORCARE HEALTH SERVICES, INC.

                            COMBINED BALANCE SHEETS

                                                                        AS OF
                                                 AS OF MAY 31         AUGUST 31
                                           ------------------------- -----------
                                               1997         1996        1997
                                           ------------ ------------ -----------
                                           (IN THOUSANDS OF DOLLARS) (UNAUDITED)
                              ASSETS
CURRENT ASSETS
  Cash and cash equivalents..............  $     14,486 $     23,590  $ 23,631
  Receivables (net of allowances for
   doubtful accounts of $6,179, $3,141
   and $8,108)...........................        89,148       33,709    93,057
  Inventories............................        26,451        8,211    27,692
  Deferred income taxes..................         9,773        1,182     9,773
  Other..................................         6,567        4,667     2,095
                                           ------------ ------------  --------
    Total current assets.................       146,425       71,359   156,248
                                           ------------ ------------  --------
Property and Equipment, at cost (net of
 accumulated depreciation of $31,953,
 $22,410, and $34,868)...................       221,778      181,169   222,772
                                           ------------ ------------  --------
Goodwill (net of accumulated amortization
 of $5,705, $2,146 and $7,272)...........       346,981       49,348   351,668
                                           ------------ ------------  --------
Pharmacy Contracts (net of accumulated
 amortization of $4,579, $3,044 and
 $5,250).................................        39,313        6,187    38,843
                                           ------------ ------------  --------
Long-term Receivables....................        21,984       19,143     3,881
                                           ------------ ------------  --------
Other Assets.............................        10,896        7,674     9,355
                                           ------------ ------------  --------
    Total assets.........................  $    787,377 $    334,880  $782,767
                                           ============ ============  ========
                      LIABILITIES AND EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt......  $      5,821 $      4,294  $  3,445
  Accounts payable.......................        28,995       12,092    22,644
  Accrued expenses.......................        35,679       17,660    36,756
  Income taxes payable...................           --           725       --
                                           ------------ ------------  --------
    Total current liabilities............        70,495       34,771    62,845
Due to Manor Care........................        75,560       49,946    75,560
Long-term Debt...........................       105,283        1,441   117,748
Deferred Income Taxes....................        51,799       15,435    49,956
Minority Interest........................       184,729       32,285   177,428
Other Long-term Liabilities..............        22,445        7,195    21,995
                                           ------------ ------------  --------
    Total liabilities....................       510,311      141,073   505,532
                                           ------------ ------------  --------
Investments and Advances from Manor
 Care....................................       277,066      193,807   277,235
                                           ------------ ------------  --------
    Total liabilities and equity.........  $    787,377 $    334,880  $782,767
                                           ============ ============  ========

 The accompanying notes are an integral part of these combined balance sheets.

                      NEW MANORCARE HEALTH SERVICES, INC.

                         COMBINED STATEMENTS OF INCOME

                                                      YEARS ENDED MAY 31
                                THREE MONTHS ENDED ----------------------------
                                 AUGUST 31, 1997     1997      1996      1995
                                ------------------ --------  --------  --------
                                   (UNAUDITED)     (IN THOUSANDS OF DOLLARS)
Revenues......................       $158,696      $471,152  $263,047  $125,987
                                     --------      --------  --------  --------
Expenses
  Operating expenses..........        153,619       413,762   227,410    99,011
  Depreciation and amortiza-
   tion.......................          7,199        20,135    11,583     6,090
  General corporate and oth-
   er.........................          3,292         8,385     9,195     2,957
  Provision for asset impair-
   ment.......................            --            --      1,200       --
                                     --------      --------  --------  --------
    Total expenses............        164,110       442,282   249,388   108,058
                                     --------      --------  --------  --------
Income before other income and
 (expenses) and income taxes..         (5,414)       28,870    13,659    17,929
                                     --------      --------  --------  --------
Other income and (expenses)
  Gain on issuance of Vitalink
   stock......................            --         50,271       --        --
  Interest income and other...            426         2,162     1,827       895
  Minority interest expense...          7,301        (3,881)   (1,551)   (2,047)
  Interest expense............         (2,707)       (6,126)   (2,966)     (117)
  Intercompany interest ex-
   pense......................         (1,820)      (11,191)   (8,421)   (3,781)
                                     --------      --------  --------  --------
    Total other income and
     (expenses), net..........          3,200        31,235   (11,111)   (5,050)
                                     --------      --------  --------  --------
Income before income taxes....         (2,214)       60,105     2,548    12,879
Income taxes..................            750        23,917     1,437     6,055
                                     --------      --------  --------  --------
Net income....................       $ (2,964)     $ 36,188  $  1,111  $  6,824
                                     ========      ========  ========  ========



   The accompanying notes are an integral part of these combined statements.

                      NEW MANORCARE HEALTH SERVICES, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                                  THREE MONTHS
                                ENDED AUGUST 31,     YEARS ENDED MAY 31
                                ---------------- -----------------------------
                                      1997         1997       1996      1995
                                ---------------- ---------  --------  --------
                                  (UNAUDITED)     (IN THOUSANDS OF DOLLARS)
CASH FLOWS FROM OPERATING AC-
 TIVITIES:
  Net income...................     $(2,964)     $  36,188  $  1,111  $  6,824
  Reconciliation of net income
   to net cash provided by
   operating activities:
    Gain on issuance of
     Vitalink stock............         --         (50,271)      --        --
    Minority interest expense..      (7,301)         3,881     1,551     2,047
    Depreciation and amortiza-
     tion......................       7,199         20,135    11,583     6,090
    Provision for bad debts....       2,851          4,899     2,414     1,864
    Change in deferred taxes...      (1,843)        24,662     1,656       721
    Provision for asset impair-
     ment......................         --             --      1,200       --
  Changes in assets and
   liabilities (excluding sold
   facilities and
   acquisitions):
    Change in receivables......      (6,746)       (17,543)  (12,534)   (1,845)
    Change in inventories and
     other current assets......       3,642         (4,157)   (4,318)     (997)
    Change in current liabili-
     ties......................      (5,403)        (6,306)    4,561     2,349
    Change in income taxes pay-
     able......................         --            (725)    1,677       (83)
    Change in other liabili-
     ties......................        (450)        (6,362)     (858)     (269)
                                    -------      ---------  --------  --------
NET CASH PROVIDED BY OPERATING
 ACTIVITIES....................     (11,015)         4,401     8,043    16,701
                                    -------      ---------  --------  --------
CASH FLOWS FROM INVESTING AC-
 TIVITIES:
  Investment in property and
   equipment...................      (4,246)       (39,974)  (32,001)  (25,020)
  Acquisition of assisted liv-
   ing facilities..............         --             --    (19,050)  (30,185)
  Acquisition of pharmacies....      (5,590)        (5,291)   (6,270)   (2,451)
  Purchase of home health busi-
   ness........................         --             --    (22,950)      --
  Acquisition of pharmacy busi-
   ness........................         --         (97,400)      --        --
  Acquisition of Vitalink
   stock.......................         --         (30,000)      --        --
  Other items, net.............      16,774        (12,937)   (6,332)   (1,527)
                                    -------      ---------  --------  --------
Net cash utilized by investing
 activities....................       6,938       (185,602)  (86,603)  (59,183)
                                    -------      ---------  --------  --------
CASH FLOWS FROM FINANCING AC-
 TIVITIES:
  Borrowing of long-term debt..      10,391        127,981       --      1,810
  Principal payments of debt...        (302)        (5,393)   (3,149)      (38)
  Cash transfers from Manor
   Care, net...................       3,133         49,509   105,057    40,300
                                    -------      ---------  --------  --------
Net cash provided by financing
 activities....................      13,222        172,097   101,908    42,072
                                    -------      ---------  --------  --------
Net change in cash and cash
 equivalents...................       9,145         (9,104)   23,348      (410)
Cash and cash equivalents, at
 beginning of year.............      14,486         23,590       242       652
                                    -------      ---------  --------  --------
Cash and cash equivalents, at
 end of year...................     $23,631      $  14,486  $ 23,590  $    242
                                    =======      =========  ========  ========
NON-CASH ACTIVITIES:
  Liabilities assumed in
   connection with acquisition
   of properties...............     $   --       $ 172,778  $ 55,250  $    --
                                    =======      =========  ========  ========

   The accompanying notes are an integral part of these combined statements.

                      NEW MANORCARE HEALTH SERVICES, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

  On September 15, 1997, Manor Care, Inc., ("Manor Care") announced its intention to proceed with the separation of its assisted living, pharmacy and home health businesses (collectively, the "Business") from its skilled nursing, real estate and health care facility development business via a spin-off of the Business (the "Distribution"). Manor Care's Board of Directors voted to approve, in principle, the Distribution subject to the receipt of other approvals and consents and satisfactory implementation of the arrangements for the Distribution. Manor Care anticipates consummating the Distribution by the end of the 1997 calendar year through a special dividend to its shareholders of one share of common stock of New ManorCare Health Services, Inc. (the "Company") for each share of Manor Care common stock. The Distribution is conditional upon certain matters, including receipt of a ruling from the Internal Revenue Service that the spin-off will be tax-free and declaration of the special dividend by Manor Care's Board of Directors. Following the Distribution, the Company will lease the skilled nursing facilities from Manor Care, to be renamed Manor Care Realty, Inc. ("Manor Care Realty"). Additionally, Manor Care Realty will develop assisted living facilities for the Company, which will be renamed ManorCare Health Services, Inc. ("ManorCare Health Services").

  The Company was formed on August 29, 1997 to facilitate the proposed Distribution of the Business. The operations of the Company will consist principally of the pharmacy operations, assisted living operations and home health operations formerly conducted by Manor Care directly or through Manor Care's subsidiaries. The Company has assisted living operations under the brand names "Springhouse" and "Arden Courts." The Company owns and manages 34 assisted living facilities in 12 states. The Company operates pharmacy activities under its approximately 51% owned subsidiary, Vitalink Pharmacy Services, Inc. ("Vitalink") and home health operations under In Home Health, Inc. ("IHHI"), a separate public company of which Manor Care owns approximately 64% of the voting stock.

  The combined financial statements present the financial position, results of operations and cash flows of the Company as if it were formed as a separate entity of Manor Care which conducted the Business for all periods presented. Manor Care's historical basis in the assets and liabilities of the Company has been carried over to the combined financial statements. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated. Changes in the investments and advances from Manor Care represent the net income of the Company plus the net advances to the Company from Manor Care.

  An analysis of the activity in the "Investments and advances from Manor Care" account for the three years ended May 31, 1997 is as follows:

                                                                   (IN THOUSANDS
                                                                    OF DOLLARS)
                                                                   -------------
   Balance, May 31, 1994..........................................   $ 43,345
   Advances from Manor Care, net..................................     53,499
   Net income.....................................................     (6,824)
                                                                     --------
   Balance, May 31, 1995..........................................   $ 90,020
   Advances from Manor Care, net..................................    104,898
   Net income.....................................................     (1,111)
                                                                     --------
   Balance, May 31, 1996..........................................   $193,807
   Advances from Manor Care, net..................................    119,447
   Net income.....................................................    (36,188)
                                                                     --------
   Balance, May 31, 1997..........................................   $277,066
                                                                     ========

                      NEW MANORCARE HEALTH SERVICES, INC.

  Included in Investments and Advances from Manor Care is the Company's portion of equity in its combined majority-owned subsidiaries, Vitalink and IHHI, of approximately $200.0 million at May 31, 1997. Interest has been charged based on annual rates of 11.1%, 9.0% and 12.3% for fiscal years ended 1997, 1996, and 1995, respectively, applied to these balances net of the Company's equity in Vitalink and IHHI.

CASH

  The Company considers all highly liquid securities purchased with a maturity of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT

  The components of property and equipment at May 31, were:

                                                               1997      1996
                                                             --------  --------
                                                             (IN THOUSANDS OF
                                                                 DOLLARS)
   Land..................................................... $ 21,439  $ 17,915
   Building and improvements................................  156,000   127,911
   Furniture, fixtures and equipment........................   66,246    47,968
   Facilities in progress...................................   10,046     9,785
                                                             --------  --------
                                                              253,731   203,579
   Less: Accumulated depreciation and amortization..........  (31,953)  (22,410)
                                                             --------  --------
                                                             $221,778  $181,169
                                                             ========  ========

  Depreciation has been computed for financial reporting purposes using the straight-line method. A summary of the ranges of estimated useful lives upon which depreciation rates have been based follows:

   Building and improvements........................................ 10-40 years
   Furniture, fixtures and equipment................................  3-20 years

CAPITALIZATION POLICIES

  Major renovations and replacements are capitalized to appropriate property and equipment accounts. Upon sale or retirement of property, the cost and related accumulated depreciation are eliminated from the accounts and the related gain or loss is taken into income. Maintenance, repairs, and minor replacements are charged to expense.

GOODWILL

  Goodwill primarily represents an allocation of the excess purchase price of certain acquisitions over the recorded fair value of the net assets. Goodwill is being amortized over 40 years. Such amortization amounted to $4.3 million, $0.9 million and $0.6 million in each of the years ended May 31, 1997, 1996 and 1995, respectively.

PHARMACY CONTRACTS

  Pharmacy contracts, principally representing the estimated value of acquired contracts to service customers, are amortized over their estimated useful lives, not to exceed 20 years. The recoverability of these assets is evaluated annually. Amortization expense charged to operations for pharmacy contracts was $1.5 million in 1997, $0.9 million in 1996 and $0.9 million in 1995.

                      NEW MANORCARE HEALTH SERVICES, INC.

MINORITY INTEREST

  The Company has controlling investments in certain entities which are not wholly owned. Amounts reflected as minority interest represent the minority owners' share of income in these entities. Minority interest liability represents the cumulative minority owners' share of equity in these entities.

SELF-INSURANCE PROGRAMS

  Prior to the Distribution, the Company participated in Manor Care's self-insurance program for certain levels of general and professional liability, automobile liability and workers' compensation coverage. The estimated costs of these programs are accrued at present values based on actuarial projections for known and anticipated claims. All accrued self-insurance costs have been treated as paid to Manor Care, and as such, amounts paid to Manor Care have been charged directly to investments and advances from Manor Care. Subsequent to the Distribution, the Company will establish and maintain its own insurance program.

PRO FORMA INFORMATION (UNAUDITED)

  After giving effect to the Distribution and related transactions (see "Basis of Presentation"), pro forma revenues, net income and net equity for fiscal year 1997 would have been $1.7 billion, $83.7 million, and $682.0 million.

  Per share data is not presented on a historical basis because the Company was not a publicly-held company during the periods presented. Pro forma income per share for 1997, after giving effect to the transaction described in the pro forma combined financial statements, would have been $1.32. Pro forma income per common share is computed by dividing pro forma net income by the pro forma weighted average number of outstanding common shares, aggregating
63.3 million in 1997. The pro forma weighted average number of outstanding common shares is based on Manor Care's weighted average number of outstanding common shares.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported or disclosed in its financial statements and the notes related thereto. Actual results could differ from those estimates.

REVENUE RECOGNITION

  Revenues are recognized at the time the service is provided to the patient. The Company records revenue for services to Medicare beneficiaries at the time the services are rendered and based on the Medicare cost reimbursement principles. Under those principles, Medicare reimburses the Company for the reasonable costs (as defined) incurred in providing care to Medicare beneficiaries. The Company reports as reimbursable costs in the Medicare cost reports only those costs it believes to be reimbursable under the applicable Medicare cost reimbursement principles. In determining the amount of revenue to be recorded, those costs are reduced for costs that are in excess of reimbursable cost limits, and for costs for which reimbursement may be questionable based on the Company's understanding of reimbursement principles in effect at that time. Accordingly, this process results in recording revenue only for the costs that the Company believes are reasonably assured of recovery. Refer to "Commitments and Contingencies" footnote for additional information.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share" ("SFAS 128"), which is effective for fiscal years ending

                      NEW MANORCARE HEALTH SERVICES, INC.

after December 15, 1997, including interim periods. Earlier adoption is not permitted. However, an entity is permitted to disclose pro forma earnings per share amounts computed under SFAS 128 in the notes to the financial statements in periods prior to adoption. The statement requires restatement of all prior-period earnings per share data presented after the effective date. The Company plans to adopt SFAS 128 in 1998 and the impact is not expected to be significant.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130 "Reporting Comprehensive Income" ("SFAS 130"), which is effective for fiscal years beginning after December 15, 1997. The statement establishes standards for reporting and display of comprehensive income and its components. The Company plans to adopt SFAS 130 in fiscal year 1999 and has not determined the impact of adoption.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for fiscal years beginning after December 15, 1997. The Company plans to adopt SFAS 131 in fiscal year 1999 and has not determined the impact of adoption.

                             LONG-TERM RECEIVABLES

  Long-term receivables of $21,984 and $19,143 at May 31, 1997 and 1996, respectively, represent accounts receivable from Medicare at IHHI, relating primarily to the reimbursement of disputed costs from prior years. In August 1997, IHHI received three court decisions relating to certain of these amounts. IHHI has, on a preliminary basis, evaluated these decisions on its recorded accounts receivable and accordingly, will record a reserve of $13.0 million in the first quarter of fiscal year 1998. The net impact to the Company is expected to be approximately $3 million.

                                 INCOME TAXES

  Because of the relative ownership percentages, the Company files separate income tax returns for Vitalink (effective February 1, 1997) and IHHI. An agreement exists whereby the Company (with the exception of Vitalink and IHHI) joins with Manor Care in the filing of a consolidated Federal tax return. The consolidated provision of Manor Care is allocated among its subsidiaries on a separate company basis. Accordingly, the Company accrues taxes payable to or benefits receivable from Manor Care in the investments and advances from Manor Care account, based on the statutory rate applied to income before taxes after considering appropriate tax credits. Deferred taxes are recorded for the tax effect of temporary differences between book and tax income. The Company does not record deferred income taxes on the undistributed earnings of Vitalink and IHHI.

  The allocation of the consolidated provisions for income taxes follows for the years ended May 31.

                                                          1997     1996    1995
                                                        --------  ------  ------
                                                           (IN THOUSANDS OF
                                                               DOLLARS)
   Current tax expense:
     Federal........................................... $ (1,170) $ (236) $4,303
     State.............................................      425      17   1,031
   Deferred tax expense:
     Federal...........................................   20,229   1,361     593
     State.............................................    4,433     295     128
                                                        --------  ------  ------
                                                        $ 23,917  $1,437  $6,055
                                                        ========  ======  ======

                      NEW MANORCARE HEALTH SERVICES, INC.

  Deferred tax assets (liabilities) are comprised of the following at May 31:

                                                    1997      1996      1995
                                                  --------  --------  --------
                                                  (IN THOUSANDS OF DOLLARS)
   Depreciation and amortization................. $ (8,442) $ (5,870) $ (2,483)
   Purchased intangibles.........................  (18,235)     (723)     (269)
   Gain on stock issuance........................  (37,187)  (11,896)  (11,896)
   Other.........................................     (777)     (949)      (75)
                                                  --------  --------  --------
   Gross deferred tax liabilities................  (64,641)  (19,438)  (14,723)
                                                  --------  --------  --------
   Reserve for doubtful accounts.................    8,208     1,418       748
   Reimbursement reserve.........................    5,161       --         68
   Acquisition costs.............................    3,864        --       --
   Deferred revenue..............................      227       391       --
   Vacation payments.............................    1,609       929       138
   Self-insurance................................    1,443     2,140       332
   Deferred compensation.........................    1,063       --         67
   Other.........................................    1,040       307         8
                                                  --------  --------  --------
   Gross deferred tax assets.....................   22,615     5,185     1,361
                                                  --------  --------  --------
   Net deferred tax liabilities.................. $(42,026) $(14,253) $(13,362)
                                                  ========  ========  ========

  A reconciliation of income tax expense at the statutory rate to income tax expense included in the combined statements of income follows:

                                                         1997     1996    1995
                                                        -------  ------  ------
                                                          (IN THOUSANDS OF
                                                              DOLLARS)
   Federal income tax rate.............................     35%     35%     35%
                                                        =======  ======  ======
   Federal taxes at statutory rate..................... $21,037  $  892  $4,508
   State income taxes, net of Federal tax benefit......   3,158     203     753
   Minority interest...................................   1,358     543     716
   Tax credits.........................................     --      --      (15)
   Other...............................................  (1,636)   (201)     93
                                                        -------  ------  ------
   Income tax expense.................................. $23,917  $1,437  $6,055
                                                        =======  ======  ======

  Income taxes paid on a combined basis for the years ended May 31, 1997, 1996 and 1995 were $6.5 million, $1.2 million and $1.1 million, respectively.

                                ACCRUED EXPENSES

  Accrued expenses at May 31, 1997 and 1996 were as follows:

                                                                 1997    1996
                                                                ------- -------
                                                                 (IN THOUSANDS
                                                                  OF DOLLARS)
   Payroll..................................................... $13,460 $ 6,878
   Taxes, other than income....................................   1,615     734
   Insurance...................................................   8,439   8,231
   Interest....................................................   1,172     629
   Acquisition related accruals................................   6,251     243
   Other.......................................................   4,742     945
                                                                ------- -------
                                                                $35,679 $17,660
                                                                ======= =======

                      NEW MANORCARE HEALTH SERVICES, INC.

                                LONG-TERM DEBT

Maturities of long-term debt at May 31, 1997 were as follows:

                                                                   (IN THOUSANDS
FISCAL YEAR                                                         OF DOLLARS)
-----------                                                        -------------
1998..............................................................   $  5,821
1999..............................................................      5,523
2000..............................................................      4,593
2001..............................................................      4,076
2002..............................................................      3,870
2003 and thereafter...............................................    162,781
                                                                     --------
                                                                     $186,664
                                                                     ========

  Long-term debt consisting of amounts due to Manor Care for mortgages on assisted living facilities and for amounts drawn on Manor Care's credit facility related to the Vitalink tender offer was $75.6 million and $49.9 million at May 31, 1997 and 1996, respectively. During fiscal year 1997 interest rates on mortgages ranged from 2.475% to 10.75%. The weighted average interest rate in fiscal year 1997 was 6.4%. Interest paid was $1.5 million in fiscal year 1997, $0.1 million in fiscal year 1996 and $0.1 million in fiscal year 1995.

  Mortgages on assisted living facilities are held by Manor Care and will be transferred to ManorCare Health Services on the Distribution Date. Certain covenants in the loan documents will be modified as a result of this transfer. The Company does not expect changes in loan covenants to have a significant impact.

  During fiscal year 1997, Vitalink entered into a $200 million revolving credit facility (the "Credit Facility"), which expires February 12, 2002 with Chase Manhattan Bank. Amounts totaling $97.4 million were drawn under the Credit Facility to redeem $98.2 million of GranCare, Inc.'s ("GranCare") $100.0 million Senior Subordinated Notes (see "Acquisitions and Divestitures"). Borrowings under the Credit Facility are at an interest rate of LIBOR plus 25 basis points. Vitalink is subject to a 0.15% facility fee for the total amount of the Credit Facility payable on a quarterly basis. Borrowings under the Credit Facility are classified as long-term as Vitalink has the ability and intention to refinance the amount drawn. The terms of the Credit Facility contain, among other provisions, requirements for maintaining defined levels of net worth, annual capital expenditures, and interest coverage and consolidated leverage ratios. Vitalink was in compliance with the terms of the Credit Facility for the fiscal year ended May 31, 1997. In conjunction with Vitalink's merger with TeamCare, Vitalink assumed $1.8 million of GranCare's 9 3/8% Senior Subordinated Notes due September 15, 2005. The notes require semi-annual interest payments. A $0.6 million premium has been recorded on the Senior Subordinated Notes to reflect the fair market value as of the merger date of February 12, 1997.

                      NEW MANORCARE HEALTH SERVICES, INC.

                                    LEASES

  The Company operates certain property and equipment under leases, some with purchase options that expire at various dates through 2023. The Company is also obligated under several non-cancelable operating leases for office space and equipment. Future minimum lease payments are as follows:

                                                           OPERATING CAPITALIZED
                                                            LEASES     LEASES
                                                           --------- -----------
                                                             (IN THOUSANDS OF
                                                                 DOLLARS)
   1998...................................................  $ 8,335    $1,589
   1999...................................................    6,808       764
   2000...................................................    5,351       515
   2001...................................................    4,355       395
   2002...................................................    2,922        84
   Thereafter.............................................    9,498       --
                                                            -------    ------
   Total minimum lease payments...........................  $37,269    $3,347
   Less: Amount representing interest.....................                549
                                                                       ------
   Present value of lease payments........................              2,798
   Less: Current portion..................................              1,346
                                                                       ------
   Lease obligations included in long-term debt...........             $1,452
                                                                       ======

  Rental expense under noncancelable operating leases was $8.0 million in 1997, $3.5 million in 1996 and $1.3 million in 1995.

                         ACQUISITIONS AND DIVESTITURES

  On February 12, 1997, Vitalink completed a merger with TeamCare, the pharmacy subsidiary of GranCare. Vitalink issued 11.4 million shares in exchange for all of the outstanding shares of GranCare. In addition, Vitalink funded the redemption of $98.2 million of GranCare's 9 3/8% Senior Subordinated Notes and assumed approximately $10.0 million of additional GranCare indebtedness. As a result of the excess of fair value of Vitalink shares over the book value of TeamCare, Vitalink recorded approximately $292.5 million of goodwill. As a result of the merger, the Company's ownership interest in Vitalink decreased to 45%. On May 21, 1997, the Company successfully completed its tender offer to purchase 1.5 million shares of Vitalink common stock. As a result of the tender offer, the Company's interest in Vitalink was increased to approximately 51%. The Company's net pretax gain resulting from these transactions was $50.3 million.

  During fiscal year 1997, Vitalink purchased a pharmacy in California which services 5,100 institutional beds for a total of $5.3 million. Through new construction, the Company opened six assisted living facilities.

  During fiscal year 1996, the Company acquired six assisted living facilities, with five attached skilled nursing units for $74.3 million, of which $19.0 million was cash and the remainder was assumed liabilities. In October 1995, the Company purchased for $22.9 million approximately 41% of the common stock of IHHI, and invested another $20.0 million for 100% of its outstanding voting convertible preferred stock and for warrants to purchase an additional 6.0 million shares of common stock. As a result of this transaction, the Company currently has effective control of approximately 64% of the voting stock of IHHI. Vitalink purchased a pharmacy servicing 2,200 institutional beds and an infusion therapy business for a total of $6.3 million.

                      NEW MANORCARE HEALTH SERVICES, INC.

  During fiscal year 1995, the Company purchased six assisted living facilities for approximately $30.2 million. Vitalink purchased a pharmacy servicing 1,300 institutional beds for $2.5 million.

  Unless otherwise noted, acquisitions are accounted for as purchases. Acquisition costs in excess of fair market value of the assets acquired are allocated to goodwill.

  The following unaudited pro forma statement of operations information gives effect to the TeamCare merger transactions described above as though they had occurred on June 1, 1995, after giving effect to certain adjustments, including amortization of goodwill, additional depreciation and amortization expense, increased interest expense on debt related to the merger and related income tax effects. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the merger occurred at the beginning of the respective years.

  PRO FORMA STATEMENT OF OPERATIONS INFORMATION

                                                         YEAR ENDED MAY 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                                                           (IN THOUSANDS,
                                                       EXCEPT PER SHARE DATA)
   Total net revenues................................. $   663,516 $   495,409
   Income before income taxes.........................      62,083       5,485
   Net income.........................................      33,991      (1,979)
   Net income per share............................... $      0.54 $     (0.03)

                        PROVISION FOR ASSET IMPAIRMENT

  The Company periodically reviews the net realizable value of its long-term assets and makes adjustments accordingly. The Company recorded a provision of $1.2 million in fiscal year 1996 related to the impairment of certain capitalized systems development costs. The impairment of the property and equipment was recorded in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

                         COMMITMENTS AND CONTINGENCIES

  The Company is a defendant in a number of lawsuits arising in the ordinary course of business. In the opinion of management and counsel to the Company, the ultimate outcome of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

  Revenues recorded under Federal and state medical assistance programs are subject to adjustment upon audit by appropriate government agencies (see "Revenue Recognition" footnote disclosure). For fiscal years 1997, 1996 and 1995, these revenues amounted to $188.0 million, $108.5 million and $39.9 million, respectively. In the opinion of management, any difference between revenues recorded and final determination will not be significant.

  Vitalink has a limited guarantee to Health Retirement Properties Trust ("HRPT") of up to $15.0 million for default mortgage payments of GranCare facility leases assumed in connection with the TeamCare merger. In return, Vitalink is the beneficiary of a $15.0 million line of credit from GranCare in the event that any of the facilities defaults on its mortgage to HRPT.

                      NEW MANORCARE HEALTH SERVICES, INC.

                         TRANSACTIONS WITH MANOR CARE

  The pharmacy and assisted living facilities participate in a cash concentration system with Manor Care and as such maintain no significant cash balances or banking relationships. Substantially all cash received by these operations has been immediately deposited in and combined with Manor Care's corporate funds through its cash management system. Similarly, operating expenses, capital expenditures and other cash requirements of these facilities have been paid by Manor Care and charged to the Company. The net result of all these intercompany transactions with the exception of amounts relating to the acquisition of Company-operated assisted living facilities is reflected in the combined balance sheets as investments and advances from Manor Care. Interest expense on investments and advances from Manor Care for the years ended May 31, 1997, 1996 and 1995 was $11.2 million, $8.4 million and $3.8 million, respectively. Following the Distribution, the Company will maintain its own cash balances and will implement an internal cash management system.

  Manor Care has historically provided various services to the Company including, among others, cash management, payroll and payables processing, employee benefit plans, legal, accounting, tax, information systems and certain administrative services, as required. Manor Care charges the Company fees for general management, staff support and rental of office space on the basis of such factors as employee time incurred and square footage. This is essentially the same basis Manor Care utilized to charge its other operating entities for such services. General corporate and other expenses of $8.4 million, $11.6 million and $3.0 million, respectively, were charged to the Company's operations for the years ended May 31, 1997, 1996 and 1995. Management believes that the foregoing charges are reasonable allocations of the costs incurred by Manor Care on the Company's behalf. The Company has estimated that after the Distribution annual general corporate and other expenses will increase by approximately $2.5 million.

  For purposes of providing an orderly transition after the Distribution, Manor Care Realty and the Company will enter into various agreements, including, among others, Lease Agreements, Development Agreement, Assisted Living Facility Management Agreement, Tax Sharing Agreement, Tax Administration Agreement, Corporate Services Agreement, Employee Benefits and Other Employment Matters Allocation Agreement and Employee Benefits Administration Agreement. Effective at the Distribution Date, these agreements will provide, among other things, that the Company (i) will perform certain corporate and support services, such as accounting, risk management and computer systems support, (ii) will establish or participate in pension, profit sharing and incentive plans similar to those in place at Manor Care,
(iii) will receive certain miscellaneous administrative services and (iv) will lease skilled nursing facilities from Manor Care Realty. These agreements will extend from the Distribution Date until such time as the Company or Manor Care Realty has arranged to provide such services in-house or through another unrelated provider of such services. These agreements are attached as exhibits to the Company's Registration Statement on Form 10.

LEASE AGREEMENTS

  On the Distribution Date, Manor Care Realty and the Company will enter into Lease Agreements, pursuant to which Manor Care Realty will lease to ManorCare Health Services all of its skilled nursing facilities. Under each Lease Agreement, ManorCare Health Services' use of the subject facility will be limited to skilled nursing operations.

  Manor Care Realty will be responsible for paying all real property taxes and insurance costs. ManorCare Health Services will be obligated to pay to Manor Care Realty under each Lease Agreement an annual amount equal to the Owner's Priority ("Land Rent"). In addition, each Lease Agreement will provide for ManorCare Health Services to retain a base fee monthly of 6% of Project Revenues (as defined in the Lease Agreement) and an incentive fee of up to 23% of Net Operating Profit (as defined in the Lease Agreement).

                      NEW MANORCARE HEALTH SERVICES, INC.

  Under each Lease Agreement, Manor Care Realty will have the right to terminate if certain financial results are not achieved or due to ManorCare Health Services' fault, the facility is decertified as a skilled nursing facility or is disqualified from participation in Medicare or Medicaid. The Lease Agreements will also provide for termination in the event of additional defaults such as monetary default, breach of covenant and bankruptcy defaults. Manor Care Realty will be obligated to pay to ManorCare Health Services a termination fee in certain situations.

DEVELOPMENT AGREEMENT

  On the Effective Date, Manor Care Realty and ManorCare Health Services will enter into a development agreement (the "Development Agreement") pursuant to which Manor Care Realty will develop assisted living facilities for ManorCare Health Services and retain ownership of such facilities until occupancy has stabilized at 80% or more for a period of 30 days or until such earlier date as ManorCare Health Services determines to purchase such facility. The purchase price for each facility will be at a premium to the total development costs, which will be based upon the time elapsed since the opening of the facility. If stabilized occupancy is not achieved within two years of commencing operations, ManorCare Health Services may, but will be not obligated to, purchase the facility.

ASSISTED LIVING FACILITY MANAGEMENT AGREEMENT

  On the Effective Date, Manor Care Realty and ManorCare Health Services will enter into an assisted living facility management agreement (the "Assisted Living Facility Management Agreement") pursuant to which during the two-year stabilization period under the Development Agreement, ManorCare Health Services will manage the facility for Manor Care Realty. During the management period, ManorCare Health Services will be reimbursed for all operating costs and will receive a fixed monthly fee.

7 1/2% SENIOR NOTES

  In connection with the Exchange Offer, the Company will assume $150.0 million of 7 1/2% Senior Notes due 2006 from Manor Care. These notes will be redeemable at the option of the Company at any time at a price equal to the greater of (a) the principal amount or (b) the sum of the present values of the remaining scheduled payments of principal and interest, discounted with an applicable treasury rate plus 15 basis points, plus accrued interest to the date of redemption.

INTEREST RATE HEDGING

  In conjunction with the June 1996 issuance of $150.0 million of 7 1/2% Senior Notes, Manor Care also entered into a series of interest rate swap and treasury lock agreements having a total notional principal amount of $150.0 million. Agreements with a total notional principal amount of $100.0 million were terminated concurrent with the pricing of the notes offering on May 30, 1996 with a $2.7 million cash gain. The remaining agreement, with a total notional principal amount of $50.0 million was terminated on October 23, 1996 with a $1.4 million cash gain. The gains on the termination of the agreements were deferred and are being amortized against interest expense over the life of the 7 1/2% Senior Notes.

                  PENSION, PROFIT SHARING AND INCENTIVE PLANS

  Employees of the Company participate in various retirement and profit sharing plans. The retirement savings and investment plan and the non-qualified retirement savings and investment plan are jointly sponsored by the Company and Manor Care and are thus multiple employer plans. The costs of these plans are allocated to the Company based on the size of its payroll relative to the total payroll. Costs allocated to the Company were $1.1 million in 1997, $0.7 million in 1996 and $0.4 million in 1995.

                      NEW MANORCARE HEALTH SERVICES, INC.

                      FAIR VALUE OF FINANCIAL INSTRUMENTS

  Fair values of long-term debt instruments were determined by discounting future cash flows using the Company's current market rates and do not vary substantially from the amounts recorded on the balance sheet. The balance sheet carrying amounts of cash, cash equivalents, receivables, inventories and other current assets approximate fair value due to the short-term nature of these items.

                         BUSINESS SEGMENT INFORMATION

  The Company operates principally in three segments: pharmacy services, assisted living operations and home health services. Intersegment sales for the pharmacy segment consist of sales to assisted living facilities which are subsequently eliminated in consolidation.

  Income (loss) from operations consists of total revenues less total operating, depreciation and amortization, and general corporate and other expenses.

1997                      PHARMACY ASSISTED LIVING  HOME HEALTH ELIMINATIONS  TOTAL
----                      -------- ---------------  ----------- ------------ --------
Revenues to unaffiliated
 parties................  $273,396    $ 73,402       $124,354      $ --      $471,152
Intersegment sales......       642         --             --        (642)         --
Income (loss) from oper-
 ations.................    33,109      (1,237)        (3,002)       --        28,870
Identifiable assets.....   515,752     211,218         60,407        --       787,377
Depreciation and amorti-
 zation.................     9,527       7,548          3,060        --        20,135
Capital expenditures....     4,648      35,284             42        --        39,974
1996
----
Revenues to unaffiliated
 parties................  $140,748    $ 48,146       $ 74,153      $ --      $263,047
Intersegment sales......       367         --             --        (367)         --
Income (loss) from oper-
 ations.................    22,301      (5,998)(a)     (2,644)       --        13,659
Identifiable assets.....    79,013     183,269         72,598        --       334,880
Depreciation and amorti-
 zation.................     4,363       5,472          1,748        --        11,583
Capital expenditures....     3,537      27,902            562        --        32,001
1995
----
Revenues to unaffiliated
 parties................  $112,179    $ 13,808       $    --       $ --      $125,987
Intersegment sales......        78         --             --         (78)         --
Income (loss) from oper-
 ations.................    18,726        (797)           --         --        17,929
Identifiable assets.....    63,825      70,677            --         --       134,502
Depreciation and amorti-
 zation.................     3,753       2,337            --         --         6,090
Capital expenditures....     2,163      22,857            --         --        25,020

--------
(a) Includes a provision for asset impairment of $1.2 million.

                 THE DEALER MANAGER FOR THE EXCHANGE OFFER IS:

                             CHASE SECURITIES INC.
                                 1-800-523-9736

Any questions concerning the terms of the Exchange Offer may be directed to the
                                Dealer Manager.

                THE INFORMATION AGENT FOR THE EXCHANGE OFFER IS:

Any questions concerning tender procedures or requests for additional copies of this Prospectus may be directed to the Information Agent.

                 THE EXCHANGE AGENT FOR THE EXCHANGE OFFER IS:

            Any questions concerning tender procedures, please call
                         (   )    -     (call collect)

TRUSTEE:

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Pursuant to authority conferred by Delaware General Corporation Law Section 102, the Registrant's Certificate of Incorporation (the "Charter") provides that no director of the Registrant will be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director except for breach of the director's duty of loyalty to the Registrant or the stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payment of dividends, unlawful stock redemptions or repurchases and for any transaction from which the director derived an improper personal benefit. The Charter also provides that if Delaware law is amended to further limit the liability of directors, then the liability of a director of the Registrant will be further limited to the fullest extent permitted by Delaware law as so amended.

  Delaware General Corporation Law Section 145 contains provisions permitting and, in some situations, requiring Delaware corporations, such as the Registrant, to provide indemnification to their officers and directors for losses and litigation expense incurred in connection with their service to the corporation in those capacities. The Charter contains provisions requiring indemnification by the Registrant of its directors and officers to the fullest extent permitted by law. Among other things, the Charter provides indemnification for officers and directors against liabilities for judgments in and settlement of lawsuits and other proceedings and for the advance of any payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS

    The following exhibits are filed pursuant to Item 601 of Regulation S-
    K.

 EXHIBIT
   NO.                           DESCRIPTION OF EXHIBIT
 -------                         ----------------------
  1.1    Form of Dealer Manager Agreement by and between Manor Care, the
         Registrant and Chase Securities Inc., dated as of      , 1997.*
  2.1    Form of Distribution Agreement, dated as of     , 1997, between Manor
         Care and Registrant.*
  3.1    Amended and Restated Certificate of Incorporation of Registrant.*
  3.2    Amended and Restated Bylaws of Registrant.*
  3.3    Amended Certificate of Incorporation of Manor Care, incorporated by reference to Exhibit 3.1 to Manor Care's Annual report on Form 10-K for the fiscal year ended May 31, 1997.
  3.4    Amended Bylaws of Manor Care, incorporated by reference to Exhibit 3.2 to Manor Care's Annual report on Form 10-K for the fiscal year ended
         May 31, 1997.
  4.1    Indenture, dated as of June 4, 1996, between Manor Care and Wilmington
         Trust Company, Trustee, relating to Manor Care's 7 1/2% Senior Notes due 2006, incorporated by reference to Exhibit 4.1 to Manor Care's
         Form 8-K dated June 4, 1996.
  4.2    Supplemental Indentures, dated as of June 4, 1996, between Manor Care and Wilmington Trust Company, Trustee, relating to Manor Care's 7 1/2%
         Senior Notes due 2006, incorporated by reference to Exhibit 4.2 to
         Manor Care's Form 8-K dated June 4, 1996.
  4.3    Form of Second Supplemental Indenture between Manor Care and
         Wilmington Trust Company, Trustee, relating to Manor Care's 7 1/2%
         Senior Notes due 2006.*
  4.4    Form of Indenture between Registrant and     , as Trustee, relating to
         the Registrant's 7 1/2% Senior Notes due 2006.*

 EXHIBIT
   NO.                           DESCRIPTION OF EXHIBIT
 -------                         ----------------------
  4.5    Form of Indenture among Manor Care Real Estate Corp., the Guarantors
         and     , as Trustee, relating to Manor Care Real Estate's  % Senior
         Notes due 2007.*
  5.1    Opinion of Skadden, Arps, Slate, Meagher & Flom, LLP (including the consent of such counsel) regarding the legality of securities being offered.*
 10.1    Form of Tax Sharing Agreement, dated as of      , 1997, between Manor
         Care and Registrant.*
 10.2    Form of Tax Administration Agreement, dated as of      , 1997, between
         Manor Care and Registrant.*
 10.3    Form of Corporate Services Agreement, dated as of      , 1997, between
         Manor Care and Registrant.*
 10.4    Credit Agreement, dated as of     , 1997, among Manor Care and
               .*
 10.5    Form of Assisted Living Facility Management Agreement, dated as of
              , 1997, between Manor Care and Registrant.*
 10.6    Form of Master Development Agreement, dated as of      , 1997, between
         Manor Care and Registrant.*
 10.7    Form of Master Lease Agreement, dated as of       , 1997, between
         Manor Care and Registrant.*
 10.8    Form of Non-Competition Agreement, dated as of      , 1997, between
         Manor Care and Registrant.*
 10.9    Form of Employee Benefits and Other Employment Matters Allocation
         Agreement, dated as of      , 1997, between Manor Care and
         Registrant.*
 10.10   Form of Employee Benefits Administration Agreement, dated as of      ,
         1997, between Manor Care and Registrant.*
 10.11   Form of Office Lease Agreement, dated as of     , 1997, between Manor
         Care and Registrant.*
 10.12   Form of Trademark Agreement, dated as of     , 1997, between Manor
         Care and Registrant.*
 10.13   Form of Cash Management Agreement, dated as of      , 1997, between
         Manor Care and Registrant.*
 10.14   Form of Risk Management Consulting Services Agreement, dated as of
              , 1997, between Manor Care and Registrant.*
 10.15   Form of Employment Agreement, dated as of      , 1997, between Stewart
         Bainum, Jr. and Manor Care.*
 12.1    Statement re Computation of Ratio of Earnings to Fixed Charges.
 21.1    Subsidiaries of Registrant.*
 23.1    Consents of Independent Public Accountants.
 23.2    Consent of Skadden, Arps, Slate, Meagher & Flom, LLP (included as part of opinion filed pursuant to Exhibit 5 hereof).*
 24.1    Powers of Attorney (See Signature Page).
 25.1    Statement of Eligibility and Qualification of Trustee on Form T-1 of
             , as Trustee.*
 27.1    Financial Data Schedule.
 99.1    Valuation and Qualifying Accounts.
 99.2    Form of Letter of Transmittal.*

--------
 * To be filed by amendment.

  (B) FINANCIAL SCHEDULES

    Not applicable

  (C) OPINIONS OF FINANCIAL ADVISORS

    Not applicable

ITEM 22. UNDERTAKINGS

  The Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

  provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-4 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  The Registrant hereby undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Gaithersburg, Maryland on October 16, 1997.

                                         New ManorCare Health Services, Inc.

                                         By:    /s/ James H. Rempe
                                             _________________________________
                                             NAME: JAMES H. REMPE
                                             TITLE: SECRETARY

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stewart Bainum, Jr. and James H. Rempe and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities and on the dates indicated:

             SIGNATURES                      TITLE                 DATE

      /s/ Stewart Bainum, Jr.         Chairman of the          October 16,
------------------------------------   Board, President,           1997
        STEWART BAINUM, JR.            and Chief
                                       Executive Officer
                                       (Principal
                                       Executive Officer)

       /s/ Donald C. Tomasso          President                October 16,
------------------------------------                               1997
         DONALD C. TOMASSO

         /s/ Leigh C. Comas           Vice President-          October 16,
------------------------------------   Finance, Treasurer          1997
           LEIGH C. COMAS              and Director
                                       (Principal
                                       Financial Officer)

   /s/ Margarita A. Schoendorfer      Vice President and       October 16,
------------------------------------   Controller                  1997
     MARGARITA A. SCHOENDORFER         (Principal
                                       Accounting
                                       Officer)

         /s/ James H. Rempe           Senior Vice              October 16,
------------------------------------   President, General          1997
           JAMES H. REMPE              Counsel, Secretary
                                       and Director